March 29, 2005

Delivered as Correspondence File by EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Rufus Decker, Branch Chief

Mail Stop 0510

Re:	Rentech, Inc.

Form 10-K for the fiscal year ended September 30, 2004

Form 10-Q for the quarter ended December 31, 2004

File No. 0-19260

Ladies and Gentlemen:

1. We are responding on behalf of Rentech, Inc. to the comments of the staff in your letter of March 15, 2005. A Proposed Amendment No. One of our Form 10-K and of our Form 10-Q are filed with this letter, marked to show the proposed disclosures we would make based on your comments. These reports have not been formally filed with the Commission.

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004

Item 1. Business, page 2

2. The customers that represent more than 10% of consolidated revenues (Anadarko Petroleum and Dunn-Edwards) are disclosed in accordance with Item 101(c) of Regulation S-K, in the section called Business in Item 1 of the Form 10-K.

Management’s Discussion and Analysis, page 27

3. We have marked revisions to the Management’s Discussion and Analysis to quantify our explanations for significant changes in services revenues and cost of sales in terms of increases or decreases in prices and volume, as required by Item 303(a)(3) of Regulation S-K. We did not include an explanation of changes in product sales because the increases in these revenues were not significant in fiscal year 2004.

Attn:  Rufus Decker, Branch Chief

Division of Corporation Finance

March 29, 2005

4. As supplemental information, the “costs of financing our operations” referred to on page 38 that are included in operating expenses are expenses paid to third party financial consultants to assist us in raising working capital. The costs of equity financing are charged to paid in capital. Debt issuance costs related to debt financing are amortized to interest expense over the life of the loans. Therefore, we have deleted the phrase, “costs of financing our operations” from the marked Form 10-K and 10-Q.

5. We have added a discussion of the results of operations and financial condition for our operating segments in the gross profit, loss from operations and net loss sections, per Item 303(a) of Regulation S-K, in the marked Form 10-K and 10-Q.

6. A discussion of the projected amount of capital expenditures for new projects, acquisitions, commercialization of the Rentech process, purchase of property, plant and equipment, and research and development expenses is provided in the Liquidity section of the marked Form 10-K and marked Form 10-Q. Because the results of operations of OKON have changed from providing positive liquidity to requiring cash funds, the impact of the disposal of OKON will reduce our cash requirements. More specifically, the disposal of OKON would have reduced our cash requirements for fiscal year 2004 by approximately $75,000 and for fiscal year 2003 by approximately $315,000. We have discussed in the marked Form 10-K the impact of the potential disposal of the OKON subsidiary on our liquidity, per Item 303(a)(1) and (2) of Regulation S-K.

Liquidity and Capital Resources, page 50

7. Our convertible debt and lines of credit do not contain financial covenants or cross default provisions.

Critical Accounting Policies, page 57

8. We discuss all of our critical accounting policies and estimates with our audit committee when we prepare Forms 10-Q and 10-K, prior to filing them. For each critical accounting policy or estimate, we have discussed below the likelihood of materially different reported results if different assumptions or conditions were to prevail. We have also quantified, to the extent we can, the effect that changes in assumptions and estimates would have on our overall financial performance. In doing this, we have examined SEC Releases 33-8040 and 333-8098.

•	Valuation of Long-Lived Assets, Intangible Assets and Goodwill

We feel that our valuation of long-lived assets, intangible assets and goodwill represent an accurate valuation based on currently available information. We feel it is unlikely that our valuation of goodwill and intangible assets would change in the foreseeable future unless conditions materially change. We feel that our valuation of long-lived assets has a higher probability of change as conditions surrounding the REN assets may change once

Attn:  Rufus Decker, Branch Chief

Division of Corporation Finance

March 29, 2005

we are able to establish a fair value for those assets based on a purchase offer which we anticipate may be received. If conditions change, we may have an impairment on some, or the full amount of our investment in REN.

•	Investment in Advanced Technology Companies

Our valuation of this investment is currently at $611,500. While we feel this estimate is accurate based on current available information, if conditions were to change, we may have to impair some or all of this amount.

•	Accounting for Fixed Price Contracts

We do not have significant current contracts for which we account under the percentage of completion method. If assumptions or estimates were to change, the results would not have a material impact on our consolidated financial statements.

•	Accounting for Stock Option and Warrants

We feel we have followed the appropriate GAAP guidance in accounting for stock options and warrants. We have used the Black-Scholes Option Pricing model to calculate costs for issuance of options and warrants, and it is not likely the assumptions used in those calculations would change.

•	Deferred Income Taxes

We have provided a full valuation reserve related to our deferred tax assets, and we would not expect that changes to assumptions or estimates would change the full valuation reserve.

Contractual Obligations, page 63

9. We have revised the table of contractual cash obligations to include estimated interest payments on our debt. The estimated interest payments were derived from amortization schedules of existing loans. Our guaranty under our joint venture in Sand Creek Energy terminated on October 31, 2001. We reported this termination of the guaranty in Note 7 of our financial statements for the fiscal years ended September 30, 2002 and 2003. We have changed Note 5 in the marked Form 10-K to delete the reference to commitments to third parties and the reference to a guaranty of the obligations of Sand Creek Energy LLC. We have examined SEC Release 33-8350.

Item 7A. Quantitative and Qualitative Disclosures About Market Risks, page 65

10. None of our four business segments currently use commodities. Thus the quantitative disclosures required by Item 305 of Regulation S-K regarding the potential loss resulting from one or more selected hypothetical movements in commodity prices that would otherwise affect our business do not apply.

Attn:  Rufus Decker, Branch Chief

Division of Corporation Finance

March 29, 2005

Item 8. Financial Statement and Supplementary Data, page 65

11. The cause of the decrease in net loss in the fourth quarter of 2003, including any unusual adjustments or transactions, is now disclosed in accordance with Item 302(a)(3) of Regulation S-K.

Financial Statements

12. Our only significant R&D agreement is with FT Solutions LLC, in which we own a 50% interest. Under that agreement, all significant R&D tasks identified by our engineers are completed by FT Solutions. Therefore, we no longer have significant R&D costs within our alternative fuels segment.

Note 1 – Description of Business and Summary of Significant Accounting Policies

13. We have added our policy for establishing allowances for doubtful accounts for trade receivables and related party receivables.

Management’s Plans, page F-10

14. The types of expenses that are included within deferred acquisition costs are legal fees, engineering consulting fees, and appraisal costs. These are direct costs of our proposed acquisition of Royster-Clark Nitrogen. We followed the following Interpretation guidance relating to FASB 141, paragraph 24:

Paragraph 24 states that the cost of an acquired entity includes the direct costs of the business combination. Those direct costs include “out-of-pocket” or incremental costs directly related to a business combination such as a finder’s fee and fees paid to outside consultants for accounting, legal, or engineering investigations or for appraisals. Internal costs associated with a business combination (whether one-time costs or recurring in nature) shall be expensed as incurred. In addition, costs related to unsuccessful negotiations also shall be expensed as incurred.

Licensed Technology, page F-12

15. The separate components of our licensed technology and technology rights are disclosed in the marked Form 10-K. The licensed technology is our Rentech process based upon Fischer-Tropsch processes that we refer to as a FT process and sometimes as a gas-to-liquids process (GTL). We have disclosed the following in our 10-K: Licensed technology represents costs incurred by the Company primarily for the retrofit of a plant used for the purpose of demonstrating the Company’s proprietary technology to prospective licensees, which it licenses to third parties under various fee arrangements. The technology rights can be explained as

Attn:  Rufus Decker, Branch Chief

Division of Corporation Finance

March 29, 2005

follows: on June 17, 1986, Rentech sold rights and interests in its licensed technology to ‘Rig 86’. In an agreement effective November 25,1997, Rig 86 assigned its rights and interests in the technology to Rentech. In consideration of the assignment, Rentech agreed to issue a total of 200,000 shares of common stock and 200,000 warrants to purchase common stock to Rig 86. It was necessary for this agreement to occur before Rentech’s deal with Texaco could be completed as Texaco wanted to buy the exclusive rights for Rentech’s technology for the whole world (except India). Based on these facts, we set up an asset account for the total repurchase and will amortize the amount over ten years. Rentech has the right to terminate the agreement after ten years, based upon the level of future cash flows, and if not terminated, has the right to receive royalties for fifteen years after the first plant is put into service. The asset was valued as:

200,000 shares @.8125	$162,500
Premium on warrants	$6,250
200,000 warrants	$119,046

$287,746

16. The question of our capitalization of the $3.4 million cost of our demonstration run at the Synhytech plant was reviewed by your staff in a comment letter to us dated October 25, 1994 (Comment No. 34) and again in a comment letter dated May 3, 2002 (Comment No. 53). Our response dated November 17, 1994 at Item No. 34 is still relevant. It is as follows:

“None of the $3.3 million in costs to convert the Synhytech plant were capitalized as plant costs as management’s only objective and intent was to operate the plant for a short period of time in order to provide prospective licensees with verifiable statistics and data on use of the technology under operating conditions in a full-scale commercial plant (referred to as the “demonstration run”). The Company estimates that it will recover the capitalized costs from future design contract fees, license fees and royalties over the next fifteen years based on expected license arrangements.

The costs resulted in the asset, licensed technology, which has a value, life and future benefit separately identifiable and distinct from the plant, and the costs were capitalized in accordance with provisions of paragraph 25 of APB 17.

The preceding paragraphs explain why the costs were capitalized separately from plant costs. The costs incurred did not improve the plant’s value. The costs incurred had no relationship to the prospects of the plant, and it was not the intention of management to complete the plant for its planned operations.”

Please also refer to “Accounting Analysis No. 2” on page 10 of the “Development of the Rentech Technology” report dated November 9, 1994 by the Company that follows this letter as

Attn:  Rufus Decker, Branch Chief

Division of Corporation Finance

March 29, 2005

supplemental information. We submitted that analysis during staff reviews of this issue in 1994 and 2002. At each of those times, it was accepted by the staff without further comment.

17. Please see our response to Item 16 for the basis for recognizing the capitalized costs of the retrofits as an asset separate from the Synhytech plant.

18. We established an amortization period of 15 years for our Licensed Technology in 1993. This determination was based upon our estimated life of future license agreements in accordance with the provisions of paragraph 27 of APB 17. This determination was reviewed by the staff pursuant to comment 39 in the staff’s comment letter to us dated October 25, 1994, and no further comments were made.

We assessed the licensed technology to have a value of $896,059 as of September 30, 2004. We considered past and future revenue in our evaluation process. This valuation is substantiated, in accordance with SFAS 121, by the following analysis that we made of our findings.

Under FAS 121, Impairment of Long-Lived Assets, the potential impairment of the Company’s licensed technology and technology rights must be assessed. We believe that our technology can successfully compete against others with similar technology, and that our technology has several competitive advantages related to costs and product yields. These advantages include our patent issued in October 2003 by the U.S. Patent and Trademark Office that protects our technology for integrating the Rentech process with ammonia fertilizer plants to enable them to efficiently co-produce nitrogen fertilizers, FT fuels and electricity. We also have several major projects underway that support the value assigned to licensed technology and technology rights.

There are two major types of revenue related to the GTL technology. The first is license agreements. Our analysis is based on the assumption that we would receive fees and royalties of at least the amounts we have previously received. The fees will be license fees based on the designed daily barrels of production for each project and a royalty based on each barrel of production per day from a FT facility for up to fifteen years. Our standard terms for licenses are one-third down, one-third at the mid-point of the project and one-third upon start-up. As a general rule, three years of construction time is necessary for a 10,000 barrel per day facility. We classify the second type of revenue as studies. This includes feasibility and engineering studies and technical services provided at our research and development facility.

Agreements with Texaco

We completed a licensing agreement with Texaco during fiscal year 1998, which gave Texaco the exclusive worldwide license for plants in which the feedstock is a solid (except India) and a non-exclusive license for plants in which gas is the feedstock. This agreement provided us with royalty income of $240,000 during fiscal year 2002 and $100,000 during fiscal year 2003. The technical services agreement that we had with Texaco continued well past the expiration of the

Attn:  Rufus Decker, Branch Chief

Division of Corporation Finance

March 29, 2005

contract. During fiscal years 2003 and 2002, we recognized $589,705 and $1,436,636, respectively, in revenue from Texaco related to the assimilation of Rentech’s GTL technology with Texaco’s gasification technology.

During March 2003, Texaco agreed to return the exclusive worldwide license to us in exchange for a non-exclusive license for solid feedstock. In addition, we agreed that Texaco’s royalty payments would cease. The final technical services we provided for Texaco at our research and development facility were completed in March 2003. We believe that these changes in license terms are a very positive development because we can pursue license agreements with other parties for use of solid feedstock such as coal and petroleum coke.

Other GTL Projects

Based upon our internal Project Overview and Rating report dated October 1, 2004, which is a listing of our feasibility and engineering studies, we have a significant amount of activity related to our licensed technology. Our project managers and engineers rank the projects as a probability percentage and give us the proposed contract amount as well as total proposed costs. Based on this report, and applying our minimum revenue calculation, we expect the net cash flows from these projects to be approximately $2,250,000. As of September 30, 2004, the contracts for two of these projects, the State of Wyoming and Royster Clark studies, for $500,000 and $475,000, respectively, were in progress.

We are also currently negotiating additional studies and anticipate license fee agreements for the following projects that we expect to complete. We expect to realize significant contract payments and license fees and engineering fees through these agreements during the next five years. Thereafter we anticipate sales of catalysts for these proposed projects. We do not have any guarantees that any one or more of these projects will be pursued or produce revenues for us. We believe that any one of them that does proceed, however, would provide us with revenues that far exceed the amortized cost of our licensed technology and technology rights.

Projected Barrels Per Day
Proposed Customer

GTL Bolivia (TFE)	10,000
GTLE	10,000

CCPR	40,000
Niugini Gas	15,000
EurOil	15,000
Wyoming (Greenfield)	10,000
Wyoming—DKRW	10,000

Attn:  Rufus Decker, Branch Chief

Division of Corporation Finance

March 29, 2005

This list of proposed customers and the projected production capacity of the plants they might construct and operate constitute forward projections based upon our present information. These projections reflect our good faith belief and best judgment based upon current information, but we may not receive these expected revenues. These potential customers do not have financing commitments necessary to construct the plants. They do not have all required governmental permits, contracts for their supplies of feedstock, or the results of technical studies that provide adequate assurances of the technical and economic feasibility of proceeding with these projects. Our anticipated revenues are dependent upon these conditions and other factors not yet fully evaluated by the potential customers. Whether we will receive any of the revenues we expect from these sources is unknown at this time and depends upon the decisions of the potential customers, a matter that is outside our control.

Conclusion

Based upon the success of the agreements with Texaco and the recent significant developments with regard to Rentech’s technology, the presently contracted revenues, and the potential future revenues, we conclude there is no impairment in the valuation of Rentech’s licensed technology and technology rights. This conclusion is also supported by the expected revenue stream from the technology during the next five to ten years which far exceeds our amortized cost of licensed technology of $896,059 and technology rights of $86,324.

Revenue Recognition, page F-14

19. We have revised this discussion to encompass each of the criteria discussed in SAB Topic 13:A. To more accurately reflect the nature of the revenues from our alternative fuels segment, we changed the phrase laboratory research revenue to laboratory technical services revenue. We have provided detail regarding our application of the percentage of completion method and the related estimation process in the section tilted “Accounting for Fixed Price Contracts” in Note 1 of our marked Form 10-K.

Note 4 – Investment in Advanced Technology Companies, page F-19

20. For our assessment of the value of our investments in Global Star Energy and Infinite Power Solutions, we obtained information relating to the most recent equity transactions and the current financial position of both companies. We have revised the disclosure to better explain how we determined that write-downs were appropriate, including the basis for how the amounts of the write-downs were calculated.

Note 5 – Investment in Sand Creek, page F-20

Attn:  Rufus Decker, Branch Chief

Division of Corporation Finance

March 29, 2005

21. We have not provided disclosures for our investments in the Sand Creek and FT Solutions joint ventures accounted for under the equity method, as would be required by paragraph 20 of APB 18, because these sums are not material. If and when these sums become material, we will follow paragraph 20 of APB18 and disclose summarized information as to assets, liabilities, and results of operation of our joint ventures.

Note 8 – Long-term Convertible Debt, page F-21

22. Our convertible debt and lines of credit do not contain financial covenants or cross default provisions.

Note 9 – Lines of Credit, page F-22

23. Our convertible debt and lines of credit do not contain financial covenants or cross default provisions.

Note 10 – Stockholders’ Equity, page F-23

24. We used the Black-Scholes Option Pricing Model to calculate the value of the warrants. The assumptions that we used in the Black-Scholes Option Pricing Model in connection with debt issuances during the annual and subsequent interim periods were as follows:

For the warrants related to the 1,300,000 shares disclosed in Note 10 of our Form 10-K, we used the following assumptions:

• Grant Date	9/17/2004
• Market Price at Grant Date	$0.94
• Exercise Price	$1.14
• Term	5 years
• Volatility	50%
• Dividend Yield	3.35%

For the warrants related to the five promissory notes totaling $1,850,000 dated November 19, 2004, disclosed in Note – 5 Debt in the December 31, 2004 Form 10-Q, we used the following assumptions:

• Grant Date	11/19/2004
• Market Price at Grant Date	$1.11
• Exercise Price	$1.14
• Term	3 years
• Volatility	49%
• Dividend Yield	3.12%

Attn:  Rufus Decker, Branch Chief

Division of Corporation Finance

March 29, 2005

25. Additional information supporting our conclusion that extending the expiration date of various warrants and options to purchase your common stock did not result in compensation expense is as follows.

For the 625,000 shares that were extended, we used the Black-Scholes Option Pricing Model to calculate the compensation expense on the extension as if the warrants were cancelled and re-issued. We used the following assumptions:

• Grant Date	1/17/2003
• Market Price at Grant Date	$0.42
• Exercise Price	$1.20
• Term	1.2 years
• Volatility	36%
• Dividend Yield	1.41%

Based on that calculation, we determined no additional compensation expense was required to be recorded.

For the 2,291,667 shares that were extended, we used the Black-Scholes Option Pricing Model to calculate the compensation expense on the extension as if the warrants were cancelled and re-issued. We used the following assumptions:

• Grant Date	3/29/2003
• Market Price at Grant Date	$0.55
• Exercise Price	$2.64
• Term	1 year
• Volatility	40%
• Dividend Yield	1.18%

Based on that calculation, we determined no additional compensation expense was required to be recorded.

For the 180,000 shares that were extended, we used the Black-Scholes Option Pricing Model to calculate the compensation expense on the extension as if the warrants were cancelled and re-issued. We used the following assumptions:

• Grant Date	2/22/2003
• Market Price at Grant Date	$0.50
• Exercise Price	$1.25
• Term	1.2 years
• Volatility	37%
• Dividend Yield	1.19%

Attn:  Rufus Decker, Branch Chief

Division of Corporation Finance

March 29, 2005

Based on that calculation, we determined no additional compensation expense was required to be recorded.

Note 11 – Commitment and Contingencies, page F-31

26. The guaranty to which we were obligated through our joint venture in Sand Creek Energy terminated on October 31, 2001. We reported this termination of the guaranty, effective October 31, 2001, in Note 7 of our financial statements for the fiscal year ended September 30, 2002 and 2003. We have changed Note 5 in the marked Form10-K to delete the reference to commitments to third parties and the reference to a guaranty of the obligations of Sand Creek Energy LLC.

Note 13 – Goodwill and Other Intangible Intangibles, page F-34

27. As we evaluated potential impairment of the goodwill associated with the paints segment, we considered the following factors and took the following steps. We engaged an independent third party to complete an impairment test on the paint segment as of March 31, 2004. For the impairment test, we used a forecast that was based on future cash flows. As first disclosed in our comparison of results of operations for fiscal year 2001 compared to fiscal year 2000 in our Form 10-K for the fiscal year ended September 30, 2002, we instituted new programs in fiscal year 2001 to improve the operating results of OKON. The financial results, after we applied these programs, showed a reduction in losses. As we planned to continue these changes in operations, we expected to continue to realize improved results based on these factors: OKON has acquired capabilities to identify, track and capture projects where it is specified and expects to be better able to increase closing rates on its bids; State and federal agencies are proposing further restrictions to limit the levels of VOC’s by the paint industry in an effort to substantially reduce smog and improve air quality of highly populated cities. Management feels OKON is recognized as an industry leader in meeting new lower 2006 VOC requirements; OKON’s OEM customers are projecting increased demand for their products. We prepared a long-range forecast based upon these results, and that information was used for the impairment test. The impairment test conclusion was that fair value was $2.70 million, compared to a book value of $1.9 million.

In October 2004, we received an offer from a potential buyer to purchase the paint segment for a purchase price of $2.0 million. Even though we have had continued operating losses and negative free cash flows over the past three years, the purchase price exceeded our net book value. Thus we concluded that goodwill was not impaired.

Attn:  Rufus Decker, Branch Chief

Division of Corporation Finance

March 29, 2005

Note 16 – Segment Information, page F-42

28. As required by paragraph 27 of SFAS 131, as modified by SFAS 135, we have allocated the equity in net losses of investments to their proper segment. The entire amount is included in our alternative fuels segment.

29. We have provided our revenues from external customers for each product and service or each group of similar products and services as required by paragraph 37 of SFAS 131.

Schedule II – Valuation and Qualifying accounts, page F-43

30. We have disclosed the bad debt expense of $625,636 and $191,779 for 2003 and 2002 in the Valuation and Qualifying Accounts Schedule, as required by Article 12 of Regulation S-X. We did not previously present it in this schedule because these amounts were specifically identified accounts that we recorded directly to bad debt expense rather than increasing the allowance. We only included adjustments to the allowance, and not amounts directly written to bad debt expense.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2004

Comments applicable to your interim filings

31. We have addressed the previous comments in our Form 10-Q filing for the period ended December 31, 2004. A marked copy of that document is also being sent to you as a correspondence file with this letter. We will also address these comments in our subsequent interim filings.

8-K FILED ON JANUARY 19, 2005

Exhibit 99.2 – Financial Statements for the Nine Months Period Ended September 30, 2004

32. The nine month period ended September 30, 2004 has a positive gross margin as compared to the nine month period ended September 30, 2003 due to the stabilization of the pricing of natural gas delivered to the plant. On average, natural gas makes up 60%-70% of the cost to produce nitrogen fertilizer products. During 2003, 2002 and 2001, the company experienced significant spikes in natural gas pricing that contributed to the negative margins. The factors contributing to the decrease in SG&A expenses in 2004 were a $70,000 decrease in rail leases during 2004 and a bad debt write-off of $65,000 in 2003 with no comparable amount in 2004.

Exhibit 99.3 – Unaudited Pro Forma Combined Condensed Statement of Operations

33. We are preparing a proposed amendment to the Form 8-K to reflect pro forma adjustments in a column separate from the historical results of either entity. We expect to

Attn:  Rufus Decker, Branch Chief

Division of Corporation Finance

March 29, 2005

complete this Form 8-K and send it to you by April 1, 2005. Each adjustment is referenced to a footnote that explains the adjustment and all related assumptions. We have taken Rule 11-02 of Regulation S-X into account.

34. We have prepared a pro forma balance sheet as of December 31, 2004 for the Royster-Clark Nitrogen acquisition, including the impact of the debt financing and other factually supportable adjustments directly attributable to the acquisition. We reviewed to Rule 11-02 of Regulation S-X in this connection.

35. We have included pro forma statements of operations for the most recent fiscal year and subsequent interim period. These statements include a pro forma adjustment to reflect the continuing impact of the financing costs of the acquisition and any other factually supportable adjustments directly attributable to the acquisition that are expected to have a continuing impact. We added footnotes to explain each pro forma adjustment and related assumptions, all according to Rule 11.02 of Regulation S-X.

36. We have also included historical and pro forma basic and diluted earnings per share, as well as the number of shares used to compute the earnings per share, on the face of the pro forma statements of operations.

37. We have revised the introductory paragraph to explain how we adjusted the financials of Royster-Clark Nitrogen to account for its December year end. We also revised revise Note 1 to explain the related pro forma adjustment and break down the adjustment in a sufficiently detailed manner.

8-K FILED ON MARCH 10, 2005

38. We are preparing an amended Form 8-K to include pro forma financial information for the sale of OKON, Inc. as required by Article 11-01(a)(4). We expect to complete this Form 8-K and send it to you by April 1, 2005.

Sincerely,

RENTECH, INC.

By:	/s/ Geoffrey S. Flagg
Geoffrey S. Flagg
Chief Financial Officer

RENTECH, INC.

Development of the Rentech Technology

November 9, 1994

by Dr. Charles B. Benham, Dennis L. Yakobson, and Ronald C. Butz

Organization of the Company

Rentech, Inc. was incorporated on December 18, 1981 as a Colorado corporation. The company was organized to take advantage of years of work done by Dr. Charles B. Benham, one of the organizers, in the field of Fischer-Tropsch processes, for the purpose of further developing and exploiting its new technology that he had conceived.

In 1973, at the Naval Weapons Center, China Lake, California, Dr. Benham started his work in thermal and chemical processes for converting municipal solid waste into gases, followed by conversion of those gases into liquid hydrocarbon fuels. At the same time he also started research and development of catalysts that increase the efficiency of such gas conversion processes in Fischer-Tropsch reactors. By 1977 he had published several articles on these subjects. From 1977 to 1981, he continued work in these and related fields at the Solar Energy Research Institute in Golden, Colorado. He and Dr. Mark S. Bohn organized Rentech in December 1981 to build upon Dr. Benham’s eight years of prior work in gas conversion technologies using Fischer-Tropsch processes.

First Pilot Plant

In order to do research and development work on its new concept, Rentech built its first pilot plant at Sterling, Colorado. The pilot plant was operated at that location between late 1982 and 1985, using natural gas as a feedstock. The first plant was small, with a capacity to produce about two gallons of liquid hydrocarbons per day.

The basic purposes of the first pilot plant were twofold. The initial goal was to develop various compositions of proprietary catalyst for use with the gas conversion technology that Dr. Benham had created for the Rentech process. The second aim was to test the efficiency and effectiveness of the particular adaptation of Fischer-Tropsch technology that Rentech conceived, particularly to demonstrate an integrated system starting with natural gas and producing liquid hydrocarbons.

The lab unit consisted of a single tube reformer to convert the natural gas carbon dioxide and steam to synthesis gas (a mixture of carbon monoxide and hydrogen), and some residual carbon dioxide. This gas stream was fed to a 6” X 10’ synthesis reactor containing a mixture of molten wax (Chevron 143) and Rentech proprietary (90%) and a high chain growth catalysts for the conversion of the carbon bearing gases to liquid hydrocarbons. The collection of the liquid product was accomplished in a series of cooling coils. During the first plant’s operational history, 14 different catalyst formations

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were tested, all made by Rentech personnel. Approved catalyst formulas were prepared. Varying catalyst activation procedures were also evaluated and five methods developed. During this period a carbon dioxide removal system was added downstream of the reformer to reduce the amount of carbon dioxide being fed to the synthesis reactor. The results of this first research & development program resulted in development of a proprietary catalyst that demonstrated high activity (90% carbon monoxide conversion); excellent stability (product distribution remained the same over time); and a high chain growth probability factor of at least 0.85 (Alpha). Attachment A is a copy of the final pilot plant flow sheet, and Attachment B is a picture of the pilot plant. At completion of the research and development in 1985, Rentech believed it had demonstrated the technical feasibility of its proprietary technology and sought a licensee to undertake the engineering and construction of a commercial scale gas conversion plant.

Second Pilot Plant

Accounting Analysis No.1

After reviewing Rentech research and development work in 1985, Public Service Company of Colorado (PSCo) became interested in the Rentech technology. PSCo studied the Rentech technology throughout 1985 and into 1986. In November 1986, PSCo obtained a license from Rentech to use the technology in a commercial plant, an interest in Rentech’s revenues, and the right to use the technology if PSCo built and operated a commercial scale plant. Prior to committing to build a commercial scale plant, PSCo deemed it necessary to produce enough of the Rentech products to make samples available to potential buyers of the products so that purchase contracts for the products could be in place after completion of construction when commercial production commenced. To meet this requirement, PSCo wanted a second pilot plant operated before it committed to build a full-scale commercial plant. PSCo then assigned its contract rights to its wholly-owned subsidiary, Fuel Resources Development Corporation (Fuelco). After PSCo made a study of the likely markets for the products and undertaking exhaustive other investigations of feasibility of the technology, Rentech designed, constructed and operated the second pilot plant. PSCo made investments in Rentech during this time, acquiring shares of its common stock for cash.

The second pilot plant was located in Denver. It was somewhat larger than the first, with a design capability for producing four gallons of liquid hydrocarbons per day. It used hydrogen and carbon monoxide as feedstock to the Rentech reactor/catalyst system. While the primary objective was to provide process end products for testing, secondary objectives for this program were to again demonstrate high carbon monoxide conversion led PSCo, a probability factor of at least 0.85. By monitoring any activity decline of the catalyst, Rentech would be able to determine the rate at which catalyst would have to be replaced in a commercial plant. The synthesis reactor was designed to process approximately 4900 standard cubic feet (SCF) per day of hydrogen and 3400 SCF per day of carbon monoxide. Components from the Sterling pilot plant were utilized to the maximum extent possible to minimize program costs. Attachment C prepared by Dr. Charles Benham of Rentech and submitted to M.L. Patino, PSCo, summarizes the entire program. The second pilot plant was operated during late 1988

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and the first part of 1989. All of the objectives were met. The program confirmed the projected quantity and quality of products from the synthesis reactor. A summary of the Product Development Program and a picture of the second pilot plant are attached (Attachments D & E, respectively). Also a detailed Final Report dated November 1, 1989 was prepared documenting all of the programs’ results and is available for review.

Based upon completion of its research and development in 1989, Rentech made minor modifications in 1989 to its patent application that had been filed in 1984. The first of its patent claims was granted a patent in 1993 by the U.S. Patent and Trademark Office.

Upon completion of the second pilot plant, the Company had definitely completed all research and development activities as set forth by SF AS No.2 paragraphs 8 and 9. Specifically, paragraph 8.a Research was accomplished by the first pilot plant, and paragraph 8.b. Development “ . . . translation of research findings into a plan or design for a new product or process. . .” was accomplished no later than the completion of the second pilot plant in 1989. The examples listed in paragraph 9 are examples of the specific activities encountered during operation of the pilot plants. Further, the operation of the pilot plants and other activities of the Company during more than an eight-year period from its inception in 1981 through 1989 brought the Company’s proprietary process through research and development as defined by paragraphs 8 and 9 such that the activities thereafter are consistent with the activities set forth in the paragraph 1 0 examples. Reference should also be made to the fact the Company filed its original patent claims in 1984 with minor modifications as a result of the 1989 activities.

As additional evidence the Company had completed its research and development activities, it is inconceivable to conclude PSCo would complete its exhaustive testing and analysis and begin the design and construction of a $20 million plant without having achieved the paragraph 9 examples and moved into the paragraph 10 examples of SF AS No.2. The investment by PSCo of both significant time and money prior to building the plant large third party utility company, to their independent conclusion as to the high degree of certainty about the future benefits of the process and the direct relationship between the Company’s proprietary process and future revenue potential. (Please read the first paragraph of the section, “Fuelco’s Startup of the Synhytech Plant” that follows and the first paragraph of the following section, “PSCo’s Decision to Dispose of its Non-Core Business.”

In conclusion, after 1989, the Company was no longer incurring research and development costs as defined by SFAS No. 2 paragraphs 8 and 9 and had entered well into the paragraph 10 examples of costs, which are not considered research and development.

16

Synhytech Plant

Promptly after completion of the studies conducted during 1989 at the second pilot plant, PSCo and Fuelco began to plan for construction of a full-scale plant to produce 235 barrels of liquid hydrocarbons per day. No more pilot plants or research and development were considered necessary by either PSCo, Fuelco or Rentech.

The design and construction of the Synhytech plant was under the complete control of PSCo through its subsidiary, Fuelco. Rentech’s proprietary process was an element of the plant, but as evidenced by Attachment F, the proprietary process is a small part of the entire plant, and the majority of the plant consisted of conventional processes that have been used for many years in gas process plants and refineries around the world. Rentech had little influence on the overall design and construction of Fuelco’s Synhytech plant.

Rather than using readily available natural gas from shut in gas wells, Fuelco wanted to demonstrate its own expertise in production and use of waste gases emitted from garbage dumps. Fuelco reasoned that the net result of using landfill gases as feedstock for the Rentech process would have a dual impact on enhancement of atmospheric quality. First, methane gases that would otherwise escape from garbage dumps to pollute the air would be captured. Second, those polluting gases would be converted into clean-burning diesel fuel that pollute less than other diesel. Therefore, Fuelco decided to locate the Synhytech plant near the municipal solid waste landfill near Pueblo, Colorado to capture those gases and use them as the feedstock. Fuelco relied upon extensive tests made to determine the volume of gases that the landfill would produce and to establish the chemical composition of those gases. It collected that data for use in tailoring the design of the plant to the specific composition and volume of the available gas. Each gas conversion plant can only efficiently convert gases which its systems are designed to process.

The 235 barrels per day commercial scale plant was to use as its feedstock an estimated 7.5 million cubic feet per day of landfill gas that Fuelco had acquired at a very low cost.

In 1990, Fuelco contracted with a engineering construction company, known as Ultrasystems Engineers and Constructors, Inc., as its prime contractor to design and build the plant. Rentech prepared the basic engineering design for the flow of the feedstock gases through the plant. Ultrasystems prepared the final, detailed engineering plans and started construction of the plant in 1990. Rentech, under a subcontract with Ultrasystems, also provided the two gas conversion reactors for the plant. It is in those reactors that the Rentech catalyst reacts with the gas feedstock and the gases are converted into liquid hydrocarbons.

The Synhytech plant consists of five separate and distinct processes, as shown on Attachment F. These, in the order of which the gas feedstock enters the plant, are:

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1. gas compression and cleanup;

2. steam reforming and final gas cleanup;

3. carbon dioxide removal from the feedstock and recycle back to the reformer;

4. conversion of the gases in the Rentech synthesis reactors into liquid hydrocarbons;

5. separation and distillation of the products.

All of these processes, except only the synthesis reactors where the gas conversion occurs, have been used for many years in gas process plants and refineries. The equipment systems that controls these established processes in steps 1, 2, 3 and 5 are conventional units and either available off-the-shelf or routinely manufactured to specification. It was these common process steps that Fuelco contracted with Ultrasystems to design and construct. Rentech provided the two synthesis reactors described in step 4 under a subcontract with Ultrasystems.

Ultrasystems began construction of the Synhytech plant according to its plans in May 1990. At about the same time, Fuelco built a gas gathering system to collect the gases produced by the natural processes of decomposition of the landfill. Fuelco drilled over 100 wells about 20 to 60 feet deep into the waste disposal site, which was about 25 feet deep at its average depth. The drill holes are about 25 feet apart. Then Fuelco sank perforated pipes into the holes so that the gases could enter the pipes. These vertical pipes were then connected on the surface of the landfill to a series of horizontal pipelines. The pipeline gathering system was then connected to the gas intake of the plant while Ultrasystems continued construction of the plant. Based upon Fuelco’ s tests of its gas gathering system, Fuelco realized in November 1991 that the volume of methane that would be obtained from the landfill was inadequate and that an additional amount of methane from natural gas would be required to meet the quantity of feedstock it had agreed to supply. Therefore, it had a small, six-inch diameter natural gas pipeline installed from the intermediate pressure pipeline that serviced the south Pueblo area. Approximately 3½ million standard cubic feet of natural gas per day was available from the pipeline, and only about 2 million standard cubic feet of landfill gas (containing about 56% nitrogen — far more than predicted) was obtained from the landfill. Further, the pressure of pipeline gas provided was limited to an inadequate low volume of unsuitably low pressure gas. In cold weather, the quantity available could be reduced to one million standard cubic feet per day or even less to provide gas to residential users with higher priority rights.

Fuelco’s Startup of the Synhytech Plant

Construction of the physical plant by Ultrasystems and Fuelco was essentially completed about December 1991. A photo of the Synhytech plant appears in Attachment

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E. Fuelco began startup of the separate phases of the plant in December 1991, and started operation of the Synhytech plant in January 1992. Operations produced liquid hydrocarbons, as in the first and second pilot plants. Rentech’s technology, including catalyst activity and its ability to produce selected products, performed as predicted based upon the prior work at the pilot plants.

Continuous operation of the plant itself, on a reliable basis, was hampered by intermittent failures of the landfill gas compressors, ruptures in steam lines, and other mechanical failures. Fuelco was never able to produce enough gas from the landfill or the expected mix of gases necessary for efficient use of the Synhytech plant. It appears that the waste gases produced in the shallow landfill were escaping directly into the atmosphere rather than entering the gas gathering pipe system. Fuelco believed it would be necessary to place a dirt cover over the landfill to trap the gases and also to continuously sprinkle the surface with water to hasten the natural decomposition process and create more gas. The city of Pueblo, which owned the landfill, would not allow either the earth cover or sprinkling of water onto the landfill because contaminants might be leached into the ground. Without such actions, Fuelco determined that the landfill would never be able to produce either the necessary quantity or quality of gas feedstock for the plant. Fuelco temporarily shut down operations of the plant in May 1992 pending corrections of its problems and a search for a suitable and low cost feedstock gas that met the design requirements. The small amount of gas produced by the landfill, even as supplemented with natural gas, was only enough to operate one of the two synthesis reactors at about one-third of its capacity, far below the plant’s design capacity and economic rate of production. Moreover, some of the landfill gases appeared to contain corrosive chloride elements, entirely unpredicted by Fuelco, that, under operating pressure and temperature, corroded and weakened some of the heat exchangers and other critical stainless steel parts of the plant in the conventional systems upstream from the Rentech synthesis reactors.

The miscalculations by Fuelco of the gas supply meant that the Synhytech plant could not be operated economically without extensive modifications and expenditures to bring in and use another low cost gas source or without disassembly and relocation of the plant to a landfill site that could produce the proper landfill gas in the necessary volume. The defects in equipment and design meant that costly repairs and modifications would be needed in the conventional systems of the plant to make it operate safely and effectively.

PSCo’s Decision to Dispose of its Non-Core Businesses

Before Fuelco could make modifications to the Synhytech plant and locate a gas supply, PSCo decided in mid-1992 to return to its core business of producing and selling electricity. As part of what proved to be substantial downsizing in order to achieve improvements in its earnings and competitiveness, PSCo decided to divest itself of several subsidiary businesses, including its real estate development interests, and all of Fuelco, both its oil and gas businesses and its Synhytech operations. All of PSCo’ s non-core businesses were disposed of at substantial losses, and it made severe cost-cutting

19

changes. PSCo ultimately made reductions of approximately 20% in its entire workforce. PSCo publicly announced that its divestiture of the Synhytech assets was not due to any doubts it had about the feasibility of the Rentech technology but because of cost cutting necessitated by changes in competition for electrical power, including the impact of the National Energy Policy Act of 1992 and issuance of Federal Energy Regulatory Commission Order 636.

During the second half of 1992, Rentech attempted to purchase Fuelco, which was then offered as a whole, in order to provide prospective licensees with verifiable statistics and to allow observations and provide data on the use of the technology under operating conditions in a full-size plant. In addition to normal negotiations, Rentech exerted pressure due to a Rentech summons and complaint served upon PSCo and Fuelco on March 17, 1992. While Rentech had previously agreed to withdraw the suit, Rentech reasserted its potential suit and claims.

Ultimately, in April 1993, Rentech and PSCo reached agreement on terms for transfer of the Synhytech plant to Rentech, together with the separate catalyst manufacturing assets that Fuelco had assembled, and the related machinery and equipment. The primary motivation for PSCo to enter into the transfer agreement was Rentech’s agreement to release all its claims, originally asserted to be $122 million in damages, that PSCo and Fuelco failed to perform under its license agreement with Rentech to construct and operate a commercial sized plant. The transfer agreement provided that the assets were transferred to Rentech “in exchange for resolution of all claims between the Company (PSCo) and Rentech, Inc. that had been or could have been asserted with respect to the Synhytech Plant and related technology. . . .” The settlement terminated all ongoing relationships between the parties except that PSCo retained the Rentech stock that it owned. The transfers of the Synhytech assets to Rentech occurred in May 1993. Rentech, which had had no involvement or rights in the landfill, did not acquire any part of it by the transfer.

As part of the agreement with PSCo and Fuelco, Rentech entered into a confidentiality provision to not disclose the extent and nature of the claims Rentech had against PSCo. Due to the potential of litigation or claims by PSCo against Rentech for violating this confidentiality provision, Rentech has been meticulous in its reference to the settlement with PSCo.

Rentech’s Demonstration Run of the Synhytech Plant

Rentech’s primary objectives in acquiring the Synhytech assets were to operate the plant for a short period in order to operate the synthesis reactors in use with Rentech’s catalyst, and to allow observations and provide data on use of the technology under operating conditions that could be used by the prospective licensees. They, principally Chinese government agencies and Indian oil companies, had indicated substantial interest in acquiring licenses if Rentech could provide such data from actual operations of a full-size plant. Upon completion of Rentech’s demonstration run of its technology in the Synhytech plant, both of these groups entered into final negotiations

20

and executed agreements for use of the Rentech technology. The Chinese plant is presently being designed for construction, and the Indian plant is under design contract with Rentech. Rentech has collected in excess of $1 million from the Chinese and Indian agreements, and expects more than $11.3 million in revenue from them.

Rentech’s goals in making the demonstration run did not include any attempts to make the Synhytech plant operate either economically or permanently. The intent of the Company’s management was to incur only the costs necessary to provide verifiable statistics and evidence for both the current prospective licensees and additional future customers. It was never the intention of management to complete the plant for its original planned operations, as management was not in the business of owning and operating plants to produce products. The Company’s business was to license its technology to others to produce products. The Company’s management was very opposed to investing its funds into significant plant costs for the profit, if any, from the plant use or sale. Management identified a unique opportunity to obtain extremely valuable data from a full-sized plant operation for relatively little money with the further benefit of allowing the Chinese and Indian representatives to visit and observe the plant during the demonstration period.

At this juncture, it is informative to consider the business of the Company. The business of the Company was not and has never been to produce a product. The Company’s business is the licensing of its “proprietary process” for use by third parties to produce products. The products produced by third parties using the proprietary process are standard, well-known liquid hydrocarbon fuels and other products (e.g., naphthas, waxes and diesel fuel). Further, the Company’s proprietary process is a very small part of a typical process plant. While the primary purpose of the Synhytech plant was to produce liquid hydrocarbons from landfill feedstock, this was not the primary expected use of the Company’s proprietary process. The primary expected use of the proprietary process has been to use natural gas from wells that are not producing or that flare gas or produce gas that is not suitable for commercial sale, as well as industrial off gases from process plants that would not otherwise be used.

To accomplish Rentech’s goals, it was only necessary to run the plant for a short term. Rentech had to obtain an alternate gas supply on a temporary basis, which it did by purchasing natural gas delivered through the pipeline and trucking in supplemental carbon dioxide to approximate the gas mix for which the plant had been designed. Rentech disconnected the original gas supply lines from the landfill and connected the natural gas and carbon dioxide to use as feedstock. Those changes made superfluous various pieces of equipment and process systems used to clean up the landfill gas. Those systems were also disconnected. Discontinuing use of the landfill gas and eliminating the complexities of its treatment enabled Rentech to redesign the process flow to eliminate some of the processes and many of the problems that Fuelco had experienced. Several of the pieces of system equipment were downsized to simplify and reduce complexity of the conventional systems of the plant.

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Accounting Analysis No. 2

The accounting treatment of the costs incurred for the demonstration period were not SF AS No. 2 Research and Development Costs as noted in the previous Accounting Analysis discussion. None of the $3.3 million in costs to convert the Synhytech plant were capitalized as plant costs because management’s primary objective was to operate the plant for a short period of time in order to provide prospective licensees verifiable statistics and evidence regarding operations of the technology in a full-scale plant under operating conditions. The costs were not plant costs because management’s decision to incur the costs had no relationship to the prospects of the plant. If the costs incurred improved the plant’s value, the improvement was only incidental to the primary purpose of demonstrating the “Rentech Proprietary Process Technology.” However, the costs incurred were for specifically identifiable assets that are expected to provide benefit to the Company over a determinable life. Pursuant to APB Opinion No. 17 Intangible Assets paragraphs 6 and 24, the costs incurred are not, “Costs of developing, maintaining, or restoring tangible assets which are not specifically identifiable, have indeterminate lives, or are inherent in a continuing business and related to an enterprise as a whole. . . .”

Details of the modification to the Synhytech plant and the costs appear on the following table:

	Costs
	1993	1992
	$1,749,973

Subtotal of items 1 through 19:	176,744

20. Consultants to provide engineering advice for modifying and retrofitting the plant to run in a safe and reliable manner using natural gas rather than landfill gas. (Stone & Webster Engineering, John Brown Engineers and Constructors, Inc., and CMPS&F Pty Ltd.).	12,401
21. Materials for reloading waxes into various systems of the plant.	15,461
22. Equipment for new and improved instrument panels to better control operations and improve safety .	603,026
23. Subcontractors for conducting modifications and operations.	58,401

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24. Miscellaneous equipment and materials.	182,771
25. Purchase of natural gas feedstock and lease and refill tanks of CO2 to use natural gas spiked with carbon dioxide as the feedstock in lieu of landfill gas to approximate the original design gas flow and composition.	44,448
26. Conduct new heat and mass balance studies to account for differences between use of natural gas as opposed to landfill gas.
27. Temporary labor force for conducting modifications and operations of the plant.	405,785
28. Equipment lease costs.	47,517
29. Other costs attributed to use of labor force	60,494

Subtotal of items 20 through 29: Subtotal	1,607,048

Settlement of trade accounts payable Additions	3,357,021
	(59,099)

	3,297,922	133,226

Balance of licensed technology at Dec. 31, 1992	133,226	$133,226

Balance of licensed technology at Dec. 31, 1993	$3,431,148

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

Proposed Amendment No. One

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year Ended September 30, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Transition Period from to

Commission File No. 0-19260

RENTECH, INC.

(Exact name of registrant as specified in its charter)

Colorado	84-0957421
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1331 17th Street, Suite 720

Denver, Colorado 80202

(Address of principal executive offices, including zip code)

Telephone number: (303) 298-8008

Securities registered pursuant to Section 12(b) of the Act: Common Stock

Name of Each Exchange on Which Registered: The American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: Preferred Stock Purchase Rights

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒. No ☐ .

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the registrant’s common stock held by nonaffiliates, based upon the closing price of the common stock on March 31, 2004, as reported by the American Stock Exchange, was approximately $69,559.998.

At November 15, 2004, the number of outstanding shares of common stock was 89,953,228.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant’s definitive Proxy Statement for the annual meeting of shareholders to be held on March 17, 2005, which the registrant will file with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this report, are incorporated by reference in Part III of this Form 10-K to the extent stated in this report.

FORWARD-LOOKING STATEMENTS

Certain information included in this report contains, and other reports or materials filed or to be filed by us with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by us or our management) contain or will contain, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended; Section 27A of the Act; and pursuant to the Private Securities Litigation Reform Act of 1995. The forward-looking statements may relate to financial results and plans for future business activities, and are thus prospective. The forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. They can be identified by the use of terminology such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “anticipate,” “should” and other comparable terms or the negative of them. You are cautioned that, while forward-looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Factors that could affect our results include our ability to obtain financing for working capital purposes, and our pending acquisition of a nitrogen fertilizer plant currently owned by Royster-Clark Nitrogen, Inc. and for our subsequent conversion of the plant to use coal as a feedstock and to produce liquid hydrocarbon products using our technology; our success in purchasing and converting that plant; our ability to obtain natural gas at reasonable prices while we convert the plant to use coal; our ability to secure a long-term coal supply contract on reasonable terms; prices for the products of the plant; environmental requirements; success in obtaining customers for our technology and services; the decision of our licensees and potential licensees to proceed with and the timing of any project using our technology; the entry into definitive agreements with others related to a project, and the risk factors detailed from time to time in our periodic reports and registration statements filed with the Securities and Exchange Commission. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and thus are current only as of the date made. Other factors that could cause actual results to differ from those reflected in the forward-looking statements include dangers associated with construction and operation of gas processing plants like those using the Rentech Process, risks inherent in making investments and conducting business in foreign countries, protection of intellectual property rights, competition, and other risks described in this report.

Our actual results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, us and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among other things, those described in the following sections of this report.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this report to conform them to actual results.

As used in this Annual Report on Form 10-K, the terms “we,” “our,” “us” and “the Company” mean Rentech, Inc., a Colorado corporation and its subsidiaries, unless the context indicates otherwise.

PART I

ITEM 1.	BUSINESS

The information contained in this section on business is qualified in its entirety by, and is subject to, the detailed information, consolidated financial statements and notes thereto contained within this document under the Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements.

OVERVIEW OF OUR PRINCIPAL BUSINESS

We have developed and are engaged in marketing and licensing our patented and proprietary technology that converts synthesis gas, a mixture of hydrogen and carbon monoxide derived from coal and other solid and liquid carbon-bearing materials, as well as from industrial gas and natural gas, into clean-burning, liquid hydrocarbon products. The products include fuels and chemicals. Our technology, which we refer to as the “Rentech Process,” is an advanced derivative of the well established Fischer-Tropsch process. Our technology is capable of using as feedstock a variety of naturally occurring hydrocarbons as well as gaseous, liquid and solid hydrocarbons produced as by-products or wastes in various industrial processes. A distinguishing characteristic of our technology is our ability to efficiently convert synthesis gas having varying ratios of hydrogen to carbon monoxide from coal, petroleum coke and natural gas to liquid hydrocarbon products. Principal products produced from the Rentech Process include an ultra-clean and biodegradable diesel fuel, naphtha (a light fuel and intermediate product used to make gasoline and certain petrochemicals), fuel for fuel cells, and waxes that can be further processed into high-value specialty products such as synthetic lubricants, base oils and drilling fluids. If there is no suitable market for these waxes, they can be further processed to make additional naphtha and diesel fuel.

Our business historically has focused on research and development of our Fisher-Tropsch (F-T) technology, and licensing it to third parties. During fiscal 2004 we expanded our original business strategy of licensing our technology to include the deployment of our Rentech Process in existing domestic fertilizer plants that we may acquire and in other selected domestic and international projects. We plan to conduct these activities through our wholly-owned subsidiary, Rentech Development Corporation. In the United States, we are planning to acquire interests in existing nitrogen fertilizer plants currently configured to use natural gas as feedstock. We plan to convert these plants to use coal or refinery residues, which are readily available and less expensive as feedstocks, and to add our Rentech Process to produce Fischer-Tropsch liquid hydrocarbon products in addition to the nitrogen fertilizers already being produced by the plants. Our patent issued in October 2003 covers integration of our Rentech Process with nitrogen fertilizer processes. By converting domestic plants in this manner, we believe we can significantly enhance the economic results of these plants. The conversion would enable us to utilize our technology in a commercial scale plant, and, we believe, greatly improve our financial results, as well as deploy our technology more rapidly in less risky circumstances than in international projects.

We are planning to initially implement this strategy by purchasing Royster-Clark Nitrogen, Inc. which owns a nitrogen fertilizer plant in East Dubuque, Illinois (East Dubuque plant). On August 5, 2004, we entered into a letter of intent with Royster-Clark Nitrogen expressing our mutual intent for us to purchase all the outstanding stock of Royster-Clark Nitrogen. The purchase price for the stock is $50 million. We are also to pay up to $13 million to acquire the net working capital of the business. The net working capital consists of current assets including accounts receivable and inventories, and current liabilities including accounts payable and accrued liabilities. We are currently negotiating the terms of a definitive purchase agreement.

The East Dubuque plant is an operating integrated plant rated at 830 tons of ammonia per day. It produces ammonia, urea ammonium nitrate (UAN), nitric acid and urea, among other fertilizer products. We intend to continue operating the plant for the production of nitrogen fertilizer products while we add a commercially available clean coal gasification process that converts the plant to use synthesis gas derived from coal, instead of more expensive natural gas. In addition, we plan to add our Rentech Process to produce liquid hydrocarbon products from the excess synthesis gas produced from the coal gasification process.

We have conducted several studies, primarily through consultants, related to the feasibility of our plans for the East Dubuque plant. We are negotiating with Royster-Clark, Inc. for its distribution of the fertilizer products we would produce at the plant. We are also seeking financing for the purchase. No date for closing the purchase has been established. We expect the closing will be subject to several conditions, especially to our obtaining financing for the purchase.

Our executive offices are located at 1331 17th Street, Suite 720, Denver, Colorado 80202. Our telephone number is (303) 298-8008.

Financial Information About Our Business Segments

Financial information about our business segments is given in Note 16 of our financial statements attached to this report.

THE RENTECH PROCESS

The Rentech Process is a major advancement in a technology developed in Germany in the 1920s known as Fischer-Tropsch. In the Rentech Process, hydrocarbon feedstocks are first reformed by various commercially available processes into synthesis gas. The synthesis gas is then converted through the Rentech Process into differentiated liquid hydrocarbon products in a reactor vessel containing Rentech’s patented and proprietary catalyst. We believe the ability of the Rentech Process to efficiently utilize a broad range of hydrocarbon feedstocks, including coal and other lower priced feedstocks, distinguishes it from competing technologies. Other key aspects of our technology are our patented and proprietary catalyst, reactor design and configuration of the process. In October 2003, we obtained a United States patent for the efficient integration of the Rentech Process with nitrogen fertilizer processes. We believe the successful integration of the Rentech Process with nitrogen fertilizer plants will enable them to operate more efficiently, and to co-produce nitrogen fertilizer products, transportation fuels and electricity, and thereby recover the capital costs of converting these plants to use coal rather than more expensive natural gas. The most important features of the Rentech Process are patented. Other features are proprietary.

Converting existing nitrogen fertilizer plants to use coal or other less expensive feedstock and adding the Rentech Process to enable the plants to produce both nitrogen fertilizers and Fischer-Tropsch liquids can significantly improve a plant’s economics by:

•	reducing the cost of the feedstock used in the plant from approximately $6 per mmBtu for natural gas feedstock to approximately $1.25 per mmBtu for coal feedstock from Illinois coal mines, based on current market prices;

•	using the lower cost feedstock in a significantly more efficient fashion that reduces the amount of energy required to produce each ton of ammonia;

•	increasing the amount of nitrogen fertilizer the plant can produce due to efficiencies gained by reducing the inert gases produced in the plant that would otherwise have to be purged;

•	producing additional high value products, including ultra-clean and biodegradable diesel fuel and naphthas; and

•	producing sufficient electrical power to operate the plant and, if market conditions are favorable, selling excess electricity to the market.

By using the infrastructure already in place at existing plants and adding the equipment to enable the plant to use a much cheaper feedstock, and by the addition of the Rentech Process, we believe we can produce additional products and increase the quantity of the original products. We expect to accomplish this at significantly lower costs and in less time than would be required if we attempted to construct an entirely new plant to manufacture similar products. Acquiring and converting existing plants also allows us to generate immediate revenues by continuing to operate an existing plant throughout most of the process of reconfiguring the plant.

The Rentech Process can be used with fossil fuels like coal, petroleum coke and stranded natural gas that has little or no current market value due to lack of an economic or practical way to transport these resources to market. Other markets for the Rentech Process include remote natural gas supplies associated with producing crude oil fields that are being flared, re-injected into the reservoir or merely left in the ground. We believe that our Rentech Process can be used for on-site conversion of these resources into liquid hydrocarbon products that are more easily and cost-effectively transported to market. Increasing environmental and regulatory pressures to reduce the wasteful flaring of natural gas, the economic attractiveness of monetizing wasted assets, and the growing need for cleaner fuels are driving the growing interest of owners of these hydrocarbon resources and the energy industry in this application of the Rentech Process. Our technology could also enable refineries to more fully utilize heavier crude oil and refinery bottoms to produce an improved slate of high-value products. Potential benefits to the refiner include lower refinery feedstock costs, higher revenue, a reduction in waste disposal costs and increased margins. As previously discussed, the Rentech Process also has applications in the conversion of existing plants that produce nitrogen fertilizers, industrial off-gases or petrochemicals.

In June 2004, we organized a joint venture called FT Solutions LLC with Headwaters Technology Innovation Group, Inc. (Headwaters), a wholly-owned subsidiary of Headwaters Incorporated. The joint venture combines our iron-based Fischer-Tropsch technology with that of Headwaters. The joint venture enables us to benefit from both the marketing efforts of FT Solutions LLC, from which we will receive 50% of the net profits, and from our separate licensing and our own projects, from which we will receive 100% of the net profits, except for catalyst sales which we will share equally with Headwaters.

In order to provide representative products for testing by potential customers, FT Solutions LLC has initiated the design and construction of a Fischer-Tropsch demonstration plant. The plant will be capable of producing between 10 and 15 barrels per day of liquid hydrocarbon products. The current schedule provides for this plant to be ready for initial startup operations by September 2005.

BUSINESS PLAN

In addition to continuing to license our technology worldwide for natural gas and other carbon-bearing feedstock, we are implementing a business plan through our wholly-owned subsidiary, Rentech Development Corporation, of acquiring existing nitrogen fertilizer plants. We plan to acquire plants of this type, particularly within the United States, to convert them to use less expensive feedstock to continue production of fertilizers and to add our technology to produce liquid hydrocarbon products. Most nitrogen fertilizer plants use natural gas as a feedstock, which has been subject to increasing and volatile prices, resulting in declining profitability throughout the domestic industry. Because our technology can utilize synthesis gas produced from a wide range of feedstocks, we believe we can convert existing nitrogen fertilizer plants from using more expensive natural gas as a feedstock to using relatively inexpensive coal as a feedstock. As another step, we plan to add our Fischer-Tropsch technology to also produce liquid hydrocarbon products. We believe these changes will result in substantially improved economic results for a plant and our company, as well as providing significant economic and environmental benefits to the region where the plant is located.

Our strategy is to acquire full or partial ownership of existing ammonia plants located in the United States that produce nitrogen fertilizer, convert the plants to use coal as a feedstock, rather than natural gas, and also add the Rentech Process for co-production of nitrogen fertilizer, liquid hydrocarbon products and electrical power. In October 2003, we obtained a United States patent for the efficient integration of the Rentech Process with ammonia nitrogen fertilizer plants. We anticipate that Rentech Development Corporation, our wholly owned subsidiary, will manage the operations of the nitrogen fertilizer plants and other projects that we may acquire or develop in the United States and elsewhere. While we are currently engaged in negotiating agreements for purchase of the East Dubuque plant, and are seeking financing to complete the acquisition, we have not yet acquired any existing nitrogen fertilizer plants.

FISCHER-TROPSCH TECHNOLOGY

The Fischer-Tropsch process that is the basis of our advanced technology is a chemical process by which carbon-bearing materials are converted into synthetic liquid hydrocarbons. The Fischer-Tropsch process includes three stages:

•	In the first stage, carbon-bearing material is converted into synthesis gas, a mixture of hydrogen and carbon monoxide. Oxygen is usually added for the efficient conversion of any solid or liquid feedstock. The addition of oxygen may also be necessary in Fischer-Tropsch processes that use gaseous feedstocks, depending on the technology selected, to reform the gaseous feedstocks into the desired composition of synthesis gas.

•	The synthesis gas is then fed through a Fischer-Tropsch reactor and chemically altered in the presence of a catalyst to form synthetic liquid hydrocarbon products. The catalyst is either iron-based, which is currently used for over 90% of the world production of Fischer-Tropsch products, or cobalt-based.

•	The synthetic hydrocarbon products are then upgraded on site by distillation or other conventional processing steps to the specifications required for the target market.

The Fischer-Tropsch process was first used by several German companies during World War II in commercial-scale industrial plants constructed with government funding. These plants used coal as feedstock for the synthesis gas and primarily produced diesel fuel.

After World War II, others, notably the South African government, the United States Bureau of Mines and several companies in the United States, began research and development for improvements to the Fischer-Tropsch process. South Africa’s effort led to the Fischer-Tropsch process now owned by South African Synthetic Oil, Ltd. (“Sasol”). Sasol’s process is used at four plants in South Africa that produce a total of approximately 180,000 barrels per day of liquid hydrocarbons, primarily from coal, using an iron-based catalyst. The efforts to develop advances in F-T technology in the United States were abandoned by the 1960s because conventionally refined liquid hydrocarbons were available in the U.S. at costs lower than those for the F-T synthetic fuels. The OPEC oil embargo of 1973 created fuel shortages, especially in the United States, renewing interest by several companies in Fischer-Tropsch technology. Several companies, including ours, began work in the 1970s and 1980s to develop proprietary F-T processes. Other companies that we believe began developing F-T processes during that time include Exxon, the Royal Dutch/Shell group, and BP. We believe that except for Sasol and Rentech, which use iron-based catalysts in their Fischer-Tropsch processes, the other F-T processes developed since World War II use cobalt-based catalysts.

DEVELOPMENT OF THE RENTECH PROCESS

We developed our Fischer-Tropsch technology in the early 1980s, based on research and development conducted by two of our founders, Dr. Charles Benham and Dr. Mark Bohn. The ability of the Rentech Process to convert carbon-bearing gases into valuable liquid hydrocarbons was first established in our original pilot plant. This was a small, skid-mounted system operated periodically between 1982 and 1985. This capability was again demonstrated in our second and larger pilot plant operated during 1989. Additional confirmation of several significant aspects of the Rentech Process was obtained from tests conducted between 1991 and 1998 in a third pilot plant. We continue to use our third pilot plant at our testing laboratory to further advance development of the Rentech Process and to develop data in response to inquiries from our licensees and prospective licensees.

Use of the Rentech Process in a commercial-scale Fischer-Tropsch plant was successfully demonstrated in 1992 and 1993 at the Synhytech plant located at Pueblo, Colorado. The Synhytech plant was designed to produce up to 235 barrels of liquid hydrocarbons per day. Our licensee, Fuel Resources Development Company (Fuelco), had full control of the supply of synthesis gas and the construction and operation of the plant. We designed the Fischer-Tropsch reactors and provided our catalyst for use in the F-T reactors. Fuelco constructed the plant at the Pueblo municipal landfill, with the intent of using, at minimal cost, the methane in the landfill gas that was generated each day from the decomposition of the landfill material. When Fuelco started the plant, Fuelco determined that the volume and the energy content of the landfill gas it captured were inadequate to operate the plant on an economic basis. The Rentech Process, including the F-T reactors and catalyst, performed as expected. Fuelco was able to operate the plant at a reduced capacity and to produce liquid hydrocarbons. Fuelco closed the plant in mid-1992.

We obtained ownership and control of the Synhytech plant in 1993. In order to further evaluate performance of the Rentech Process at a near-commercial-scale, we decided to operate the plant for a short period of time using natural gas supplied by pipeline. In July and August 1993, we operated the plant continuously for three weeks. The results confirmed that the Rentech Process operated successfully, demonstrating our control of the reactor temperature and its hydrodynamics, the amount of feedstock that was converted to liquid hydrocarbons, and our ability to produce the desired products. We closed the Synhytech plant at the end of 1993 because no cost-efficient source of natural gas feedstock was available. Although it did not operate economically for this reason, we believe the operations of the Synhytech plant demonstrated that our Rentech Process can be successfully used in commercial-scale plants to produce the desired products.

Our technology was also successfully used by Texaco Energy Systems at a plant in Laporte, Texas in 2000. Texaco leased the use of this plant from the U.S. Department of Energy on a short-term basis to conduct a joint demonstration with us of the results of using the Rentech Process with Texaco’s gasification process. The Laporte plant had the capacity to produce approximately ten barrels of product per day using our Rentech Process. This task demonstrated the ability of the Rentech Process to convert synthesis gas produced by Texaco’s proprietary coal gasification technology.

COMPETITION IN FISCHER-TROPSCH TECHNOLOGY

Based on information from public announcements made by other companies and from other published information, our competitors in the Fischer-Tropsch field include several major oil and gas companies as well as a few smaller companies. The fundamental differences between the various F-T technologies developed by us and our competitors are the catalyst, the synthesis gas reactors where the synthesis gas reacts with the catalyst, our focus on small to medium sized plants with a production capacity of less than 50,000 barrels per day, and our patented process for the efficient integration of the Rentech Process with nitrogen fertilizer plants for improved operating and financial results.

We believe that owners of competing F-T technologies which have demonstrated use of their technology have spent many years and large sums of money developing their technologies. We expect that others who may hope to develop new, competing F-T technologies will face similar requirements of time and money to enter the field. We anticipate that these factors and the patents that have been issued to us will make it difficult for others to enter the field, particularly if they intend to use an iron-based catalyst in their Fischer-Tropsch process.

We believe our Rentech Process can successfully compete against the technology developed by our competitors. This is primarily because the Rentech Process can successfully use a wide range of feedstock to produce the synthesis gas necessary for the F-T process, and because of our innovations to our catalyst and our reactor design. Unlike F-T technologies that use iron-based catalysts, Fischer-Tropsch technologies that use cobalt-based catalysts are currently only used for the conversion of synthesis gas produced from natural gas. F-T technologies that use cobalt-based catalysts can be used to convert synthesis gas produced from liquids and solids, but such a plant requires the addition of expensive equipment that would likely cause reduced product yields and increased capital and operating costs. Although one of our competitors, Sasol, uses an iron-based catalyst in its Fischer-Tropsch process and uses coal to provide synthesis gas for its existing facilities, we do not expect that Sasol will compete with us in the near future. This is because Sasol’s published reports of its licensing activity suggest to us that its current business strategy is to focus on licensing its cobalt-based technology for use with natural gas feedstock, and only with large-scale plants (greater than 70,000 barrels per day if coal is to be the feedstock for the plant).

RISKS RELATING TO OUR TECHNOLOGY

We and our licensees may be unable to successfully implement use of the Rentech Process at commercial scale Fischer-Tropsch plants.

A variety of results necessary for successful operation of the Rentech Process could fail to occur at a commercial plant. Results that could cause commercial scale Fischer-Tropsch plants to be unsuccessful include:

•	reaction activity different than that demonstrated in laboratory and pilot plant operations, which could increase the amount of catalyst or number of reactors required to convert synthesis gas into liquid hydrocarbons and increase capital and operating costs

•	shorter than anticipated catalyst life, which would require more frequent catalyst regeneration, catalyst purchases, or both, and increase operating costs

•	higher than anticipated capital and operating costs to design, construct and operate a Fischer-Tropsch plant

In addition, our plants or those of our licensees could experience mechanical difficulties related or unrelated to elements of the Rentech Process. Our inability to construct and operate a commercial scale, Fischer-Tropsch plant based on the Rentech Process could materially adversely affect our business, results of operation and financial condition by reducing our licensing prospects and our expected revenues from converting nitrogen fertilizer plants.

The Rentech Process may not compete successfully against Fischer-Tropsch technology developed by our competitors, many of whom have significantly more resources.

The development of F-T technology for the production of liquid hydrocarbon products is highly competitive. Our Rentech Process is based on F-T processes that have been known for almost 80 years and used in synthetic fuel projects for almost 50 years. Several major integrated oil companies, as well as several smaller companies, have developed or are developing competing technologies that they may offer to license to our potential customers or that they may seek to use for their own benefit rather than using our technology. Each of these companies, especially the major oil companies, have significantly more financial and other resources than we do to spend on developing, promoting, marketing and using their Fischer-Tropsch technology. The U.S. Department of Energy has also sponsored a number of research programs in F-T technology, some of which might potentially lower the cost of processes that compete with the Rentech Process. As our competitors continue to develop F-T technologies, one or more of our current technologies could become obsolete. Our ability to create and maintain technological advantages is critical to our future success. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. We may not be able to successfully develop or expend the financial resources necessary to acquire new technology.

Industry rejection of our Fischer-Tropsch technology would adversely affect our ability to receive future license fees.

As is typical in the case of new and rapidly evolving technologies, demand and industry acceptance of the Rentech Process is highly uncertain. Historically, most applications of F-T processes have not economically produced F-T fuels. Although we believe that increasing worldwide demand for environmentally clean fuels and other products of Fischer-Tropsch technology, as well as the ability of our Rentech Process to use a wide variety of readily available feedstocks, creates an opportunity to develop economic applications of our Rentech Process, we have not yet proven its economic feasibility. Failure by the industry to accept the Rentech Process, whether due to unsuccessful use, uneconomic results, the novelty of our technology, or for other reasons, or if acceptance develops more slowly than expected, would materially adversely affect our business, operating results and financial condition.

If a high profile industry participant were to adopt the Rentech Process and fail to achieve success, or if any commercial F-T plant based on the Rentech Process were to fail to achieve success, other industry participants’ perception of the Rentech Process could be adversely affected. That could adversely affect our ability to obtain future license fees and generate other revenue. In addition, some oil companies may be motivated to seek to prevent industry acceptance of F-T technology such as the Rentech Process based on their belief that widespread adoption of F-T technology might negatively impact their competitive position.

SOURCES OF FEEDSTOCKS FOR THE RENTECH PROCESS

Economic use of Rentech Process requires substantial quantities of inexpensive carbon-bearing gases, liquids or solids that can be economically converted into feedstock gases. Many types of carbon-bearing materials are suitable sources of feedstock for the Rentech Process. Several of these materials are in abundant supply worldwide.

In the United States, we believe that coal, which is available in great quantities in the United States, is the best source of feedstock for the Rentech Process. We believe we can obtain and gasify coal to produce the synthesis gas that we use in our Rentech Process at significantly lower costs than if we were to use a natural gas feedstock. In addition, our Rentech Process allows us to use some low-grade and high-sulfur coal that may be uneconomical or marginally economic for other uses. We also believe coal will also be the best source of feedstock for the Rentech Process in China.

Other potential feedstocks for the Rentech Process include heavier crude oil and heavy, high-sulfur residual fuels created at crude oil refineries. These residual materials are commonly referred to as petroleum coke or refinery bottoms. Some petroleum coke, unless treated at considerable expense, must be disposed of as hazardous materials. If the residues are gasified, or transformed into synthesis gas for use in our Rentech Process, they could be converted by our process into an improved slate of high-value F-T products.

Outside the United States, natural gas is one of the most important feedstocks for the Rentech Process. Many large, known natural gas reservoirs around the world are presently uneconomic to develop because they are stranded in remote locations too far from markets for economic transportation in the gaseous state. Fischer-Tropsch technologies, such as our Rentech Process, may provide a means of utilizing standard reserves of carbon-bearing resources that are currently unmarketable. It may also provide a means of utilizing some of the natural gas produced in association with oil fields that is currently flared or vented into the atmosphere or re-injected into the oil field because the natural gas lacks value due to its remote location or the inaccessibility to a natural gas pipeline or other means of economic transportation. The liquid hydrocarbon products can be produced at the site of the resource and transported to market in trucks, tankers and pipelines like conventional liquid hydrocarbons.

In the case of natural gas reserves that are unmarketable due to the presence of diluting gases, including carbon dioxide or nitrogen, the use of the Rentech Process, including our iron-based catalyst, which is capable of utilizing some of the dilutants as feedstock, may permit economic development of these resources. Our process can also utilize coalbed methane gas and certain industrial waste gases as feedstock.

PRODUCTS AND MARKETS FOR LIQUID HYDROCARBON PRODUCTS

Plants using the Rentech Process can be designed and configured to produce a variety of liquid hydrocarbon products. Our synthetic liquid hydrocarbon products are similar to analogous products derived from crude oil refining, but have environmental benefits that traditional refinery products do not possess. We expect the principal liquid hydrocarbon product that we make at the East Dubuque plant will be clean-burning, premium-grade diesel fuel produced by our Rentech Process.

The products we can produce using the Rentech Process are:

•	clean-burning, premium grade diesel fuel that is biodegradable

•	naphthas useful as a feedstock for chemical processing and for refining into varnishes, mineral spirits and clean fuel for fuel cells and power production

•	specialty products such as waxes useful in hot-melt adhesives, inks and coatings

•	base oil for lube oils

•	normal paraffins

•	other wax-based products and a variety of other chemical intermediaries

Because of the way they are produced, our liquid hydrocarbon products are substantially free of contaminants usually found in crude oil, such as sulfur, aromatics, nitrogen and heavy metals. Vehicle engine tests of our synthetic diesel product conducted by independent labs have demonstrated that our synthetic diesel fuel is clean-burning with excellent combustion qualities, and substantially reduces harmful air emissions from vehicles. Our diesel fuel can be used directly or as a blending component with conventionally refined petroleum diesel to reduce harmful emissions. Moreover, we believe our diesel can be used in currently available diesel engines without requiring any modifications of the engines. We also believe that our ultra-clean diesel fuel and naphthas may be good feedstocks for use in fuel cells such as those that are currently under development, although we do not expect that market to develop in the near future. We believe the environmental benefits of our products may enable us to sell our products at a premium.

•	Diesel Fuel. Independent third-party tests of our diesel fuel, both in vehicles and engine test stands, were completed by the High Altitude Research Center, Denver, Colorado under high altitude conditions, and by Detroit Diesel, Michigan, and the California Air Resources Board, under low altitude conditions. Our diesel fuel demonstrated significant reductions in harmful exhaust gas emissions and improved combustion characteristics. These tests indicate that our diesel fuel is a high-grade diesel fuel with environmental advantages, compared to diesel fuel derived from crude oil. Compared to Commercial No. 2 diesel fuel, our diesel fuel has three properties that make it less polluting, namely an absence of sulfur, absence of aromatics by volume, and a higher cetane value.

EPA regulations currently require the reduction of the sulfur content of diesel sold on the market to 15 parts per million by 2007. EPA regulations also require manufacturers of diesel engines, by 2007, to reduce harmful air emissions from diesel engines used in tractor-trailers, buses and other heavy trucks by 95% from 2001 levels. We believe our diesel fuel exceeds all current and proposed federal and state diesel emissions requirements, including new requirements adopted by the United States Environmental

Protection Agency and those adopted by the California Air Resources Board. We anticipate that it could help users meet the increasingly stringent requirements for cleaner fuels and the reduction of harmful exhaust emissions within the United States.

We believe the diesel fuel produced by use of the Rentech Process would be an excellent blending stock to upgrade non-specification fuels or to improve the quality of the commercial diesel currently being produced in refineries. Blending with our diesel fuel lowers the aromatic and sulfur content and increases the cetane index of commercial diesel. We have obtained a United States patent on the blending of our Fischer-Tropsch diesel with conventional diesel.

Unlike alternative fuels such as methanol and compressed natural gas, we believe our diesel fuel can also be used in conventional compression ignition engines without any engine or vehicle modification. Although fuel mileage may be slightly decreased, we believe minor engine adjustments would increase the fuel mileage to the level provided by conventional diesel fuel. We anticipate that our diesel fuel could be distributed through the nation’s existing refining and transportation infrastructures.

In 2000, Congress designated domestically produced Fischer-Tropsch fuels made from natural gas as an alternative fuel under the Energy Policy Act of 1992. The Act also designates liquid fuels from coal as an alternative fuel. The designation of F-T fuels, such as those produced by use of our Rentech Process, could lead to reduction of the federal excise taxes and road taxes that apply to conventional fuels. This may reduce the costs of F-T fuels to our customers. It could also reduce the expensive capital costs that government agencies must otherwise undertake to modify their vehicle fleets to meet the emission goals of the Energy Policy Act.

•	Naphtha. Naphthas are liquid hydrocarbon products that are lighter than diesel fuel. Naphthas can be used as a fuel or as a feedstock for petrochemicals. Naphthas are used in manufacturing processes for products as diverse as paint, printing ink, polish, adhesives, perfumes, glues and fats. We expect naphthas produced by use of the Rentech Process to be in demand due to their comparatively low toxicity and aromatic content. We estimate the market in the United States for the type of naphtha produced using the Rentech Process is a minimum of 60,000 barrels per day.

•	Wax Products. The waxes produced by Rentech Process are useful in hot-melt adhesives, inks, coatings, and several other wax-based products. The market price for these waxes is high, but demand is limited. As an alternative, the waxes produced by the Rentech Process can also be thermally or hydro-cracked to yield additional naphtha, diesel fuel, kerosene, jet fuel, solvents, and specialty products. Another option is the hydrosomerization of the wax to produce base oil used for lubricating oils.

•	Light Crude Oil. If required, the Rentech Process can be easily modified to produce a light crude oil for sale to refineries. The Rentech Process produces a high-grade crude oil that is already partially refined. We believe it could be inexpensively refined in existing refineries into various end products.

•	Normal Paraffins. Normal paraffins are saturated linear hydrocarbons with molecular ranges between 9 and 15 carbon atoms. They are primarily used in the production of laundry detergent, cosmetics, pharmaceuticals, paints, stains, ink oils, aluminum rolling oils, and lamp oils. Paraffins produced by the Rentech Process are essentially free of sulfur, a requirement for many of these products.

•	Synthetic Lube Base Oil. We anticipate that specifications for motor oil will become more stringent in the future as automobile manufacturers respond to tightening emissions requirements. This could result in increased demand for high quality base oils as blending stock for manufacture of premium lubricating oils. We believe the hydrocarbons with molecular ranges between 20 and 50 carbon atoms that are produced by the Rentech Process would provide excellent blending material for production of synthetic lube oil.

•	Synthetic Drilling Fluid. The hydrocarbons produced by the Rentech Process with a molecular range from 17 to 22 carbon atoms would be a potential base material for synthetic drilling fluids used in the drilling of oil and gas wells as a coolant and lubricant for the drill bit. In off-shore operations, oil-based fluids, which have been used historically, degrade slowly and can suffocate aquatic plant and animal life. In response to increased environmental pressures, synthetic drilling fluids have been developed and used in the Gulf of Mexico and other offshore locations. The key advantage of synthetic drilling fluids is that cuttings associated with use of these fluids appear to be environmentally acceptable in regard to crude contamination and toxicity and therefore can be discharged in many Gulf locations instead of being barged to shore for disposal. This yields considerable cost savings to drillers.

FT SOLUTIONS LLC — JOINT VENTURE WITH HEADWATERS

In June 2004, we formed a joint venture with Headwaters Technology Innovation Group, Inc., or (Headwaters), a wholly-owned subsidiary of Headwaters Incorporated, to combine our iron-based Fischer-Tropsch technology with that of Headwaters. In connection with the joint venture, we and Headwaters formed FT Solutions LLC, a Delaware limited liability company. We hold 50% of the membership interests in FT Solutions. The joint venture enables us to carry on our separate Fischer-Tropsch business, and to receive 100 percent of the revenues from projects that we separately develop, except in China where FT Solutions is our exclusive licensor. In all projects, we share net profits from sales of catalysts on a 50-50 basis with Headwaters.

By joining with Headwaters in the joint venture, we expect to participate in additional revenues that Headwaters develops for FT Solutions. Headwaters is concentrating on obtaining projects for FT Solutions in China. Coal-based Fischer-Tropsch technology is receiving increased attention in China because of high oil prices, political instability in oil rich countries and increased emphasis on cleaning the environment. China is currently importing approximately 2.4 million barrels per day of oil and desires to decrease its dependence on foreign oil. China has large reserves of coal that could be converted to liquid fuels. In addition, China has excess capacity in coal-based ammonia plants that could be retrofitted to co-produce F-T diesel fuels and ammonia for nitrogen fertilizers. FT Solutions is evaluating potential projects in China to determine if a demonstration plant can be constructed on a fast-track basis to stimulate rapid commercialization of the technology in China. Two feasibility studies have been performed and efforts on those projects have been continued.

The purpose of our FT Solutions joint venture is to deliver the most advanced and cost effective iron catalyst-based F-T technology available in the marketplace. The joint venture enables us to take advantage of the F-T experience and iron catalyst-based proprietary F-T technology of Headwaters, as well as the clean coal technologies developed by Headwaters. We and Headwaters will continue developing our combined Fischer-Tropsch technology through FT Solutions.

FT Solutions will license the combined technology to any projects in China and any other projects throughout the world in which Headwaters participates. We are entitled to half of the profits of FT Solutions, including any profits from license fees and royalties for projects licensed by FT Solutions. We have the exclusive right to develop and license the combined technology for our own Fischer-Tropsch projects worldwide, except in China. For our projects outside of China that we develop separately from FT Solutions, we will be entitled to 100% of all the related license fees and royalties.

FT Solutions has the exclusive right itself, or through a licensee, to manufacture and sell Fischer-Tropsch catalysts for all of its projects and all of Rentech’s separate projects. We expect that our catalyst will be the ones sold by FT Solutions.

Engineering and technical services for all of FT Solutions’ projects will be performed by Rentech Services Corporation and Headwaters Technology Innovation Group, Inc., the other member of FT Solutions. FT Solutions will contract with its customers to provide engineering services performed either through Rentech Services Corporation or by Headwaters Technology Innovation Group. FT Solutions will receive all of those fees under its contract with its customers, and FT Solutions will pay Rentech Services Corporation and Headwaters Technology Innovation Group for the services they provide. We and Headwaters will each contribute one-half of the costs of the engineering services to FT Solutions, including those charged by us, and all other expenses of the joint venture.

FT Solutions has initiated the design and construction of a Fischer-Tropsch demonstration plant capable of producing ten to fifteen barrels per day of liquid hydrocarbon products. The current plan is to install the plant at a coal gasification test facility owned by Gas Technology Institute (GTI) that is located in Des Plaines, Illinois. The plant will be able to use the proprietary and patented iron-based catalysts of both Headwaters Technology Innovation Group and Rentech. The purpose of the project is to provide significant quantities of representative products for testing by potential end users. In addition, it will demonstrate the integration of the F-T module utilizing synthesis gas produced by GTI’s coal-fed gasifier. GTI, with more than 60 years of experience, is the leading research, development and training organization serving the natural gas industry. More than 800 patents have resulted from GTI research, and more than 400 products incorporating GTI-developed technology have been introduced to the market. According to the current schedule, we expect the F-T pilot plant to be ready for initial startup operations by September 2005. We are to contribute half the cost of this plant.

RESEARCH AND DEVELOPMENT

We own a development and testing laboratory located in Denver. Our pilot plant, consisting of a bubble column slurry reactor, is located at this site. The laboratory contains other state-of-the-art equipment and support facilities that we believe provides us with a resource for development and testing that is unmatched in the field of Fischer-Tropsch technology. Our laboratory staff currently consists of 10 employees.

Our principal research and development efforts at our laboratory are now focused on increasing the efficiency of our catalyst, and cooperating with Headwaters Technology Innovation Group, Inc. to combine our Fischer-Tropsch technologies for use by FT Solutions and by us. We are also developing additional catalysts, attempting to further increase the amount of the feedstock that is converted into liquid hydrocarbons, and working on other ways of reducing the cost of our process. Our research efforts are focused on supporting our goal of achieving commercial use of the Rentech Process with as many types of hydrocarbon feedstocks as are available.

During the fiscal years ended September 30, 2004, 2003, and 2002, we spent $749,230, $747,081, and $701,201, respectively, on research and development activities on the Rentech Process. During each of the same fiscal years, we received revenues from third parties for research and development activities of our technology of $817,279, $776,658, and $2,354,550, respectively.

INTELLECTUAL PROPERTY AND PATENTS

Our intellectual property consists of three types of property. We own 18 United States patents to limit infringement of the Rentech Process. We own various trade secrets and confidential proprietary information that we use in connection with our Rentech Process. Our wholly owned subsidiaries own various trade secrets and confidential proprietary information that they use in connection with their respective stains and sealer business, oil and gas well field services business and industrial automation products business. One of our wholly-owned subsidiaries also owns United States trademarks on the product names of its stains and sealers.

The success of our business, as well as that of our subsidiaries, depends upon the intellectual property that we own and use in the conduct of these particular businesses. Our intellectual property gives us rights to exclusively exploit our technologies. If we lost the rights to exclusively exploit an item of intellectual property, the financial results of our business and our overall financial results would be materially harmed.

Our patents were granted for terms of twenty years from the date of the application to the U.S. Patent Office. Our first patent application was filed in 1992. Our latest application was filed in 2004. Our trade secrets and confidential proprietary information will remain our property for as long as we keep them secret and confidential. Our federal trademarks have initial terms of six years. They can be renewed within ten years from the initial date of filing and every ten years after that if we continue to use them with the sale of our products.

We have obtained U.S. patents that apply to our Fischer-Tropsch processes, to applications of our processes, and to the products produced and the materials used in the Rentech Process. Our patents include patents with respect to the overall F-T conversion process; a method for cracking produced waxes; a method of making and activating a promoted iron catalyst for use in slurry synthesis reactors; production of a synthetic oxygenated diesel fuel; use of our oxygenated, ultra-clean, diesel fuel as an additive to conventional diesel fuel; control of the tail gas from our process to maximize either the production of electricity from our tail gas, F-T products or a near-pure form of carbon dioxide; and integration of the Rentech Process with nitrogen fertilizer plants to enable them to co-produce nitrogen fertilizers, F-T fuels, and electricity.

Use of the Rentech Process requires use of our iron-based catalyst we have patented. Two of our patents include key elements of a process that improves the carbon conversion efficiency of the Rentech Process by over 30% and enables our iron-based catalyst to compete with the cobalt-based catalysts used by most other Fischer-Tropsch processes.

We have filed additional patent applications in the United States relating to improvements to certain aspects of the Rentech Process. We have also filed several foreign patent applications based on some of our U.S. patents.

OKON’s formulas for the manufacture of its stains, sealers and coatings are proprietary. They are maintained as trade secrets. OKON relies upon confidentiality agreements with its employees and manufacturers of key components of its stains, sealers and coatings to protect these trade secrets.

Petroleum Mud Logging provides its services based upon an integrated system of computer software, skilled geological analysts who interpret the data and communications devices to transmit the information to the mineral owner in real time. The essential elements of these programs and devices are proprietary, and are maintained as trade secrets. Petroleum Mud Logging relies upon confidentiality agreements to protect these trade secrets.

REN Corporation’s computer-controlled testing equipment depends upon computer software programs and proprietary computer hardware devices. The programs and hardware components are developed by REN’s employees. This proprietary information is maintained as trade secrets. REN relies upon confidentiality agreements to protect its proprietary interests.

Protecting and enforcing our intellectual property position involves complex legal, scientific and factual questions and uncertainties. This may be especially true in foreign countries, which often do not provide as much protection of intellectual property rights as the United States. Our ability to protect and enforce our intellectual property position requires diligent actions by us to strictly maintain the confidentiality of our trade secrets and to protect our patents and trade names. If we are not successful in protecting and maintaining our exclusive rights to our intellectual property, the value of our technologies that are affected would be severely limited. To date, no claims of patent infringement have been made against us, and we have not made any patent infringement claims against any of our competitors.

Our success depends in part on our ability to protect our intellectual property rights, which involves complexities and uncertainties.

We rely on a combination of patents, copyrights, trademarks, trade secrets and contractual restrictions to protect our proprietary rights. Our success depends in part on our ability to protect our intellectual property rights, which involves complex legal, scientific and factual questions and uncertainties. Additional patents may not be granted, and our existing patents might be infringed upon, invalidated or circumvented by others. We may not become aware of patents or rights of others that may have applicability in our Fischer-Tropsch technology until after we have made a substantial investment in the development and commercialization of our technologies. Third parties may claim that we have infringed upon past, present or future F-T technologies. Legal actions might be brought against us, our co-venturers or our licensees claiming damages and seeking an injunction that would prevent us, our co-venturers or our licensees from testing, marketing or commercializing the affected technologies. If an infringement action were successful, in addition to potential liability for damages, our joint venturers or our licensees and we could be required to obtain a license from a third party in order to continue to test, market or commercialize our affected technologies. Any required license might not be made available or, if available, might not be available on acceptable terms, and we could be prevented entirely from testing, marketing or commercializing the affected technology. We may have to expend substantial resources in litigation, either in enforcing our patents, defending against the infringement claims of others, or both. Many possible claimants, such as the major energy companies that have or may be developing competing F-T technologies, have significantly more resources than we do to spend on litigation. If we are unable to successfully defend our technology, including the Rentech Process, against claims of infringement upon the patents or proprietary rights of others, our business, operating results and financial condition could be materially adversely affected.

In addition, the availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by those patents, is often difficult to predict and varies significantly from country to country. We, our licensors or our licensees may choose not to seek, or may be unable to obtain, patent protection in a country that could potentially be an important market for our F-T technology. The confidentiality agreements that are designed to protect our trade secrets could be breached, and we might not have adequate remedies for the breach. Additionally, our trade secrets and proprietary know-how might otherwise become known or be independently discovered by others. If a trade secret is acquired by a competitor, our competitive position would be harmed and our revenues could be substantially reduced.

LICENSING AND ENGINEERING SERVICES

Fischer-Tropsch or coal-to-liquid plants that use the Rentech Process may be designed to produce from several thousand to 50,000 or more barrels per day of product. Smaller plants could be assembled from modular systems that can be trucked into remote locations where inexpensive sources of feedstock may be available. Plants with the largest production capabilities may have to be constructed directly at the sites where they are to be operated. We focus on licensing our technology in connection with small to medium-sized projects with production capacities ranging from 500 to 50,000 barrels per day of liquid hydrocarbon products. While our technology would enable us to pursue larger projects, we believe that small to medium size projects are economic and represent a substantial portion of the near-term market.

Under our licensing arrangements, we typically have the right to receive license fees and ongoing royalties for each barrel of liquid hydrocarbons produced by process plants that use the Rentech Process. After we grant a license, our licensees are responsible for financing, constructing and operating their own plants to use the licensed technology. They must also acquire their own feedstock, purchase catalyst from FT Solutions, and sell the products that their plants produce. We generally expect licensees to pay for our synthesis gas reactor modules that we or our fabricator supplies to meet the unique specifications required for each plant.

We market licenses of our Rentech Process to owners of gas, liquid and solid carbon-bearing materials, and to owners of existing industrial gas plants that could add our technology. To facilitate business development, we often meet with oil and gas companies, owners of fossil fuel resources, and others involved in the energy industry. Our senior officers are frequent participants and speakers at Fischer-Tropsch seminars and energy conferences. We employ one person whose primary duties are marketing. We have also entered into marketing arrangements with:

•	FT Solutions LLC. Marketing of our Fischer-Tropsch technology in China is conducted through FT Solutions, our 50/50 joint venture with Headwaters Technology Innovation Group. We entered into this joint venture in June 2004. Our initial targets for licenses are two proposed projects in China. Please read the more complete description of this joint venture in this section under “BUSINESS, FT Solutions LLC—Joint Venture With Headwaters.”

•	Jacobs Engineering UK. In February 2000, we arranged with Jacobs Engineering UK Limited, an international engineering company, for joint marketing of the Rentech Process and Jacobs’ engineering services. We are marketing our combined capabilities to potential customers in several locations throughout the world. We have received approximately $108,042 as a result of feasibility studies performed for potential customers introduced to us by Jacobs Engineering.

For licenses granted by FT Solutions LLC, Rentech Services Corporation and Headwaters Technology Innovation Group will separately provide engineering and technical services to the licensees through FT Solutions.

We provide preliminary engineering design and technical services through Rentech Services Corporation, our wholly owned subsidiary, for our own licensees when they design and construct their plants. To assist our licensees, we may also contract to provide limited operational support services during startup of licensed plants. In addition, we may reserve the right to contract for the engineering and supply of the synthesis gas conversion reactors that are essential for use of the Rentech Process. The reactors must be specially configured for each plant according to the composition of the synthesis gas to be converted and the products desired. Our patented catalyst available through FT Solutions is a necessary component of the Rentech Process and must be used by our licensees.

The successful use of the Rentech Process by licensees largely depends upon their ability to successfully finance, design, construct and operate commercial scale plants. The design of a plant for use of the Rentech Process is complex. Each design must be developed to fit the chemical composition of the feedstock and must also be tailored to produce the desired products. The ability of a licensee to obtain low-cost feedstock is essential to economical use of the technology. The licensees must obtain adequate financing, construct plants specifically designed for the chemical composition of the feedstock, and assure that the plant equipment and machinery is mechanically adequate. The cost of constructing plants that use the Rentech Process will vary depending upon production capacity; available infrastructure such as electrical power, water supplies, roads, gas pipelines and other utilities; location; cost of financing; whether the feedstock is a gas or carbon-bearing solid that must first be converted to synthesis gas; and other factors. Licensees are also responsible for obtaining governmental permits and for successfully operating their plants. In remote locations, licensees may be required to add supporting infrastructure such as roads and utilities. Business dealings in foreign countries, the ability of licensees to obtain financing for construction of plants, and the complexity of design are among the factors that may result in delays in schedules for financing, design, construction and startup of operations of our licensees’ plants following the initial decision to proceed with construction. This may result in delays or loss of revenues to us.

Some of our current licenses and joint ventures that are underway for the use of the Rentech Process include:

•	ChevronTexaco Technology Venture. In 1998, we granted a technology license to Texaco Natural Gas, Inc. now ChevronTexaco Technology Venture, a division of ChevronTexaco Corporation (“Texaco”). The license allowed Texaco to use the Rentech Process in projects where solid and liquid hydrocarbons are used as feedstock. This license originally granted exclusive rights in this particular field, but was amended in March 2003 to grant only non-exclusive rights. The agreement also granted a non-exclusive license for conversion of natural gas to liquids.

Under the license, Texaco may use the Rentech Process in combination with Texaco’s proprietary gasification technology to produce liquid hydrocarbon products. These include transportation diesel fuel, naphtha, and specialty products. The Texaco gasification process is a proprietary technology for producing synthesis gas from a broad range of feedstocks including coal, petroleum coke, residual oils, and byproducts generated in refineries and chemical plants.

In 1999, Texaco entered into a technical services agreement with us related to our 1998 licensing agreement. From 1999 to 2003, we studied the integration of the Rentech Process with Texaco’s gasification process. Texaco paid us a total of $1,779,766 during that time for our technical services and costs. This funding enabled us to further refine our technology at the same time we were performing under the agreement.

•

Early Entrance Coproduction Plant. In August 1999, we, as part of a team led by Texaco, were selected by the U.S. Department of Energy to develop the data and designs for what the DOE calls a coproduction facility, or more specifically, an “Early Entrance Coproduction Plant.” Texaco’s goal was to combine its gasification technology with the Rentech Process to produce both high quality transportation fuels and electricity from coal and petroleum coke at a coproduction plant. The data was obtained and the designs were completed in 2003. We were paid $2,935,782 on this subcontract.

•	Wyoming Coal. We have received a $500,000 grant from the State of Wyoming to perform an engineering and economic analysis for a F-T plant that would use gasified Wyoming coal as feedstock. The proposed plant would produce 10,000 barrels per day of ultra-low sulfur F-T diesel fuel for distribution in Wyoming, California and other Western states.

•	Australian Coal Project. GTL Energy Limited of Australia intends to use our technology in connection with a coal project it is developing in that country. The proposed plant would be located at a coal mine that supplies coal to an electric power plant. Additional coal from the mine would be gasified to provide synthesis gas feedstock to the proposed 10,000 barrels per day plant. GTL Energy is seeking financing for this project. We have received no revenues from this project.

•	Pertamina. We have completed a feasibility study for a 15,000 barrels per day Fischer-Tropsch plant for Pertamina, the largest Indonesian privately owned oil and gas mining company. The plant would use Pertamina’s stranded natural gas as feedstock. The intended products are synthetic diesel fuels, naphthas and other high-value liquid hydrocarbons. Pertamina is now conducting additional well drilling to define the extent of the proposed gas field before financing and other arrangements can be made. We have received no revenues from this project.

•	GTL Bolivia. GTL Bolivia, S.A. is planning a 11,500 barrel per day Fischer-Tropsch facility using the Rentech Process, which is designed to supply the local Bolivian market with diesel fuel. GTL Bolivia has identified the gas supply for the project and a site near Santa Cruz. GTL Bolivia is seeking financing from local sources in the area of the proposed plant. We have received no revenues from this project.

•	Papua New Guinea. In June of 2004, we entered into a memorandum of understanding with the government of Papua New Guinea and Niugini Gas & Chemicals Pte Ltd of Singapore to develop a methane facility in Papua New Guinea using our Rentech Process. The proposed plant would produce 15,000 barrels per day of F-T liquid hydrocarbon products, 120 megawatts of electrical power for a liquefied natural gas facility being developed by Papua New Guinea, and approximately 1,200 tons per day of ammonia fertilizer. The feedstock is planned to be natural gas owned by an arm of the government of Papua New Guinea. South Korean Investors are expected to provide financing and own the plant. The investors are conducting due diligence investigations of various aspects of the plan, and anticipate the results of their studies will be available before the end of 2004. We have received no revenues from this project.

Revenues related to licensing the Rentech Process represented approximately 10%, 9%, and 27% of our total revenues during the fiscal years ended September 30, 2004, 2003, and 2002, respectively.

OTHER SUBSIDIARIES AND INTERESTS

We also have several subsidiaries engaged in lines of business that are not related to Fischer-Tropsch technology. These are OKON, Inc., Petroleum Mud Logging, Inc. and REN Corporation.

OKON, Inc.

OKON, our wholly-owned subsidiary, is engaged in the business of manufacturing and marketing a complete line of water based, water repellents sealers and stains for concrete, masonry and wood on a wholesale basis. OKON products are environmentally friendly and VOC compliant.

The OKON business was started in 1973, and was acquired by Rentech in 1997. OKON, located in Denver, markets and sells its products nationwide through a variety of channels. These include distribution through paint dealers, paint manufacturers, mass merchandisers and direct to OEM accounts. Architectural specifications help drive the business. The brand name OKON and its performing water based products are recognized broadly throughout the paint and coatings industry. The formulas used by OKON for manufacturing its products are proprietary.

The coatings industry in which OKON conducts its business is highly competitive and has historically been subject to intense price competition. Other competitive factors in the coatings industry include product quality, product innovation, distribution, the VOC’s (volatile organic content) of these products. There are a minimum of at least five major competitors in this nationwide market of environmentally sound sealer and stain products. We believe that OKON products are competitive and OKON is recognized as an industry leader in meeting new lower 2006 VOC requirements. State and federal agencies are proposing further restrictions to limit the levels of VOC’s by the paint industry in an effort to substantially reduce smog and improve air quality of highly populated cities. The restrictions have effectively prohibited the sale and use of high VOC products in some states such as California and the East Coast.

OKON’s products are realizing increased placement with new, smaller dealers through the wholesaler distribution programs. As many of OKON’s larger customers have been acquired by national or international companies, OKON sales have declined. The addition of smaller independent customers has offset the sales decreases in larger accounts. OKON has acquired capabilities to identify, track and capture projects where it is specified and expects to be better able to increase closing rates on its bids. OKON anticipates enhancing its position in the commercial segment with its capability to identify and demonstrate to the commercial contractor OKON’s price and performance competitive advantage.

OKON’s environmentally friendly performance sealers and stains have increasing appeal as state and city governments adopt California’s stringent environmental standards for paints, stains and coatings. We believe that a window of opportunity exists for OKON to exploit a broader solvent based market being required to convert to water-based products. Environmental and fire hazard concerns with utilizing solvent based sealers and stains in the manufacturing of pre-cast concrete shelters have increased demand and sales of OEM products. OKON’s OEM customers are projecting increased demand for their products, especially transit shelters. We expect a gradual trend to develop for increasing orders and inventory of OKON products.

OKON’s sales revenue to several of their customers constitutes a significant portion of OKON’s revenues. For the years ended September 30, 2004, 2003, and 2002, one OKON customer, Dunn-Edwards, accounted for approximately 35% of OKON’s total revenue.

Loss of OKON’s largest customers would materially reduce our total revenues.

OKON’s sales of products to some customers may constitute a significant portion of our revenues. For the years ended September 30, 2004, 2003, and 2002, one customer of OKON accounted for 11%, 16%, and 10%, of our total revenues. OKON has provided material portions of our total revenues. During the latter part of our fiscal year 2004, OKON’s largest customer reduced its customary level of purchases to reduce inventory levels from a 90-day supply to a 30-day supply. This loss of sales to OKON’s largest customer is responsible for OKON’s loss for the year. We anticipate that our customers will be restocking their levels of inventories. We are attempting to establish alternative distribution channels with new strategic partners and expand our product draw through direct contact with architects and architectural specifiers. Revenues from OKON’s business segment represented approximately 26%, 25%, and 20%, of our total revenues in the years ended September 30, 2004, 2003, and 2002, respectively.

Petroleum Mud Logging, Inc.

In June 1999, we entered into the business of providing well logging services to the oil and gas industry. This occurred through our purchase of the assets of two established and related companies that have been providing services in these fields since 1964. We are using the assets to continue these businesses through our wholly-owned subsidiary, Petroleum Mud Logging, Inc. (PML). The business is operated from Oklahoma City, Oklahoma. The services are provided to customers primarily located in Oklahoma, Texas, New Mexico and Louisiana.

PML owns 35 manned mobile well logging units that are moved from well to well. During fiscal 2004, PML added eight remote controlled mobile well logging units that perform most of the same functions and can be operated without a human operator at the drill site. The logging equipment within the mobile units measures traces of gases and water throughout the depth of a well hole by analyzing the drilling mud recovered from the well as drilling progresses. The results are transmitted to customers and their geologists immediately, either by land lines or satellite uplink. The mineral owners use this information to detect the presence of oil and gas deposits in underground formations and to direct their exploration and development drilling.

During the past several years, demand for our logging services has increased, particularly for natural gas wells. We expect this trend to continue as exploration for natural gas intensifies due to increasing demand for that energy source. We plan to add more remote controlled units to meet a growing need for high-quality, cost-effective sensing solutions in specific geologic basins.

Our competitors in oil and gas field services include approximately 50 other companies. Several of these companies are divisions or subsidiaries of major oil and gas companies or other energy businesses. Those competitors have substantially more financial assets and other resources than we do. We believe we have been and will be able to favorably compete in this business because of our advanced technological capabilities and competitive prices. Our mud logging units are well equipped mobile laboratories. Our units receive and automatically test data on site from the drill holes as a well is drilled. To our knowledge, we are the only company that monitors and plots all parameters by computer, rather than by hand. The units automatically analyze that information and rapidly communicate the results to the mineral owner. These capabilities give us advantages over most of our competitors by enabling the mineral owner and its geologists to direct the drilling without being at the site. During fiscal year 2002, we upgraded PML’s equipment and technology by adding safety features to provide advance warning to workers of potential gas blow-outs of a well on which they are working. This meets new safety standards adopted by several states. It provides PML a competitive advantage over most other mud logging companies that have not added this equipment.

The market for PML’s services may not continue at the current level.

More companies may enter our business and offer well logging services to the oil and gas industry. Our present competitors may expand and improve their equipment and provide more well logging services. The number of new natural gas wells that are drilled may decline if the supply of natural gas increases or if market demand for natural gas lessens. If these events occurred, the demand for PML’s services would decline and our total revenues could be significantly reduced.

Revenues provided by our mud logging business segment represented approximately 54%, 42%, and 21%, of our total revenues during the fiscal years ended September 30, 2004, 2003, and 2002, respectively. PML’s revenues from some customers may constitute a significant portion of its revenues. For the years ended September 30, 2004, 2003, and 2002, one customer of PML, Anadarko Petroleum, accounted for 14%, 9%, and 7% of our total revenues, respectively.

Loss of PML’s largest customers would materially reduce our total revenues.

PML has provided material portions of our total revenues. We have experienced a growing demand for our oil and gas field services. If we lose a significant customer, we anticipate that demand from other customers would use most of our capabilities.

REN Corporation

In August 2001, we acquired 56% of the outstanding stock of REN Corporation. REN is a Colorado corporation, originally organized in 1979 and located in Stillwater, Oklahoma. REN manufactures computer-controlled testing equipment systems and sells them on a custom-order basis to industrial manufacturers. The manufacturers use REN’s industrial automation systems for quality control and increasing productivity in the manufacture of their products. The customers’ products include automatic hydraulic pumps, valves and actuators; diesel fuel injection pumps; transmissions; automatic hydraulic presses; and hydraulic hose assemblies. REN’s primary market has been automated test equipment for the fluid power industry.

REN’s competitors who manufacture and sell computerized test equipment for use in manufacturing include approximately ten other companies. We have approximately three principal competitors. REN’s competitors have substantially more financial assets and other resources than REN. REN has been able to compete in the past because its pioneering work in applying computers and electrohydraulics to develop leading edge systems gives REN certain advantages, especially for test equipment systems for the fluid power industry.

Sales inside the U.S. were $789,993, $1,333,379 and $2,629,237, during the years ended September 30, 2004, 2003, and 2002, respectively. Sales outside the U.S. were $11,277, $486,473, and $271,500 during the same years.

REN had no backlog of orders as of September 30, 2004 as compared to backlogs in the approximate amount of $515,000 as of September 30, 2003 and approximately $1,375,000 as of September 30, 2002.

Revenues provided by our industrial automation systems segment represented approximately 9%, 21% and 30%, of our total revenues during the fiscal years ended September 30, 2004, 2003, and 2002, respectively. The U.S. Army was REN’s largest customer in 2004, accounting for 43% of its total revenues in the year ended September 30, 2004, and none in 2003 and 2002. REN is not currently doing further work for the U.S. Army.

REN’s business is based on individual large project bids, and it does not have a recurring major customer. Reduced industry activity for new testing equipment orders in general could impact REN’s ability to book major projects, and hence affect its profitability. REN has experienced a decline in contracts, and may not obtain sufficient new contracts to sustain its operations.

Over fiscal year 2004, because of the lack of major equipment orders throughout the industry, REN has developed a service business to refurbish equipment it has previously sold.

REN may not be able to readily and economically develop the computerized test equipment that it may seek to manufacture if it obtains large orders.

Design and manufacture of the specialized test equipment that REN sells requires a period of development and specialized skills. REN has reduced its workforce in order to reduce its operating losses due to a reduction in contracts for its products. If REN is not able to economically and timely produce the equipment that might be ordered, the costs would be increased and the anticipated revenues would be reduced. If REN succeeds in obtaining potential new sales orders, we may not be able to obtain the financing that REN may require to expand its business to meet its requirements.

Investment In Advanced Technology Companies

We own minority interests in two advanced technology companies. We own 2.28% of Global Solar Energy, Inc., which is engaged in production of thin-film photovoltaics. We also own a 5.76% ownership interest in Infinite Power Solutions, Inc., which is developing thin-film micro batteries.

As a minority owner in these corporations, we have no control over them. We do not participate in their management. We have no obligations for their liabilities. We intend to remain passive investors in them.

Development of the advanced technology businesses will require substantial capital, which may not be available to them.

Both Global Solar Energy and Infinite Power Solutions remain in the development stage, and they do not operate profitably. They may not be able to obtain the substantial amounts of additional capital they require to complete development of their products and to successfully market the products. This could cause them to go out of business, in which case we would lose our investment.

The value of our interests in advanced technologies depends upon the efforts of others. We do not control their actions.

The advanced technologies in which we have an ownership interest are controlled by others. We have no influence over their actions and are not involved in their operations. The success of the advanced technologies in which we hold interests depends upon the controlling shareholders, officers and managers of these businesses.

The advanced technologies in which we have an interest may not be applied to additional products or accepted by the target markets.

The planned improvements to these technologies may not be completed, and new products may not be developed. The products may not gain widespread acceptance in the target marketplaces. If so, the value of our shares of common stock in these companies could be limited.

The advanced technology businesses may not operate at a profit. If they do not, our economic benefit from ownership of interests in them will be limited and may not materialize.

Global Solar Energy and especially Infinite Power Solutions have only recently attempted to market their products. Their products may not be purchased by a broad group of customers. They may not obtain enough sales to meet their business needs and operating expenses. If one or both of them do not achieve high levels of sales and operate profitably, our investment in shares of their common stock will be limited in value.

We do not expect that the advanced technology businesses will distribute dividends to shareholders. There is no market for the common stock of these companies. Without dividends, we may not realize revenue for our investment in advanced technologies.

Unless the advanced technology companies declare dividends, which we do not expect, our return on any value in these companies will depend upon the value of our shares of their common stock. There is no market for the common stock, and none may develop. If so, our ability to realize value from the common shares will be limited. We may be required to hold the common stock for an indefinite period of time without any economic return.

EMPLOYEES

At September 30, 2004, we had 109 employees. Among our subsidiaries, Rentech Services Corporation had 10 employees, who work at our development and testing laboratory; OKON, Inc. had 11 employees; Petroleum Mud Logging, Inc. had 63 employees; and REN Corporation had 9 employees. If we succeed in acquiring the East Dubuque plant, we will have approximately 100 employees at that facility.

ITEM 2.	PROPERTIES

Office Lease

Our executive offices are located in Denver, Colorado, and consist of 5,923 square feet of office space. The lease expires in October 2009 and includes an option to extend for another five-year term. Total rent was $71,076 during fiscal 2004. We believe that our existing space is adequate to meet our current needs and to accommodate anticipated growth.

Development And Testing Laboratory

We own a development and testing laboratory located in Denver that we use with Fischer-Tropsch technologies. The facility consists of a 11,000 square foot laboratory located within our 20,000 square foot industrial building. The remainder of the building is rented to a tenant and constitutes potential expansion space for the laboratory. We renovated the building, laboratory and lab equipment in fiscal 1999 to provide a state-of-the-art laboratory and support facilities for F-T technologies. We believe that our laboratory is one of the most comprehensive Fischer-Tropsch facilities in the field today.

Sand Creek Methanol Plant Facility

We own a one-half interest in the Sand Creek methanol facility located in the Denver metropolitan area. Republic Financial Corporation, based in the Denver area, owns the other one-half interest. The facility includes a methanol plant that was closed when we acquired our interest in 1999. The site consists of 17 acres located in an industrial area adjacent to a rail line and an interstate highway. Approximately 11 acres of the site are available for other uses. We are offering the site, including all improvements, for sale.

OKON Facility

OKON, Inc., a wholly owned subsidiary, leases an industrial building located in Denver. The building houses production facilities and offices. The lease extends to March 2009. The rent is approximately $62,000 per year. The building contains approximately 20,000 square feet of office and warehouse space. The building contains adequate space for expansion of the business. We believe that this lease can be renewed or other space obtained.

Petroleum Mud Logging Properties

Petroleum Mud Logging, Inc. owns a building in Oklahoma City, Oklahoma that contains the PML shop facility and leases an additional building for its office and training space. The rent is approximately $30,000 per year. PML’s personal property includes 35 special vehicles equipped as mobile laboratories, each operated by an employee to provide well logging services, and eight similarly equipped remote controlled units. PML also owns an extensive library of well logs that provide information about the results of previous oil and gas or natural gas exploration wells. We believe that the existing shop space and well logging units are adequate for PML’s current needs and anticipated growth. The shop facility is adequate for maintenance of the vehicles and trailers, and the well logging units are in good condition.

REN Corporation Properties

REN Corporation, in which we own a 56% interest, owns a building located in Stillwater, Oklahoma on a site consisting of 6.6 acres. The building contains 11,000 square feet. REN uses it for light manufacturing of its computer software and hardware products. REN also owns plant machinery and computer equipment. We believe that the buildings and the site are adequate for REN’s current needs and anticipated growth. The building and the equipment are in adequate condition.

ITEM 3.	LEGAL PROCEEDINGS

Various claims and actions that we consider ordinary routine litigation incidental to our business have been asserted and are pending against us. We do not believe that these claims and actions will have a material adverse effect upon our results of operations.

ITEM 4.	SUBMISS ION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal year 2004.

PART II

ITEM 5.	MARKET F OR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on The American Stock Exchange under the symbol RTK. The following table sets forth the range of high and low closing prices for the common stock as reported by AMEX. The quotations reflect inter-dealer prices, without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

Fiscal Year Ended September 30, 2004	High	Low
First Quarter, ended Dec. 31, 2003	$1.50	$0.63
Second Quarter, ended Mar. 31, 2004	$1.30	$0.85
Third Quarter, ended Jun. 30, 2004	$1.12	$0.81
Fourth Quarter, ended Sep. 30, 2004	$1.07	$0.85

Fiscal Year Ended September 30, 2003	High	Low
First Quarter, ended Dec. 31, 2002	$0.63	$0.41
Second Quarter, ended Mar. 31, 2003	$0.59	$0.40
Third Quarter, ended Jun. 30, 2003	$0.78	$0.45
Fourth Quarter, ended Sep. 30, 2003	$0.72	$0.51

The approximate number of shareholders of record of our common stock as of October 31, 2004 was 608. Based upon the securities position listings maintained for our common stock by registered clearing agencies, we estimate the number of beneficial owners is not less than 8,500.

We have never paid cash dividends on our common stock. We currently expect that we will retain future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)) (c)
Equity compensation plans approved by security holders	1,511,000	$0.75	157,000
Equity compensation plans not approved by security holders	5,496,102	$1.06	0
Total	7,007,102	$0.99	157,000

The equity securities issued as compensation without shareholder approval consist of stock options and stock purchase warrants. These convertible securities have exercise prices equal to the closing market prices of our common stock, as reported by the American Stock Exchange, on the date the securities were granted. The options and warrants may be exercised for a term of five years after the date granted. They may be exercised in whole or in part at any time after they were issued.

ITEM 6.	SELECTED FINANCIAL DATA

The following consolidated selected financial data has been derived from the historical consolidated financial statements and should be read in conjunction with Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Item 8, “Financial Statements and Supplementary Data,” and our consolidated financial statements and the notes appearing in them, and the risk factors included elsewhere in this report.

Rentech, Inc. and Subsidiaries

	Years Ended September 30
	2004	2003	2002	2001	2000
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Revenues	$8,773,117	$8,477,001	$9,560,335	$8,166,576	$5,066,607
Cost of Sales	$5,797,136	$5,207,654	$5,462,243	$6,150,359	$3,134,396
Gross Profit	$2,975,981	$3,269,347	$4,098,092	$2,016,217	$1,932,211
Loss from Operations	$(5,316,982)	$(6,293,002)	$(4,862,560)	$(4,577,579)	$(3,804,389)
Net Loss	$(7,210,693)	$(9,535,405)	$(5,332,613)	$(6,770,707)	$(4,099,395)

Loss Applicable to Common Stock	$(7,210,693)	$(9,535,405)	$(5,469,545)	$(7,254,306)	$(4,189,006)

BASIC AND DILUTED LOSS PER SHARE(1)
Loss Per Common Share	$(.08)	$(.13)	$(.08)	$(.11)	$(.07)

CONSOLIDATED BALANCE SHEET DATA
Working Capital	$(1,266,653)	$(1,571,738)	$775,686	$1,412,195	$1,892,376
Total Assets	$9,379,288	$11,187,114	$16,163,228	$16,115,455	$16,462,592
Total Long-Term Liabilities	$2,833,629	$3,223,994	$3,269,044	$1,157,927	$999,355
Total Liabilities	$6,341,424	$8,005,734	$7,422,576	$4,069,122	$1,758,615
Accumulated Deficit	$(47,649,739)	$(40,439,046)	$(30,903,641)	$(25,571,028)	$(18,800,321)

(1)	The weighted average number of shares of common stock outstanding during the years ended September 30, 2004, 2003, 2002, 2001, and 2000 were 85,932,544, 73,907,041, 69,987,685, 64,807,168, and 57,532,816, respectively.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition to the information provided here in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we believe that in order to more fully understand our discussion in this section, you should first read the expanded discussion of our business and the risk factors included in Item 1 – “Business” of this Form 10-K.

OUR BUSINESSES

Rentech Process - Alternative Fuels Segment.

We are an energy technology company engaged in the Fischer-Tropsch (F-T) business. We have developed and own patented and proprietary F-T technology that we license to members of the energy industry, including owners of carbon-bearing materials who could use them as feedstock for our technology. Our technology, which we call the Rentech Process, is an advanced derivative of the well established Fischer-Tropsch technology developed in Germany in the 1920s. We have successfully used the Rentech Process for a short period in a large demonstration plant and for longer periods in several pilot plants.

Our Rentech Process is useful for converting feedstock consisting of synthesis gases derived from carbon-bearing materials, either natural gas, liquids or solids, into synthetic liquid hydrocarbons. The products include clean-burning diesel fuel, naphthas used for making gasoline and certain petrochemicals, and specialty products such as petroleum waxes, petrochemical feedstocks, and synthetic lubricant base oil. The liquid hydrocarbons resulting from our F-T process are similar to analogous products derived from crude oil refining, but with significant environmental benefits. Tests of our diesel fuel show that it is clean burning. Unlike conventional transportation fuels, our fuels emit ultra-low amounts of sulfur and aromatics that cannot be detected by standard tests.

Our efforts have been focused on achieving commercial use of our proprietary F-T process. We are seeking revenues from licensing the technology, from royalties charged for each barrel of liquid hydrocarbons produced by process plants that would use the technology, and from contract payments for the engineering designs and technical services we provide for evaluating the feasibility of proposed plants, and after a license is granted, for the engineering design of a plant. We have maintained a F-T development and testing laboratory to support use of this technology. The laboratory staff has concentrated on further developing and refining the Rentech Process. The lab has also conducted contract work for Texaco Energy Systems LLC (Texaco), a licensee, and for other companies that are potential licensees and that want to evaluate the feasibility of their feedstock for use with the Rentech Process.

We have historically exploited the Rentech Process by marketing licenses to energy companies, owners of industrial gas plants, and owners of other carbon-bearing sources of feedstock such as natural gas. No commercial plant is now using the technology, and economic operation of the technology has not been fully demonstrated. We believe the advancements we have made in F-T technology will enable use of the Rentech Process on a cost-effective basis in some situations.

Marketing of Licenses

We are discussing proposals with several owners of energy feedstocks for use of the Rentech Process through licenses or other business ventures.

Our current licensees include Texaco Energy Systems, Inc. (Texaco), formerly a division of Texaco, Inc., which became a division of ChevronTexaco Corporation in 2001 after the merger of those two companies. Texaco contracted with us for research and development related to integrating Texaco’s gasification technology, which produces synthesis gas from feedstocks in liquid and solid forms, with Rentech’s GTL Technology, which uses synthesis gas. Texaco is working on proposals to use the combined technologies for a U.S. Department of Energy project and other projects.

We received royalty income as a result of our 1998 license of the Rentech Process to Texaco and revenues from our 1999 technical services contract with Texaco. We are not now receiving royalties on production of liquid hydrocarbons from use of the Rentech Process, or license fees. We receive revenues from prospective businesses that engage us to perform studies for their potential projects that would use the Rentech Process. These studies are preliminary engineering design studies and evaluations of the feasibility of their use of their feedstock with our technology. Revenues from the Rentech Process and the revenues from our other businesses conducted through OKON, Inc., Petroleum Mud Logging, Inc., and REN Corporation are not sufficient to cover our ongoing losses at this time related to our efforts to commercialize the Rentech Process.

Subsidiaries. In addition to our Fischer-Tropsch alternative fuels segment, we own interests in three subsidiary businesses. OKON, Inc. and Petroleum Mud Logging Inc. are wholly owned, and we own 56 percent of REN Corporation.

OKON, Inc. – Paint Segment.

OKON manufactures and markets water-based wood stains, concrete stains, concrete block pluggers and other water repellent sealers. All of the coatings we produce are environmentally clean.

Petroleum Mud Logging, Inc. – Oil and Gas Field Services Segment.

PML provides well logging services to the oil and gas industry. We own special vehicles equipped as mobile laboratories that are moved in the field from well to well and eight remote controlled units that are similarly outfitted. Through state-of-the-art instruments, the logging equipment measures traces of gases and water throughout the depth of a well bore by analyzing the drilling mud recovered from the well as drilling progresses. The mineral owners use this information to detect the presence of oil and gas deposits in underground formations, and to direct the exploration and development drilling of their properties.

REN Corporation – Industrial Automation Systems Segment.

REN manufactures computer-controlled testing equipment systems and sells them on a custom-order basis to industrial manufacturers. These manufacturers use REN’s industrial automation systems for controlling quality and increasing productivity in the manufacture of their products. The customers’ products include automatic hydraulic pumps, valves and actuators; diesel fuel injection pumps; transmissions; automatic hydraulic presses; and hydraulic hose assembles. REN’s primary market has been automated test equipment for the fluid power industry.

OVERVIEW OF FINANCIAL CONDITION

At September 30, 2004, we had negative working capital of $1,266,653. Historically, we have relied for working capital upon private placements of our equity represented by our common stock, supplemented by debt financing. On March 19, 2004, our stockholders approved an amendment to our articles of incorporation to increase the number of authorized shares of common stock from 100,000,000 to 150,000,000. To achieve our objectives as planned for fiscal year 2005, we will need substantial amounts of capital that we do not now have. We expect to issue additional shares of common stock, and we may issue shares of convertible preferred stock or other securities convertible into common stock to fund our working capital requirements and to fund the acquisition of the East Dubuque plant. In addition, we are seeking a buyer to purchase our one-half interest in the assets of Sand Creek Energy, LLC. We are also engaged in negotiations for the sale of OKON. We believe that our current available cash, revenues from operations, and the potential sale of assets will not be sufficient to meet our cash operating requirements through the fiscal year ended September 30, 2005 without additional debt and equity financing. Obtaining equity financing through placements of additional securities or loans depends upon obtaining investors who are willing to invest in our equity securities or debt instruments.

Selected Business Segment Information

The revenue and operating income (loss) amounts in this report are presented in accordance with accounting principles generally accepted in the United States of America. Segment information appearing in Note 16 of the Notes to the Consolidated Financial Statements is presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information.

The following table provides revenues, operating income (loss) from operations and net loss applicable to common stockholders by each of our business segments for the years ended September 30, 2004, 2003 and 2002. More complete details about the results of operations of our business segments are set forth later in this report under the section heading “Results of Operations”.

	For the Years Ended September 30,
	2004	2003	2002
Revenues:
Alternative fuels	$984,492	$915,563	$2,709,787
Paints	2,265,567	2,161,138	1,927,854
Oil and gas field services	4,721,788	3,580,448	2,021,957
Industrial automation systems	801,270	1,819,852	2,900,737

Total revenues	$8,773,117	$8,477,001	$9,560,335

Income (loss) from operations:
Alternative fuels	$(5,401,029)	$(5,972,821)	$(4,264,609)
Paints	(95,560)	(218,967)	(191,485)
Oil and gas field services	606,842	216,548	(223,121)
Industrial automation systems	(427,235)	(317,762)	(183,345)

Total operating loss	$(5,316,982)	$(6,293,002)	$(4,862,560)

Net loss applicable to common stockholders:
Alternative fuels	$(7,087,316)	$(9,026,220)	$(4,716,028)
Paints	(109,832)	(219,085)	(190,937)
Oil and gas field services	594,758	213,900	(223,389)
Industrial automation systems	(608,303)	(504,000)	(202,259)
Dividends to preferred stockholders	—	—	(136,932)

Total net loss applicable to common stockholders	$(7,210,693)	$(9,535,405)	$(5,469,545)

Overview of Revenues Associated with Licensing the Rentech Process

During the fiscal periods discussed in this report, we realized revenues associated with licensing activities in our alternative fuels segment. These revenues included royalties earned up to March 2003 under our October 1998 license of the Rentech Process to Texaco Energy Systems, LLC, now a division of ChevronTexaco Corporation, and contract payments for technical engineering services provided to Texaco and certain other companies.

Effective March 24, 2003, our license agreement with Texaco was modified. By the change, Texaco’s exclusive rights to use the Rentech Process for conversion of coal, petroleum coke and other solid and liquid hydrocarbons became non-exclusive. Our license with Texaco remains in effect, as modified. Texaco retained non-exclusive rights to use our technology with these hydrocarbon materials as well as non-exclusive rights to use our technology with gaseous hydrocarbons. Beginning in March 2003, we are no longer receiving royalty payments of $20,000 per month under the license, and we will not be required to share any license fees and royalties we receive from others in the future with Texaco. In March 2003, we completed work for Texaco under a 1999 contract by which we performed technical services to make the Rentech Process compatible for use with Texaco’s gasification technology. In early 2003, we completed our subcontract with Texaco on its contract with the U.S. Department of Energy on developing plans for an Early Entrance Co-production Plant. This contract was focused on developing a program for the Department of Energy for an energy plant that produces both transportation fuels and electricity.

With the change to the Texaco license, we are now able to offer licenses of our Rentech Process to other energy businesses for conversion of coal, petroleum coke and other solids and liquids. We are now working with several other companies to study the feasibility of developing F-T projects using the Rentech Process. No commitments have been made to proceed with these projects, however, we have received revenues from several studies of the feasibility of these projects.

In the future, we expect to receive revenues associated with licensing the Rentech Process from the following principal sources:

•	Contract payments for design studies. These are preliminary feasibility studies for potential licensees.

•	License fees from licenses granted for use of the technology.

•	Contract payments for preliminary construction engineering services. We provide these services to licensees during construction or startup of the licensee’s plants.

•	Contract payments for supply of the synthesis gas reactors required for use with the Rentech Process. We plan to subcontract this work to fabricators.

•	Contract payments from FT Solutions LLC for supply of the catalyst required for use with the Rentech Process.

•	Royalties for production of liquid hydrocarbons produced by licensees in their plants.

•	Sales of liquid hydrocarbon products from process plants using the Rentech Process in which we may acquire an equity interest.

We anticipate that we may receive increased contract payments for design studies if interest by members of the energy industry in our technology grows. We do not expect to realize significantly increased revenues from marketing licenses of the Rentech Process until we obtain a customer and grant a license for a commercial-scale plant using the technology and work on designing the plant is underway. We are cooperating with several energy companies and related businesses to prepare and evaluate their proposals to develop new plants that would use our technology. There are no assurances that they will pursue these projects or that adequate financing will be available or that we will succeed in retrofitting and successfully operating any existing plant at a profit. Other factors affecting our success include competition by other Fischer-Tropsch technologies, availability of low-cost feedstock, and market prices for conventional fuels and hydrocarbon products with which synthetic liquid hydrocarbons produced by use of our technology will compete.

The revenues from our license fees and royalties and the contract work performed at our Fischer-Tropsch laboratory, including payments we previously received from contract work for Texaco, have not been adequate to fund our operations. We do not expect activities associated with marketing licenses of our Fischer-Tropsch technology to produce a net profit until we obtain additional contracts for feasibility studies and engineering designs for planning for a Fischer-Tropsch plant using our technology, and fees for grants of licenses. During the year ended September 30, 2004, we incurred a net loss of $7,087,316 associated with the Rentech Process in our alternative fuels segment, compared with a net loss of $9,026,220 for the year ended September 30, 2003.

Reducing our activities related to the Rentech Process would materially adversely impact our ability to commercialize the Rentech Process. We believe it is important to continue work on further improvements to the technology, improving its economic efficiency, and seeking patents to protect our proprietary rights in any advancements. Cutting back these operations might delay commercial use of the Rentech Process and could limit our ability to realize full economic benefits from its exploitation.

We believe that important events within the Fischer-Tropsch industry during 2003 and after indicate increasing interest in the energy industry and the investment community in the commercial use of Fischer-Tropsch technology. Seven major banking institutions joined in agreements to finance construction of a 33,000 barrel per day Fischer-Tropsch plant to be constructed by Sasol in Qatar at a cost of approximately $1 billion. Royal Dutch Shell announced in October 2003 that it would invest approximately $5 billion in its Fischer-Tropsch technology for construction of a 140,000-barrel per day Fischer-Tropsch plant in Qatar. We believe that this indicates that key members of the financial community are recognizing Fischer-Tropsch projects as economically viable. Conoco Phillips Petroleum announced a proposal to construct a 130,000-barrel per day Fischer-Tropsch plant, also in Qatar. We believe that these announcements signal that the energy industry, with support from financial institutions, may be moving toward commercial use of Fischer-Tropsch technologies like ours.

Operating Expenses

Our operating expenses have historically been grouped primarily into several categories of major expenses. These are development of the Rentech Process through pilot plants and the Synhytech commercial-scale plant in Pueblo, Colorado; acquiring and funding our other business segments in efforts to achieve profitable operations; investing in advanced technologies; acquiring a 56% interest in REN Corporation; marketing our technology; and other general and administrative expenses.

Our research and development expenses were substantially increased after we enhanced our development and testing laboratory and enlarged our laboratory staff in 1999. We have also had significant growth in our general and administrative expenses as our salary expenses and operating costs have grown. We are incurring substantial costs associated with our one-half ownership interest in Sand Creek Energy LLC, which owns the mothballed Sand Creek plant. These include the maintenance and holding expenses for our one-half interest in the plant.

We have incurred large expenses associated with our feasibility studies and consulting contracts related to our efforts to acquire the East Dubuque plant from Royster-Clark, Inc., including expenses in connection with negotiating a purchase contract and related agreements and obtaining feasibility studies and consulting services. If we succeed in acquiring the plant, we expect to have significantly larger expenses related to financing the acquisition, operation and construction work to retrofit the East Dubuque plant. If we invest with others in developing another plant that uses our Rentech Process, we expect to also incur large costs. When production is achieved from any plant, we anticipate incurring new expenses to market and sell the products. Because of the substantial capital investments we anticipate making in plants in which we may acquire an equity interest, we believe that we will incur significant depreciation and amortization expenses in the future.

Overview of the Status of Our Subsidiaries

Our business strategy includes operating our subsidiaries in the expectation of revenues and cash flow to offset some of the costs of bringing the Rentech Process to commercial use and profitable operations as soon as feasible. We have realized revenues from the stains, sealers and coatings business conducted by our wholly-owned subsidiary, OKON, Inc.; from the oil and gas field services provided by Petroleum Mud Logging, Inc., a wholly-owned subsidiary; and from the manufacture of complex microprocessor controlled industrial automation systems by REN Corporation, a 56% owned subsidiary. During the years ended September 30, 2004 and 2003, OKON, Inc. and REN Corporation experienced net losses. We are attempting to increase the revenues of OKON, Inc. and REN Corporation to achieve positive cash flows from them.

During the year ended September 30, 2004, OKON expanded its net revenues over those in the same period in fiscal 2003 through increased sales to wholesalers who distribute OKON’s products to independent retail stores, as well as to national and retail paint manufacturers. The increase in paint revenue reflects the success of our continued marketing efforts in our primary distribution markets that we have been expanding over the past year. OKON’s net loss for the year ended September 30, 2004 was $109,832, compared to a net loss of $219,085 for the year ended September 30, 2003. This loss is a function of a reduction in sales to OKON’s largest customer, which advised us it was reducing its inventory of OKON products and no longer distributing some of them on an exclusive basis.

Petroleum Mud Logging, Inc. continued to perform well during the year ended September 30, 2004, increasing its net revenues over those for the same period in fiscal 2003. PML is benefiting from our investments made over the last several fiscal years in upgrading its technology, as well as from increased demand for drilling for natural gas, and increased marketing efforts. PML’s net income for the year ended September 30, 2004 was $594,758, compared to $213,900 for the year ended September 30, 2003.

REN Corporation experienced a decline in contract orders for its automated test systems during fiscal 2004 compared to fiscal 2003. We believe this reduction is due to a decrease in industry orders resulting from a general economic downturn and a series of corporate reorganizations that have affected

REN’s historical customers, and deferred placements of new orders with REN. REN’s net loss for the year ended September 30, 2004 was $473,384, compared to a net loss of $504,000 for the year ended September 30, 2003. This decreased loss is due to certain cost reductions implemented during the year. We believe the net loss also reflects a lack of new contracts required to provide sufficient revenue to cover operating costs. REN Corporation is considering alternatives to increase its revenues. These include an aggressive program to develop a more standardized test stand and to expand its contracts to service test stands it has previously sold as well as test stands manufactured by its competitors.

RESULTS OF OPERATIONS

More detailed information about our financial statements is provided in the following portions of this section. The following discussions should be read in conjunction with our consolidated financial statements included in this annual report and the notes to those statements.

The following table sets forth, for the years ended September 30, 2004, 2003 and 2002, a comparison of changes between the periods in the components of our Consolidated Statements of Operations:

	Years Ended September 30,
	2004	2003	2002
Gross Profit Percentage
Product sales	48.5%	52.0%	51.6%
Oil and gas field services	28.9%	26.7%	17.6%
Industrial automation systems	25.8%	32.4%	26.1%
Technical services	21.7%	55.0%	74.9%
Rental income	100.0%	100.0%	100.0%

Total service gross profit %	28.8%	32.9%	40.5%
Royalty income	—	100.0%	100.0%

	33.9%	38.6%	42.9%
As a Percentage of Consolidated Net Sales
Product sales	25.8%	25.5%	20.2%
Oil and gas field services	53.8%	42.2%	21.1%
Industrial automation systems	9.1%	21.5%	30.3%
Technical services	10.0%	8.3%	24.7%
Rental income	1.3%	1.3%	1.2%

Total service as a percentage of consolidated net sales	74.2%	73.3%	77.3%
Royalty income	—	1.2%	2.5%

	100.0%	100.0%	100.0%

Operating expenses
General and administrative expense	79.5%	93.4%	76.6%
Depreciation and amortization	6.2%	10.1%	9.3%
Research and development	8.8%	9.3%	7.8%

	94.5%	112.8%	93.7%

Loss from operations	(60.6)%	(74.2)%	(50.9)%

Other income (expenses)
Loss on investment	(7.4)%	(26.0)%	—
Equity in loss of investee	(2.9)%	(2.4)%	(2.6)%
Interest income	0.2%	0.3%	0.4%
Interest expense	(10.3)%	(11.8)%	(2.9)%
Loss on disposal of fixed assets	(2.9)%	—	—

	(23.3)%	(39.9)%	(5.1)%

Minority interest in subsidiary’s net (income) loss	1.8%	1.7%	0.1%

Net loss	(82.2)%	(112.5)%	(55.8)%

Dividends on preferred stock	—	—	1.4%
Loss applicable to common stock	(82.2)%	(112.5)%	(57.2)%

FISCAL YEAR 2004 COMPARED TO FISCAL YEAR 2003

Revenues

	For the Years Ended September 30,
	2004	2003
Revenues:
Product sales	$2,265,567	$2,161,138

Oil and gas field services	4,721,788	3,580,448
Industrial automation systems	801,270	1,819,852
Technical services	867,279	701,658
Rental income	117,213	113,905

Total service revenues	6,507,550	6,215,863
Royalty income	—	100,000

Total revenues	$8,773,117	$8,477,001

Revenues. We had revenues from product sales, service revenues and royalty income of $8,773,117 in fiscal 2004 and $8,477,001 in fiscal 2003, an increase of 3%.

Product Sales. Our product sales were realized from sales of water-based stains, sealers and coatings by our subsidiary OKON, Inc., through which we conduct this paint business segment. These sales produced revenues of $2,265,567 in fiscal 2004. This compares to revenues from this segment of $2,161,138 for the 2003 fiscal year, an increase of 5%. The increase in paint revenue reflects the success of our continued marketing efforts in our primary distribution markets that we have been expanding over the past year.

Service Revenues. Service revenues are provided by three of our business segments. The segments are the oil and gas field services segment, the Rentech Process technical services portion of the alternative fuels segment and the industrial automation systems segment. The Rentech Process technical services are provided through the scientists and technicians who staff our development and testing laboratory. In addition, the alternative fuels segment includes rental income from leases to others of portions of the development and testing laboratory building.

Petroleum Mud Logging, Inc. Service revenues in the amount of $4,721,788 were derived from contracts for the oil and gas field services in fiscal 2004. Our oil and gas field service revenues for fiscal year 2004 increased by $1,141,340, or 32%, from the service revenues of $3,580,448 in fiscal 2003. The increase in oil and gas field services revenue was due to an increase in demand for our mud logging services as drilling for new natural gas wells has continued to increase in our service market. This resulted in a higher percentage of our 35 mud logging vehicles being under contract in the field in fiscal 2004 as compared to fiscal 2003. For the last month of fiscal year 2004, we averaged 24.5 units per day in the field, compared to 22.6 units per day during the last month of fiscal year 2003. We were also able to increase our billing rates for services as our average daily price increased approximately $50 from the last month of fiscal year 2004 compared with the last month of fiscal year 2003.

REN Corporation provided service revenues in the amount of $801,270 during fiscal 2004 and $1,819,852 during fiscal 2003. These revenues were derived from contracts for the manufacture of complex microprocessor controlled industrial automation systems. We believe the $1,018,582 decrease in its revenue during fiscal 2004 occurred because REN did not obtain as many contracts as before for manufacture of systems due to curtailed capital spending in the fluid power industry, one of REN’s key markets. Recognition of revenue was decreased because fewer systems were manufactured in the current year. REN has reduced its operating costs during the last fiscal year in efforts to develop and maintain a positive cash flow. REN has received numerous requests for proposals for new work from several former and new customers for development of new test equipment, which suggests that capital equipment spending may be on the rise. Whether new contracts will be received, and the timing and amount of revenues they would generate, is uncertain. If new revenues are not developed from pending proposals, REN may not be able to continue its manufacturing operations. If REN were to discontinue its manufacturing operations, we estimate we may have to recognize impairment of our investment. We would also have estimated exit costs, termination charges and related liabilities of at least $50,000.

Our alternative fuels segment provided service revenues, including revenue earned for technical services provided to certain customers with regard to the Rentech Process. These technical services were performed at our development and testing laboratory. Our service revenues for these technical services were $867,279 during fiscal 2004 as compared to $701,658 during fiscal 2003. Compared to the prior year, our service revenues from these technical services increased by $165,621 or 24%, during fiscal 2004. During the year ended September 30, 2004, we recognized revenue of $439,253, or 51% of total technical services revenue, from our technical services agreement with Royster-Clark Nitrogen, Inc. which began in fiscal 2004. In addition, we recognized revenue of $192,720, or 22% of total technical services revenue, from our contract with the Wyoming Business Council, which began in fiscal 2004. This increase in technical services revenue was partially offset by a decrease in the work for Texaco during the year ended September 30, 2004 as our services to it under our 1999 technical services contract with Texaco ceased upon the modification in March 2003 of our license agreement with it.

Rental Income is also included in our service revenue. We leased part of our development and testing laboratory building in Denver, to a tenant. Rental income from this tenant contributed $117,213 in revenue during fiscal 2004 as compared to $113,905 during fiscal 2003. Rental income is included in our alternative fuels segment because the rental income is generated from the laboratory building that houses our development and testing laboratory, which is part of the alternative fuels segment.

Royalty income, which is generated through licensing the Rentech Process, is included in our alternative fuels segment. Royalty income consisted of royalties that we received as a result of our 1998 license of the Rentech Process to Texaco. Under the license agreement, we earned no royalties during the year ended September 30, 2004 and $100,000 during the year ended September 30, 2003. No royalties were received subsequent to February 2003, and no royalties will be received in the future under the 1998 license agreement with Texaco as a result of modification to the license agreement in March 2003.

Cost of Sales

	For the Years Ended September 30,
	2004	2003
Cost of sales:
Product costs	$1,166,816	$1,036,919

Oil and gas field services	3,356,371	2,624,377
Industrial automation systems	594,541	1,230,713
Technical services	679,408	315,645

Total service cost of sales	4,630,320	4,170,735
Total cost of sales	$5,797,136	$5,207,654

Our costs of sales include costs for our OKON products as well as for our oil and gas field services, technical services including research and development contract costs, and industrial automation services. During fiscal 2004, the combined costs of sales were $5,797,136 compared to $5,207,654 during fiscal 2003. The increase for fiscal 2004 resulted from an increase in cost of sales for the product sales, oil and gas field services segment and for the alternative fuels segment, only partially offset by a decrease in cost for the industrial automation systems segment.

Costs of sales for product sales are the cost of sales of our paint business segment for sales of stains, sealers and coatings. During fiscal 2004, our costs of sales for the paint segment increased by $129,897, or 13%, to $1,166,816, as compared to fiscal 2003. The increase in costs was due to an increase in raw materials used in the manufacturing process resulting from increased product sales. The increase in paint revenue reflects the success of our continued marketing efforts in our primary distribution markets that we have been expanding over the past year.

Costs of sales for oil and gas field services increased to $3,356,371 during fiscal 2004, up from $2,624,377 during fiscal 2003. Of the increase of $731,994, 66% was related to field labor and benefits and field living expenses, while the remainder was made up of supplies and other miscellaneous costs. The increase in costs of sales resulted from the increase in oil and gas field services revenue which occurred due to an increase in demand for our mud logging services as drilling for new natural gas wells has continued to expand in our service market. We averaged 24.5 units per day in the field during the last month of fiscal year 2004, compared to 22.6 units per day during the last month of fiscal year 2003. The increase in the number of units in the field directly led to the increase in field labor and benefits and field living expenses, which makes up the largest percentage of cost of sales.

Costs of sales for the industrial automation systems segment were $594,541 during fiscal 2004 as compared to $1,230,713 during fiscal 2003. The decrease in costs of $636,172 during fiscal 2004 was directly related to the decrease of 56% in revenues from this segment as compared to fiscal 2003. The decrease in revenue occurred because we did not obtain as many contracts as before for manufacture of systems.

Costs of sales for technical services were $679,408 during fiscal 2004, up from $315,645 during fiscal 2003, an increase of $363,763. Costs incurred under the technical services agreement with Royster-Clark Nitrogen resulted in a $369,666 increase in this item during the year ended September 30, 2004.

This increase was partially reduced by a decrease in work for Texaco and other customers during the year ended September 30, 2004 as compared to the year ended September 30, 2003.

Gross Profit

	For the Years Ended September 30,
	2004	2003
Gross Profit:
Product sales	$1,098,751	$1,124,219

Oil and gas field services	1,365,417	956,071
Industrial automation systems	206,729	589,139
Technical services	187,871	386,013
Rental income	117,213	113,905

Total service gross profit	1,877,230	2,045,128
Royalty income	—	100,000

Total gross profit	$2,975,981	$3,269,347

Our gross profit for fiscal 2004 was $2,975,981, as compared to $3,269,347 for fiscal 2003. The decrease of $293,366, or 9% resulted from a combination of the contributions from each of our operating segments. The gross profit contribution of our oil and gas field services segment increased, which was more than offset by decreases for the paint segment, for the industrial automation systems segment and from technical services during fiscal 2004 as compared to fiscal 2003. Gross profit was further decreased by a reduction in contribution during fiscal 2004 from royalty income.

Gross profit for product sales is the gross profit of our paint business segment for sales of stains, sealers and coatings. During fiscal 2004, our gross profit for the paint segment decreased by $25,468, or 2%, to $1,098,751, as compared to fiscal 2003. The decrease in gross profit was due to an overall increase in raw material cost that could not be recovered with price increases.

Gross profit for oil and gas field services increased to $1,365,417 during fiscal 2004, up from $956,071 during fiscal 2003. The increase of $409,346 was due to increases in our number of units in service combined with our increase in billing rates.

Gross profit for the industrial automation systems segment were $206,729 during fiscal 2004 as compared to $589,139 during fiscal 2003. The decrease in gross profit of $382,410 during fiscal 2004 was directly related to the decrease of 56% in revenues from this segment as compared to fiscal 2003. The decrease in revenue occurred because we did not obtain as many contracts as before for manufacture of systems.

Gross profit for technical services were $187,871 during fiscal 2004, down from $386,013 during fiscal year 2003, a decrease of $198,142. Gross profit was down in fiscal year 2004 as the majority of revenue was derived from feasibility studies, which do not generate significant profit margins.

Operating Expenses

	For the Years Ended September 30,
	2004	2003
Operating expenses:
General and administrative	$6,978,625	$7,922,541
Depreciation and amortization	541,985	853,951
Research and development	772,353	785,857

Total operating expenses	$8,292,963	$9,562,349

Operating expenses consist of general and administrative expense, depreciation and amortization and research and development. Our operating expenses have historically been grouped into several categories of major expenses. These include research and development related to the Rentech Process through operation of pilot plants and the Synhytech commercial-scale plant in Pueblo, Colorado; management time and other costs related to acquiring and funding the subsidiaries that constitute our other business segments in efforts to bring them to profitable operations; marketing our technology; other general and administrative expenses; and the costs of financing our operations.

We incur substantial research and development expenses in our testing laboratory where we actively conduct work to further improve our technology and to perform services for our customers. We have had significant growth in our general and administrative expenses as our salary expenses and operating costs have grown. We are incurring holding costs associated with our one-half ownership interest in Sand Creek Energy LLC, which owns the mothballed Sand Creek plant. These include the maintenance and expenses for our one-half interest in the plant.

We expect to experience operating costs on a much larger scale than in the past for the East Dubuque nitrogen fertilizer plant that we expect to acquire in early 2005.. We plan to make substantial capital investments to reconfigure the plant to improve its economic results and to use our Fischer-Tropsch technology for additional revenues and other benefits. If we make substantial capital investments in plants in which we may acquire an equity interest, we would incur significant depreciation and amortization expenses in the future.

General and Administrative Expenses. General and administrative expenses were $6,978,625 during fiscal 2004, down $943,916 from fiscal 2003 when these expenses were $7,922,541. Legal expenses decreased $60,672, or 16% during the year ended September 30, 2004 due to hiring of in-house legal counsel starting June 2004. Bad debt expense decreased by $499,881, or 80% during the year ended September 30, 2004 due to fully reserving against the $580,657 note receivable from related party in fiscal 2003. Commissions expenses decreased by $74,685, or 33% during the year ended September 30, 2004. This was caused by the decrease in the number of systems manufactured and sold by our industrial automation systems subsidiary. Contract salaries and consulting expenses decreased by $214,004, or 36% during the year ended September 30, 2004. This was the result of reductions in contract labor in our technical services and product sales segments. Many other general and administrative expenses experienced increases and decreases during the year ended September 30, 2004, none of which were individually significant.

Depreciation and Amortization. Depreciation and amortization expenses during fiscal 2004 and 2003 were $748,503 and $1,027,138. Of these amounts, $206,518 and $173,187 were included in costs of sales. Amortization of capitalized software costs decreased by $283,930 during the year ended September 30, 2004 as compared to the year ended September 30, 2003. This was due to a write-off of capital and software costs in September 2003. This decrease was partially offset by an increase in depreciation expense attributable to new vehicles and logging equipment acquired in our oil and gas field services segment during the year ended September 30, 2004.

Research and Development. Research and development expenses were $772,353 during fiscal 2004. These expenses consisted of $749,230 for our alternative fuels segment, $17,187 for our paint segment and $5,936 for our industrial automation segment. This expense decreased by $13,504 from fiscal 2003, when these expenses were $785,857. The expense for 2003 included $747,081 for our alternative fuels segment, $23,517 for our paint segment and $15,259 for our industrial automation systems segment. Due to an increase in billable technical services work performed at the development and testing laboratory for customers, including time spent working on feasibility studies for others, we reduced our own research and development work on the Rentech Process. We performed extensive work in the areas of product upgrading and wax catalyst filtration, and completed our plan for further catalyst development.

Total Operating Expenses. Total operating expenses during fiscal 2004 were $8,292,963, as compared to $9,562,349 during fiscal 2003, a decrease of $1,269,386. The decrease is a result of a reduction in general and administrative expenses of $943,916, a decrease in depreciation and amortization charges included in operating expenses of $311,966, and a decrease in research and development expenses of $13,504.

Loss From Operations

	For the Years Ended September 30,
	2004	2003
Loss from operations:
Product sales	$(95,560)	$(218,967)

Oil and gas field services	606,842	216,548
Industrial automation systems	(427,235)	(317,762)
Technical services	(5,518,242)	(6,186,727)
Rental income	117,213	113,905

Total service loss from operations	(5,221,422)	(6,174,036)
Royalty income	—	100,000

Total loss from operations	$(5,316,982)	$(6,293,003)

Loss from operations during fiscal 2004 decreased by $976,020 to a loss of $5,316,982. This compares to a loss of $6,293,002 during fiscal 2003. The decreased loss resulted from a decrease in total operating expenses of $1,269,386 during fiscal 2004 in addition to a decrease in gross profit of $293,366.

Loss from operations for product sales is the loss from operations of our paint business segment for sales of stains, sealers and coatings. During fiscal 2004, our loss from operations for the paint segment decreased by $123,407, or 56%, to $95,560, as compared to fiscal 2003. The decrease in loss from operations was due to a decrease of $148,875 in operating expenses.

Income from operations for oil and gas field services increased to $606,842 during fiscal 2004, up from $390,294 during fiscal 2003. The increase of $216,548 was due to increases in our number of units in service combined with our increase in billing rates.

Loss from operations for the industrial automation systems segment were $427,235 during fiscal 2004 as compared to $317,762 during fiscal 2003. The increase in loss from operations of $109,473 during fiscal 2004 was directly related to the decrease of 56% in revenues from this segment as compared to fiscal 2003. The decrease in revenue occurred because we did not obtain as many contracts as before for manufacture of systems.

Loss from operations for technical services were $5,518,242 during fiscal 2004, down from $6,186,727 during fiscal 2003, a decrease of $668,485. Loss from operations was down in fiscal year 2004 as we were able to reduce our operating expenses by $860,508.

Other Income (Expense)

	For the Years Ended September 30,
	2004	2003
Other income (expense):
Loss on investments	$(646,367)	$(2,201,682)
Equity in loss of investee	(252,415)	(205,890)
Interest income	14,842	23,338
Interest expense	(911,647)	(999,492)
Loss on disposal of fixed assets	(252,393)	(1,118)

Total other income (expense)	$(2,047,980)	$(3,384,844)

Other Income (Expenses). Other income (expenses) includes impairment of investments, equity in loss of investee, interest income, interest expense and gain on disposal of fixed assets.

Loss on Investments. During fiscal year 2004, we recognized $646,367 as loss on investments, compared to $2,201,682 in fiscal 2003. The majority of the decrease in loss on investments related to our 2.28% ownership in the common stock of Global Solar Energy, Inc. and our 5.76% ownership in the common stock of Infinite Power Solutions, Inc. During the fourth quarter of fiscal 2003, we exchanged our 10% ownership in INICA for a 2.28% ownership in the common stock of Global Solar Energy, Inc. and a 5.76% ownership in the common stock of Infinite Power Solutions, Inc. We assessed the value of our minority ownership interests in Global Solar Energy and Infinite Power Solutions based upon currently available information. As a result of that assessment, we recorded an impairment of investment of $1,879,107. During the fourth quarter of fiscal 2004, we assessed the value of our minority ownership interests in Global Solar Energy and Infinite Power Solutions based upon currently available information. As a result of that assessment, we recorded an impairment of investment of $588,500 in fiscal year 2004.

In fiscal year 2003 we recorded an impairment of 1,879,107 on this same investment. At September 30, 2004, our investment in the two advanced technology companies is recorded at the estimated net realizable value of $611,500. The assessment that we performed is based upon estimates. The actual value that we realize from these investments may be more or less than $611,500. We will recognize gains on these investments, if any, when realized.

Equity in Loss of Investee. During fiscal 2004, we recognized $252,415 in equity in loss of investee, as compared to $205,890 during fiscal 2003. In fiscal 2004, $181,890 represents our 50% share of the loss incurred by our joint venture in Sand Creek Energy LLC. The LLC is maintaining the mothballed Sand Creek methanol plant and offering it for sale. The decrease during fiscal 2004 is due to a decrease in insurance and other maintenance costs of the facility. In fiscal 2004, we recognized $70,525 in equity in loss of investee from our 50% share of the loss in our joint venture FT Solutions, LLC, which formed in the fourth quarter of fiscal 2004. This loss represents our share of research and development expenses incurred in the fourth quarter of fiscal year 2004.

Interest Income. Interest income during fiscal 2004 was $14,842, decreased from $23,338 during fiscal 2003. The decreased interest income was due to having fewer funds invested in interest-bearing cash accounts.

Interest Expense. Interest expense during fiscal 2004 was $911,647, decreased from $999,492 during fiscal 2003. The net decrease of $87,845 represents a reduction of $157,179 from the recognition of non-cash interest expenses related to convertible promissory notes issued in order to obtain working capital. That was partially offset by increases related to financing of annual insurance premiums, interest on lines of credit and vehicles acquired.

Gain (Loss) on Disposal of Fixed Assets. During fiscal 2004 we had a loss on disposal of fixed assets of $252,393 as compared to a loss on disposal of fixed assets during fiscal 2003 of $1,118. $224,826, or 89% of the disposals in fiscal 2004 related to the impairment of the Case machine owned by REN Corporation. We impaired the value of the Case machine, as management concluded that REN did not have the resources to proceed with its plan to provide testing services to customers using the machine. The remaining value of the Case machine was reclassed to component inventory during the fourth quarter of fiscal 2004. The remaining disposals represent the disposal of out-dated office furniture and equipment, computer equipment and vehicles.

Total Other Expenses. Total other expenses decreased to $2,047,980 during fiscal 2004 from total other expenses of $3,384,844 during fiscal 2003. The decrease of $1,336,864 resulted from a $646,367 impairment of investments during fiscal 2004, as compared to $2,201,682 during fiscal 2003; an increase in equity in loss of investee of $46,525; a decrease in interest income of $8,496; a decrease in interest expense of $87,845; and an increase in loss on disposal of fixed assets of $251,275.

Minority Interest in Subsidiary’s Net Loss

	For the Years Ended September 30,
	2004	2003
Minority interest in subsidiary’s net (income)/loss	$154,269	$142,441

Minority Interest in Subsidiary’s Net Loss. The minority interest in subsidiary’s net loss of $154,269 during fiscal 2004, as compared to $142,441 during fiscal 2003, resulted from the acquisition of 56% of REN Corporation on August 1, 2001. REN Corporation has incurred net losses in operations since the acquisition of our interest. As of September 30, 2004, we had a minority interest excess loss of $134,919. It was charged against the majority interest in the Consolidated Statement of Operations, reducing the total minority interest expenses from $289,188 to $154,269.

Net Loss Applicable to Common Stockholders

	For the Years Ended September 30,
	2004	2003
Net loss applicable to common stockholders:
Product sales	$(109,832)	$(219,085)

Oil and gas field services	594,758	213,900
Industrial automation systems	(608,303)	(504,000)
Technical services	(7,204,529)	(9,240,125)
Rental services	117,213	113,905

Total service net loss applicable to common stockholders	(7,100,861)	(9,416,320)
Royalty income	—	100,000

Net loss applicable to Common stockholders	$(7,210,693)	$(9,535,405)

The loss applicable to common stock was $7,210,693 or $0.08 per share during fiscal 2004 and $9,535,405 or $0.13 per share during fiscal 2003. The decrease of $2,324,712 resulted from a decrease in loss from operations of $976,020, a decrease in total other expenses of $1,336,864, and an increase in minority interest in subsidiary’s net loss of $11,828.

Net loss applicable to common stock for product sales is the net loss of our paint business segment for sales of stains, sealers and coatings. During fiscal 2004, our net loss applicable to common stock for the paint segment decreased by $109,253, or 50%, to $109,832, as compared to fiscal 2003. The decrease in net loss applicable to common stock was due to a decrease of $123,407 in loss from operations, partially offset by a decrease in gross profit of $25,468.

Net income applicable to common stock for oil and gas field services increased to $594,758 during fiscal 2004, up from $213,900 during fiscal 2003. The increase of $380,858 was due to increases in our number of units in service combined with our increase in billing rates.

Net loss applicable to common stock for the industrial automation systems segment was $338,465 during fiscal 2004 as compared to $504,000 during fiscal 2003. The decrease in net loss applicable to common stock of $165,535 during fiscal 2004 was primarily related to the $134,919 minority interest excess loss that was charged to the majority interest.

Net loss applicable to common stock for technical services were $7,087,316 during fiscal 2004, down from $9,026,220 during fiscal 2003, a decrease of $1,938,904. Net loss applicable to common stock was down in fiscal year 2004 due to a decrease in other expense of $1,367,111 and a decrease in operating expenses of $860,508.

FISCAL YEAR 2003 COMPARED TO FISCAL YEAR 2002

Revenues

	For the Years Ended September 30,
	2003	2002
Revenues:
Product sales	$2,161,138	$1,927,854

Oil and gas field services	3,580,448	2,021,957
Industrial automation systems	1,819,852	2,900,737
Technical services	701,658	2,354,550
Rental income	113,905	115,237

Total service revenues	6,215,863	7,392,481
Royalty income	100,000	240,000

Total revenues	$8,477,001	$9,560,335

Revenues. We had revenues from product sales, service revenues and royalty income of $8,477,001 in fiscal 2003 and $9,560,335 in fiscal 2002, a decrease of 11%.

Product Sales. Our product sales were realized from sales of water-based stains, sealers and coatings by our subsidiary OKON, Inc., through which we conduct this paint business segment. These sales produced revenues of $2,161,138 in fiscal 2003, an increase of 12% compared to revenues from this segment of $1,927,854 for the 2002 fiscal year. Of the increase in paint revenue, 43% reflects a turn-around from the construction slow-down in our primary distribution markets as existing customers began to increase inventory stocking levels. Another 57% resulted from the addition of significant new customers for distribution of our products.

Service Revenues. Service revenues are provided by three of our business segments. The segments are the oil and gas field services segment, the Rentech Process technical services portion of the alternative fuels segment and the industrial automation systems segment. The Rentech Process technical services are provided through the scientists and technicians who staff our development and testing laboratory. In addition, the alternative fuels segment includes rental income from a lease of a portion of the development and testing laboratory building to a tenant.

Service revenues in the amount of $3,580,448 were derived from contracts for the oil and gas field services provided by our subsidiary Petroleum Mud Logging, Inc. in fiscal 2003. Our oil and gas field service revenues for fiscal year 2003 increased by $1,558,491, or 77%, from the service revenues of $2,021,957 in fiscal 2002. The increase in oil and gas field services revenue was due to an increase in demand for our mud logging services as drilling for new natural gas wells continued to increase in our service market. This resulted from a higher percentage of our 35 mud logging vehicles being under contract in the field in fiscal 2003 as compared to fiscal 2002. For the last month of fiscal year 2003, we averaged 22.6 units per day in the field, compared to 12.6 units per day during the last month of fiscal year 2002. We were also able to increase our billing rates for services as our average daily price increased approximately $56 from the last month of fiscal year 2003 compared with the last month of fiscal year 2002.

Service revenues in the amount of $1,819,852 during fiscal 2003 and $2,900,737 during fiscal 2002 were derived from contracts for the manufacture of complex microprocessor controlled industrial automation systems by our 56% owned subsidiary, REN Corporation. The $1,080,885 decrease in industrial automation systems revenue during fiscal 2003 was due to the timing of recognition of revenue based upon the percentage of completion method of accounting. Recognition of revenue was decreased because fewer systems were manufactured in the current year. Of the decrease, 72% is attributable to reduced revenue from Caterpillar as the majority of the cost-intensive work on the Caterpillar contracts was completed during fiscal 2002. The remaining 28% is related to a decrease in revenue from all other customers.

Service revenues also include revenue earned for technical services provided to certain customers with regard to the Rentech Process. These technical services were performed at our development and testing laboratory. Our service revenues for these technical services were $701,658 during fiscal 2003 as compared to $2,354,550 during fiscal 2002. These revenues included $589,705 from Texaco and $111,953 from other customers during fiscal 2003, and $1,436,636 from Texaco and $917,914 from other customers during fiscal 2002. Compared to the prior year, our service revenues from these technical services decreased by $1,652,892 or 70%, during fiscal 2003. Of this decrease, $846,931 or 51% was a decrease in revenues from Texaco while 805,961 or 49% was a decrease in revenues from other technical services customers. The work for Texaco decreased during fiscal 2003 as our services to it under our 1999 technical services contract ceased upon the modification in March 2003 of our license agreement with Texaco. The change provides Texaco a non-exclusive license, rather than an exclusive license to use our technology, with liquid and solid materials, as well as with natural gas. In March 2003 we completed our subcontract with Texaco on its contract with the U.S. Department of Energy on developing plans for an Early Entrance Co-production plant. This contract was focused on developing a program for the U.S. Department of Energy for an energy plant that produces both transportation fuels and electricity. The decrease during fiscal 2003 related to other technical services customers was primarily due to the recognition of $800,000 in revenue during fiscal 2002 upon the completion of the study for the Wyoming Business Council. No such revenue was recognized during fiscal 2003.

Service revenues also included rental income. We leased part of our development and testing laboratory building in Denver, which was acquired in February 1999, to a tenant. Rental income from this tenant contributed $113,905 in revenue during fiscal 2003 as compared to $115,237 during fiscal 2002. Rental income is included in our alternative fuels segment because the rental income is generated from the laboratory building that houses our development and testing laboratory, which is part of the alternative fuels segment.

Royalty Income. Royalty income consisted of royalties that we received as a result of our October 1998 license of the Rentech Process to Texaco. Under the license agreement, we earned $100,000 in royalties during fiscal 2003 and $240,000 during fiscal 2002. No royalties were received subsequent to February 2003, and no royalties will be received in the future under the October 1998 license agreement as a result of modifications of the license agreement in March 2003. By those changes, Texaco’s exclusive license to use our technology with liquid and solid feedstocks became non-exclusive. Royalty income, which is generated through licensing the Rentech Process, is included in our alternative fuels segment.

Cost of Sales

	For the Years Ended September 30,
	2003	2002
Cost of sales:
Product costs	$1,036,919	$932,677

Oil and gas field services	2,624,377	1,665,895
Industrial automation systems	1,230,713	2,143,782
Technical services	315,645	591,889

Total service cost of sales	4,170,735	4,401,566
Research and development contract costs	—	128,000

Total cost of sales	$5,207,654	$5,462,243

Costs of Sales. Our costs of sales include costs for our OKON products as well as for our oil and gas field services, technical services including research and development contract costs, and industrial automation services. During fiscal 2003, the combined costs of sales were $5,207,654 compared to $5,462,243 during fiscal 2002. The decrease for fiscal 2003 resulted from a decrease in costs of sales for the alternative fuels segment and the industrial automation systems segment, partially offset by an increase in costs for product sales and for the oil and gas field services segment.

Costs of sales for product sales are the cost of sales of our paint business segment for sales of stains, sealers and coatings. During fiscal 2003, our costs of sales for the paint segment increased to $1,036,919, an increase of $104,242, or 11%, as compared to fiscal 2002. The increase in costs was due to our purchase of more raw materials used in the manufacturing process resulting from increased product sales during fiscal 2003 as compared to fiscal 2002. The increase in product sales during fiscal 2003 reflected a turn-around from the construction slow-down in our primary distribution markets as existing customers began to increase inventory stocking levels and we added significant new customers for distribution of our products.

Costs of sales for oil and gas field services increased to $2,624,377 during fiscal 2003, up from $1,665,895 during fiscal 2002. Of the increase of $958,482, 84% was related to field labor and benefits and field living expenses, while the remainder was made up of supplies and other such miscellaneous costs. The increase in costs of sales resulted from the additional contract work we performed to meet the increased demand for our mud logging services as drilling for new natural gas wells has continued to increase in our service market. We averaged 22.6 units per day in the field during the last month of fiscal year 2003, compared to 12.6 units per day during the last month of fiscal year 2002. The increase in the number of units in the field directly led to the increase in field labor and benefits and field living expenses, which makes up the largest percentage of cost of sales.

Costs of sales for the industrial automation systems segment were $1,230,713 during fiscal 2003 as compared to $2,143,782 during fiscal 2002. The decrease of $913,069 during fiscal 2003 was directly related to the decrease of 37% in revenues from this segment as compared to fiscal 2002. The decrease in revenue was due to the timing of recognition of revenue based upon the percentage of completion method of accounting and because fewer systems were manufactured in the current year.

Costs of sales for technical services were $315,645 during fiscal 2003, down from $591,889 during fiscal 2002. The decrease of $276,244 resulted from a reduction in the cost of labor and supplies at our research and development laboratory. This was the result of a decrease in work for Texaco and other customers during fiscal 2003 as compared to fiscal 2002. These revenues decreased due to delays in obtaining contracts under discussion for technical services work by us.

Costs of sales also includes research and development contract costs of $128,000 during fiscal 2002, as compared to no such costs incurred during fiscal 2003. These costs are made up of engineering and labor costs incurred on the completion of the Wyoming Business Council contract. No research and development contract costs were incurred during fiscal 2003 due to the completion of our engineering work on the project and the delivery of our final report in fiscal 2002.

Gross Profit

	For the Years Ended September 30,
	2003	2002
Gross Profit:
Product sales	$1,124,219	$995,177

Oil and gas field services	956,071	356,062
Industrial automation systems	589,139	756,955
Technical services	386,013	1,762,661
Rental income	113,905	115,237

Total service gross profit	2,045,128	2,990,915
Research and development	—	(128,000)
Royalty income	100,000	240,000

Total gross profit	$3,269,347	$4,098,092

Our gross profit for fiscal 2003 was $3,269,347, as compared to $4,098,092 for fiscal 2002. The decrease of $828,745 or 20% resulted from a combination of the contributions from each of our operating segments. The gross profit contribution of our paint segment increased during fiscal 2003 by $129,042 as compared to fiscal 2002, while the contribution of our oil and gas field services segment increased by $600,009. Gross profit increased further in fiscal 2003 compared to fiscal 2002 as a result of a reduction of $128,000 in research and development contract costs for the Wyoming Business Council contract. These increases were more than offset by decreases of $167,816 for the industrial automation systems segment and $1,376,648 from technical services during fiscal 2003 as compared to fiscal 2002. Gross profit was further decreased by a reduction in contribution during fiscal 2003 from rental income of $1,332 and from royalty income of $140,000.

Gross profit for product sales is the gross profit of our paint business segment for sales of stains, sealers and coatings. During fiscal 2003, our gross profit for the paint segment increased by $129,042, or 13%, to $1,124,219, as compared to fiscal 2002. The increase in gross profit was directly related to the increase in revenue. Gross profit as a percentage of revenues remained consistent at 52% for both fiscal year 2003 and 2002.

Gross profit for oil and gas field services increased to $956,071 during fiscal 2003, up from $356,062 during fiscal 2002. The increase of $600,009 was directly related to our 77% increase in revenues from fiscal year 2002 to fiscal year 2003.

Gross profit for the industrial automation systems segment were $589,139 during fiscal 2003 as compared to $756,955 during fiscal 2002. The decrease in gross profit of $167,816 during fiscal 2003 was directly related to the decrease of 37% in revenues from this segment as compared to fiscal 2002. The decrease in revenue occurred because we did not obtain as many contracts as before for manufacture of systems.

Gross profit for technical services were $386,013 during fiscal 2003, down from $1,762,661 during fiscal year 2002, a decrease of $1,376,648. Gross profit was down in fiscal year 2003 as compared to fiscal year 2002 due to our 70% decrease in revenues, which was mainly attributed to the decrease in work with Texaco during fiscal year 2003.

Operating Expenses

	For the Years Ended September 30,
	2003	2002
Operating expenses:
General and administrative	$7,922,541	$7,327,898
Depreciation and amortization	853,951	889,831
Research and development	785,857	742,923

Total operating expenses	$9,562,349	$8,960,652

Operating Expenses. Operating expenses consist of general and administrative expense, depreciation and amortization and research and development.

General and Administrative Expenses. General and administrative expenses were $7,922,541 during fiscal 2003, up $594,643 from fiscal 2002 when these expenses were $7,327,898. Salaries and benefits allocated to general and administrative expenses rather than to costs of sales increased by $154,621 or 20%. This was due to a reduction in technical services work provided to third parties at our research and development laboratory. General and administrative expenses further increased during fiscal 2003 due to a $418,354 or 202% increase in bad debt expenses. This primarily resulted from the reserve recorded against the note receivable from the original REN shareholders, offset by the write-off of the Dresser notes receivable in fiscal 2002. Public relations and promotions expenses decreased by $190,282 or 27% during fiscal 2003 due to reductions in marketing expenses during fiscal 2003. Commissions expenses decreased by $90,619 or 28% during fiscal 2003 primarily related to the decrease in the number of systems manufactured and sold by our industrial automation systems subsidiary. Many other general and administrative expenses experienced increases and decreases during fiscal 2003, none of which were individually significant.

Depreciation and Amortization. Depreciation and amortization expenses during fiscal 2003 and 2002 were $1,027,138 and $1,229,972. Of these amounts, $173,187 and $340,141 in those years were included in costs of sales. Of the decrease of $202,834, 68% was related to the amortization of our production backlog, which became fully amortized during fiscal 2002. The remainder of the decreases resulted from certain fixed assets becoming fully depreciated during fiscal 2003.

Research and Development. Research and development expenses were $785,857 during fiscal 2003. This included $747,081 for our alternative fuels segment, $23,517 for our paint segment and $15,259 for our industrial automation systems segment. This expense increased by $42,934 from fiscal 2002, when these expenses were $742,923. The expense for 2002 included $701,201 for our alternative fuels segment, $29,542 for our paint segment and $12,180 for our industrial automation systems segment. Due to a decrease in billable technical services work performed at the development and testing laboratory for customers, we were able to conduct additional research and development work on the Rentech Process for our own purposes. Extensive work was completed in the areas of product upgrading and wax catalyst filtration as well as the completion of further catalyst development.

Total Operating Expenses. Total operating expenses during fiscal 2003 were $9,562,349, as compared to $8,960,652 during fiscal 2002, an increase of $601,697. The increase in total operating expenses as compared to the prior year is a result of an increase in general and administrative expenses of $594,643, a decrease in depreciation and amortization charges included in operating expenses of $35,880, and an increase in research and development expenses of $42,934.

Loss From Operations

	For the Years Ended September 30,
	2003	2002
Loss from operations:
Product sales	$(218,967)	$(191,485)

Oil and gas field services	216,548	(223,121)
Industrial automation systems	(317,762)	(220,652)
Technical services	(6,186,727)	(4,582,539)
Rental income	113,905	115,237

Total service loss from operations	(6,174,036)	(4,911,075)
Royalty income	100,000	240,000

Total loss from operations	$(6,293,003)	$(4,862,560)

Loss from operations during fiscal 2003 increased by $1,430,442 to a loss of $6,293,002, as compared to a loss of $4,862,560 during fiscal 2002. The increased loss compared to the prior year resulted from an increase in total operating expenses of $601,697 during fiscal 2003 in addition to a decrease in gross profit of $828,745.

Loss from operations for product sales is the loss from operations of our paint business segment for sales of stains, sealers and coatings. During fiscal 2003, our loss from operations for the paint segment increased by $27,482, or 14%, to $218,967, as compared to fiscal 2002. The increase in loss from operations was due to a decrease of $156,524 in operating expenses, which was partially offset by an increase in gross profit of $129,042.

Income from operations for oil and gas field services increased to a gain of $216,548 during fiscal 2003, up from a loss of $223,121 during fiscal 2002. The increase of $439,669 was due to increases in our number of units in service combined with our increase in billing rates.

Loss from operations for the industrial automation systems segment were $317,762 during fiscal 2003 as compared to $220,652 during fiscal 2002. The increase in loss from operations of $97,110 during fiscal 2003 was directly related to the decrease of 37% in revenues from this segment as compared to fiscal 2002. The decrease in revenue occurred because we did not obtain as many contracts as before for manufacture of systems.

Loss from operations for technical services were $6,186,727 during fiscal 2003, up from $4,582,539 during fiscal 2002, an increase of $1,604,188. Loss from operations was up in fiscal year 2003 primarily due to our decrease in gross profit of $1,376,648.

Other Income (Expense)

	For the Years Ended September 30,
	2003	2002
Other income (expense):
Loss on investments	$(2,201,682)	$—
Equity in loss of investee	(205,890)	(252,013)
Interest income	23,338	36,468
Interest expense	(999,492)	(267,618)
Gain/(Loss) on disposal of fixed assets	(1,118)	189

Total other income (expense)	$(3,384,844)	$(482,974)

Other Income (Expenses). Other income (expenses) includes impairment of investments, equity in loss of investee, interest income, interest expense and gain on disposal of fixed assets.

Loss on Investments. During fiscal 2003 we reviewed our capitalized software. We concluded that our Greenfield plant cost estimation software had been superseded by new tools developed by our engineers. As a result, we ceased amortization of the software and wrote off the remaining balance of $47,322. As of September 30, 2003, we updated our impairment test and determined that the goodwill recorded in connection with the acquisition of REN was impaired. REN’s customer backlog as of September was not sufficient to support the realization of goodwill. As a result, we wrote-off the $275,253 balance of goodwill related to REN. During the fourth quarter of fiscal 2003, we exchanged our 10% ownership in INICA for a 2.28% ownership in the common stock of Global Solar Energy, Inc. and a 5.76% ownership in the common stock of Infinite Power Solutions, Inc. We assessed the value of our minority ownership interests in Global Solar Energy and Infinite Power Solutions based upon currently available information. As a result of that assessment, we recorded an impairment of investment of $1,879,107, and our investment in the two advanced technology companies is recorded at the estimated net realizable value of $1,200,000. The assessment that we performed is based upon estimates. The actual value that we realize from these investments may be more or less than $1,200,000. We will recognize gains on these investments, if any, when realized.

Equity in Loss of Investee. During fiscal 2003, we recognized $205,890 in equity in loss of investee, as compared to $252,013 during fiscal 2002. This represents our 50% share of the loss incurred by our joint venture in Sand Creek Energy LLC. The LLC is holding and maintaining the mothballed Sand Creek methanol plant. The decrease during fiscal 2003 is due to a decrease in insurance and other maintenance costs of the facility.

Interest Income. Interest income during fiscal 2003 was $23,338, decreased from $36,468 during fiscal 2002. The decreased interest income was due to having fewer funds invested in interest-bearing cash accounts.

Interest Expense. Interest expense during fiscal 2003 was $999,492, increased from $267,618 during fiscal 2002. Of the increase of $731,874, 75% resulted from the recognition of non-cash interest expenses, and 22% resulted from cash payments for interest related to our convertible promissory notes issued in order to obtain working capital.

Gain (Loss) on Disposal of Fixed Assets. During fiscal 2003 we had a loss on disposal of fixed assets of $1,118 as compared to a gain on disposal of fixed assets during fiscal 2002 of $189. These represent the disposal of out-dated office furniture and equipment, computer equipment and vehicles.

Total Other Expenses. Total other expenses increased to $3,384,844 during fiscal 2003 from total other expenses of $482,974 during fiscal 2002. The increase in total other expenses of $2,901,870 resulted from a $2,201,682 impairment of investments during fiscal 2003, as compared to none during fiscal 2002; a decrease in equity in loss of investee of $46,123; a decrease in interest income of $13,130; an increase in interest expense of $731,874; and an increase in loss on disposal of fixed assets of $1,307 as compared to a gain in the prior year.

Minority Interest in Subsidiary’s Net Loss

	For the Years Ended September 30,
	2003	2002
Minority interest in subsidiary’s net (income)/loss	$142,441	$12,921

Minority Interest in Subsidiary’s Net Loss. The minority interest in subsidiary’s net loss of $142,441 during fiscal 2003, as compared to $12,921 during fiscal 2002, resulted from the acquisition of 56% of REN Corporation on August 1, 2001. REN Corporation has not recorded a net profit since we acquired our interest in it.

Net Loss

	For the Years Ended September 30,
	2003	2002
Net loss:
Product sales	$(219,085)	$(190,937)

Oil and gas field services	213,900	(223,389)
Industrial automation systems	(504,000)	(202,259)
Technical services	(9,240,125)	(5,071,266)
Rental services	113,905	115,237

Total service net loss	(9,416,320)	(5,381,677)
Royalty income	100,000	240,000

Net loss	$(9,535,405)	$(5,332,614)

For the year ended September 30, 2003, we experienced a net loss of $9,535,405 compared to a net loss of $5,332,613 during the year ended September 30, 2002. The increase of $4,202,792 resulted from an increase in loss from operations of $1,430,442, an increase in total other expenses of $2,901,870, and an increase in minority interest in subsidiary’s net loss of $129,520.

Net loss for product sales is the net loss of our paint business segment for sales of stains, sealers and coatings. During fiscal 2003, our net loss for the paint segment increased by $28,148, or 15%, to $219,085, as compared to fiscal 2002. The increase in net loss was due to a decrease of $156,524 in operating expenses, which was partially offset by an increase in gross profit of $129,042.

Net income for oil and gas field services increased to net income of $213,900 during fiscal 2003, up from a net loss of $223,389 during fiscal 2002. The increase of $437,289 was due to increases in our number of units in service combined with our increase in billing rates.

Net loss for the industrial automation systems segment was $504,000 during fiscal 2003 as compared to $202,259 during fiscal 2002. The increase in net loss of $301,741 during fiscal 2003 was directly related to the decrease of 37% in revenues from this segment as compared to fiscal 2002. The decrease in revenue occurred because we did not obtain as many contracts as before for manufacture of systems.

Net loss for technical services were $9,240,125 during fiscal 2003, up from $5,071,266 during fiscal 2002, an increase of $4,168,859. Net loss was up in fiscal year 2003 primarily due to our decrease in gross profit of $1,376,648 and the following three non-recurring adjustments resulting in $2,735,017 of expense: During the fourth quarter of fiscal 2003, we recorded an impairment of investment in advanced technologies of $1,879,107. During the fourth quarter of fiscal 2003, we reserved against the $580,657 note receivable from related party as we determined that it is doubtful the 44% shareholders of REN Corporation have the ability to repay the note. Also in the fourth quarter of fiscal year 2003, we determined that the goodwill recorded in connection with the acquisition of REN was impaired. REN’s customer backlog as of September was not sufficient to support the realization of goodwill. As a result, we wrote-off the $275,253 balance of goodwill related to REN.

Dividend Requirements on Convertible Preferred Stock

	For the Years Ended September 30,
	2003	2002
Dividend requirements on convertible preferred stock	$—	$136,932

Dividend Requirements on Convertible Preferred Stock. Dividend requirements on convertible preferred stock is the imputed amount calculated when there is a discount from fair market value when we issue our convertible preferred stock, plus the 9% dividend that accrued on our convertible preferred stock. The dividends were deducted from net loss in order to arrive at loss applicable to common stock. During fiscal 2003, we did not issue convertible preferred stock and no dividends were recorded. During fiscal 2002, we issued convertible preferred stock and recorded dividends of $136,932 as a result.

Net Loss Applicable to Common Stockholders

	For the Years Ended September 30,
	2003	2002
Net loss applicable to common stockholders	$(9,535,405)	$(5,469,545)

Loss Applicable to Common Stock. As a result of recording no dividends on convertible preferred stock during fiscal 2003 and recording dividends of $136,932 during fiscal 2002, the loss applicable to common stock was $9,535,405 or $0.13 per share during fiscal 2003 and $5,469,545 or $0.08 per share during fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004, we had negative working capital of $1,266,653, as compared to negative working capital of $1,571,738 at September 30, 2003. The decrease in negative working capital was primarily due to a reduction in convertible notes we had issued that fully converted into shares of our common stock during fiscal 2004.

From our inception on December 18, 1981 through September 30, 2004, we have incurred losses in the amount of $47,649,739. For the year ended September 30, 2004, we recognized a $7,210,693 net loss. If we do not operate at a profit in the future, we may be unable to continue operations at the present level. As of September 30, 2004, we had a cash balance of $255,417. We have been successful in the past in obtaining debt and equity financing. For the years ended September 30, 2004, 2003 and 2002, we received net cash proceeds from the issuance of common stock of $4,706,951, $1,577,100 and $1,456,724. For the years ended September 30, 2004, 2003 and 2002, we received cash proceeds from long-term debt and long-term convertible debt to stockholders of $565,000, $2,505,000 and $2,250,000. For the years ended September 30, 2004, 2003 and 2002, we received cash proceeds from the issuance of convertible preferred stock of $0, $0 and $500,000.

As of September 30, 2004, we had $2,241,142 in current assets, including accounts receivable of $1,172,140. At that time, our current liabilities were $3,507,795. We had long-term liabilities of $2,833,629. Most of our long-term liabilities relate to our long-term convertible debt as well as the mortgage on our development and testing laboratory.

Our principal needs for liquidity in the past have been to fund working capital, pay for research and development of the Rentech Process, pay the costs of acquiring and funding our paint, oil and gas field services and industrial automation segments, and to invest in advanced technology companies.

To obtain capital for working funds, we have previously sold shares of our common stock in private placements to accredited investors at a discount from the market price. We have also previously sold our stock purchase warrants and our convertible promissory notes bearing interest in private placements. The warrants and notes have been convertible into shares of our common stock at a discount. Some of them remain outstanding. On March 19, 2004, our shareholders approved an amendment to our articles of incorporation to increase the number of authorized shares of common stock from 100,000,000 to 150,000,000. In achieving our objectives as planned for fiscal year 2005, we will need to issue additional shares of common stock and may issue shares of convertible preferred stock or other convertible securities in private placements to fund working capital requirements, and to complete the planned acquisition of the East Dubuque plant. We also expect to require significant new debt financing in connection with acquisition of the East Dubuque plant and our planned conversion of the plan to use coal feedstock and to add our Rentech Process. If we are unable to sell shares of our common stock, we would have to curtail our expenditures by reducing our operations, which resulted in a net loss of $7,210,693 in fiscal year 2004, in efforts to reduce our operating costs to a level covered by our revenues. Reducing our activities related to the Rentech Process would materially adversely impact our ability to commercialize the Rentech Process.

We are also seeking to raise capital by the sale of certain assets. We are offering to sell our one-half interest in the Sand Creek plant together with the owner of the other one-half interest. The plant has been for sale for approximately two years. We may also sell one or more of our three operating subsidiaries to raise capital and to focus on our core business of Fischer-Tropsch technology. If less than all of these assets were to be sold for cash, the total net proceeds would not cover our annual loss from operations.

The primary source of our liquidity has been equity capital contributions and debt financing. We added an additional source of liquidity in March 1997 through the purchase of OKON, Inc., which conducts our paint business segment. We have received royalties from granting Texaco Energy Systems LLC (Texaco), now a division of ChevronTexaco Corporation, a license for use of the Rentech Process in October 1998. We also received service revenues from Texaco for technical services relating to the Rentech Process, from April 1999 to March 2003. This work was undertaken to integrate the Texaco gasification technology with our Rentech Process. We added another source of liquidity with the purchase in June 1999 of the assets that we operate through Petroleum Mud Logging, Inc. as our oil and gas field services segment. We added another source of liquidity with the purchase in August 2001 of 56% of REN Corporation, which manufactures complex microprocessor controlled industrial automation systems. Our 50 percent interest in the assets of the mothballed Sand Creek methanol plant is available for sale. We are also discussing the sale of OKON, Inc. with a potential purchaser. If the sale of OKON, Inc. were to occur, this would have a positive impact on our liquidity, as OKON has provided negative cash flows over the past three years.

We have contracted to purchase all the outstanding stock of Royster-Clark Nitrogen, Inc. in order to acquire its ammonia nitrogen fertilizer plant located in East Dubuque, Illinois. The purchase price is $50 million plus up to $13 million for the net working capital associated with the plant. The purchase price is due at the closing of the purchase, which we expect to occur in early 2005.

We are seeking financing for the purchase of the East Dubuque plant. We anticipate that we may be able to obtain senior secured debt collateralized by the assets associated with the plant. We are seeking other financing arrangements, including equity financing, for the remainder of the purchase price. We have recently issued short-term promissory notes and warrants to purchase our common stock to finance some of the costs we have incurred in connection with the acquisition of the East Dubuque plant. We plan to repay these recent loans from proceeds of debt and equity financing we expect to obtain in connection with the acquisition of the plant. If we are unable to obtain the necessary financing, we will not be able to complete the acquisition and will be required to repay recent loans from other sources of cash, including proceeds from the potential sale of assets.

Upon acquisition of the East Dubuque plant, we intend to continue to operate the plant for the production of nitrogen fertilizer. Based on its past operating history, the current costs of the natural gas used as feedstock, and the current market prices for the fertilizer products, we expect the plant to operate at a profit while natural gas is used as the feedstock.

Conversion of the East Dubuque fertilizer plant as we plan depends upon additional financing that we may not be able to obtain.

After acquiring the plant, we plan to contract for engineering studies to prepare for converting the East Dubuque plant to use less costly coal as the feedstock, and also to add a Fischer-Tropsch plant to use our Rentech Process.

Our needs for capital to accomplish the conversion of the plant are very high, especially in relation to our previous financing capability, financial results, sources of revenues and total assets. If we do not obtain the financing necessary for reconfiguring the plant, we will not realize the significant increases in revenues and cash flows that we anticipate. We would then expect to continue operating the plant substantially as it is now operated with natural gas as the feedstock. The operating profits of the plant, using natural gas, would be significantly less than the operating profits we expect if we are able to convert it to use coal and are also able to add our Rentech Process.

We expect the construction work for converting the East Dubuque plant to take approximately three and a half years of time, and to cost approximately $400 million. We anticipate financing these costs through a combination of project financing from one or more banks or other lenders, or sales of ownership interests in the plant, or other financing arrangements. These may include the sale of one or more of our subsidiaries. We may seek limited amounts of economic development funding through development bonds or grants issued by the state of Illinois. The state funding would probably be restricted to engineering studies and development work associated with the project.

We anticipate we may need, but have not made commitments for, substantial amounts of new capital for projects, operating expenses, efforts to commercialize the Rentech Process, to purchase property and equipment, and to continue significant research and development programs for the GTL projects we are considering. We expect to undertake these types of expenditures in efforts to commercialize the technology in one or more additional plants in which we may acquire full or part ownership. Even if we succeed in obtaining construction loans secured by such projects, we expect to need significant amounts of capital in unknown amounts as our required share of the total investment in these potential projects.

We are not currently receiving any royalties or license fees from licensees of our Rentech Process. With a change to the Texaco license made in March 2003, we are now able to offer licenses of our Rentech Process to other energy businesses for conversion of coal, petroleum coke and other solids and liquids. We are now working with several other companies to study the feasibility of developing Fischer-Tropsch projects using the Rentech Process. No commitments have been made to proceed with these projects, and we have received no revenues from them.

Our agreements related to FT Solutions LLC require us to contribute one-half of the cost of constructing a demonstration plant. FT Solutions has initiated the design and construction of the plant. We estimate that our share of the cost of the plant will be approximately $2.5 million. We expect to be able to pay our contribution in installments as the work progresses, starting in January 2005. Our present schedule calls for the plant to be ready for initial startup operations in September 2005.

We may issue common stock or other securities in the future to fund working capital requirements. In addition, we are attempting to sell all or some of the assets of Sand Creek Energy, LLC, a company in which we have a 50% interest. We are currently funding 50% of the expense of maintaining this facility at a cost of approximately $15,000 per month. We may sell one or more of our operating subsidiaries. We are currently negotiating the sale of OKON, Inc. to a third party. We believe that without additional financing or revenues from operations, our current available cash, revenues from operations, and the potential sale of assets will not meet our cash operating requirements through September 30, 2005.

If we are unable to obtain financing, we will not be able to continue our operations at the current level.

Revenues associated with licensing the Rentech Process and from our subsidiaries, including the net proceeds of potential sales of our interests in Sand Creek Energy LLC or one or more of our operating subsidiaries, will not be adequate to fund our present level of operations and the expenses we are incurring to pursue our proposed acquisition of Royster-Clark Nitrogen, Inc. through September 30, 2005. We need additional financing or substantially increased revenues to maintain all of our operations and to accomplish our plans for the East Dubuque fertilizer plant.

Without the proceeds of additional financing, our plan to generate new revenues from use of the technology would be hindered and delayed.

Without capital to provide for our proposed acquisition of Royster-Clark Nitrogen, Inc. and for the initial studies that we typically conduct at our expense to encourage Fischer-Tropsch projects, we would not realize revenues from the East Dubuque plant and the likelihood of development of a project by a proposed licensee would be decreased. This situation would delay commercialization of our technology. Our plan to realize new revenues from license fees, engineering services, royalties and catalyst sales would be delayed.

Direct payments from Texaco amounted to 8% of our total revenues in fiscal 2003 and 18% in fiscal 2002. This source of revenue ended in fiscal 2003. If we do not obtain a significant amount of work from others for our laboratory in the near future, we may be compelled to greatly reduce or close our testing and development laboratory and sharply reduce our scientific and technical staff, among other reductions in operating expenditures.

Net Deferred Tax Asset. We had net deferred tax assets offset by a full valuation allowance at September 30, 2004 and 2003. We are not able to determine if it is more likely than not that the net deferred tax assets will be realized. See Note 15 to the Consolidated Financial Statements.

ANALYSIS OF CASH FLOW

The following table summarizes our Consolidated Statements of Cash Flows:

	For the Years Ended September 30,
	2004	2003
Net Cash (Used in) Provided by:
Operating activities	$(4,612,630)	$(3,694,392)
Investing activities	(351,996)	62,050
Financing activities	4,904,280	2,915,185

Cash Flows From Operating Activities

Net Loss. Operating activities produced net losses of $7,210,693 during fiscal 2004, as compared to $9,535,405 during fiscal 2003. The cash flows used in operations during these periods resulted from the following operating activities.

Depreciation. Depreciation is a non-cash expense. This expense increased during fiscal 2004 by $5,293, as compared to fiscal 2003. The increase was attributable to new vehicles and logging units in our oil and gas field services segment during fiscal 2004.

Amortization. Amortization is also a non-cash expense. This expense decreased during fiscal 2004 by $283,930, as compared to fiscal 2003. The decrease is attributable to the amortization of capitalized software, which was written off during fiscal 2003.

Accrued Interest Expense. During fiscal 2004, we accrued interest expense of $43,655 on certain convertible notes payable.

Salaries Expense Paid Through Debt. During fiscal 2004, we issued unsecured convertible promissory notes totaling $357,878 in lieu of cash to certain officers of the Company in payment of their salaries.

Impairment of Investments. During fiscal 2004, we wrote down our investment in advanced technology companies by $588,500. In addition, we wrote-off a non-compete agreement of $57,867 related to the acquisition of REN Corporation.

Bad Debt Expense. During fiscal 2004, we reserved $125,755 against a receivable from a customer. During fiscal 2003, we reserved against the $580,657 note receivable from related party as we determined that the 44% shareholders of REN Corporation do not have the ability to repay the note.

Loss on Disposal of Fixed Assets. During fiscal 2004, we recorded a loss on the disposal of fixed assets of $252,393. $224,826, or 89%, of the disposals in fiscal 2004 related to the impairment of the Case machine at REN Corporation, which was reclassed to component inventory during the fourth quarter of fiscal 2004. The remaining disposals represent the disposal of out-dated office furniture and equipment, computer equipment and vehicles.

Equity in Loss of Investee. We recognized equity in loss of investee in the amount of $252,415 during fiscal 2004. $181,890 represents our 50% share of the loss incurred by our joint venture in Sand Creek Energy LLC. The LLC is holding and maintaining the mothballed Sand Creek methanol plant. The decrease during fiscal 2004 is due to a decrease in insurance and other maintenance costs of the facility. In fiscal 2004, we recognized $70,525 in equity in loss of investee from our 50% share of the loss in our joint venture FT Solutions, LLC, which was formed in the fourth quarter of fiscal 2004.

Minority Interest in Net Loss of Subsidiary. The minority interest in net loss of subsidiary of $154,269 during fiscal 2004 results from the acquisition of 56% of REN Corporation.

Common Stock Issued for Services. During fiscal 2004, we issued $73,466 in common stock in lieu of cash to the outside directors of the Company for their services.

Changes in Operating Assets and Liabilities. The changes in operating assets and liabilities, net of business combination, result from the following factors.

Accounts Receivable. Accounts receivable increased by $154,082 during fiscal 2004, as compared to fiscal 2003. The increase in accounts receivable was due to an increase in sales by the paint segment of 5% and an increase of revenue from the oil and gas field services segment of 32%.

Costs and Estimated Earnings in Excess of Billings. Costs and estimated earnings in excess of billings decreased $305,060 during fiscal 2004 as a result of contracts within the industrial automation systems and technical services segments which are accounted for under the percentage of completion method of accounting.

Other Receivables and Receivable from Related Party. Other receivables and receivable from related party increased during fiscal 2004 by $43,147 due to timing of payments on an other receivable.

Inventories. Inventories decreased by $129,890 during fiscal 2004. The decrease is a result of inventory-building at OKON during fiscal 2003 due to an expected increase in paint sales in our primary distribution markets that was reduced in fiscal 2004 to increase cash flow.

Prepaid Expenses and Other Current Assets. Prepaid expenses and other current assets decreased during fiscal 2004 by $389,912. The decrease reflects the timing of payment on certain annual insurance premiums, net of the amortization of such premiums.

Accounts Payable. Accounts payable decreased by $260,259 during fiscal 2004. This decrease resulted from the timing of receiving and paying trade payables.

Billings in Excess of Costs and Estimated Earnings. Billings in excess of costs and estimated earnings increased $108,780 during fiscal 2004 as a result of contracts within the industrial automation systems and technical services segments which are accounted for under the percentage of completion method of accounting.

Accrued Liabilities, Accrued Payroll and Other. Accrued liabilities, accrued payroll and other decreased $414,599 during fiscal 2004 as a result of the timing of payment of certain payroll related accruals.

Net Cash Used in Operating Activities. The total net cash used in operations increased to $4,612,630 during fiscal 2004, as compared to $3,694,392 during fiscal 2003. The increase reflects increased cash costs for operating expenses.

Cash Flows From Investing Activities

Purchase of Property and Equipment. During fiscal 2004, we purchased $286,001 of property and equipment, which included $183,988 paid in cash and $102,014 purchased with a note payable. Of the property and equipment purchased with cash, 79% was attributable to computer equipment and logging equipment purchased for our oil and gas field services segment, while the remaining 21% was attributable to office furniture and equipment.

Proceeds from Disposal of Fixed Assets. We received proceeds from the disposal of fixed assets during fiscal 2004 of $5,600.

Cash Used in Purchase of Investments. We used $178,049 to fund our 50% share of expenses of Sand Creek Energy, LLC during fiscal 2004.

Deposits and Other Assets. During fiscal 2004, deposits and other assets decreased $4,441.

Net Cash Used in Investing Activities. The total net cash used in investing activities increased to $351,996 during fiscal 2004 as compared to net cash provided of $62,050 during fiscal 2003. The increase reflects an increase in the purchase of property and equipment, the addition of loan issuance costs in fiscal 2004 and cash used to fund the expenses of Sand Creek.

Cash Flows From Financing Activities

Proceeds from Issuance of Common Stock. During fiscal 2004, we received $4,706,951 in net cash proceeds from the issuance of common stock compared to $1,577,100 during fiscal 2003.

Proceeds from Stock Subscription Receivable. During fiscal 2004, we received no proceeds from a stock subscription receivable, compared to $76,186 during fiscal 2003.

Payment of Offering Costs. During fiscal 2004, we paid $265,811 in offering costs as compared to $92,722 during fiscal 2003.

Proceeds from Line of Credit. During fiscal 2004, we received net proceeds from our lines of credit of $714,533 as compared to making net payments on our lines of credit of $65,767 during fiscal 2003.

Proceeds from Long-Term Debt and Long-Term Convertible Debt. During fiscal 2004, we received proceeds from long-term convertible debt in the amount of $565,000, compared to proceeds of $2,505,000 during fiscal 2003.

Payments on Long-Term Debt and Long-Term Convertible Debt. During fiscal 2004, we repaid $545,411 on our debt obligations as compared to $1,084,612 during fiscal 2003.

Net Cash Provided by Financing Activities. The net cash provided by financing activities during fiscal 2004 was $4,904,280, compared to $2,915,185 in cash provided by financing activities during fiscal 2003.

Cash decreased during fiscal 2004 by $60,346 compared to a decrease of $717,157 during fiscal 2003. These changes decreased the ending cash balance at September 30, 2004 and 2003 to $255,417 and $315,763, respectively.

Critical Accounting Policies And Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to the valuation of long-lived assets, intangible assets, goodwill and investment in advanced technology companies, accounting for fixed price contracts, accounting for stock options and warrants and the realization of deferred income taxes. Actual amounts could differ significantly from these estimates.

Valuation of Long-Lived Assets, Intangible Assets and Goodwill. We must assess the realizable value of long-lived assets, intangible assets and goodwill for potential impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In assessing the recoverability of our goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. In addition, we must make assumptions regarding the useful lives of these assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. Effective October 1, 2001, we elected early adoption of SFAS No. 142, and were required to analyze goodwill for impairment.

Investment In Advanced Technology Companies. The Company has an investment in certain advanced technology companies. The investment is stated at the estimated net realizable value and is evaluated periodically for impairment and is carried at the lower of cost or estimated net realizable value. The evaluation that we perform is based upon estimates. The actual value that we realize from this investment may be more or less than its carrying value. We will recognize gains on these investments, if any, when realized.

Accounting for Fixed Price Contracts. Our 56% owned subsidiary, REN Corporation, recognizes revenues from fixed price contracts on the percentage-of-completion method of accounting. Under this method of accounting, the amount of revenue recognized is the percentage of the contract price that the costs expended to date bear to the total estimated costs of the contract, based upon current estimates of the costs to complete the contract. Project managers make significant assumptions concerning cost estimates for materials and labor. Due to the uncertainties inherent in the estimation process, as well as the potential changes in customer needs as these contracts progress, it is at least reasonably possible that completion costs for uncompleted contracts may be revised in the future, and that such revisions could be material.

Accounting for Stock Option and Warrants. We issue stock options and warrants to stockholders, employees, consultants and others in connection with our various business activities. These are accounted for in accordance with the provisions of APB 25 and FASBs 123 and 148, as well as other authoritative accounting pronouncements. We are required to make estimates of the fair value of the related instruments and the period benefited. These estimates may affect such financial statement categories as stockholders’ equity, general and administrative expense, and interest and financing costs. In addition, there is discussion regarding new requirements to account for stock options at fair value, which may have a material impact on our statement of operations in the future.

Deferred Income Taxes. We have provided a full valuation reserve related to our substantial deferred tax assets. In the future, if sufficient evidence of our ability to generate sufficient future taxable income in certain tax jurisdictions becomes apparent, we may be required to reduce this valuation allowance, resulting in income tax benefits in our consolidated statement of operations. We evaluate the realizability of the deferred tax assets annually and assess the need for the valuation allowance.

RISKS RELATING TO OUR BUSINESS GENERALLY

Our working capital is not sufficient to meet our expected cash operating requirements for the period ending September 30, 2005, and without additional financing, we may not be able to continue our operations at the current level after that time.

Our working capital is primarily used for operations, investing activities and payments on long-term debt. At September 30, 2004, we had negative working capital of $1,266,653, as compared to negative working capital of $1,571,738, at September 30, 2003. If we are not able to improve our working capital position, we will not be able to implement our plan to commercialize the Rentech Process through acquisition of the East Dubuque plant or to maintain our operations at the current level. If we do not succeed in financing and purchasing the East Dubuque plant, we will have a less advantageous position to seek additional financing to fund our operations, including payment of the loans we obtained to provide working capital until the new financing we expect to obtain for financing the purchase. If we are unable to obtain additional debt or equity financing, our current available net cash profits from operations and a potential sale of some of our assets will not enable us to meet our expected cash operating requirements through this fiscal year ending September 30, 2005.

We will need to obtain funds from additional financing or other sources for our business activities. If we do not receive these funds, we would need to reduce, delay, or eliminate our expenditures, including our acquisition of the East Dubuque fertilizer plant.

We have, and will continue to expend substantial funds to continue research and development of our technologies, to market the Rentech Process, and to retrofit existing plants that we expect to acquire. We intend to finance our acquisition and conversion of future plants primarily through non-recourse debt financing at the project level, as well as through equity financing. Additionally, we intend to obtain additional funds through joint ventures or other collaborative arrangements, and through debt and equity financing in the capital markets. Financing for our projects may not be available when needed or on terms acceptable or favorable to us. In addition, we expect that definitive agreements with equity and debt participants in our capital projects will include conditions to funding, many of which could be outside of our control. If we cannot obtain sufficient funds, we may be required to reduce, delay or eliminate expenditures for our business activities, including our anticipated conversion of the East

Dubuque plant, or to reduce, delay or eliminate expenditures for research and development, seek to enter into a business combination transaction with or sell some or all of our assets to a third party.

If we succeed in financing and acquiring the East Dubuque plant, our planned reconfiguration of the plant will require a substantial increase to our indebtedness and our debt to equity ratio, which could adversely affect our financial health and limit our ability to grow and compete.

To finance preliminary costs related to the acquisition of Royster-Clark Nitrogen, Inc., we have entered into short-term loan agreements for $2.85 million. To finance part of the purchase price of the acquisition, we are attempting to obtain a loan secured by the plant assets. To convert the nitrogen fertilizer plant to using coal to produce synthesis gas and to implement our Rentech Process, we will need to obtain additional financing, which we estimate could be $400 million, a substantial portion of which will be debt. We will likely become highly leveraged and our debt to equity ratio will consequently increase. The degree to which we are leveraged could have important consequences to you. For example, it could:

•	limit our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make interest payments on our indebtedness, reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, including limiting our ability to take advantage of significant business opportunities; and

•	place us at a competitive disadvantage as compared to some of our competitors that have less debt.

Without large asset loans and other financing sources, we will be unable to acquire Royster-Clark Nitrogen and the nitrogen fertilizer plant, and convert the plant to use coal feedstock with our technology. As part of the final phase of the conversion, we expect to suspend production of the plant for approximately two months, and we will require sufficient working capital to operate during this suspension. Without the operating profits the nitrogen fertilizer plant may produce, we would be unable to implement our business plan and investors could lose the value of their investments.

We do not believe our operating results are a meaningful indicator of future performance.

We have historically experienced, and expect to continue to experience, significant fluctuations in our annual and quarterly operating results because of the unpredictability of many factors that impact our business, including:

•	timing of any construction by us or our licensees of Fischer-Tropsch plants;

•	demand for licenses of the Rentech Process and receipt and revenue recognition of license fees;

•	oil and gas prices;

•	timing and amount of research and development expenditures;

•	introduction or enhancement of Fischer-Tropsch technologies by us and our competitors;

•	market acceptance of new technologies; and

•	general economic conditions.

In addition, our business has previously focused on the licensing of technology that we develop and our prior operating results do not include the operations of a commercial scale nitrogen fertilizer plant. We therefore expect our operating results to vary significantly following our acquisition of the East Dubuque plant. As a result, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as any indication of future performance.

Any of the foregoing factors may cause our operating results to be below the expectations of public market analysts and investors. In that event, we expect the price of our common stock would be materially adversely affected.

We have never operated at a profit, and if we do not operate at a profit, we may be unable to continue our operations.

We have a history of operating losses and have never operated at a profit. From our inception on December 18, 1981, through September 30, 2004, we have incurred aggregate losses of $47,649,739. For the year ended September 30, 2004, we recognized a net loss of $7,210,693. If we do not operate at a profit in the future, we may be unable to continue our operations at the present level. Ultimately, our ability to maintain our present level of business will depend upon earning a profit from operation of the Rentech Process. Our ability to do so has not been demonstrated.

Our receipt of license fees depends on substantial efforts by our licensees, and our licensees could choose not to construct a Fischer-Tropsch plant based on the Rentech Process or to pursue alternative Fischer-Tropsch technologies.

We have not had adequate capital to finance, construct, and operate our own commercial plants. Successful use of the Rentech Process has therefore to date depended upon obtaining financing through joint ventures or use by licensees with adequate financing. Under our license agreements, our licensees are responsible for obtaining sources of feedstock, conducting feasibility studies, recruiting personnel who are skilled in operating gas process plants, obtaining governmental approvals and permits, obtaining sufficient financing on favorable terms for the large capital expenditures required; possibly constructing infrastructure if not otherwise available at the plant site; designing, constructing and operating the plant; and marketing the products. The ability of any licensee to accomplish these requirements, and the efforts, resources and timing schedules to be applied by a licensee, will be controlled by the licensee. Whether licensees are willing to expend the resources necessary to construct Fischer-Tropsch plants will depend on a variety of factors outside our control, including the prevailing price outlook for crude oil, natural gas and refined products. Our licensees will determine whether we issue any plant site licenses to them and, as a result, whether we receive any additional license fees under our license agreements. In addition, our license agreements may generally be terminated by the licensee, with or without cause. Furthermore, our licensees are not restricted from pursuing alternative Fischer-Tropsch technologies on their own or in collaboration with others, including our competitors, for projects other than the ones we license.

The capital costs of gas process plants and natural gas fields, coal mines or other sources of feedstock that would use the Rentech Process require more capital than is available to us or to many of our potential licensees. These limitations have slowed and will continue to delay use of our technology and significant delays may occur before we realize substantial revenues, if any, from Fischer-Tropsch plants that use our Rentech Process . If our licensees do not proceed with commercial plants using the Rentech Process or do not successfully operate their plants, we will not significantly benefit from the licensing of our Fischer-Tropsch technology. To date, no licensee of the Rentech Process has proceeded to construct and operate a plant for which royalties on production would be due. If we do not receive payments under our license agreements, we may not have sufficient resources to implement our business strategy.

Construction by our licensees of Fischer-Tropsch plants incorporating the Rentech Process will be subject to risks of delay and cost overruns.

The construction by our licensees of Fischer-Tropsch plants incorporating the Rentech Process will be subject to risks of delay or cost overruns resulting from numerous factors, including the following:

•	shortages of equipment, materials or skilled labor;

•	unscheduled delays in the delivery of ordered materials and equipment;

•	engineering problems, including those relating to the commissioning of newly designed equipment;

•	work stoppages;

•	weather interference;

•	unanticipated cost increases; and

•	difficulty in obtaining necessary permits or approvals.

If our licensees do not successfully construct Fischer-Tropsch plants that use the Rentech Process, we will not receive license fees and royalties on production, and our business, results of operation and financial condition may be materially adversely affected.

The economic success of our licensees’ gas fed Fischer-Tropsch plants using our technology may depend on the availability of natural gas at economic prices, and alternative uses of natural gas could be preferred in many circumstances.

Construction and operation of Fischer-Tropsch plants by our licensees for the use of natural gas with our technology will depend on the availability of natural gas at economic prices. The market for natural gas is highly competitive in many areas of the world and, in many circumstances the sale of natural gas for use as a feedstock in a Fischer-Tropsch plant may not be the highest value market for the owner of the natural gas. Cryogenic conversion of natural gas to liquefied natural gas may compete with our Fischer-Tropsch plants for use of natural gas as feedstocks in many locations. Local commercial, residential and industrial consumer markets, power generation, ammonia, methanol and petrochemicals are also alternative markets for natural gas. Unlike many of our licensees, many of our competitors produce or have access to large volumes of natural gas, which may be used in connection with their Fischer-Tropsch operations. The availability of natural gas at economic prices for use as a feedstock for Fischer-Tropsch plants may also depend on the production costs for the gas and whether natural gas pipelines are located in the areas where these plants are located. New pipelines may be built or existing pipelines may be expanded into areas where Fischer-Tropsch plants using our technology are built, and this may affect the operating margins of these plants as other markets compete for available natural gas. If our licensees are unable to obtain natural gas at economical prices, our revenues from license fees may decrease, which could materially adversely affect our business, results of operations and financial condition.

We could have potential indemnification liabilities to licensees relating to the operation of Fischer-Tropsch plants based on the Rentech Process or intellectual property disputes.

We expect that our license agreements will require us to indemnify the licensee against specified losses relating to, among other things:

•	use of patent rights and technical information relating to the Rentech Process; and

•	acts or omissions by us in connection with our preparation of process design packages for the licensee’s plant.

We may also provide our licensees with performance guarantees of the Rentech Process or some of its components. Our indemnification obligations could result in substantial expenses and liabilities to us if intellectual property rights claims were to be made against us or our licensees, or if Fischer-Tropsch plants based on the Rentech Process were to fail to operate as designed.

Our success depends on the performance of our executive officers and key employees, the loss of whom would disrupt our business operations.

Our success in implementing our business plan is substantially dependent upon the contributions of our executive officers and key employees. The individuals include Dr. Charles B. Benham, Dr. Mark S. Bohn, Dennis L. Yakobson and Richard O. Sheppard, each of whom has invented various aspects of the Rentech Process. We do not have key man life insurance for any of our executive officers or key employees. At this stage of our development, economic success of the Rentech Process depends upon several factors, including preliminary design of the synthesis gas reactors for the plants and startup to achieve optimal plant operations. That effort requires knowledge, skills, and relationships unique to our key personnel. Moreover, to successfully compete, we will be required to engage in continuous research and development regarding processes, products, markets and costs. Loss of the services of any executive officer or other key employee could have a material adverse effect on our business, operating results and financial condition.

CONTRACTUAL OBLIGATIONS

In addition to the lines of credit and long-term convertible debt previously described, we have entered into various other contractual obligations. The following table lists our significant contractual obligations at September 30, 2004.

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Notes payable to related parties	$185,166	$185,166	$—	$—	$—
Lines of credit	1,642,605	1,642,605	—	—	—
Long-term debt	1,180,377	100,879	96,302	54,645	928,551
Long-term convertible debt	1,712,943	55,733	1,657,210	—	—
Operating leases	926,050	224,082	348,823	342,533	10,612
Interest payments on debt	1,592,593	473,133	268,141	129,103	722,216
Purchase obligations	387,821	387,821	—	—	—

	$7,627,555	$3,069,419	$2,370,476	$526,281	$1,661,379

We are a guarantor on the $500,000 line of credit with Premier Bank until it matures on May 1, 2005. This guaranty includes any amount of the line of credit for which the 44% shareholders of REN are responsible to us.

We have entered into various long-term promissory notes, with monthly principal and interest payments of $11,357, at interest rates of 0% to 9.6%, which are collateralized by certain fixed assets of the Company.

We have leased office space under a non-cancelable operating lease, which expires October 31, 2009, with a renewal option for an additional five years. We have also leased office and warehouse space under a lease which expires during March 2009. In addition we have entered into various other operating leases, which expire through September 2007.

In addition to the contractual obligations previously described, we have entered into various other commercial commitments. The following table lists these commitments at September 30, 2003.

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
Employment agreements	$955,066	$996,764	$—	$—	$1,951,830

	$955,066	$996,764	$—	$—	$1,951,830

We have entered into various employment agreements with officers of the Company which extend from January 1, 2001 to December 31, 2006. These agreements describe annual compensation as well as the compensation that we must pay upon termination of employment.

Recent Accounting Pronouncements From Financial Statement Disclosures

In December 2003, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. SAB No. 104 revises or rescinds portions of the interpretive guidance related to revenue recognitions included in Topic 13 of the codification of the staff accounting bulletins. SAB No. 104 became effective when issued, and adoption by the Company did not have a material impact on its financial position or results of operations.

In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation 46R (FIN 46R), a revision to Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provisions of FIN 46 until the effective date of FIN 46R or elect early adoption of FIN 46R. The adoption of FIN 46 and FIN 46R did not have a material impact on our financial statements.

In March 2004, the EITF issued EITF Issue No. 03-06, “Participating Securities and the Two-class Method Under FASB Statement No. 128, Earnings Per Share.” EITF Issue No. 03-06 addresses a number of questions regarding the computation of earnings per share (EPS) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. This pronouncement is effective for fiscal periods beginning after March 31, 2004. The Company does not believe that the adoption of this standard will have an impact on its computation of EPS.

In March 2004, the EITF reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The Company does not believe that the adoption of this standard will have a material impact on its financial position or results of operations.

In July 2004, the FASB ratified Emerging Issues Task Force (EITF) consensus on Issue No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock, which provides guidance regarding application of the equity method of accounting to investments other than common stock. EITF Issue No. 02-14 will be effective in reporting periods beginning after September 15, 2004. We do not believe the adoption of EITF Issue No. 02-14 will have a material impact on our financial statements.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the impact of interest rate changes related to our investment of current cash and cash equivalents. These funds are generally highly liquid with short-term maturities, and the related market risk is not considered material. Our long-term debt is at fixed rates of interest. We believe that fluctuations in interest rates in the near term will not materially affect our consolidated operating results, financial position or cash flow.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Quarterly Results. The following table presents unaudited consolidated operating results for each quarter within the two most recent fiscal years. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the following quarterly results when read in conjunction with our consolidated financial statements included elsewhere in this report. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full fiscal year.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2004
Revenues	$1,645,665	$2,063,245	$2,648,661	$2,415,546
Gross Profit	$511,489	$757,754	$992,533	$714,205
Loss from operations	$(1,607,926)	$(1,476,055)	$(989,773)	$(1,243,228)
Net Loss	$(1,917,643)	$(1,675,379)	$(1,184,087)	$(2,433,584)
Loss Per share	$(.02)	$(.02)	$(.01)	$(.03)

Fiscal Year 2003
Revenues	$1,992,212	$2,114,995	$1,925,034	$2,444,760
Gross Profit	$759,710	$891,500	$663,839	$954,298
Loss from operations	$(1,275,767)	$(1,118,809)	$(1,608,562)	$(2,289,864)
Net Loss	$(1,391,171)	$(1,233,058)	$(1,968,691)	$(4,942,485)
Loss Per share	$(.02)	$(.02)	$(.03)	$(.06)

The increased net loss of $4,942,485 in the fourth quarter of fiscal year 2003 was due to the following three non-recurring adjustments resulting in $2,735,017 of expense: During the fourth quarter of fiscal 2003, we recorded an impairment of investment in advanced technologies of $1,879,107. During the fourth quarter of fiscal 2003, we reserved against the $580,657 note receivable from related party as we determined it is doubtful that the 44% shareholders of REN Corporation have the ability to repay the note. Also in the fourth quarter of fiscal year 2003, we determined that the goodwill recorded in connection with the acquisition of REN was impaired. REN’s customer backlog as of September was not sufficient to support the realization of goodwill. As a result, we wrote-off the $275,253 balance of goodwill related to REN.

The financial statements identified in Item 15 are filed as part of this Annual Report on Form 10-K.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have not had a change of independent auditors during our two most recent fiscal years or subsequent interim period.

ITEM 9A.	CONTROLS AND PROCEDUR ES

As of the end of the period covered by this annual report on Form 10-K, the Company’s management, under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.

There were no changes in our internal control over financial reporting during our fourth quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B.	OTHER INFORMATION

Not applicable.

PART III

IT EM 10.	DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors and Executive Officers

The information required by Item 10 regarding our directors, executive officers, audit committee and audit committee financial expert is incorporated by reference from the information under the captions “Proposal One — Election of Directors” and ‘Corporate Governance” in our definitive Proxy Statement (Notice of Annual Meeting of shareholders) for the fiscal year ended September 30, 2004 which we will file with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this report.

Code of Ethics

The Company has adopted a Code of Ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethics is filed with this report as Exhibit 14. This Code of Ethics is posted on our Website. The Internet address for our Website is www.rentechinc.com, and the Code of Ethics is provided under the section called Corporate Governance.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to (other than technical, administrative or non-substantive amendments), or waiver from, a provision of our Code of Ethics by posting such information on our Website, at the address and general location specified in the previous paragraph.

Audit Committee Financial Expert

The Company has determined that a member of the Audit Committee of the Board of Directors, Thomas L. Bury, qualifies as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K, and that he is “independent” as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934.

Section 16(A) Beneficial Ownership Reporting Compliance

Based solely upon our review of Securities and Exchange Commission Forms 3 and 4 and amendments to those forms submitted to us during the most recent fiscal year, we have identified no persons who were at any time during the fiscal year a director, officer, or beneficial owner of more than 10% of any class of equity securities and who failed to file such forms on a timely basis with the SEC, as required by Section 16(a) of the Securities Exchange Act during the most recent fiscal year or prior fiscal years.

IT EM 11.	EXECUTIVE COMPENSATION

The information required by Item 11 of Form 10-K is incorporated by reference to the information contained in the section captioned “Executive Compensation” of our definitive Proxy Statement for the fiscal year ended September 30, 2004 which we will file with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this report.

ITEM 12.	SECURITY O WNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to this item is incorporated herein by reference from the section entitled “Security Ownership of Certain Beneficial Owners and Management” in our definitive Proxy Statement for the fiscal year ended September 30, 2004 which we will file with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this report.

ITEM 13.	CERT AIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information with respect to this item is incorporated herein by reference from the section entitled “Certain Relationships and Related Transactions” in our definitive Proxy Statement for the fiscal year ended September 30, 2004 which we will file with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this report.

ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVIC ES

The information required by this item is included under the caption “Principal Accountant Fees and Services” in our definitive Proxy for the fiscal year ended September 30, 2004 which we will file with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this report.

PART IV

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDU LES

(a)	Financial Statements. See Index to Financial Statements and Schedule at page F-1.

(b)	Exhibits Required by Item 601 of Regulation S-K. See Index to Exhibits.

(c)	Financial Statement Schedules. See Index to Financial Statements and Schedules at page F-1.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENTECH, INC.

/s/ Dennis L. Yakobson
Date: December 6, 2004	Dennis L. Yakobson, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Dennis L. Yakobson
Date: December 6, 2004	Dennis L. Yakobson, President, Chief Executive Officer and Director

/s/ Ronald C. Butz
Date: December 6, 2004	Ronald C. Butz, Chief Operating Officer, Vice President, Secretary and Director

/s/ Geoffrey S. Flagg
Date: December 6, 2004	Geoffrey S. Flagg, Chief Financial Officer

/s/ Thomas L. Bury
Date: December 6, 2004	Thomas L. Bury, Director

/s/ Douglas L. Sheeran
Date: December 6, 2004	Douglas L. Sheeran, Director

/s/ Erich W. Tiepel
Date: December 6, 2004	Erich W. Tiepel, Director

EXHIBIT INDEX

3(i)	Restated Articles of Incorporation, dated November 30, 2004.

3(ii)	Bylaws dated November 30, 2004.

4.1	Shareholder Rights Plan dated November 10, 1998 (incorporated by reference to the exhibits to Rentech’s Current Report on Form 8-K filed on November 19, 1998).

4.2	Form of Stock Purchase Warrant issued to investors in the 1999 private placement of securities (incorporated by reference to Exhibit No. 4.2 to Annual Report on Form 10-KSB for the year end September 30, 1999 filed January 12, 2000).

4.3	Form of Convertible Promissory Note issued under the 2002 private placement of convertible promissory notes (incorporated by reference to the exhibits to Form S-3/A Amendment Two to Registration Statement No. 333-85682 filed October 28, 2002).

4.4	Form of Stock Purchase Warrant issued in the 2002 private placement of securities (incorporated by reference to the exhibits to Form S-3/A Amendment Two to Registration Statement No. 333-85682 filed October 28, 2002).

4.5	Form of Registration Rights Agreement (incorporated by reference to the exhibits to Form S-3/A Amendment Two to Registration Statement No. 333-85682 filed October 28, 2002).

4.6	Form of Non-statutory Stock Option Agreement (incorporated by reference to the exhibits to Form S-3/A Amendment Two to Registration Statement No. 333-85682 filed October 28, 2002).

4.7	Form of Convertible Promissory Note issued under the 2003 private placement of convertible promissory notes (incorporated by reference to the exhibits to Quarterly Report on Form 10-Q dated February 13, 2004).

4.8	Form of Stock Purchase Warrant issued under the 2003 private placement of convertible promissory notes (incorporated by reference to the exhibits to Quarterly Report on Form 10-Q dated February 13, 2004).

4.9	Senior Secured Note dated September 17, 2004 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed September 23, 2004).

4.10	Stock Purchase Warrant dated September 17, 2004 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed September 23, 2004).

4.11	Registration Rights Agreement dated September 17, 2004 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed September 23, 2004).

10.2	1994 Stock Option Plan (incorporated by reference to the exhibits to Post-Effective Amendment No. 5 to Rentech’s Registration Statement No. 33-37150-D Form S-18 on Form SB-2).

10.3	1996 Stock Option Plan (incorporated by reference to the exhibits to Rentech’s Current Report on Form 8-K dated December 18, 1996).

10.4	1998 Stock Option Plan (incorporated by reference to the exhibits to Rentech’s Registration Statement No. 333-95537 on Form S-8).

10.5	2001 Stock Option Plan (incorporated by reference to the exhibits to Rentech’s Annual Report on Form 10-K for the year ended September 30, 2002).

10.6	2003 Stock Option Plan (incorporated by reference to the exhibits to Rentech’s Annual Report on Form 10-K for the year ended September 30, 2002).

10.7	Employment Contract with executive officer of subsidiary REN Corporation (incorporated by reference to Exhibit 10.6 to Rentech’s Annual Report on Form 10-K for the year ended September 30, 2001).

10.8	License Agreement with Texaco Natural Gas, Inc. dated October 8, 1998 (incorporated by reference to Exhibit 10.10 to Rentech’s Annual Report on Form 10-KSB for the year ended September 30, 1998).

10.9	Technical Services Agreement dated June 14, 1999 between Rentech and Texaco Energy Systems, Inc. (incorporated by reference to Exhibit 10.7 to Rentech’s Annual Report on Form 10-K for the year ended September 30, 2001)

10.10	FT Solutions LLC Operating Agreement dated as of June 15, 2004 between Headwaters Technology Innovation Group, Inc. and Rentech, Inc. (incorporated by reference to the exhibits to Current Report on Form 8-K filed August 26, 2004).

10.11	Contribution Agreement dated as of June 15, 2004 Among Headwaters Technology Innovation Group, Inc., Rentech, Inc. and FT Solutions LLC (incorporated by reference to the exhibits to Current Report on Form 8-K filed August 26, 2004).

10.12	Patent and Trademark License Agreement dated June 15, 2004 Between Headwaters Technology Innovation Group, Inc. and FT Solutions LLC (incorporated by reference to the exhibits to Current Report on Form 8-K filed August 26, 2004).

10.13	Patent and Trademark License Agreement dated June 15, 2004 Between Rentech, Inc. and FT Solutions LLC (incorporated by reference to the exhibits to Current Report on Form 8-K filed August 26, 2004).

10.14	Patent and Trademark License Agreement dated as of June 15, 2004 Between FT Solutions LLC and Rentech, Inc. (incorporated by reference to the exhibits to Current Report on Form 8-K filed August 26, 2004).

10.15	Services Agreement Between Headwaters Technology Innovation Group, Inc., Rentech, Inc. and FT Solutions LLC (incorporated by reference to the exhibits to Current Report on Form 8-K filed August 26, 2004).

10.16	Services Contract with Wyoming Business Council dated June 7, 2004 (incorporated by reference to Exhibit No. 10.9 to the Current Report on Form 8-K filed June 7, 2004.

10.17	Technical Services Agreement with Clean Coal Power Resources, Inc. dated October 29, 2003 (incorporated by reference to Exhibit 10.1 to Rentech’s Current Report on Form 8-K dated December 11, 2003).

10.18	Letter of Intent with Pertamina dated October 2, 2001 (incorporated by reference to Exhibit No. 10.12 to Rentech’s Amendment No. Two to Registration Statement No. 333-85682 on Form S-3/A).

10.19	Memorandum of Understanding with GTL Bolivia, S.A. dated June 22, 2001 (incorporated by reference to Exhibit No. 10.14 to Rentech’s Amendment No. Two to Registration Statement No. 333-85682 on Form S-3/A).

10.20	Memorandum of Understanding with Jacobs Engineering U.K. Limited dated January 20, 2004, 1999 (incorporated by reference to exhibits to Current Report on Form 8-K filed January 29, 2004).

10.21	Memorandum of Understanding dated June 4, 2004 with the Independent State of New Guinea, Niugini Gas & Chemicals Pte Ltd and I&G Venture Capital Co. Ltd (incorporated by reference to Exhibit 99 to Current Report on Form 8-K filed June 30, 2004).

10.23	Employment Agreement with Charles B. Benham (incorporated by reference to Exhibit No. 10.18 to Rentech’s Amendment No. Two to Registration Statement No. 333-85682 on Form S-3/A).

10.24	Employment Agreement with Mark S. Bohn (incorporated by reference to Exhibit No. 10.19 to Rentech’s Amendment No. Two to Registration Statement No. 333-85682 on Form S-3/A).

10.25	Employment Agreement with Ronald C. Butz (incorporated by reference to Exhibit No. 10.20 to Rentech’s Amendment No. Two to Registration Statement No. 333-85682 on Form S-3/A).

10.26	Employment Agreement with Dennis L. Yakobson (incorporated by reference to Exhibit No. 10.22 to Rentech’s Amendment No. Two to Registration Statement No. 333-85682 on Form S-3/A).

14	Code of Ethics

21	Subsidiaries of Rentech, Inc.

23	Consent of Independent Certified Public Accountants.

31.1	Certification of President and Chief Executive Officer Pursuant to Rule 15d-14(a).

31.2	Certification of Chief Financial Officer pursuant to Rule 15d-14(a).

32.1	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

RENTECH, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors

Rentech, Inc.

Denver, Colorado

We have audited the accompanying consolidated balance sheets of Rentech, Inc. and Subsidiaries (the “Company”) as of September 30, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years ended September 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2004 and 2003 and the results of their operations and their cash flows for each of the three years ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has experienced circumstances, which raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ehrhardt Keefe Steiner & Hottman PC

November 23, 2004

Denver, Colorado

RENTECH, INC.

Consolidated Balance Sheets

	September 30,
	2004	2003
Assets
Current assets
Cash	$255,417	$315,763
Restricted cash (Note 9)	—	500,000
Accounts receivable, net of $143,255 (2004) and $17,500 (2003) allowance for doubtful accounts (Note 17)	1,172,140	1,143,813
Costs and estimated earnings in excess of billings (Note 12)	177,010	482,070
Other receivables	78,133	23,757
Receivable from related party (Note 5)	18,868	30,097
Inventories (Note 2)	505,918	535,782
Prepaid expenses and other current assets	33,656	178,720

Total current assets	2,241,142	3,210,002

Property and equipment, net (Note 3)	3,720,084	4,217,953

Other assets
Licensed technology, net of accumulated amortization of $2,535,089 (2004) and $2,306,308 (2003)	896,059	1,124,841
Capitalized software costs, net of accumulated amortization of $96,081 (2004) and $868,343 (2003)	—	32,027
Goodwill, net of accumulated amortization of $400,599 (2004) and $400,599 (2003) (Note 13)	1,006,554	1,006,554
Non-compete agreement, net of accumulated amortization of $0 (2004) and $71,567 (2003)	—	90,934
Investment in advanced technology companies (Note 4)	611,500	1,200,000
Technology rights, net of accumulated amortization of $201,422 (2004) and $172,648 (2003)	86,324	115,098
Deferred acquisition costs (Note 1)	413,944	—
Debt issuance costs (Note 9)	322,469	133,691
Deposits and other assets	81,212	56,014

Total other assets	3,418,062	3,759,159

Total assets	$9,379,288	$11,187,114

(Continued on following page.)

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Balance Sheets

(Continued from previous page.)

	September 30,
	2004	2003
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$700,301	$960,561
Billings in excess of costs and estimated earnings (Note 12)	115,080	6,300
Accrued payroll and benefits	444,338	526,899
Deferred compensation (Note 11)	434,646	437,958
Accrued liabilities	286,538	473,265
Other liability	—	142,000
Convertible notes payable to related parties (Note 19)	185,166	87,899
Lines of credit payable, net of debt issuance costs (Note 9)	1,185,114	1,428,072
Current portion of long-term debt (Note 7)	100,879	86,351
Current portion of long-term convertible debt to stockholders (Note 8)	55,733	632,435

Total current liabilities	3,507,795	4,781,740

Long-term liabilities
Long-term debt, net of current portion (Note 7)	1,079,498	1,054,183
Long-term convertible debt to stockholders, net of current portion (Note 8)	1,657,210	2,147,256
Lessee deposits	7,485	7,485
Investment in Sand Creek (Note 5)	18,911	15,070
Investment in FT Solutions, LLC (Note 6)	70,525	—

Total long-term liabilities	2,833,629	3,223,994

Total liabilities	6,341,424	8,005,734

Minority interest (Note 14)	—	154,269

Commitments and contingencies (Notes 1, 5, and 11)

Stockholders’ equity (Note 10)
Series A convertible preferred stock - $10 par value; 200,000 shares authorized; 200,000 shares issued and no shares outstanding; $10 per share liquidation value	—	—
Series B convertible preferred stock - $10 par value; 800,000 shares authorized; 691,664 shares issued and no shares outstanding; $10 per share liquidation value	—	—
Series C participating cumulative preferred stock - $10 par value; 500,000 shares authorized; no shares issued and outstanding	—	—
Common stock - $.01 par value; 150,000,000 shares authorized; 89,708,509 and 79,336,585 shares issued and outstanding	897,085	793,366
Additional paid-in capital	49,790,518	42,672,791
Accumulated deficit	(47,649,739)	(40,439,046)

Total stockholders’ equity	3,037,864	3,027,111

Total liabilities and stockholders’ equity	$9,379,288	$11,187,114

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Statements of Operations

	For the Years Ended September 30,
	2004	2003	2002
Revenues (Notes 16 and 17)
Product sales	$2,265,567	$2,161,138	$1,927,854
Service revenues	6,507,550	6,215,863	7,392,481
Royalty income	—	100,000	240,000

Total revenues	8,773,117	8,477,001	9,560,335

Cost of sales
Product sales	1,166,816	1,036,919	932,677
Service costs	4,630,320	4,170,735	4,401,566
Research and development contract costs	—	—	128,000

Total cost of sales	5,797,136	5,207,654	5,462,243

Gross profit	2,975,981	3,269,347	4,098,092

Operating expenses
General and administrative expense	6,978,625	7,922,541	7,327,898
Depreciation and amortization	541,985	853,951	889,831
Research and development	772,353	785,857	742,923

Total operating expenses	8,292,963	9,562,349	8,960,652

Loss from operations	(5,316,982)	(6,293,002)	(4,862,560)

Other income (expenses)
Impairment of investments (Notes 4, 13 and 14)	(646,367)	(2,201,682)	—
Equity in loss of investee (Notes 5 and 6)	(252,415)	(205,890)	(252,013)
Interest income	14,842	23,338	36,468
Interest expense	(911,647)	(999,492)	(267,618)
Gain (loss) on disposal of fixed assets	(252,393)	(1,118)	189

Total other income (expense)	(2,047,980)	(3,384,844)	(482,974)

Minority interest in subsidiary’s net loss (Notes 1 and 14)	154,269	142,441	12,921

Net loss	(7,210,693)	(9,535,405)	(5,332,613)
Dividend requirements on convertible preferred stock (Note 10)	—	—	136,932

Loss applicable to common stockholders	$(7,210,693)	$(9,535,405)	$(5,469,545)

Basic and diluted loss per common share	$(.08)	$(.13)	$(.08)

Basic and diluted weighted-average number of common shares outstanding	85,932,544	73,907,041	69,987,685

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Statements of Stockholders’ Equity

	Convertible Preferred Stock						Additional Paid-in Capital	Unearned Compensation	Accumulated Deficit	Total Stockholders’ Equity
	Series A		Series B		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, September 30, 2001	—	—	27,778	$277,780	66,665,631	$666,653	$36,384,562	$(21,266)	$(25,571,028)	$11,736,701
Common stock issued for cash, net of offering costs of $122,644 (Note 10)	—	—	—	—	2,926,969	29,272	1,311,334	—	—	1,340,606
Common stock issued for options and warrants exercised (Note 10)	—	—	—	—	606,474	6,065	129,338	—	—	135,403
Preferred stock issued for cash, net of offering costs of $25,000 (Note 10)	—	—	50,000	500,000	—	—	(25,000)	—	—	475,000
Common stock issued for conversion of preferred stock (Note 10)	—	—	(77,778)	(777,780)	1,591,593	15,917	761,863	—	—	—
Stock options granted/earned for services (Note 10)	—	—	—	—	—	—	67,579	21,266	—	88,845
Deemed dividends on preferred stock of $136,932 (Note 10)	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(5,332,613)	(5,332,613)

Balance, September 30, 2002	—	—	—	—	71,790,667	717,907	38,629,676	—	(30,903,641)	8,443,942
Common stock issued for cash, net of offering costs of $92,722 (Note 10)	—	—	—	—	3,502,847	35,028	1,448,531	—	—	1,483,559
Common stock issued for options and warrants exercised (Note 10)	—	—	—	—	82,000	820	65,600	—	—	66,420
Common stock issued for conversion of convertible notes (Note 10)	—	—	—	—	3,661,071	36,611	1,662,179	—	—	1,698,790
Common stock granted/earned for services (Note 10)	—	—	—	—	300,000	3,000	156,000	—	—	159,000
Offering costs of convertible notes (Note 10)	—	—	—	—	—	—	710,805	—	—	710,805
Net loss	—	—	—	—	—	—	—	—	(9,535,405)	(9,535,405)

Balance, September 30, 2003	—	—	—	—	79,336,585	$793,366	$42,672,791	$—	$(40,439,046)	$3,027,111

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Statements of Stockholders’ Equity

	Convertible Preferred Stock						Additional Paid-in Capital	Unearned Compensation	Accumulated Deficit	Total Stockholders’ Equity
	Series A		Series B		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Common stock issued for cash, net of offering costs of $95,600 (Note 10)	—	—	—	—	986,665	9,867	338,533	—	—	348,400
Common stock issued for options and warrants exercised, net of offering costs of $155,595 (Note 10)	—	—	—	—	5,736,687	57,367	4,049,990	—	—	4,107,357
Common stock issued for conversion of convertible notes (Note 10)	—	—	—	—	3,569,835	35,698	1,647,218	—	—	1,682,916
Stock options granted for services (Note 10)	—	—	—	—			28,522	—	—	28,522
Stock options granted for stand-still agreement (Note 10)	—	—	—	—			117,235	—	—	117,235
Warrants granted for services (Note 10)	—	—	—	—			44,588	—	—	44,588
Warrants issued in conjunction with line of credit (Notes 9 and 10)	—	—	—	—			511,962	—	—	511,962
Common stock issued for services (Note 10)	—	—	—	—	78,737	787	72,679	—	—	73,466
Offering costs of convertible notes (Note 10)	—	—	—	—	—	—	307,000	—	—	307,000
Net loss	—	—	—	—	—	—	—	—	(7,210,693)	(7,210,693)

Balance, September 30, 2004	—	$—	—	$—	89,708,509	$897,085	$49,790,518	$—	$(47,649,739)	$3,037,864

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Statements of Cash Flows

	For the Years Ended September 30,
	2004	2003	2002
Cash flows from operating activities
Net loss	$(7,210,693)	$(9,535,405)	$(5,332,613)

Adjustments to reconcile net loss to net cash used in operating activities
Increase in allowance for doubtful accounts	—	5,500	4,675
Depreciation	425,854	420,559	485,036
Amortization	322,649	606,579	744,936
Accrued interest expense	43,655	80,380	—
Salaries expense paid through debt	357,878	800,341	—
Impairment of investments	646,367	2,201,682	—
Bad debt expense	125,755	625,636	191,779
Revenue recognized from contract liability	—	—	(750,000)
Interest income on receivable from related party	—	(10,058)	(16,038)
Loss on disposal of fixed assets	252,393	1,118	189
Equity in loss of investee	252,415	205,890	252,013
Minority interest in net loss of subsidiary	(154,269)	(142,441)	(12,921)
Common stock issued for services	73,466	159,000	—
Stock options and warrants issued for services	190,345	—	88,845
Changes in operating assets and liabilities, net of business combination
Accounts receivable	(154,082)	242,594	304,277
Costs and estimated earnings in excess of billings	305,060	306,657	(715,707)
Other receivables and receivable from related party	(43,147)	29,606	38,539
Inventories	129,890	(110,647)	(19,155)
Prepaid expenses and other current assets	389,912	290,781	324,571
Accounts payable	(260,259)	74,307	2,999
Billings in excess of costs and estimated earnings	108,780	(138,485)	13,855
Accrued liabilities, accrued payroll and other	(414,599)	192,014	221,905

	2,598,063	5,841,013	1,159,798

Net cash used in operating activities	(4,612,630)	(3,694,392)	(4,172,815)

Cash flows from investing activities
Purchase of property and equipment	(183,988)	(161,221)	(227,354)
Proceeds from disposal of fixed assets	5,600	3,674	9,990
Cash used in purchase of investments	(178,049)	(196,684)	(248,820)
Deposits and other assets	4,441	416,281	(112,909)

Net cash provided by (used in) investing activities	(351,996)	62,050	(579,093)

Cash flows from financing activities
Proceeds from issuance of common stock, net of offering costs	4,706,951	1,577,100	1,456,724
Proceeds from issuance of convertible preferred stock, net of offering costs	—	—	500,000
Proceeds from stock subscription receivable	—	76,186	250,000
Purchase of restricted cash	—	—	(500,000)
Payment of offering costs	(265,811)	(92,722)	(147,644)
Payment of debt issuance costs	(270,982)	—	—
Proceeds from line of credit, net	714,533	(65,767)	1,493,839
Proceeds from long-term debt and long-term convertible debt	565,000	2,505,000	2,250,000
Payments on related party payable	—	—	(30,600)
Payments on long-term debt and long-term convertible debt	(545,411)	(1,084,612)	(380,943)

Net cash provided by financing activities	4,904,280	2,915,185	4,891,376

Increase (decrease) in cash	(60,346)	(717,157)	139,468
Cash, beginning of year	315,763	1,032,920	893,452

Cash, end of year	$255,417	$315,763	$1,032,920

Continued on the following page.

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Statements of Cash Flows

(Continued from previous page.)

	For the Years Ended September 30,
	2004	2003	2002
Cash payments for interest	$437,615	$368,553	$267,618

Excluded from the statements of cash flows were the effects of certain noncash investing and financing activities as follows:

	For the Years Ended September 30,
	2004	2003	2002
Issuance of common stock for conversion of convertible notes payable	$1,682,916	$1,698,790	$—
Purchase of annual insurance financed with a note payable	$244,848	$215,855	$246,753
Purchase of property and equipment financed with a note payable	$102,014	$28,910	$—
Deferred financing charges for convertible promissory notes	$307,000	$710,806	$—
Warrants issued in conjunction with line of credit	$511,962	$—	$—
Reclassification of property and equipment to inventory	$100,026	$—	$—
Reclassification of inventory to property and equipment	$—	$332,258	$—
Issuance of common stock for exercise of stock options in partial settlement of accrued payroll	$—	$65,600	$65,744
Issuance of common stock from conversion of preferred stock and dividends	$—	$—	$777,780
Issuance of common stock for stock subscription receivable	$—	$—	$76,186
Issuance of common stock for prepaid expense and services	$—	$—	$269,153
Increase in accrued liability for note receivable	$—	$—	$325,795
Reclassification of goodwill to note receivable	$—	$—	$229,561
Issuance of stock options for services	$—	$—	$67,579

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Description of Business

Rentech, Inc. (“Rentech”, “we”, or “the Company”) was incorporated on December 18, 1981 in the state of Colorado to develop and market processes for conversion of low-value, carbon-bearing solids or gases into high-value hydrocarbons, including high-grade diesel fuel, naphthas and waxes (“the Rentech Process”). The Company’s activities prior to 1994 were primarily directed toward obtaining financing, licensing its technology to third parties and completing full-scale plant processing to demonstrate the Company’s technology to prospective licensees. During 1994, the Company entered into contracts to provide basic engineering design relating to the construction of plants using the Company’s gas conversion technology. In March 1997 with the acquisition of the assets of OKON, Inc. (“OKON”), the Company entered into the business of manufacturing and selling water-based stains, sealers and coatings. In June 1999 with the acquisition of the assets of Petroleum Mud Logging, Inc. and Petroleum Well Logging, Inc. (“PML”), the Company entered into the oil and gas field services business of logging the progress of drilling operations for the oil and gas industry. In August 2001 with the acquisition of 56% of REN Corporation (“REN”), the Company entered into the business of manufacturing complex microprocessor controlled industrial automation systems primarily for the fluid power industry.

Management’s Plans

From the Company’s inception on December 18, 1981 through September 30, 2004, the Company has incurred losses in the amount of $47,649,739. For the year ended September 30, 2004, the Company recognized a $7,210,693 net loss. If the Company does not operate at a profit in the future, the Company may be unable to continue its operations at the present level.

The Company has been successful in the past in obtaining debt and equity financing. For the years ended September 30, 2004, 2003 and 2002, the Company received net cash proceeds from the issuance of common stock of $4,706,951, $1,577,100 and $1,456,724. For the years ended September 30, 2004, 2003 and 2002, the Company received cash proceeds from long-term debt and long-term convertible debt to stockholders of $565,000, $2,505,000 and $2,250,000. For the years ended September 30, 2004, 2003 and 2002, the Company received cash proceeds from the issuance of convertible preferred stock of $0, $0 and $500,000.

Historically, we have has relied for working capital upon private placements of our equity represented by our common stock, supplemented by debt financing. On March 19, 2004, our shareholders approved an amendment to our articles of incorporation to increase the number of authorized shares of common stock from 100,000,000 to 150,000,000. To achieve our objectives as planned for fiscal year 2005, we will need substantial amounts of capital that we do not have now. We expect to issue additional shares of common stock, and we may issue shares of convertible preferred stock or other securities convertible into common stock to fund our working capital requirements, and to fund the acquisition of the East Dubuque plant. In addition, we are seeking a buyer to purchase our one-half interest in the assets of Sand Creek Energy, LLC. We are also engaged in negotiations for the sale of OKON. We believe that our current available cash, revenues from operations, and the potential sale of assets will not be sufficient to meet our cash operating requirements through the fiscal year ended September 30, 2005 without additional debt and equity financing. Obtaining equity financing through placements of additional securities or loans depends upon obtaining investors who are willing to invest in our equity securities, or debt instruments.

Our business historically has focused on research and development of our Fisher-Tropsch (FT) technology, and the licensing of it to third parties. During fiscal 2004 we expanded our original business strategy of licensing our technology to include the deployment of our Rentech Process in existing domestic fertilizer plants that we may acquire and in other selected domestic and international projects. We plan to conduct these activities through our wholly-owned subsidiary, Rentech Development Corporation. In the United States, we are planning to acquire interests in existing nitrogen fertilizer plants currently configured to use natural gas as feedstock. We plan to convert these plants to use coal or refinery residues, which are readily available and less expensive as feedstocks and to add our Rentech Process to produce Fischer-Tropsch liquid hydrocarbon products in addition to the nitrogen fertilizer already being produced by the plants. Our patent issued in October 2003 covers integration of our Rentech Process with nitrogen fertilizer processes.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Management’s Plans (continued)

We are planning to initially implement this strategy by purchasing Royster-Clark Nitrogen, Inc., which owns a nitrogen fertilizer plant in East Dubuque, Illinois (East Dubuque plant). As of September 30, 2004, we have incurred $413,944 of deferred acquisition costs related to this purchase, and an additional $429,940 of deferred acquisition costs subsequent to September 30, 2004 through the date of this filing.

On August 5, 2004, we entered into a letter of intent with Royster-Clark, Inc. expressing our mutual intent for us to purchase all the outstanding stock of Royster-Clark Nitrogen. The purchase price for the stock is $50 million. We are also to pay up to $13 million to acquire the net working capital of the business. The net working capital consists of current assets including accounts receivable and inventories and current liabilities including accounts payable and accrued liabilities. We are currently negotiating the terms of the definitive purchase agreement. The East Dubuque plant produces ammonia, urea ammonium nitrate (UAN), nitric acid and urea, among other fertilizer products. We intend to continue operating the plant for the production of nitrogen fertilizer products while we add a commercially available clean coal gasification process that converts the plant to use synthesis gas derived from coal, instead of more expensive natural gas. In addition, we plan to add our Rentech Process to produce liquid hydrocarbon products from the excess synthesis gas produced from the coal gasification process.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with original maturities of three months or less and money market accounts to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories consist of raw materials, work-in-process and finished goods and are valued at the lower of cost (first-in, first-out) or market. Inventories consist of paint, stains and sealers from our paint segment and test stand parts and hardware from our industrial automation systems segment.

Capitalized Software

The Company has capitalized its internal use software in accordance with Statement of Position 98-1. Capitalized software costs are amortized over a three-year period using the straight-line method.

Licensed Technology

Licensed technology represents costs incurred by the Company primarily for the retrofit of a plant used for the purpose of demonstrating the Company’s proprietary technology to prospective licensees, which it licenses to third parties under various fee arrangements. These capitalized costs are carried at the lower of amortized cost or net realizable value and are being amortized over fifteen years.

Goodwill

Goodwill, which relates to the acquisition of OKON in 1997, and the acquisition of PML in 1999, is no longer being amortized, and is tested annually for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization expense are computed using the straight-line method over the estimated useful lives of the assets, which range from three to thirty years, except for leasehold improvements, which are amortized over the shorter of the useful life or the remaining lease term. Maintenance and repairs are expensed as incurred. Major renewals and improvements are capitalized. When property and equipment is retired or otherwise disposed of, the assets and accumulated depreciation or amortization is removed from the accounts and the resulting gain or loss is reflected in operations.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Investment in Advanced Technology Companies

The Company has an investment in certain advanced technology companies (Note 4). The investment is stated at the estimated net realizable value and is evaluated periodically for impairment and is carried at the lower of cost or estimated net realizable value.

Investment in Sand Creek

The Company has a 50% investment in Sand Creek Energy, LLC (Note 5). The investment is accounted for using the equity method of accounting. Under such method, the Company’s proportionate share of net income (loss) is included as a separate item in the statement of operations.

Investment in FT Solutions, LLC

The Company has a 50% interest in a joint venture named FT Solutions, LLC (Note 6). The joint venture is accounted for using the equity method of accounting. Under such method, the Company’s proportionate share of net income (loss) is included as a separate item in the statement of operations.

Technology Rights

Technology rights are recorded at cost and are being amortized on a straight-line method over a ten-year estimated life. The technology rights represent certain rights and interest in Rentech’s licensed technology that were repurchased by Rentech in November 1997 from a company for consideration consisting of 200,000 shares of common stock and 200,000 warrants, which were valued at $287,746.

Long-Lived Assets

Long-lived assets and identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected future cash flow from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized and measured using the asset’s fair value.

Accrued Liabilities

The Company accrues significant expenses that occur during the year in order to match expenses to the appropriate period. These include audit and legal fees, as well as payroll expenses such as bonuses and vacation.

Provision for Warranty Expense

The financial statements include a product warranty reserve of $40,000 in 2004 and $35,000 in 2003. The reserve is based on estimates of future costs associated with fulfilling potential warranty obligations. The estimates are derived from historical cost experience.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

For all of our operating segments, revenue is only recognized when that there are no uncertainties regarding customer acceptance; persuasive evidence of an agreement exists documenting the specific terms of the transaction; the sales price is fixed or determinable; and collectibility is reasonably assured. Management assesses the business environment, the customer’s financial condition, historical collection experience, accounts receivable aging and customer disputes to determine whether collectibility is reasonably assured. If collectibility is not considered reasonably assured at the time of sale, the Company does not recognize revenue until collection occurs.

Sales of water-based stains sealers and coatings are recognized when the goods are shipped to the customers, as all goods are shipped FOB shipping point.

Revenues from oil and gas field services are recognized at the completion of the service or at the end of each month for longer-term projects based upon services provided during that month. Revenues are based upon the number of days worked on a well multiplied by the agreed upon daily rate. For jobs that are completed within the same month, revenue is recognized in that month. For jobs that take place over two or more months, revenue is recognized based on the number of days worked in that month.

Laboratory technical services revenues are recognized as the services are provided. Revenues from feasibility studies are recognized based on the percentage-of-completion method of accounting and per the terms of the contract. The percentage-of-completion method of accounting is discussed below in the section titled Accounting for Fixed Price Contracts.

Revenue from the manufacture of industrial automation systems is recognized based upon the percentage-of-completion method of accounting and per the terms of customer contracts. The percentage-of-completion method of accounting is discussed below in the section titled Accounting for Fixed Price Contracts.

Royalty fees are recognized when the revenue earning activities that are to be provided by the Company have been performed and no future obligation to perform services exists.

Rental income is recognized monthly as per the lease agreement, and is included in the alternative fuels segment as a part of service revenues.

Accounting for Fixed Price Contracts

Revenues from fixed price contracts are recognized on the percentage-of-completion method for projects in which reliable estimates of the degree of completion are possible. If reliable estimates are not available, the completed contract method is used. For contracts accounted for under the percentage-of-completion method, the amount of revenue recognized is the percentage of the total contract price that the cost expended to date bears to the anticipated final total cost, based upon current estimates of the cost to complete the contract. Contract cost includes all labor and benefits, materials unique to or installed in the project, subcontract costs and allocations of indirect costs. General and administrative costs are charged to expense. Provisions for estimated losses on uncompleted contracts are provided for when determined, regardless of the completion percentage. As contracts can extend over one or more accounting periods, revisions in costs and earnings estimated during the course of the work are reflected during the accounting period in which the facts that require such revisions become known.

Project managers make significant assumptions concerning cost estimates for labor hours, consultant hours and other project costs. Due to the uncertainties inherent in the estimation process, and the potential changes in customer needs as projects progress, it is at least reasonably possible that completion costs for some uncompleted projects may be further revised in the near-term and that such revisions could be material.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Cost of Sales Expenses

Cost of sales expenses include direct materials, direct labor, indirect labor, employee fringe benefits and other miscellaneous costs to produce water-based stains, sealers and coatings, to manufacture industrial automation systems and to complete oil and gas field services and technical services.

General and Administrative Expenses

General and administrative expenses include employee’s salaries and fringe benefits, travel, consulting, occupancy, public relations and other costs incurred in each operating segment.

Research and Development Expenses

Research and development expenses include direct materials, direct labor, indirect labor, employee fringe benefits and other miscellaneous costs incurred to develop and refine certain technologies employed in the respective operating segment. These costs are expensed as incurred.

Advertising Costs

The Company recognizes advertising expense when incurred. Advertising expense was approximately $16,450, $31,900 and $50,700 for the years ended September 30, 2004, 2003 and 2002.

Minority Interest

Minority interests in the net assets of subsidiaries are reflected separately in the consolidated financial statements below current liabilities. Minority interests in the net loss of a subsidiary are reflected as an addition to consolidated net loss, reduced by the excess of any losses applicable to the minority interest in a subsidiary that exceed the minority interest in the equity capital of the subsidiary. The Company accounts for the excess loss in accordance with Accounting Research Bulletin No. 51, “Consolidated Financial Statements” (“ARB 51”) as the minority interest shareholders have no obligation to make good on such losses. As of September 30, 2004, the Company had a minority interest excess loss of $134,919, which was charged against the majority interest on the Consolidated Statement of Operations, reducing the total minority interest expense to $154,269.

Income Taxes

The Company accounts for income taxes under the liability method, which requires an entity to recognize deferred tax assets and liabilities. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Net Loss Per Common Share

Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS No. 128”) provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing income (loss) applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share.

For the years ended September 30, 2004, 2003, and 2002, total stock options of 3,131,500, 4,827,766 and 5,104,766, total stock warrants of 3,875,602, 6,599,905 and 4,140,836, total long-term convertible debt which is convertible into shares of

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Net Loss Per Common Share (continued)

common stock of 4,185,137, 6,408,114 and 4,448,680 and total convertible notes payable to related parties which is convertible into shares common stock of $393,009, $559,720 and $0 in fiscal 2004, 2003 and 2002 were not included in the computation of diluted loss per share because their effect was anti-dilutive.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable.

The Company’s cash is in demand deposit accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

Concentrations of credit risk with respect to accounts receivable are higher due to a few customers dispersed across geographic areas. The Company reviews a customer’s credit history before extending credit and establishes an allowance for doubtful accounts based upon the credit risk of specific customers, historical trends and other information. Generally, the Company does not require collateral from its customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Fair values of accounts receivables, other current assets, accounts payable, accrued liabilities and other current liabilities are assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value or they are receivable or payable on demand.

The carrying amount of convertible debt and other debt outstanding also approximates their fair value as of September 30, 2004 and 2003 because interest rates on these instruments approximate the interest rate on debt with similar terms available to the Company.

Stock Option Plan

The Company applies Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, and related interpretations in accounting for all stock option plans. Under APB Opinion 25, compensation cost is recognized for stock options issued to employees when the exercise price of the Company’s stock options granted is less than the market price of the underlying common stock on the date of grant.

Statement of Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” requires the Company to provide pro forma information regarding net loss as if compensation cost for the Company’s stock options plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Stock Option Plan (continued)

The Company applies Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation (“FIN 44”). FIN 44 clarifies the application of APB Opinion 25 for certain issues related to stock issued to employees.

Under the accounting provisions for SFAS No. 123, the Company’s net loss and net loss per share would have been increased by the pro forma amounts indicated below:

	For the Years Ended September 30,
	2004	2003	2002
Loss applicable to common stock
As reported	$(7,210,693)	$(9,535,405)	$(5,469,545)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	$(185,817)	$(20,808)	$(154,922)

Pro forma	$(7,396,510)	$(9,556,213)	$(5,624,467)
Loss per common share
As reported	$(.08)	$(.13)	$(.08)
Pro forma	$(.09)	$(.13)	$(.08)

Comprehensive Loss

Comprehensive loss is comprised of net loss and all changes to the consolidated statement of stockholders’ equity except those changes made due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the years ended September 30, 2004, 2003, and 2002, the Company had no items of comprehensive loss other than net loss; therefore, a separate statement of comprehensive loss has not been presented for these periods.

Recent Accounting Pronouncements

In December 2003, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. SAB No. 104 revises or rescinds portions of the interpretive guidance related to revenue recognitions included in Topic 13 of the codification of the staff accounting bulletins. SAB No. 104 became effective when issued, and adoption by the Company did not have a material impact on its financial position or results of operations.

In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation 46R (FIN 46R), a revision to Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provisions of FIN 46 until the effective date of FIN 46R or elect early adoption of FIN 46R. The adoption of FIN 46 and FIN 46R did not have a material impact on our financial statements.

In March 2004, the EITF issued EITF Issue No. 03-06, “Participating Securities and the Two-class Method Under FASB Statement No. 128, Earnings Per Share.” EITF Issue No. 03-06 addresses a number of questions regarding the computation of earnings per share (EPS) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. This pronouncement is effective for fiscal periods beginning after March 31, 2004. The Company does not believe that the adoption of this standard will have an impact on its computation of EPS.

In March 2004, the EITF reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The Company does not believe that the adoption of this standard will have a material impact on its financial position or results of operations.

In July 2004, the FASB ratified Emerging Issues Task Force (EITF) consensus on Issue No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock, which provides guidance regarding application of the equity method of accounting to investments other than common stock. EITF Issue No. 02-14 will be effective in reporting periods beginning after September 15, 2004. We do not believe the adoption of EITF Issue No. 02-14 will have a material impact on our financial statements.

Note 2 – Inventories

Inventories consist of the following:

	September 30,
	2004	2003
Finished goods	$99,919	$168,055
Work in process	37,134	51,714
Raw materials	368,865	316,013

	$505,918	$535,782

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 3 – Property and Equipment

Property and equipment consist of the following:

	September 30,		Useful Lives
	2004	2003
Land	$204,362	$204,362	—
Buildings	1,586,705	1,586,705	30
Machinery and equipment	2,640,508	2,560,175	5
Office furniture and equipment	763,808	703,807	3-7
Construction-in-progress	—	346,258	—
Vehicles	231,081	136,910	3
Leasehold improvements	382,284	382,284	5

	5,808,748	5,920,501
Less accumulated depreciation	(2,088,664)	(1,702,548)

	$3,720,084	$4,217,953

Note 4 – Investment in Advanced Technology Companies

On May 29, 1998, the Company acquired a 10% ownership in INICA, Inc. for $3,079,107. During the fourth quarter of fiscal 2003, the Company exchanged its 10% ownership in INICA for a 2.28% ownership in the common stock of Global Solar Energy, Inc. (“GSE”) and a 5.76% ownership in the common stock of Infinite Power Solutions, Inc. (“IPS”). GSE manufactures and markets flexible photovoltaic (PV) modules, while IPS is developing micro-miniature thin-film rechargeable batteries. As of September 30, 2003, the Company assessed the value of its minority ownership interests in GSE and IPS based upon currently available information. We used the most recent equity transaction to establish a per share price for our shares in GSE. We used that most recent equity transaction as a baseline and then added a 25% premium for future upside potential. Our 410,400 shares were valued at $750,000. We used the most recent equity transaction to establish a per share price for our shares in IPS. We used that most recent equity transaction as a baseline and then added a 25% premium for future upside potential. Our 375,840 shares were valued at $450,000. As a result of that assessment, the Company recorded an impairment of investment of approximately $1,900,000, reducing the net realizable value of the investment to $1,200,000. As of September 30, 2004, the Company completed an assessment of the value of its minority ownership interests in GSE and IPS based upon currently available information. No additional equity transactions have occurred since the prior calculation was completed. The existing debt of GSE is convertible, but it is not expected to convert at less than the value of the most recent equity transaction. As a result of the significant difference between previously projected revenues and cash flow for fiscal 2004 and current projections, as well as the revised projections for fiscal 2005, management concluded that the premium added to the value of the stock was impaired. Therefore, we reduced our valuation of our GSE shares to value of the most recent equity transaction, or $611,500. Due to the fact that IPS has only enough cash to get through December 2004 and that it has not yet reached the point of signing a memorandum of understanding or a letter of intent with any potential new partners, management concluded that Rentech’s investment in IPS has suffered an impairment. As there are no definitive agreements that would lead us to believe that IPS will continue its operations into 2005, we concluded that the investment is fully impaired and we wrote our investment down to $0. As a result of that assessment, the Company recorded an impairment of investment of $588,500 and the investment in the two Advanced Technology Companies is recorded at the estimated net realizable value of $611,500. The assessment that the Company performed was based upon estimates. The actual value that is realized from these investments may be more or less than $611,500. The Company will recognize gains or losses on these investments, if any, when realized.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 5 – Investment in Sand Creek

On January 7, 2000, the Company and Republic Financial Corporation (“Republic”) through Sand Creek Energy, LLC (SCE) purchased the “Sand Creek” methanol facility and all the supporting infrastructure, buildings and the underlying 17-acre site. The Company and Republic do not expect to use the Sand Creek plant for commercial production of liquid hydrocarbons. Instead, the Company plans to sell some or all of the assets of SCE.

The owner of the facility is SCE, which is 50 percent owned by Rentech Development Corporation, a wholly owned subsidiary of the Company, and 50 percent owned by RFC-Sand Creek Development, LLC, a wholly-owned subsidiary of Republic Financial Corporation.

For the years ended September 30, 2004 and 2003, the Company has contributed $178,049 and $196,684 to SCE and has recognized $181,890 and $205,890 related to its equity in SCE’s losses. As of September 30, 2004 and 2003, the Company had a $18,868 and a $30,097 receivable due from SCE. As of September 30, 2004 and 2003, SCE had no short-term or long-term debt.

Note 6 – Investment in FT Solutions, LLC

On June 15, 2004, the Company and Headwaters Technology Innovation Group, Inc., a wholly owned subsidiary of Headwaters Incorporated, signed an operating agreement forming a 50/50 joint venture between the two companies to combine their respective iron-based Fischer-Tropsch (FT) technologies. In doing so, the companies believe the joint venture can deliver the most advanced, cost effective iron-based FT technology available in the market place today. The companies believe they can take full advantage of both parties’ FT experience and proprietary intellectual properties as well as the clean coal technologies developed by Headwaters. The joint venture is a limited liability company named “FT Solutions, LLC” (FTS).

Under the terms of the agreement, FTS will be the licensor of the combined FT technology and will promote and license the combined technology for use in FT projects developed by Headwaters worldwide and for all Headwaters and Rentech FT projects in China. FTS will receive license fees and royalties from Headwaters’ FT projects and all Headwaters and Rentech FT projects in China and will provide basic engineering and technical services for those projects. Rentech has the exclusive right to develop and license non-Headwaters FT projects worldwide excluding China and will retain 100% of all licensing fees and royalties for non-Headwaters FT projects and will provide both engineering and technical services for those projects. FTS has the exclusive right to manufacture and sell (or license the right to manufacture and sell) FT catalysts for all Headwaters and Rentech FT projects worldwide. Both Headwaters and Rentech will continue developing FT technology through FTS.

For the year ended September 30, 2004, the Company has contributed $0 to FTS and has recognized $70,525 related to its equity in FTS’s losses. As of September 30, 2004, FTS had no short-term or long-term debt.

On June 15, 2004, the Company, Headwaters Technology Innovation Group, Inc., and FTS also signed a services agreement whereby both parties acknowledge that they may provide certain services to FTS with respect to qualified FT projects as set forth in the agreement. Rentech Services Corporation, a wholly owned subsidiary of the Company, provided services to FTS during the fourth quarter of FY 2004. As of September 30, 2004, the Company had a $59,506 receivable due from FTS.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 7 – Long-Term Debt

Long-term debt consists of the following:

	September 30,
	2004	2003
Mortgage dated February 8, 1999; monthly principal and interest payments of $7,067 with interest of 6.5% unpaid principal and accrued interest due March 1, 2029; collateralized by land and building.	$1,028,742	$1,041,312
Various promissory notes; monthly principal and interest payments of $4,290 with interest of 0% to 9.6%, unpaid principal and interest maturing from May 2005 through January 2009; collateralized by certain fixed assets of the Company.	151,635	99,222

Total long-term debt	1,180,377	1,140,534
Less current maturities	(100,879)	(86,351)

Long-term debt	$1,079,498	$1,054,183

Future maturities of long-term debt are as follows:

Year Ending September 30,
2005	$100,879
2006	56,888
2007	39,413
2008	29,119
2009	25,526
Thereafter	928,552

$1,180,377

Note 8 – Long-Term Convertible Debt

On February 25, 2002, the Company issued four long-term convertible notes totaling $2,250,000 to existing stockholders of the Company, which accrued interest at 8.5% and mature on February 25, 2006. The Company recorded $132,461 in debt issuance costs related to these notes. Monthly payments on the notes of $19,526 commenced on April 1, 2002. The notes are convertible into no more than 4,500,000 registered shares of the Company’s common stock, less two shares for every dollar of principal reduction of the notes paid in the form of cash. The notes allow the Lenders to convert part or all of the principal balance into common stock at a conversion price of $0.50 per share if the market price of the common stock on the conversion date is $0.50 per share or higher. Starting on the first day of the thirteenth calendar month following the date of the notes, and continuing on the first day of each succeeding month until the notes are paid in full, principal in the amount of one-thirty-sixth of the declining principal balance of the notes automatically converts into the Company’s common stock at a conversion price of $0.50 per share. If the average daily market price for the seven trading days preceding the first day of such calendar month is less than $0.50 per share, the difference between $0.50 per share and the average of the seven trading days preceding the date of conversion will be multiplied by the number of shares issued to the Lenders as a result of the conversion, and the resulting dollar amount will be added to the remaining principal balance of the notes. The notes are secured by the assets of OKON, Inc., including the capital stock of that company. The notes began to automatically convert into the Company’s common stock on March 1, 2003. As per the terms of the notes, the automatic conversion will continue on the first day of each succeeding month. As a result, $316,887 of the long-term convertible debt to stockholders is scheduled to convert into the Company’s common stock during the next twelve months. The balance of these convertible notes at September 30, 2004 and 2003 was $1,131,457 and $1,648,463, respectively.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 8 – Long-Term Convertible Debt (continued)

During January, February, and April 2003, the Company entered into ten convertible notes totaling $1,955,000 with existing stockholders of the Company, which accrued interest at 9% and matured in January, February and April 2004. The Company recorded $136,244 in debt issuance costs related to these notes. For certain notes, the market price of the Company’s common stock was greater than the conversion rate included in the notes. As a result, the Company recorded $459,333 in deferred financing charges related to these notes, which were amortized over the life of the notes. Two of the notes automatically converted during fiscal 2003 into 2,599,912 shares of the Company’s common stock as the average closing price of the Company’s common stock for five days exceeded $0.65 and the Company fully amortized the remaining debt issuance costs related to these two notes. The remaining eight notes were converted into 1,947,423 shares of common stock of the Company during fiscal 2004.

On August 28, 2003, the Company entered into two convertible notes totaling $865,000 with existing stockholders of the Company, of which, $550,000 was received in fiscal 2003 and $315,000 was received in fiscal 2004. The notes bear interest at 10% and mature on August 28, 2006, with all unpaid principal and interest due at that time. Interest-only payments are due on the first day of each month. The Company recorded $10,133 in debt issuance costs related to these notes, including $1,650 in the year ended September 30, 2004. In addition, the market price of the Company’s common stock was greater than the conversion rate included in the notes. As a result, the Company recorded $431,333 in deferred financing charges related to these notes, including $187,000 in the year ended September 30, 2004. The deferred financing charges will be amortized over the life of the notes. The notes are convertible at any time in whole or in part into registered common stock of the Company at a conversion rate of $0.45 per share. The balance of these convertible notes at September 30, 2004 and 2003 was $865,000 and $312,453, respectively.

Future maturities of long-term convertible debt are as follows, including automatic conversions to common stock as well as cash payments:

Year Ending September 30,
2005	$372,620
2006	758,837
2007	581,486

$1,712,943

Required cash payments for the year ended September 30, 2005 after automatic conversions of common stock are $55,733.

Note 9 – Lines of Credit

On February 25, 2002, the Company entered into a $1,000,000 business line of credit agreement with Premier Bank through its 56% owned subsidiary, REN. The line of credit matures on May 1, 2005, at which time all unpaid principal and interest is due. The line of credit bears interest at prime plus 1.5% (6.25% at September 30, 2004), and interest is accrued and payable monthly. Payments of principal are tied to the receipt of accounts receivable by REN. On February 27, 2002, the Company purchased a $500,000 certificate of deposit with Premier Bank, to be used as collateral on the line of credit. On September 29, 2004, the Company entered into a change in terms agreement with Premier Bank whereby the Company redeemed the $500,000 certificate of deposit and applied it against the outstanding balance of the loan. In addition, the available line of credit amount was reduced from $1,000,000 to $500,000. The line of credit is collateralized by the first deed of trust on the real property of PML and REN. The line of credit is guaranteed by Rentech, Petroleum Mud Logging, Inc. and the minority shareholder of REN. The balance of this line of credit at September 30, 2004 was $492,605.

On September 27, 2002, the Company entered into a $500,000 business line of credit agreement with the Bank of Denver. The line of credit is due on demand. On March 4, 2004, the Company and the Bank of Denver signed a change in terms agreement converting the line of credit to an installment loan under which the maturity date of the line was extended from

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 9 – Lines of Credit (continued)

March 1, 2004 to September 1, 2007, at which time all unpaid principal and interest is due. The line of credit bears interest at the Bank of Denver Base Rate plus 0.5% (6.75% at September 30, 2004), and interest is accrued and payable monthly through October 1, 2004, at which time the line of credit will convert to an installment loan, and the remaining balance will be amortized over 36 months beginning October 1, 2004. The line of credit is collateralized by all inventory, accounts receivable and equipment of Rentech. In addition, the line of credit is secured by a mortgage against the building in which our research and development laboratory resides, and 1,304,000 shares of the Company’s common stock consisting of shares owned by five officers of the Company. The balance of this line of credit at September 30, 2004 was $500,000.

On September 17, 2004, the Company entered into a Senior Secured Note with Mitchell Technology Group, a California general partnership (“Mitchell”) that provides Rentech with a credit facility of up to $2,000,000. In connection with the Senior Secured Note, Rentech issued Mitchell a stock purchase warrant for the purchase of 1,250,000 shares of common stock and entered into a Registration Rights Agreement with Mitchell providing for the registration of the shares of common stock underlying the warrant. The Senior Secured Note matures March 20, 2005, and bears annual interest at 9%, payable monthly, commencing November 1, 2004. The Company recorded $190,514 in debt issuance costs related to the note. The note is secured by a junior deed of trust against Rentech’s laboratory building in Denver, Colorado and by a first priority security interest in the intellectual property of Rentech and all of the assets of Rentech Services Corporation, a wholly-owned subsidiary. Payment of the note is also secured by guarantees of Rentech Services Corporation, Rentech Development Corporation, Petroleum Mud Logging, Inc. and OKON, Inc., all of which are wholly-owned subsidiaries of Rentech. As of September 30, 2004, the balance of the credit facility was $157,729, which is shown net of unamortized debt issuance costs related to the warrants of $457,491.

The warrant has an exercise price of $1.14 per share of the common stock, subject to adjustments, and may be exercised for five years ending on September 16, 2009. The warrants were valued using the Black-Scholes option-pricing model, which resulted in offering cost charges of $492,271 recorded as debt issuance costs. The number of shares of common stock for which the warrant may be exercised will be increased by 12,500 shares for each 30-day period if the registration statement required by the terms of the Registration Rights Agreement is not declared effective by February 14, 2005. If Rentech’s planned conversion of the Royster-Clark nitrogen fertilizer plant in East Dubuque, Illinois, which Rentech intends to acquire, to use coal as a feedstock rather than natural gas is not completed, and Rentech does not commence commercial operations of the reconfigured plant, by March 31, 2008, the term of the warrant will be extended for a period equal to the delay and the exercise price will be reduced by one-half. Under the terms of the Registration Rights Agreement, if Rentech has not filed a registration statement for the shares of common stock underlying the warrant with the Securities and Exchange Commission by December 16, 2004 or the registration statement is not declared effective by February 14, 2005, Rentech must issue additional warrants to Mitchell for the purchase of additional shares of common stock equal to 50,000 shares for each 30-day period of delay. Jefferies & Company, Inc. (“Jefferies”) acted as financial advisor and sole placement agent with the structuring, issuance and sale of the debt securities for the Company. The Company paid Jefferies $80,468 for their services, which was recorded as debt issuance costs. In addition, the Company issued Jefferies 50,000 warrants to purchase the common stock of Rentech. The warrants are exercisable at $1.14 per share. The warrants were valued using the Black-Scholes option-pricing model, which resulted in offering cost charges of $19,691 recorded as debt issuance costs.

Note 10 – Stockholders’ Equity

Stockholder Rights Plan

On October 28, 1998, the Company announced the adoption of a Stockholder Rights Plan, intended to protect from unfair or coercive takeover attempts. The Rights become exercisable only if a tender offer is made. The grant of the rights was made to stockholders of record on November 10, 1999.

Preferred Stock

During fiscal 1998, the Company amended its articles of incorporation authorizing the issuance of 200,000 shares of Series A Convertible Preferred Stock and 800,000 shares of Series B Convertible Preferred Stock.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 10 – Stockholders’ Equity (continued)

Preferred Stock (continued)

During fiscal 1999, the Company amended its articles of incorporation authorizing the issuance of 500,000 shares of Series 1998-C Participating Cumulative Preferred Stock (“Series C Preferred Stock”). The holders of the Series C Preferred Stock are entitled to dividends in the event that the Company declares a dividend or distribution on the common stock. The holders of Series C Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders of the Company. Whenever dividends on the Series C Preferred Stock are in arrears for six quarterly dividends, the holders of such stock (voting as a class) have the right to elect two directors of the Company until all cumulative dividends have been paid in full.

During fiscal 2002, the Company issued 50,000 shares of its Series B Preferred Stock for $500,000 in cash before offering costs of $25,000. The Company recorded a deemed dividend of $136,932 when it issued the Series B Preferred Stock. During fiscal 2002, certain holders of the Series B Preferred Stock converted 77,778 of their shares plus $35,804 in dividends into 1,591,593 common shares of the Company.

As of September 30, 2002, the 200,000 warrants to purchase Series B Preferred Stock issued in conjunction with the Series A Preferred Stock had all been exercised in accordance with the warrant. Of the additional 600,000 warrants available to the Company, 491,664 had been exercised as of September 30, 2002, leaving 108,336 warrants available for issuance at the option of the Company.

Common Stock

During fiscal 2002, the Company offered for sale its common stock in a private placement memorandum for the purpose of raising up to $2,250,000. The Company granted non-exclusive rights to several placement agents to sell the shares under the memorandum. The Company offered for sale shares of its $.01 par value common stock at a purchase price of $0.50 per share. In addition, the Company offered to the brokers a warrant to purchase one share of the Company’s common stock for every three shares of the Company’s common stock sold, at an exercise price of $1.00, exercisable for a period of five years from the date of the memorandum. The Company issued 2,926,969 shares of its common stock for $1,340,606, net of $122,644 in offering costs under the private placement memorandum. The Company also issued nine warrants to purchase 1,002,803 shares of the Company’s common stock to brokers related to the memorandum.

During fiscal 2002, the Company issued 292,508 shares of its common stock upon the exercise of stock options and warrants for cash proceeds of $69,659. The Company also issued 313,966 shares of its common stock upon the exercise of stock options in partial settlement of accrued payroll of $65,744.

During fiscal 2003, the Company offered shares of its common stock for sale in a private placement offering of up to $1,000,000. The Company granted non-exclusive rights to several placement agents to sell the shares under the memorandum. The Company offered its shares for sale at $0.45 per share. In addition, the Company agreed to issue warrants to its brokers, who served as selected dealers in the private placement, to purchase one share of the Company’s common stock for every $4.00 of the Company’s common stock sold, at a purchase price of $1.00. The warrants are exercisable for a period of three years from the date the placement began. The Company issued 3,378,402 shares of its common stock for cash of $1,427,559, net of $92,722 in offering costs under the private placement. The Company also issued warrants to purchase 207,819 shares of the Company’s common stock to brokers related to the private placement.

During fiscal 2003, the Company also issued 124,445 shares of its common stock for cash proceeds of $56,000.

During fiscal 2003, the Company issued 2,000 shares of its common stock upon the exercise of stock options and warrants for cash proceeds of $820. The Company also issued 80,000 shares of its common stock upon the exercise of stock options in partial settlement of accrued payroll of $65,600.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 10 – Stockholders’ Equity (continued)

Common Stock (continued)

During fiscal 2003, the Company issued 3,661,071 shares of its common stock upon the conversion of $1,698,790 of long-term convertible debt to stockholders.

During fiscal 2003, the Company issued 300,000 shares of its common stock with a market value of $159,000 in payment for director’s fees for fiscal 2002, fiscal 2003 and fiscal 2004. The Company will not distribute the shares attributable to fiscal 2003 and fiscal 2004 until the end of each fiscal year and the completion of director services for that annual period. For the years ended September 30, 2004, 2003 and 2002, the Company has charged $53,000 to expense.

During fiscal 2003, the Company issued $2,505,000 in long-term convertible debt to stockholders and incurred $710,805 in non-cash offering costs related to the convertible notes.

During fiscal 2004, the Company offered shares of its common stock for sale in a private placement offering of up to $500,000. The Company granted non-exclusive rights to several placement agents to sell the shares under the offering described in the memorandum. The Company offered its shares for sale at $0.45 per share. In addition, the Company agreed to issue warrants to its brokers, who served as selected dealers in the private placement, to purchase one share of the Company’s common stock for every $4.00 of the Company’s common stock sold, at a purchase price of $1.00. The warrants are exercisable through November 21, 2006. The Company issued 986,665 shares of its common stock for cash of $444,000 during fiscal 2004 under the private placement. The Company incurred $95,600 in offering costs related to the private placement. The Company has also issued warrants to purchase 93,500 shares of the Company’s common stock to brokers related to the private placement.

During fiscal 2004, the Company also issued 5,736,687 shares of its common stock upon the exercise of stock options and warrants for net cash proceeds of $4,107,357. The Company incurred $155,595 in offering costs related to the common stock issued for options and warrants exercised.

During fiscal 2004, the Company issued 3,569,835 shares of its common stock upon the conversion of $1,682,916 of long-term convertible debt to stockholders. The Company incurred $307,000 in non-cash offering costs during fiscal 2004 related to the convertible notes issued during the period.

During fiscal 2004, the Company also issued 78,737 shares of common stock for services valued at $73,466.

Stock Options and Stock Warrants

At September 30, 2004, the Company had five active stock option plans, which are described below.

During 1994, the Company’s board of directors adopted the 1994 Stock Option Plan, which allows for the issuance of incentive stock options, within the meaning of the Internal Revenue Code. The Company has reserved 300,000 shares of the Company’s $0.01 par value common stock for issuance under the plan. At September 30, 2004 and 2003, 50,000 and 58,000 stock options were outstanding under this plan.

During 1996, the Company’s board of directors adopted the 1996 Stock Option Plan which allows the issuance of incentive stock options, within the meaning of the Internal Revenue Code, and other options pursuant to the plan that constitute nonstatutory options. The Company has reserved 500,000 shares of the Company’s $0.01 par value common stock for issuance under the plan. At September 30, 2004 and 2003, 240,000 and 106,000 stock options were outstanding under this plan.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 10 – Stockholders’ Equity (continued)

Stock Options and Stock Warrants (continued)

During 1998, the Company’s board of directors adopted the 1998 Stock Option Plan which allows the issuance of incentive stock options, within the meaning of the Internal Revenue Code, and other options pursuant to the plan that constitute nonstatutory options. The Company has reserved 500,000 shares of the Company’s $0.01 par value common stock for issuance under the plan. At September 30, 2004 and 2003, 348,000 and 319,000 stock options were outstanding under this plan.

During 2001, the Company’s board of directors adopted the 2001 Stock Option Plan which allows the issuance of incentive stock options, within the meaning of the Internal Revenue Code, and other options pursuant to the plan that constitute nonstatutory options. The Company has reserved 500,000 shares of the Company’s $0.01 par value common stock for issuance under the plan. At September 30, 2004 and 2003, 500,000 stock options were outstanding under this plan.

During 2003, the Company’s board of directors adopted the 2003 Stock Option Plan which allows the issuance of incentive stock options, within the meaning of the Internal Revenue Code, and other options pursuant to the plan that constitute nonstatutory options. The Company has reserved 500,000 shares of the Company’s $0.01 par value common stock for issuance under the plan. At September 30, 2004 and 2003, 373,000 and 188,000 stock options were outstanding under this plan.

In addition to the five active stock option plans described above, the Company has issued options to purchase the Company’s $0.01 par value common stock pursuant to minutes of the option committee of the board of directors. At September 30, 2004 and 2003, 1,210,500 and 3,656,766 of these stock options were outstanding. The Company has also issued options to purchase the Company’s $0.01 par value common stock pursuant to business option agreements. At September 30, 2004 and 2003, 410,000 and 0 of these stock options were outstanding.

During fiscal 2002, the Company issued options to purchase 460,000 of the Company’s $.01 par value common shares in connection with consulting services. These options may be exercised between $0.41 and $0.86 per share through July 10, 2007. The Company recorded the $67,579 fair value of the options to consulting expense using the Black-Scholes option-pricing model.

During fiscal 2003, the Company issued options to certain employees and directors of the Company to purchase 126,000 shares of the Company’s common stock. The options were valued at $20,808 using the Black-Scholes option-pricing model and did not result in a charge to compensation expense.

During fiscal 2003, the Company issued two warrants to existing stockholders to purchase 2,200,000 shares of the Company’s common stock. The warrants were valued using the Black-Scholes option-pricing model, which resulted in offering cost charges of $287,932 to additional paid in capital. The expiration date of one of the warrants was extended four times which resulted in additional offering cost charges to additional paid in capital of $163,283 in fiscal 2003 and $19,012 in fiscal 2004.

During fiscal 2003, the Company issued warrants to certain brokers to purchase 201,250 shares of the Company’s common stock. The warrants were related to the issuance of long-term convertible debt to stockholders. The warrants were valued using the Black-Scholes option-pricing model, which resulted in debt issuance costs of $7,139.

During fiscal 2003, the Company issued warrants to certain brokers to purchase 207,819 shares of the Company’s common stock. The warrants were related to a private placement offering of the Company’s common stock. The warrants were valued using the Black-Scholes option-pricing model, which resulted in an offering cost charge of $14,744 to additional paid in capital.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 10 – Stockholders’ Equity (continued)

Stock Options and Stock Warrants (continued)

During fiscal 2003, the Company extended the expiration date of a warrant to purchase 625,000 shares, a warrant to purchase 2,291,667 shares and options to purchase 180,000 shares of the Company’s common stock. The extended options and warrants were valued using the Black-Scholes option pricing model and did not result in recording any additional charges.

During fiscal 2004, the Company issued options to employees of the Company to purchase 440,000 shares of the Company’s common stock at the market price on the date of grant. The options were valued at $185,817 using the Black-Scholes option-pricing model and did not result in a charge to compensation expense.

During fiscal 2004, the Company also issued options to certain consultants to purchase 160,000 shares of the Company’s common stock. The options were issued as compensation and were valued using the Black-Scholes option-pricing model, which resulted in consulting expense charges of $28,522.

During fiscal 2004, the Company issued warrants to certain brokers to purchase 93,500 shares of the Company’s common stock. The warrants were issued as placement agent fees and were valued using the Black-Scholes option-pricing model, which resulted in an offering cost charge to additional paid in capital of $29,413.

During fiscal 2004, the Company also issued warrants authorizing certain warrant-holders to purchase 139,500 shares of the Company’s common stock in connection with amendments to other warrant agreements. The warrants were valued using the Black-Scholes option-pricing model, which resulted in an offering cost charge to additional paid in capital of $21,547.

During fiscal 2004, the Company also issued options to Royster-Clark as part of a stand-still agreement to purchase 250,000 shares of the Company’s common stock. The options were valued using the Black-Scholes option-pricing model, which resulted in an offering cost charge to additional paid in capital of $117,235.

During fiscal 2004, the Company issued warrants to a lender and a consultant to purchase 1,300,000 shares of the Company’s common stock. The warrants were related to a bridge loan. The warrants were valued using the Black-Scholes option-pricing model, which resulted in an offering costs of $511,962 recorded as debt issue costs.

During fiscal 2004, the Company issued warrants to a consultant to purchase 100,000 shares of the Company’s common stock. The warrants were related to work done on the potential Royster-Clark Nitrogen acquisition. The warrants were valued using the Black-Scholes option-pricing model, which resulted in an offering costs of $44,588 recorded as deferred acquisition costs.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 10 – Stockholders’ Equity (continued)

Stock Options and Stock Warrants (continued)

The following tables summarizes information on stock option and warrant activity:

	Options		Warrants
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, September 30, 2001	8,394,300	1.97	3,992,977	2.00
Granted	1,357,000	0.49	1,002,803	0.99
Exercised	(502,000)	0.21	(104,474)	0.30
Canceled	(4,144,534)	1.13	(750,470)	1.13

Outstanding, September 30, 2002	5,104,766	0.92	4,140,836	1.95
Granted	126,000	0.86	2,609,069	0.54
Exercised	(102,000)	0.81	—	—
Canceled	(301,000)	0.82	(150,000)	1.64

Outstanding, September 30, 2003	4,827,766	2.53	6,599,905	1.40
Granted	850,784	0.90	1,647,064	1.11
Exercised	(2,325,820)	1.05	(3,771,367)	0.69
Canceled	(221,230)	0.63	(600,000)	0.45

Outstanding, September 30, 2004	3,131,500	$0.80	3,875,602	$1.14

Exercisable, September 30, 2004	3,131,500	$0.80	3,875,602	$1.14

Exercisable, September 30, 2003	4,827,766	$2.53	6,599,905	$1.40

Exercisable, September 30, 2002	5,104,766	$0.92	4,140,836	$1.95

	Options	Warrants
Weighted average fair value of options and warrants granted during 2004	$0.39	$0.37

Weighted average fair value of options and warrants granted during 2003	$0.16	$0.12

Weighted average fair value of options and warrants granted during 2002	$0.16	$0.09

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 10 – Stockholders’ Equity (continued)

Stock Options and Stock Warrants (continued)

The Company applies APB Opinion 25, “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for the plans. Under APB Opinion 25, when the exercise price of the Company’s employee stock options is less than the market price of the underlying stock on the date of grant, compensation cost is recognized.

FASB Statement 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), requires the Company to provide pro forma information regarding net loss and net loss per share as if compensation costs for the Company’s stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively; dividend yield of 0 percent for all years; expected volatility of 40 to 55 percent in 2004, 37 to 42 percent in 2003 and 33 to 53 percent in 2002, risk-free interest rates of 1.00 to 3.8 percent in 2004, 1.18 to 2.16 percent in 2003 and 2.56 to 4.19 percent in 2002; and expected lives of .76 to 5 years in 2004, 0.16 to 5 years in 2003 and 3 to 5 years in 2002 for the Plans and stock awards.

The following information summarizes stock options outstanding and exercisable at September 30, 2004:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.41-$0.60	1,139,500	2.48	$0.45	1,139,500	$0.45
$0.63-$0.95	1,045,000	3.61	0.86	1,045,000	0.86
$1.05-$1.09	655,000	1.45	1.07	655,000	1.07
$1.14	50,000	4.27	1.14	50,000	1.14
$1.25-$1.78	200,000	0.73	1.30	200,000	1.30
$1.93	42,000	0.64	1.93	42,000	1.93

$0.41-$1.93	3,131,500	2.54	$0.80	3,131,500	$0.80

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 10 – Stockholders’ Equity (continued)

Stock Options and Stock Warrants (continued)

The following information summarizes stock options outstanding and exercisable at September 30, 2003:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.41-$0.60	1,216,000	3.35	$0.45	1,216,000	$0.45
$0.63-$0.86	680,000	1.52	0.68	680,000	0.68
$1.05-$1.09	660,000	2.46	1.07	660,000	1.07
$1.25-$1.78	200,000	0.83	1.30	200,000	1.30
$1.93	42,000	1.65	1.93	42,000	1.93
$5.00	2,029,766	1.25	5.00	2,029,766	5.00

$0.41-$5.00	4,827,766	1.97	$2.53	4,827,766	$2.53

The following information summarizes stock warrants outstanding and exercisable at September 30, 2004:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.66	71,366	0.03	$0.66	71,366	$0.66
$0.94	100,000	4.96	0.94	100,000	0.94
$1.00-$1.20	3,537,570	2.30	1.09	3,537,570	1.09
$2.64	166,666	0.25	2.64	166,666	2.64

$0.66-$2.64	3,875,602	2.23	$1.14	3,875,602	$1.14

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 10 – Stockholders’ Equity (continued)

Stock Options and Stock Warrants (continued)

The following information summarizes stock warrants outstanding and exercisable at September 30, 2003:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 0.45-$0.66	2,298,668	0.50	$0.46	2,298,668	$0.46
$1.00-$1.20	2,009,570	1.40	1.06	2,009,570	1.06
$2.64	2,291,667	0.50	2.64	2,291,667	2.64

$0.45-$2.64	6,599,905	0.78	$1.40	6,599,905	$1.40

Note 11 – Commitments and Contingencies

Employment Agreements

The Company has entered into various employment agreements with four of its officers that extend from January 1, 2001 to December 31, 2006. In the event that the Company terminates an officer’s employment for any other reason other than for cause, the Company shall pay the officer his compensation for the remainder of the term or one year, whichever is greater. In addition, the Company has employment agreements with three other officers with expiration dates from March 31, 2005 through August 31, 2005. These three employment agreements with the other officers provide for various settlements upon termination of employment. One employment agreement indicates that no additional obligation exists upon termination of employment unless it is related to the event of death; then the Company shall continue to pay the employee’s estate the employee’s salary for the remainder of the term. The second employment agreement indicates that in the event that the Company terminates the officer’s employment for any other reason other than for cause, the Company shall pay the officer his compensation for the remainder of the term. The third employment agreement indicates that if the officer’s employment with the Company terminates for any reason, the officer will receive twelve months of compensation in addition to any accrued vacation. The employment agreements set forth annual compensation to the seven officers of between $52,000 and $258,562 each. The Company’s total future obligations under employment agreements as of September 30, 2004 are $955,066 (2005), $797,411 (2006) and $199,353 (2007). Compensation is adjusted annually based on the cost of living index.

Retirement Plans

On January 1, 1998, the Company established a 401(k) plan. Employees who are at least 21 years of age are eligible to participate in the plan and share in the employer matching contribution. The employer is currently matching 75% of the first 6% of the participant’s salary deferrals. All participants who have completed 1,000 hours of service and who are employed on the last day of the plan year are eligible to share in the non-matching employer contributions. Employer matching and non-matching contributions vest immediately in years in which the plan is not top heavy. During years in which the plan is top heavy, employer matching and non-matching contributions vest 100% after three years of service. The Company contributed $143,963, $163,651 and $134,094 to the plan for the years ended September 30, 2004, 2003, and 2002.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 11 – Commitments and Contingencies (continued)

Operating Leases

The Company leases office space under a non-cancelable operating lease, which expires on October 31, 2009, with a renewal option for an additional five years. The Company also leases office and warehouse space for its OKON operation, under a lease, which expires on March 31, 2009. The Company also has various operating leases, which expire through September 2007. Total lease expense for the years ended September 30, 2004, 2003, and 2002 was approximately $237,000, $261,000 and $259,000, respectively.

Future minimum lease payments as of September 30, 2004 are as follows:

Year Ending September 30,
2005	$224,082
2006	168,824
2007	179,999
2008	182,452
2009	160,081
Thereafter	10,612

$926,050

The Company leases a portion of its building located in Denver, Colorado, to a third party under a non-cancelable leasing arrangement. The Company accounts for this lease as an operating lease. The lease expires on April 30, 2010. Total lease income for the years ended September 30, 2004, 2003 and 2002 was approximately $88,000, $88,000 and $86,000, respectively.

Future minimum lease payments receivable as of September 30, 2004 are as follows:

Year Ending September 30,
2005	$88,248
2006	88,248
2007	88,248
2008	88,248
2009	88,248
Thereafter	51,478

$492,718

Litigation

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 11 – Commitments and Contingencies (continued)

Contractual Liability

On January 18, 2001, the Company was granted a services contract by the Wyoming Business Council, Energy Section, Investment Ready Communities Division (“WBC”). Under the contract, Rentech received $800,000 to finance a Gas-to-Liquids (“GTL”) feasibility study within the State. If in fact the Company chooses to proceed with the conversion of a methanol facility worldwide at any time in the future, the Company would be required to repay to the WBC the grant at the rate of 120% of the original $800,000 for a total amount not to exceed $960,000, over a period of time not to exceed six years. The repayment would only be from a 5% share of royalties from the conversion of methanol facilities to the Rentech GTL Technology worldwide. Based on the conclusions reached in the study, the Company does not intend to proceed with an application of its technology in a methanol facility.

Note 12 – Costs and Estimated Earnings on Uncompleted Contracts

The costs and estimated earnings relating to uncompleted contracts are summarized as follows:

	September 30,
	2004	2003
Cost incurred on uncompleted contracts	$775,453	$332,260
Estimated earnings	197,952	355,410

Total costs incurred and estimated earnings	973,405	687,670
Less billings to date	(911,475)	(211,900)

	$61,930	$475,770

Included in the accompanying balance sheet as of September 30, 2004 and 2003 under the following captions:

	September 30,
	2004	2003
Costs and estimated earnings in excess of billings on uncompleted contracts	$177,010	$482,070
Billings in excess of costs and estimated earnings on uncompleted contracts	(115,080)	(6,300)

	$61,930	$475,770

Note 13 – Goodwill and Other Intangibles

Effective October 1, 2001, the Company elected early adoption of SFAS No. 142, which was permitted for entities with fiscal years beginning after March 15, 2001. As of October 1, 2001, the Company had $1,511,368 in unamortized goodwill. In accordance with the provisions of SFAS No. 142, the Company ceased amortization of goodwill from the acquisitions of OKON and PML and has not amortized goodwill from the acquisition of REN. In accordance with SFAS No. 142, the Company had six months from the initial date of adoption to complete the first step transitional impairment test of goodwill. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company’s fiscal year in the year of adoption. As of September 30, 2003, the Company determined that the goodwill recorded in connection with the acquisition of REN was impaired. REN’s customer backlog as of September was not sufficient to support the realization of goodwill and as a result, the Company wrote-off the balance related to REN to impairment of investment.

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 13 – Goodwill and Other Intangibles (continued)

Upon the adoption of SFAS No. 142, the Company evaluated the useful lives of its existing identifiable intangible assets and determined that the existing useful lives are appropriate. The Company completed its annual impairment test as of March 31, 2004 and determined that there was no impact on the Company’s financial position and results of operations, as goodwill was not impaired. Goodwill is tested annually and whenever events and circumstances occur indicating that goodwill might be impaired.

The Company recorded $322,650 in amortization expense during the year ended September 30, 2004, and estimates expense of approximately $258,000, $258,000, $258,000 and $210,000 in each of the fiscal years ending September 30, 2005, 2006, 2007 and 2008 related to identifiable intangibles with a finite life.

The following table summarizes the activity in goodwill for the periods indicated:

	For the Years Ended September 30,
	2004	2003
Paints
Beginning balance	$839,841	$839,841
Additions	—	—
Amortization	—	—

	$839,841	$839,841

Oil and gas field services
Beginning balance	$166,713	$166,713
Additions	—	—
Amortization	—	—

	$166,713	$166,713

Industrial automation systems
Beginning balance	$—	$275,253
Additions	—	—
Reclassifications	—	—
Write-offs	—	(275,253)
Amortization	—	—

	$—	$—

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 13 – Goodwill and Other Intangibles (continued)

	For the Years Ended September 30,
	2004	2003
Total goodwill
Beginning balance	$1,006,554	$1,281,807
Additions	—	—
Reclassifications	—	—
Write-offs	—	(275,253)
Amortization	—	—

	$1,006,554	$1,006,554

The following table summarizes the activity for intangible assets subject to amortization:

	For the Years Ended September 30,
	2004	2003
Licensed technology and technology rights
Gross carrying amount	$3,718,895	$3,718,895
Accumulated amortization	(2,736,512)	(2,478,956)

	$982,383	$1,239,939

Aggregate amortization expense	$257,556	$257,555

Other intangibles
Gross carrying amount	$424,698	$1,276,310
Accumulated amortization	(366,831)	(1,106,027)
Write-offs	(57,867)	(47,322)

	$—	$122,961

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 13 – Goodwill and Other Intangibles (continued)

	For the Years Ended September 30,
	2004	2003
Aggregate amortization expense	$65,094	$349,024

Total intangible assets subject to amortization
Gross carrying amount	$4,143,593	$4,995,205
Accumulated amortization	(3,103,343)	(3,584,983)
Write-offs	(57,867)	(47,322)

	$982,383	$1,362,900

Aggregate amortization expense	$322,650	$606,579

The following table summarizes the effect of SFAS No. 142 on loss applicable to common stock per share loss:

	Three Months Ended September 30,		For the Years Ended September 30,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)
Reported loss applicable to common stock	$(2,433,584)	$(4,942,485)	$(7,210,693)	$(9,535,405)
Add back: goodwill amortization	—	—	—	—

Adjusted loss applicable to common stock	$(2,433,584)	$(4,942,485)	$(7,210,693)	$(9,535,405)

Reported per share loss	$(0.03)	$(0.07)	$(0.08)	$(0.13)
Add back: goodwill amortization	—	—	—	—

Adjusted per share loss	$(0.03)	$(0.07)	$(0.08)	$(0.13)

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 13 – Goodwill and Other Intangibles (continued)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Reported loss applicable to common stock	$(1,184,087)	$(1,968,691)	$(4,777,109)	$(4,592,920)
Add back: goodwill amortization	—	—	—	—

Adjusted loss applicable to common stock	$(1,184,087)	$(1,968,691)	$(4,777,109)	$(4,592,920)

Reported per share loss	$(0.01)	$(0.03)	$(0.06)	$(0.06)
Add back: goodwill amortization	—	—	—	—

Adjusted per share loss	$(0.01)	$(0.03)	$(0.06)	$(0.06)

	Three Months Ended March 31,		Six Months Ended March 31,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Reported loss applicable to common stock	$(1,675,379)	$(1,233,058)	$(3,593,022)	$(2,624,229)
Add back: goodwill amortization	—	—	—	—

Adjusted loss applicable to common stock	$(1,675,379)	$(1,233,058)	$(3,593,022)	$(2,624,229)

Reported per share loss	$(0.02)	$(0.02)	$(0.04)	$(0.04)
Add back: goodwill amortization	—	—	—	—

Adjusted per share loss	$(0.02)	$(0.02)	$(0.04)	$(0.04)

	Three Months Ended December 31,
	2003	2002
	(Unaudited)	(Unaudited)
Reported loss applicable to common stock	$(1,917,643)	$(1,391,171)
Add back: goodwill amortization	—	—

Adjusted loss applicable to common stock	$(1,917,643)	$(1,391,171)

Reported per share loss	$(0.02)	$(0.02)
Add back: goodwill amortization	—	—

Adjusted per share loss	$(0.02)	$(0.02)

RENTECH, INC

Notes to Consolidated Financial Statements

Note 13 – Goodwill and Other Intangibles (continued)

	For the Years Ended September 30,
	2002	2001	2000
Reported loss applicable to common stock	$(5,469,545)	$(7,254,306)	$(4,189,006)
Add back: goodwill amortization	—	98,351	94,477

Adjusted loss applicable to common stock	$(5,469,545)	$(7,155,955)	$(4,094,529)

Reported per share loss	$(0.08)	$(0.11)	$(0.07)
Add back: goodwill amortization	—	—	—

Adjusted per share loss	$(0.08)	$(0.11)	$(0.07)

Note 14 – Minority Interest

On August 1, 2001, the Company received 7,127 shares of common stock of REN Corporation, which represents a 56% majority interest, for a total purchase price of $1,414,716. At the date of the acquisition, REN had not satisfied certain obligations as originally contemplated by the parties. As a result, the original shareholders of REN executed a promissory note under which they agreed to assign to the Company their rights to an allocation of profits from REN until an amount of profits was allocated to the Company equal to $229,561 plus 6% accrued interest on the outstanding balance accruing on August 1, 2001. In accordance with the stock purchase agreement, this amount would be a cash payment out of future dividends that REN declares to the original shareholders. These cash payments would be provided to the Company by the original shareholders, and the investment in REN would be reduced by such payments. As of September 30, 2004, no such distributions have been made.

During fiscal 2002, the Company chose to modify the purchase price allocation as per the provisions of SFAS 142 for the acquisition of REN. The $229,561 receivable from the original REN stockholders was reclassified from the investment in REN to a long-term note receivable from the original REN shareholders. The reclassification was made to more accurately reflect the transaction as the receivable was expected to be collectible in the future. As a result of the reclassification, REN’s goodwill was reduced from $504,814 to $275,253. Per the Stock Purchase Agreement, the note receivable from the original REN stockholders accrues interest at 6% per annum.

On October 29, 2002, a judgment was entered in a civil action REN Corporation brought against Case Corporation to collect an account receivable. The contract had been awarded in January 1998, before Rentech’s acquisition of its interest in REN. The judgment, entered in the U.S. District Court for Oklahoma, denied REN’s collection claim and awarded judgment in favor of Case Corporation on its claim against REN for a breach of a condition of the contract. The judgment was in the amount of $325,795 plus costs and interest. During March 2003, REN and Case Corporation reached a settlement under which REN will pay Case Corporation $325,000 in quarterly installments beginning in March 2003 and ending in June 2004. Rentech has advanced the quarterly installments, and is to be reimbursed from any profits otherwise payable to the minority shareholders who own the other 44 percent of REN Corporation. As of September 30, 2004, REN has paid Case Corporation the full amount owed of $325,000.

REN retained possession of the test stand built for Case Corporation based on the judgment mentioned above. During fiscal 2003, REN’s management decided that rather than retrofitting the Case test stand to be sold to another customer, the test stand would be retrofitted to become a fixed asset of REN. Several revenue-generating activities were identified as uses for the test stand. In addition, REN was considering providing testing services to customers for whom purchasing a new test stand would not provide a suitable return on investment. As of September 30, 2003, the Case test stand was recorded as a fixed asset at a value of $332,258. During the 4th quarter of fiscal 2004, management concluded that REN did not have the resources to proceed with their plan to provide testing services to customers. Management concluded that the Case test stand no longer had value as a fixed asset, and the parts of the test stand would either be sold to customers or used to build

RENTECH, INC

Notes to Consolidated Financial Statements

Note 14 – Minority Interest (continued)

new test stands. Any part of the test stand that fit neither of those criteria was assigned a $0 value. Management valued the inventory components of the Case test stand at $100,026. This amount was determined on a component-by-component basis comprised of only those components that could be used to build a new test stand, or those that could be sold directly to a third party. As of September 30, 2004, REN reclassed $100,026 from fixed assets to inventory, and wrote-off $224,826 as an impairment on the Case machine.

The receivable from the original REN shareholders per the Stock Purchase Agreement as well as the advances of the quarterly installments paid to Case Corporation have been accounted for as a note receivable from the original REN shareholders. Total principal and accrued interest for this note receivable as of September 30, 2003 was $580,657. However, as of September 30, 2003, REN’s customer contract backlog was not sufficient to support the valuation of the note receivable or REN’s goodwill. Therefore, as of September 30, 2003, the Company fully reserved for the note receivable as a bad debt expense in the amount of $580,657 and wrote off the goodwill associated with REN in the amount of $275,253 to impairment of investments.

In connection with the acquisition of REN, the Company entered into an employment contract with Gary Roberts and non-compete agreements with Mr. Roberts and several other employees. Rentech is the owner of key-man life insurance policies for these people and therefore valued the non-compete agreements, which have a five-year life, at 25% of the value of the policies, or $162,500. The value of each policy was based upon an estimate to replace these employees. Management determined that a valuation of the non-compete agreements based upon profits lost if these employees were to leave would not be reasonable as Mr. Roberts owns 44% of REN and therefore has a significant incentive not to leave. During the 4th quarter of FY 2004, due to the lack of new projects, management concluded that this asset was impaired and wrote off the remaining amortized cost of $57,867.

Note 15 – Income Taxes

There was no provision for income taxes required for the years ended September 30, 2004, 2003 and 2002 due to operating losses in those years and a valuation allowance of the cumulative net operating loss carryforwards. At September 30, 2004, the Company had available net operating loss carry forwards of approximately $37,500,000 for tax reporting purposes. The operating loss carry forwards expire through 2024. These carry forwards are subject to various limitations imposed by the rules and regulations of the Internal Revenue Service.

There were no tax benefits established in the statements of operations since the Company has a 100 percent valuation allowance for the tax benefit of net deductible temporary differences and operating loss carry forwards. Management is not able to determine if it is more likely than not that the deferred tax assets will be realized. The Company has deferred tax assets with a 100 percent valuation allowance at September 30, 2004 and 2003.

RENTECH, INC

Notes to Consolidated Financial Statements

Not e 15 – Income Taxes (continued)

The tax effect on the components is as follows:

	September 30,
	2004	2003
Net operating loss carry forwards	$13,994,000	$11,519,000
Accruals for financial statement purposes not allowed for income taxes – cash basis	345,000	407,000
Basis difference in investment in Dresser	687,000	691,000
Basis difference in investment in Advanced Technologies	701,000	701,000
Basis difference in other intangible assets	19,000	21,000
Basis difference relating to licensed technology	580,000	527,000
Basis difference in property and equipment	(358,000)	(365,000)
Basis difference in other assets	7,000	7,000
Basis difference in goodwill	(107,000)	(72,000)
Basis difference in technology rights	25,000	21,000
Basis difference in investment in Sand Creek	4,000	19,000

	15,897,000	13,476,000
Valuation allowance	(15,897,000)	(13,476,000)

	$—	$—

A reconciliation of the income taxes at the federal statutory rate to the effective tax rate is as follows:

	For the Years Ended September 30,
	2004	2003	2002
Federal income tax benefit computed at the Federal statutory rate	$(2,452,000)	$(2,531,000)	$(1,813,000)
State income tax benefit net of Federal benefit	(220,000)	(272,000)	(187,000)
Other – permanent differences	251,000	(130,000)	475,000
Change in valuation allowance	2,421,000	2,933,000	1,525,000

Income tax benefit	$—	$—	$—

RENTECH, INC.

Notes to Consolidated Financial Statements

Note 16 – Segment Information

The Company operates in four business segments as follows:

•	Alternative fuels – The Company develops and markets processes for conversion of low-value, carbon-bearing solids or gases into valuable liquid hydrocarbons.

•	Paints – The Company manufactures and distributes water-based stains, sealers and coatings.

•	Oil and gas field services – The Company is in the business of logging the progress of drilling operations for the oil and gas industry.

•	Industrial automation systems – The Company is in the business of manufacturing complex microprocessor controlled industrial automation systems primarily for the fluid power industry.

The Company’s reportable operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities. The accounting policies of the operating segments are the same as those described in the summary of accounting policies. The Company evaluates performance based upon several factors, of which the primary financial measure is segment-operating income.

RENTECH, INC

Notes to Consolidated Financial Statements

Note 16 – Segment Information (continued)

	For the Years Ended September 30,
	2004	2003	2002
Revenues
Alternative fuels	$984,492	$915,563	$2,709,787
Paints	2,265,567	2,161,138	1,927,854
Oil and gas field services	4,721,788	3,580,448	2,021,957
Industrial automation systems	801,270	1,819,852	2,900,737

	$8,773,117	$8,477,001	$9,560,335

Operating income (loss)
Alternative fuels	$(5,401,029)	$(5,972,821)	$(4,264,609)
Paints	(95,560)	(218,967)	(191,485)
Oil and gas field services	606,842	216,548	(223,121)
Industrial automation systems	(427,235)	(317,762)	(183,345)

	$(5,316,982)	$(6,293,002)	$(4,862,560)

Depreciation and amortization
Alternative fuels	$461,530	$772,195	$793,378
Paints	23,619	22,485	59,422
Oil and gas field services	157,115	124,416	129,286
Industrial automation systems	106,239	108,042	247,886

	$748,503	$1,027,138	$1,229,972

Interest expense
Alternative fuels	$856,732	$942,396	$233,701
Paints	272	—	—
Oil and gas field services	1,999	1,026	2,033
Industrial automation systems	52,644	56,070	31,884

	$911,647	$999,492	$267,618

Equity in net loss of investees:
Alternative fuels	$252,415	$205,890	$252,013

Expenditures for additions of long-lived assets
Alternative fuels	$70,603	$101,253	$118,753
Paints	1,500	21,243	21,342
Oil and gas field services	221,304	61,142	64,634
Industrial automation systems	(7,406)	6,493	22,625

	$286,001	$190,131	$227,354

RENTECH, INC

Notes to Consolidated Financial Statements

Note 16 – Segment Information (continued)

	For the Years Ended September 30,
	2004	2003	2002
Investment in equity method investees
Alternative fuels	$(89,436)	$(15,070)	$(5,864)

Total assets
Alternative fuels	$4,756,355	$5,590,559	$9,672,083
Paints	1,415,609	1,613,634	1,471,671
Oil and gas field services	2,363,017	2,298,340	1,954,789
Industrial automation systems	844,307	1,684,581	3,064,685

	$9,379,288	$11,187,114	$16,163,228

Revenues from external customers are shown below for groups of similar products and services:

	For the Years Ended September 30,
	2004	2003	2002
Revenues
Technical services	$235,306	$701,658	$2,354,550
Royalties	—	100,000	240,000
Feasibility studies	631,973	—	—
Rental income	117,213	113,905	115,237
Sale of water-based stains, sealers and coatings	2,265,567	2,161,138	1,927,854
Mud logging services	4,721,788	3,580,448	2,021,957
Industrial automation systems sales	801,270	1,819,852	2,900,737

	$8,773,117	$8,477,001	$9,560,335

Note 17 – Significant Customers

As of September 30, 2004, one customer from the oil and gas field services segment accounted for 17% of total accounts receivable while two customers, one from the oil and gas field services segment and one from the paint segment accounted for 14% and 11% of total revenues, respectively. As of September 30, 2003, one customer from the oil and gas field services segment accounted for 13% of total accounts receivable while two customers, one from the paint segment and one from the industrial automation systems segment accounted for 16% and 12% of total revenues, respectively. As of September 30, 2002, three customers, one from the alternative fuels segment and two from the industrial automation systems segment accounted for 10%, 40% and 10% of total accounts receivable, respectively, while three customers, one from the alternative fuels segment, one from the paint segment and one from the industrial automation systems segment accounted for 20%, 10% and 19% of total revenues, respectively.

RENTECH, INC

Notes to Consolidated Financial Statements

Note 18 – Valuation and Qualifying Accounts

	Balance at Beginning of Period	Charged to Expense	Deductions and Write-Offs	Balance at End of Period
Year Ended September 30, 2004
Allowance for doubtful accounts	$17,500	$125,755	$—	$143,255
Deferred tax valuation account	$13,476,000	$2,421,000	$—	$15,897,000
Year Ended September 30, 2003
Allowance for doubtful accounts	$12,000	$44,979	$—	$17,500
Deferred tax valuation account	$10,543,000	$2,933,000	$—	$13,476,000
Reserve for note receivable	$580,657	$580,657	$—	$—
Year Ended September 30, 2002
Allowance for doubtful accounts	$7,325	$191,779	$—	$12,000
Deferred tax valuation account	$9,018,000	$1,525,000	$—	$10,543,000

Note 19 – Related Party Transactions

During fiscal 2000, the Company began to defer the payment of a portion of the compensation of certain officers of the Company. The deferral has continued through fiscal 2004. As of September 30, 2004 and 2003, the Company had deferred compensation of $434,646 and $437,958.

During January 2003, the Company began to defer monthly salary payments to certain officers. These officers and the Company entered into convertible notes in the amount of such deferred salary payments. The notes bear interest at 9% and mature in twelve months, with all unpaid principal and interest due at that time. Within the first 120 days, the notes may be converted in whole or in part into unregistered common stock of the Company at a conversion rate of $0.45 per share if the closing market price for the Company’s common stock for three consecutive days exceeds $1.00 per share. After the first 120 days, the notes may be converted in whole or in part into unregistered common stock of the Company without respect to the closing market price of the Company’s common stock at a conversion rate of $0.45 per share for the deferrals between January 1, 2003 and March 31, 2003 and at the closing market price for all subsequent deferrals. As of September 30, 2004 the balance in these convertible notes was $185,166.

In addition to the related party disclosures in Notes 5, 6, 8, 11 and 14, for the years ended September 30, 2004, 2003 and 2002, the Company incurred $1,475, $0, and $10,000 in consulting services, which were paid to a director of the Company.

Note 20 – Subsequent Events

On November 19, 2004, the Company issued three promissory notes totaling $850,000. The Company paid $42,500 in debt issuance costs related to the promissory notes. In connection with the promissory notes, the Company issued stock purchase warrants for the purchase of 782,893 shares of common stock and entered into Registration Rights Agreements providing for the registration of the shares of common stock underlying the warrants. The promissory notes mature November 18, 2005, and bear annual interest between 8.5% and 10.0% with principal and interest payable on November 18, 2005. The promissory notes will become due and payable immediately if the Company fails to enter into a binding agreement with Royster-Clark, Inc. on or before February 17, 2005 for the purchase of all the issued and outstanding stock of Royster-Clark Nitrogen, Inc. The warrants have an exercise price of $1.14 per share of common stock, and may be exercised for three years ending on November 19, 2007. The warrants were valued using the Black-Scholes option-pricing model, which resulted in debt issuance charges of $302,561.

Exhibit 3(i)

RESTATED

ARTICLES OF INCORPORATION

OF

RENTECH, INC.

These Restated Articles of Incorporation correctly set forth and restate the provisions of the Articles of Incorporation of Rentech, Inc. (the “Corporation”), as amended and currently in effect. These Restated Articles of Incorporation contain amendments that were adopted by the shareholders of the Corporation. The number of votes cast for the amendments by each voting group entitled to vote separately on the amendments were sufficient for approval by that voting group. These Restated Articles of Incorporation supersede all other Articles of Incorporation of the Corporation and all amendments thereto. The Board of Directors of the Corporation has adopted this restatement of the Articles of Incorporation of the Corporation and all amendments thereto without action of the shareholders, which was not required. The Articles of Incorporation of the Corporation are hereby restated in the following manner:

ARTICLE ONE

NAME

The corporate name of the Corporation shall be Rentech, Inc.

ARTICLE TWO

PURPOSE

The purpose for which this Corporation is organized is the transaction of all lawful business for which corporations may be incorporated pursuant to the Colorado Business Corporation Act.

ARTICLE THREE

DURATION

This Corporation shall have perpetual existence.

ARTICLE FOUR

CAPITAL STOCK

4-1. The amount of authorized capital stock of this Corporation is 150,000,000 shares of Common Stock, each share having $.01 par value, and 1,000,000 shares of Preferred Stock, each share having $10.00 par value. All shares when issued shall be fully paid and nonassessable, the private property of shareholders, and shall not be liable for corporate debts. The Board of Directors shall have the authority to divide shares of Preferred Stock into series and, within the limitations provided by law, to fix and determine the relative rights and preferences of the shares of any series so established, including the right to redeem all or any part of the outstanding Preferred Stock upon such terms as may have been established upon its issuance.

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4-2. On such date or dates as the Board of Directors may fix each of the outstanding shares of the Corporation’s $.01 par value Common Stock, including treasury shares, if any, shall be subdivided or consolidated into such number of shares of Common Stock, $.01 par value per share, as the Board of Directors, in their discretion, may fix. Certificates representing shares of Common Stock of this Corporation which are issued and outstanding at the time of any such subdivision or combination may be required to be surrendered and exchanged, as the Board of Directors may determine, for new certificates representing the applicable number of shares resulting from the subdivision or consolidation. This Article Four, Section Two, shall supersede and replace in its entirety the previous Article Four, Section Two of the Articles of Incorporation as of August 1, 1990, and such previous Article Four, Section Two shall be null and void as of its adoption on that date.

ARTICLE FIVE

RIGHTS OF SHAREHOLDERS

The rights and privileges relating to the shares of capital stock named in Article Four hereof shall be as follows:

5-1. No holder of any shares of any class of the Corporation shall, as such, have any preemptive right to purchase or subscribe for any shares of the capital stock or any other securities of the Corporation which it may issue or sell, whether out of the number of shares authorized by the Articles of Incorporation of the Corporation as originally filed, or by any amendment thereof, or out of shares of the capital stock of the Corporation acquired by it after the issue thereof, nor shall any holder of any such shares of any class, as such, have any right to purchase or subscribe for any obligation which the Corporation may issue or sell that shall be convertible into or exchangeable for any shares of the capital stock of the Corporation, or to which shall be attached or appertain any warrant or warrants or any instrument or instruments that shall confer upon the owner of such obligation, warrant or instrument the right to subscribe for or to purchase from the Corporation any shares of any class of its capital stock.

5-2. Each share of Common Stock shall be entitled to one vote, either in person or by proxy, at all shareholders’ meetings, and each share of Preferred Stock shall be entitled to such votes, either in person or by proxy, at all shareholders’ meetings, as established by the Board of Directors pursuant to these Articles of Incorporation. Cumulative voting shall not be allowed in the election of directors.

5-3. Subject to the rights and privileges relating to any outstanding shares of Preferred Stock of the Corporation, all outstanding shares of Common Stock shall share equally in dividends and upon liquidation. Dividends are payable at the discretion of the Board of Directors at such times and in such amounts as they deem advisable, subject, however, to the provisions of the laws of the State of Colorado.

5-4. The Board of Directors may cause any stock issued by the Corporation to be issued subject to such lawful restrictions, qualifications, limitations or special rights as they deem fit, which restrictions, qualifications, limitations or special rights may be created by provisions in the Bylaws of the Corporation or in the minutes of any properly convened meeting of the Board of Directors; provided, however, notice of such special restrictions, qualifications, limitations or special rights must appear on the certificate evidencing ownership of such stock.

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ARTICLE SIX

DIRECTORS

6-1. The business and affairs of the Corporation shall be governed by a Board of Directors who shall be elected according to the Bylaws of the Corporation. The number of directors shall be not less than three nor more than nine persons, provided, however, that there need by only as many directors as there are shareholders in the event that the outstanding shares are held of record by fewer than three shareholders. The exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors.

6-2. When the Board of Directors consists of six or more directors, the directors shall be divided into three classes, as nearly equal in number as possible, with the term of office of the first class to expire at the first annual meeting of shareholders after their election, the term of office of the second class to expire at the second annual meeting of shareholders after their election, and the term of office of the third class to expire at the third annual meeting of shareholders after their election. At each annual meeting of shareholders following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholder after their election.

6-3. Directors of the Corporation need not be residents of Colorado nor holders of shares of the Corporation’s capital stock.

6-4. Meetings of the Board of Directors, regular or special, may be held within or without Colorado upon such notice as may be prescribed by the Bylaws of the Corporation. Attendance of a director at a meeting shall constitute a waiver by him of notice of such meeting unless he attends only for the express purpose of objecting to the transaction of any business thereat on the ground that the meeting is not lawfully called or convened.

6-5. A majority of the number of directors at any time constituting the Board of Directors shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

6-6. By resolution adopted by a majority of the number of directors at any time constituting the Board of Directors, the Board of Directors may designate two or more directors to constitute an executive committee and one or more other committees which shall have and may exercise, to the extent permitted by law, the Bylaws, or such resolution, all of the authority of the Board of Directors in the management of the Corporation; provided, however, that such delegation of authority thereto shall not operate to relieve the Board of Directors or any member thereof of any responsibility imposed on it or him by law.

6-7. Any vacancy in the Board of Directors, however caused, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

6-8. Subject to the rights of the holders of any series of Preferred Stock then outstanding, at a meeting of shareholders called expressly for that purpose, the entire Board of Directors or any lesser number may be removed, with cause, by a vote of the holders of a majority of the voting power of the then outstanding shares of capital stock entitled to vote in the election of directors; however, it shall

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require the vote of the holders of two-thirds of the voting power of the then outstanding shares of capital stock entitled to vote in the election of directors in order to remove the entire Board of Directors or a lesser number thereof without cause.

ARTICLE SEVEN

PLACE OF BUSINESS

The principal office and the principal place of business of the Corporation initially shall be located in the City of Denver, State of Colorado. The Board of Directors may, however, from time to time establish such other offices, branches, subsidiaries or divisions in such other place or places within or without the State of Colorado as it deems advisable.

ARTICLE EIGHT

OFFICERS

The officers of the Corporation shall consist of a President, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors at such time and in such manner as may be prescribed by the Bylaws of the Corporation. Such other officers, assistant officers and agents as deemed necessary may be elected or appointed by the Board of Directors or chosen in such other manner as may be prescribed by the Bylaws. Any two or more offices may be held by the same person, except the offices of President and Secretary.

ARTICLE NINE

BYLAWS

The Board of Directors shall have the power to make and adopt Bylaws for the government of the Corporation not inconsistent with the laws of the State of Colorado for the purpose of regulating and carrying on the business of the Corporation within the scope of its objects and purposes; and the Board of Directors from time to time may change, alter or amend the same as may be beneficial to the interests of the Corporation except as otherwise specifically provided therein.

ARTICLE TEN

MEETINGS OF SHAREHOLDERS

Meetings of shareholders of the Corporation shall be held at such place within or without the State of Colorado and at such times as may be prescribed in the Bylaws of the Corporation. Special meetings of the shareholders of the Corporation may be called by the President of the Corporation, the Board of Directors, or by the record holder or holders of at least a majority of the voting power of the then outstanding shares of capital stock entitled to vote at the meeting. At the meeting of the shareholders, except to the extent otherwise provided by the Bylaws or by law, a quorum shall consist of not less than a majority of the voting power of the shares of capital stock then outstanding entitled to vote in the election of directors, voting together as a single class. If a quorum is present, the affirmative vote of a majority of the voting power of such shares represented at the meeting and entitled to vote thereat shall be the act of the shareholders unless the vote of a greater number or voting by classes is required by these Articles of Incorporation, by law, or otherwise.

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ARTICLE ELEVEN

SALE OF ASSETS

Whenever the Board of Directors at any meeting thereof, by a majority vote of the whole Board, determines that it is in the best interests of the Corporation, the Corporation may sell, lease, exchange, or convey all of its property and assets, including its goodwill and its corporate franchises, upon such terms and conditions and for such consideration as the Board of Directors shall deem expedient; provided, however, that the sale, lease, exchange, or other disposition of all or substantially all of the property and assets of the Corporation shall be authorized or ratified by the affirmative vote of the holders of at least two-thirds of the capital stock then issued and outstanding, unless any class or series of stock is entitled to vote thereon as a class, in which event the authorization shall require the affirmative vote of the holders of two-thirds of the shares of each class of shares entitled to vote as a class thereon and of the total shares entitled to vote thereon, such vote to be taken at a meeting of shareholders duly called for that purpose as provided by the statutes of the State of Colorado.

ARTICLE TWELVE

INTEREST OF DIRECTORS IN CONTRACTS

Any contract or other transaction between the Corporation and one or more of its directors, between the Corporation and any firm of which one or more of its directors are members or employees, or in which they are interested, or between the Corporation and any Corporation or association of which one or more of its directors are shareholders, members, directors, officers or employees, or in which they are interested, shall be valid for all purposes, notwithstanding the presence of such director or directors at the meeting of the Board of Directors of the Corporation which acts upon or in reference to such contract or transaction, and notwithstanding his or their participation in such action, if the facts of such interest shall be disclosed or known to the Board of Directors or committee exercising the powers of the Board of Directors, and the Board of Directors or committee shall, nevertheless, authorize, approve, and ratify such contract or transaction by a vote of a majority of the Board of Directors or committee members present, such interested director or directors to be counted in determining whether a quorum is present but not to be counted in calculating the majority necessary to carry such vote. This Article shall not be construed to invalidate any contract or other transaction which would otherwise be valid under the common and statutory law applicable thereto.

ARTICLE THIRTEEN

LIMITATION ON PERSONAL LIABILITY OF OFFICERS AND DIRECTORS

13-1. Except as provided by the Colorado Business Corporation Act, no person who is or was a director of the Corporation shall be personally liable to the Corporation or to the shareholders for monetary damages for breach of fiduciary duty as a director.

13-2. No officers or director shall be personally liable for any injury to person or property arising out of a tort committed by an employee of the Corporation, unless such officer or director was personally involved in the situation giving rise to the litigation or unless such officer or director committed a criminal offense. The protection afforded in the preceding sentence shall not restrict other common law protections and rights that an officer or director may have.

13-3. The limitations on personal liability in this Article Thirteen shall continue as to a person who has ceased to be a director or officer, and shall inure to the benefit of the heirs, executors and administrators of such director of officer.

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ARTICLE FOURTEEN

INDEMNIFICATION

The Corporation shall indemnify any person who was, is, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the Corporation or who, while a director, officer, employee, fiduciary or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, employee, fiduciary, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, employee, fiduciary or agent of another Corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, against expenses (including attorney fees) actually and reasonably incurred by him in connection with such action, suit or proceeding, to the extent that and under the circumstances the Colorado Business Corporation Act permits indemnification. Any indemnification under this Article (unless ordered by a court) shall be made as authorized in a specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in the Colorado Business Corporation Act with respect to indemnification of directors. Such determination shall be made: (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such quorum is not obtainable, by a majority vote of a committee of the Board of Directors designated by the Board of Directors, which committee shall consist of two or more directors who were not parties to such action, suit or proceeding, except that directors who were parties to such action, suit or proceeding may participate in the designation of directors for the committee. If such quorum is not obtainable or such committee cannot be established under (1) and (2) above, or even if a quorum is obtainable or a committee is designated if such quorum or committee so directs, such determination shall be made (a) by independent legal counsel selected by vote of the Board of Directors or such committee in the manner specified (1) or (2) (as the case may be) or, if such quorum cannot be obtained and such a committee cannot be established, by independent legal counsel selected by a majority vote of the full Board of Directors, or (b) by the shareholders. Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is proper is made; except that, if the determination that indemnification is proper is made by independent legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by the body that selected said counsel.

The foregoing right of indemnification shall not be deemed exclusive of any other right to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee, fiduciary, or agent and shall inure to the benefit of their heirs, executors and administrators of such a person.

ARTICLE FIFTEEN

CERTAIN BUSINESS COMBINATIONS

15-1. Vote Required for Certain Business Combinations.

A. Higher Vote for Certain Business Combinations. In addition to any affirmative vote required by law or the Articles of Incorporation, and except as otherwise expressly provided in Section 15-2 of this Article Fifteen:

(i) any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with (a) any Interested Stockholder (as hereinafter defined) or (b) any other corporation (whether or not

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itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate (as hereinafter defined) of an Interested Stockholder; or

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder or any Affiliate of any Interested Stockholder of any assets of the Corporation or any Subsidiary having an aggregate Fair Market Value (as hereinafter defined) of $1,000,000 or more; or

(iii) the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Interested Stockholder or any Affiliate any Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of $1,000,000 or more; or

(iv) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Interested Stockholder or any Affiliate of any Interested Stockholder; or

(v) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with, into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Stockholder or any Affiliate of any Interested Stockholder; shall require the affirmative vote of the holders of at least two-thirds of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote in the election of directors (the “Voting Stock”). Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise.

B. Definition of “Business Combination”. The term “Business Combination” as used in this Article Fifteen shall mean any transaction which is referred to in any one or more of clauses (i) through (v) of paragraph A of this Section 15-1.

15-2. When Higher Vote Is Not Required. The provisions of Section 15-1 of this Article Fifteen shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by law and any other provision of these Articles of Incorporation, if all of the conditions specified in either of the following paragraphs A and B are met:

A. Approval by Continuing Directors. The Business Combination shall have been approved by a majority of the Continuing Directors (as hereinafter defined).

B. Price and Procedure Requirements. All of the following conditions shall have been met:

(i) The aggregate amount of the cash and the Fair Market Value (as hereinafter defined) as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the highest of the following:

(a) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Interested Stockholder for any shares of Common Stock

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acquired by it (1) within the two-year period immediately prior to the first public announcement of the proposal of the Business Combination (the “Announcement Date”) or (2) in the transaction in which it became an Interested Stockholder, whichever is higher;

(b) the Fair Market Value per share of Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder (such latter date is referred to in this Article Fifteen as the “Determination Date”), whichever is higher; and

(c) (if applicable) the price per share equal to the Fair Market Value per share of Common Stock determined pursuant to paragraph B(i)(b) preceding, multiplied by the ratio of (1) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Interested Stockholder for any shares of Common Stock acquired by it within the two-year period immediately prior to the Announcement Date to (2) the Fair Market Value per share of Common Stock on the first day in such two-year period upon which the Interested Stockholder acquired any shares of Common Stock.

(ii) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of shares of any other class of outstanding Voting Stock (other than Institutional Voting Stock, as hereinafter defined) shall be at least equal to the highest of the following (it being intended that the requirements of this paragraph B(ii) shall be required to be met with respect to every class of outstanding Voting Stock (other than Institutional Voting Stock), whether or not the Interested Stockholder has previously acquired any shares of a particular class of Voting Stock);

(a) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Interested Stockholder for any shares of such class of Voting Stock acquired by it (1) within the two-year period immediately prior to the Announcement Date or (2) in the transaction in which it became an Interested Stockholder, whichever is higher;

(b) (if applicable) the highest preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

(c) the Fair Market Value per share of such class of Voting Stock on the Announcement Date or on the Determination Date, whichever is higher; and

(d) (if applicable) the price per share equal to the Fair Market Value per share of such class of Voting Stock determined pursuant to paragraph B(ii)(c) above, multiplied by the ratio of (1) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Interested Stockholder for any shares of such class of Voting Stock acquired by it within the two-year period immediately prior to the Announcement Date to (2) the Fair Market Value per share of such class of Voting Stock on the first day in such two-year period upon which the Interested Stockholder acquired any shares of such class of Voting Stock.

(iii) The consideration to be received by holders of a particular class of outstanding Voting Stock (including Common Stock) shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class of Voting Stock. If the Interested Stockholder has paid for shares of any class of Voting Stock with varying forms of consideration, the forms of consideration for such

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class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by it.

(iv) After such Interested Stockholder has become an Interested Stockholder and prior to the consummation of such Business Combination: (a) except as approved by a majority of the Continuing Directors, there shall have been no failure to declare and pay at the regular date therefor any periodic dividends in full (whether or not cumulative) on the outstanding Preferred Stock; (b) there shall have been (1) no reduction in the annual rate of dividends previously paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by a majority of the Continuing Directors, and (2) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Continuing Directors; and (c) such Interested Stockholder shall have not become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder.

(v) After such Interested Stockholder has become an Interested Stockholder, such Interested Stockholder shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

(vi) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to public stockholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).

15-3. Certain Definitions. For the purposes of this Article Fifteen:

A. A “person” shall mean any individual, firm, corporation or other entity.

B. “Interested Stockholder” shall mean any person (other than the Corporation or any Subsidiary) who or which:

(i) is the beneficial owner, directly or indirectly, of more than 10% of the voting power of the outstanding Voting Stock; or

(ii) is an Affiliate of the Corporation and at anytime within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding Voting Stock; or

(iii) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

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C. A person shall be a “beneficial owner” of any Voting Stock:

(i) which such person or any of its Affiliates or Associates (as hereinafter defined) beneficially owns, directly or indirectly; or

(ii) which such person or any of its Affiliates or Associates has (a) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (b) the right to vote pursuant to any agreement, arrangement or understanding; or

(iii) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

D. For the purposes of determining whether a person in an Interested Stockholder pursuant to paragraph B of this Section 15-3, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of paragraph C of this Section 15-3 but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

E. “Affiliate” or “Associates” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on December 23, 1983.

F. “Subsidiary” means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of Interested Stockholder set forth in paragraph B of this Section 15-3, the term “Subsidiary” shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

G. “Continuing Director” means any member of the Board of Directors of the Corporation (the “Board”) who is unaffiliated with the Interested Stockholder and was a member of the Board prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor of a Continuing Director who is unaffiliated with the Interested Stockholder and is recommended to succeed a Continuing Director by a majority of Continuing Directors then on the Board.

H. “Fair Market Value” means: (i) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as

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determined by the Board in good faith; and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board in good faith.

I. “Institutional Voting Stock” shall mean any class of Voting Stock which was issued to and continues to be held solely by one or more insurance companies, pension funds, commercial banks, savings banks or similar financial institutions or institutional investors.

J. In the event of any Business Combination in which the Corporation survives, the phrase “other consideration to be received” as used in Sections 15-2B(i) and (ii) of this Article Fifteen shall include the shares of Common Stock or the shares of any other class of outstanding Voting Stock retained by the holders of such shares, or both.

15-4. Powers of the Board of Directors. A majority of the directors of the Corporation shall have the power and duty to determine for the purposes of this Article Fifteen, on the basis of information known to them after reasonable inquiry, (A) whether a person is an Interested Stockholder, (B) the number of shares of Voting Stock beneficially owned by any person, (C) whether a person is an Affiliate or Associate of another, (D) whether a class of Voting Stock is Institutional Voting Stock and (E) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination has, an aggregate Fair Market Value of $1,000,000 or more.

15-5. No Effect on Fiduciary Obligations of Interested Stockholders. Nothing contained in this Article Fifteen shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

ARTICLE SIXTEEN

CLASS VOTING AND INCREASED VOTING REQUIREMENTS

16-1. Whenever under the Colorado Business Corporation Act or these Articles of Incorporation the affirmative vote or concurrence of the record holder or holders of a specified percentage, or more, of the shares of the then outstanding shares of capital stock of the Corporation, or any class or series thereof, entitled to vote thereon, is required to approve specified corporate transactions or proceedings, then in each and all such cases the affirmative vote or concurrence required shall include that percentage of the voting power of the shares of each class of shares entitled to vote as a class thereon.

16-2. Unless as otherwise required by law, the affirmative vote of the holders of a majority or more of the voting power of the shares of each class of shares entitled to vote as a class thereon shall be sufficient to amend the provisions of these Articles of Incorporation except that the affirmative vote of the holders of two-thirds or more of the voting power of the shares of each class of shares entitled to vote as a class thereon shall be required to amend or repeal, or adopt any provisions inconsistent with Articles Five, Six, or Sixteen, and the affirmative vote of the holders of eighty percent or more of the voting power of the shares of each class of shares entitled to vote as a class therein shall be required to amend or repeal, or adopt any provisions inconsistent with Articles Fifteen and Sixteen.

ARTICLE SEVENTEEN

PERSONAL HOLDING COMPANY STATUS

In order to prevent acquisitions of the Corporation’s Common Stock or other securities which might result in the Corporation being classified as a personal holding company, as defined by the Internal

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Revenue Code of 1986, as further amended, proposals for acquisitions of the Corporation’s Common Stock or other securities by any person who beneficially owns or intends to acquire an aggregate of more than five percent, or increase his ownership to more than five percent, of such stock, securities, or any combination thereof, shall be submitted in writing to the Board of Directors at least twenty days before the proposed effective date of the transaction, together with a written statement describing the present and proposed aggregate ownership of such stock and securities by the proposed acquiring person and its affiliates. Affiliate means any person or entity whose ownership is attributable to the proposed acquiring person for purposes of the personal holding company provisions of the Internal Revenue Code. The written statement shall be provided to the Corporation to the attention of the secretary. The Corporation, acting through the Board of Directors or its designated authority, shall have the right, within twenty days of receipt by the corporate secretary of such written statement, in the sole discretion of the Corporation, to disapprove the proposed acquisition if it determines in good faith that the transaction could or reasonably might, within a period of two years following the proposed date of the transaction, cause the Corporation to be classified as a personal holding company. If the Corporation disapproves such acquisition within the twenty-day period, the transaction shall not be completed and the Corporation shall not recognize the proposed acquiring person as the owner of any such stock or securities of the Corporation which he proposed to acquire. Neither the Corporation nor its officers, directors or agents shall be liable for the exercise of such discretion in good faith. Endorsements giving notice of this limitation on ownership may be placed upon certificates issued by the Corporation evidencing shares of its Common Stock or other securities.

ARTICLE EIGHTEEN

AMENDMENT OF ARTICLES OF INCORPORATION

The Corporation expressly reserves the right to amend these Articles of Incorporation and to alter, change, or repeal any provision contained herein in any manner now or hereafter permitted or provided by the corporation laws of Colorado, subject, however, to the provisions of the Articles of Incorporation and the Bylaws of the Corporation, and the rights of all shareholders are expressly made subject to such power of amendment.

ARTICLE NINETEEN

DESIGNATION, PREFERENCES AND RIGHTS OF SERIES 1998-C

PARTICIPATING CUMULATIVE PREFERENCE STOCK

19-1. Designation and Amount. The shares of this series shall be designated as “Series 1998-C Participating Cumulative Preference Stock” and shall consist of 500,000 shares of Preferred Stock, $10 par value per share, having the preferences, limitations and relative rights set forth below. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series 1998-C Participating Cumulative Preference Stock to a number less than the number of such shares then outstanding plus the number of such shares reserved for issuance upon the exercise of outstanding options or rights or upon the conversion of any outstanding securities issued by the Corporation convertible into Series 1998-C Participating Cumulative Preference Stock.

19-2. Dividends and Distributions. The holders of Series 1998-C Participating Cumulative Preference Stock shall have the following dividend rights:

A. Subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all

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non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), that may be declared on the Common Stock, par value $.01 per share, of the Corporation (the “Common Stock”). In the event the Corporation shall at any time after November 10, 1998 (the “Rights Declaration Date”) (i) declare or pay any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series 1998-C Participating Cumulative Preference Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event. Declaration of a dividend on the Common Stock is at the sole discretion of the Corporation.

B. The Corporation shall declare a dividend or distribution on the Series 1998-C Participating Cumulative Preference Stock as provided in paragraph A above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

C. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series 1998-C Participating Cumulative Preference Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series 1998-C Participating Cumulative Preference Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 45 days prior to the date fixed for the payment thereof.

19-3. Voting Rights. In addition to the voting rights otherwise required by law, the holders of shares of Series 1998-C Participating Cumulative Preference Stock shall have the following voting rights:

A. Subject to the provision for adjustment hereinafter set forth, each share of Series 1998-C Participating Cumulative Preference Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare or pay any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Series 1998-C Participating Preference Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

B. Except as otherwise provided in the Corporation’s Amended and Restated Articles of Incorporation or by law, the holders of shares of Series 1998-C Participating Cumulative Preference Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

C. (i) If at any time dividends on any Series 1998-C Participating Cumulative Preference Stock shall be in arrears in an amount equal to six quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (herein called a “default period”) which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series 1998-C Participating Cumulative Preference Stock then outstanding shall have been declared and paid or set apart for payment. During each default

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period, all holders of Preferred Stock (including holders of the Series 1998-C Participating Cumulative Preference Stock) with dividends in arrears in an amount equal to six quarterly dividends thereon, voting as a class, irrespective of series, shall have the right to elect two directors.

(ii) During any default period, such voting right of the holders of Series 1998-C Participating Cumulative Preference Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 19-3C or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders, provided that neither such voting right nor the right of the holders of any other series of Preferred Stock, if any, to increase, in certain cases, the authorized number of directors shall be exercised unless the holders of 10% in number of shares of Preferred Stock Outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Preferred Stock of such voting right. At any meeting at which the holders of Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting as a class, to elect directors to fill such vacancies, if any, in the Board of Directors as may then exist up to two directors or, if such right is exercised at an annual meeting, to elect two directors. If the number which may be so elected at any special meeting does not amount to the required number, the holders of the Preferred Stock shall have the right to make such increase in the number of directors as shall be necessary to permit the election by them of the required number. After the holders of the Preferred Stock shall have exercised their right to elect directors in any default period and during the continuance of such period, the number of directors shall not be increased or decreased except by vote of the holders of Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or pari passu with the Series 1998-C Participating Cumulative Preference Stock.

(iii) Unless the holders of Preferred Stock shall, during an existing default period, have previously exercised their right to elect directors, the Board of Directors may order, or any stockholder or stockholders owning in the aggregate not less than 10% of the total number of shares of Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of the holders of Preferred Stock, which meeting shall thereupon be called by the Chairman of the Board, Chief Executive Officer and President, a Senior Vice-President or the Secretary of the Corporation. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote pursuant to this paragraph 19-3C(iii) shall be given to each holder of record of Preferred Stock by mailing a copy of such notice to the holder the last address appearing on the books of the Corporation. Such meeting shall be called for a time not earlier than 20 days and not later than 60 days after such order or request or in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than 10% of the total number of shares of Preferred Stock outstanding. Notwithstanding the provisions of this paragraph 19-3C(iii), no such special meeting shall be called during the period within 60 days immediately preceding the date fixed for the next annual meeting of the stockholders.

(iv) In any default period, the holders of Common Stock, and other classes of stock of the Corporation, if applicable, shall continue to be entitled to elect the whole number of directors until the holders of Preferred Stock shall have exercised their right to elect two directors voting as a class, after the exercise of which right (x) the directors so elected by the holders of Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in paragraph C(ii) of this Section 19-3) be filled by vote of a majority of the remaining directors theretofore elected by the holders of the class of stock which elected the director whose office shall have become vacant. References in this paragraph 19-3C to directors elected by the holders of a particular class of stock shall include directors elected by such directors to fill vacancies as provided in clause (y) of the foregoing sentence.

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(v) Immediately upon the expiration of a default period, (x) the right of the holders of Preferred Stock as a class to elect directors shall cease, (y) the term of any directors elected by the holders of Preferred Stock as a class shall terminate, and (z) the number of directors shall be such number as may be provided for in the Corporation’s Amended and Restated Articles of Incorporation or Bylaws irrespective of any increase made pursuant to the provisions of paragraph C(ii) of this Section 19-3 (such number being subject, however, to change thereafter in any manner provided by law or in the Amended and Restated Articles of Incorporation or Bylaws). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining directors.

D. Except as set forth herein, holders of Series 1998-C Participating Cumulative Preference Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

19-4. Cancellation. Any shares of Series 1998-C Participating Cumulative Preference Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the shareholders or the Board of Directors, subject to the conditions and restrictions on issuance set forth in the Corporation’s Amended and Restated Articles of Incorporation.

19-5. Restrictions. The Corporation shall abide by the following restrictions:

A. Whenever quarterly dividends or other dividends or distributions payable on the Series 1998-C Participating Cumulative Preference Stock as provided for in Section 19-2 are in arrears or the Corporation shall be in default in payment thereof, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series 1998-C Participating Cumulative Preference Stock outstanding shall have been paid or set aside for payment in full, and in addition to any and all other rights which any holder of shares of Series 1998-C Participating Cumulative Preference Stock may have in such circumstances, the Corporation shall not:

(i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series 1998-C Participating Cumulative Preference Stock;

(ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series 1998-C Participating Cumulative Preference Stock, unless dividends are paid ratably on the Series 1998-C Participating Cumulative Preference Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series 1998-C Participating Cumulative Preference Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series 1998-C Participating Cumulative Preference Stocks or redeem or purchase or otherwise acquire for consideration any shares of Series 1998-C Participating Cumulative Preference Stock, or any shares of stock ranking on a parity with the Series 1998-C Participating Cumulative Preference Stock (either as to dividends or upon liquidation, dissolution or winding up), except in accordance with a purchase offer

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made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

B. The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph A of this Section 19-5, purchase or otherwise acquire such shares at such time and in such manner.

19-6. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, the holders of Series 1998-C Participating Cumulative Preference Stock shall have the following rights.

A. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, no distribution shall be made to the holders of shares of stock ranking (either as to dividends or upon liquidation, dissolution or winding up) junior to the Series 1998-C Participating Cumulative Preference Stock unless, prior thereto, the holders of shares of Series 1998-C Participating Cumulative Preference Stock shall have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the “Series 1998-C Liquidation Preference”). Following the payment of the full amount of the Series 1998-C Liquidation Preference, no additional distributions shall be made to the holders of shares of Series 1998-C Participating Cumulative Preference Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the “Common Adjustment”) equal to the quotient obtained by dividing (i) the Series 1998-C Liquidation Preference by (ii) 100 (as appropriately adjusted as set forth in subparagraph C below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the “Adjustment Number”). Following the payment of the full amount of the Series 1998-C Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series 1998-C Participating Cumulative Preference Stock and Common Stock, respectively, holders of Series 1998-C Participating Cumulative Preference Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Series 1998-C Participating Cumulative Preference Stock and Common Stock, on a per share basis, respectively.

(b) In the event, however, that there are not sufficient assets available to permit payment in full of the Series 1998-C Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank on a parity with the Series 1998-C Participating Cumulative Preference Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment then such remaining assets shall be distributed ratably to the holders of Common Stock.

(c) In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

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19-7. Consolidation, Merger, Etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series 1998-C Participating Cumulative Preference Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare or pay any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series 1998-C Participating Cumulative Preference Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

19-8. No Redemption. The shares of Series 1998-C Participating Cumulative Preference Stock shall not be redeemable by the holders thereof.

19-9. Amendment. The Restated Articles of Incorporation of the Corporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series 1998-C Participating Cumulative Preference Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series 1998-C Participating Cumulative Preference Stock, voting separately as a class.

19-10. Fractional Shares. Series 1998-C Participating Cumulative Preference Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series 1998-C Participating Cumulative Preference Stock.

IN WITNESS WHEREOF, Rentech, Inc. has caused these Restated Articles of Incorporation to be signed on its behalf by its President and witnessed or attested by its Secretary on November 30, 2004.

Attest:	RENTECH, INC.

/s/ Ronald C. Butz	/s/ Dennis L. Yakobson
Ronald C. Butz, Secretary	Dennis L. Yakobson, President

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Acknowledgements

The undersigned President and Secretary of Rentech, Inc., who executed the foregoing Restated Articles of Incorporation, each hereby acknowledge, in the name and on behalf of the Corporation, that the Restated Articles of Incorporation correctly set forth and restate the Articles of Incorporation of Rentech, Inc. as amended and currently in effect.

/s/ Ronald C. Butz	/s/ Dennis L. Yakobson
Ronald C. Butz, Secretary	Dennis L. Yakobson, President

STATE OF COLORADO	)
	)	ss.
City and County of Denver	)

I, Linda Kansorka, a notary public, hereby certify that on the              day of December, 2004, personally appeared before me Dennis L. Yakobson and Ronald C. Butz, who, being by me first duly sworn, declared that they are the President and Secretary, respectively, of Rentech, Inc. and that they are the persons who signed the foregoing Restated Articles of Incorporation of Rentech, Inc. in their capacities as President and Secretary of the Corporation and that the statements therein contained are true to the best of their knowledge, information and belief.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this              day of December, 2004.

My commission expires:

Notary Public

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Exhibit 3(ii)

BYLAWS

OF

RENTECH, INC.

1

i

ii

BYLAWS

OF

RENTECH, INC.

ARTICLE I - OFFICES

Section 1.1. Principal Office. The principal office of the corporation in the state of Colorado shall be located in the City and County of Denver. The corporation may also have offices at such other places within or without the state of Colorado as the Board may from time to time determine or the business of the corporation may require.

Section 1.2. Registered Office. The registered office of the corporation, required by the Colorado Business Corporation Act (the “Act”) to be maintained in the state of Colorado, may be, but need not be, identical with the principal office in the state of Colorado, and the address of the registered office may be changed from time to time by the Board.

ARTICLE II - SHAREHOLDERS

Section 2.1. Annual Meeting of Shareholders.

Section 2.1.1. Time of Meeting. The annual meeting of the Shareholders shall be held at such time on such day of each year as shall be fixed annually by the Board, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the state of Colorado, such meeting shall be held on the next succeeding business day.

Section 2.1.2. Election of Directors. If the election of directors shall not be held on the day designated herein for any annual meeting of shareholders, or at any adjournment thereof, the board shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

Section 2.2. Special Meetings of Shareholders. Unless otherwise controlled by statute, special meetings of the shareholders may be called for any purpose or purposes by the president or by the Board. The president shall call a special meeting of the shareholders if the corporation receives one or more written demands for a special meetings, stating the purpose or purposes for holding the meeting, signed and dated by the holders of shares representing at least ten percent of all votes entitled to be cast on any issue proposed to be considered at the meeting. Business transacted at a special meeting shall be confined to the purposes stated in the notice.

Section 2.3. Place of Shareholder Meetings. The Board may designate any place, either within or outside the state of Colorado, as the place of meeting for any annual meeting or for an special meeting of shareholders called by the Board. If no designation is made, or if a special meeting is called other than by the president or Board, the place of meeting shall be the principal office of the corporation in the state of Colorado.

Section 2.4. Notice of Meeting of Shareholders.

Section 2.4.1. General Notice Provisions. Written notice stating the place, day and hour of a meeting of shareholders and, in case of a special meeting, the purpose or purposes for which the meeting

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is called, shall, unless otherwise prescribed by statute, be given not less than ten nor more than sixty days before the date of the meeting, except that if the number of authorized shares is to be increased, at least thirty days notice shall be given.

Section 2.4.2. Notice of Purposes of Meetings. Notice of a special meeting shall include a description of the purpose or purposes of the meeting. Notice of an annual meeting need not include a description of the purpose or purposes of the meeting except the purpose or purposes shall be stated with respect to:

(a) an amendment to or restatement of the articles of incorporation;

(b) a merger or share exchange in which the corporation is a party and, with respect to a share exchange, in which the corporation’s shares will be acquired;

(c) a sale, lease, exchange or other disposition, other than in the usual and regular course of business, of all or substantially all of the property of the corporation or of another entity which this corporation controls, in each case with or without the goodwill;

(d) a dissolution of the corporation;

(e) any other purpose for which a statement of purpose is required by the Act.

Section 2.4.3. Means of Giving Notice. Notice shall be given personally or by mail, private carrier, telegraph, teletype, electronically transmitted facsimile or other form of wire or wireless communication by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed and if in a comprehensible form, such notice shall be deemed to be given and effective when deposited in the United States mail, addressed to the shareholder at the shareholder’s address as it appears in the corporation’s current record of shareholders, with postage prepaid. If notice is given other than by mail, and provided that such notice is in a comprehensible form, the notice shall be deemed to be given and effective on the date received by the shareholder.

Section 2.4.4. Expense of Notice. If requested by the person or persons lawfully calling such meeting, the notice shall be given at corporate expense.

Section 2.4.5. Adjournment. When a meeting is adjourned to another date, time or place, notice need not be given of the new date, time or place if the new date, time or place of such meeting is announced before adjournment at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than one hundred twenty days, or if a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting as of the new record date.

Section 2.4.6. Waiver of Notice. A shareholder may waive notice of a meeting before or after the time and date of the meeting by a writing signed by such shareholder. Such waiver shall be delivered to the corporation for filing with the corporate records. Further, by attending a meeting either in person or by proxy, a shareholder waives objection to lack of notice or defective notice of the meeting unless the shareholder objects at the beginning of the meeting to the holding of the meeting or the transaction of business at the meeting because of lack of notice or defective notice. By attending the meeting, the shareholder also waives any objection to consideration in the meeting of a particular matter not within the

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purpose or purposes described in the meeting notice unless the shareholder objects to considering the matter when it is presented.

Section 2.4.7. Change of Shareholder’s Address. No notice need be sent to any shareholder if three successive notices mailed to the last known address of such shareholder have been returned as undeliverable until such time as another address for such shareholder is made known to the corporation by such shareholder. In order to be entitled to receive notice of any meeting, a shareholder shall advise the corporation in writing of any change in such shareholder’s mailing address as shown on the corporation’s books and records.

Section 2.5. Meeting of All Shareholders. If all of the shareholders shall meet at any time and place, either within or outside the state of Colorado, and consent to holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any corporate action may be taken.

Section 2.6. Closing of Transfer Books or Fixing of Record Date.

Section 2.6.1. Closure of Books in General. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any distribution, or in order to make a determination of shareholders for any other purpose, the Board may provide that the share transfer books shall be closed for a stated period but not to exceed, in any case, seventy days.

Section 2.6.2. Closure of Books for Shareholder Meetings. If the share transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting.

Section 2.6.3. Board Action in Lieu of Closing Books. In lieu of closing the share transfer books, the Board may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than seventy days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken.

Section 2.6.4. Fixing Record Date in Lieu of Closing Books. If the share transfer books are not closed and no record date is fixed for determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a distribution, the date on which notice of the meeting is mailed or the date on which the resolution of the Board declaring such distribution is adopted, as the case may be, shall be the record date for such determination of shareholders.

Section 2.6.5. Provisions Applicable to Adjournment. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in sections 2.6.1 through 2.6.4, such determination shall apply to any adjournment thereof unless the meeting is adjourned to a date more than one hundred twenty days after the date fixed for the original meeting, in which case the Board shall make a new determination as provided in this section.

Section 2.7. Voting Record.

Section 2.7.1. Preparation. After a record date is fixed for a meeting of shareholders, the officer or agent having charge of the stock transfer books for shares of the corporation shall make, as of the record date, a complete record of the shareholders entitled to be given notice to vote at such meeting of

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shareholders or any adjournment thereof, arranged by voting groups and within each voting group by class or series of shares, in alphabetical order within each class or series, with the address of and the number of shares held by each shareholder in each class or series.

Section 2.7.2. Available for Inspection. For a period beginning the earlier of ten days before the meeting for which the record was prepared or two business days after notice of the meeting is given and continuing through the meeting, the record shall be kept on file at the principal office of the corporation or at a place identified in the notice of the meeting in the city where the meeting will be held, whether within or outside the state of Colorado, and shall be subject to inspection by any shareholder upon written demand at any time during usual business hours. Such record shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes of the meeting.

Section 2.7.3. Shareholders Entitled to Inspection. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine the record or transfer books or to vote at any meeting of shareholders.

Section 2.8. Quorum of Shareholders.

Section 2.8.1. Majority Required. A majority of the vote is entitled to be cast on the matter by a voting group, represented in person or by proxy, constitutes a quorum of that voting group for action on that matter. If no specific voting group is designated in the articles of incorporation or under the Act for a particular matter, all outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a voting group. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of shareholders whose absence would cause there to be less than a quorum.

Section 2.8.2. Adjournment. In the absence of a quorum at any such meeting, a majority of the shares so represented may adjourn the meeting from time to time for a period not to exceed one hundred twenty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

Section 2.9. Action by Shareholders at a Meeting. If a quorum is present at a meeting of shareholders, an action of the shareholders is approved if a majority of the votes within each class present at the meeting favor the action and such action shall be the act of the shareholders, unless the vote of a greater proportion or number or voting by groups is otherwise required by the Act or the articles of incorporation or these bylaws.

Section 2.10. Proxies of Shareholders.

Section 2.10.1. Appointment of Proxy. At all meetings of shareholders, a shareholder may vote by proxy by signing an appointment form or similar writing, either personally or by the shareholder’s duly authorized attorney-in-fact. A shareholder may also appoint a proxy by transmitting or authorizing the transmission of a telegram, teletype, or other electronic transmission providing a written statement of the appointment to the proxy, a proxy solicitor, proxy support service organization, or other person duly authorized by the proxy to receive appointments as agent for the proxy, or to the corporation.

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Section 2.10.2. Contents, Submission and Period of Proxy. The transmitted appointment shall set forth or be transmitted with written evidence from which it can be determined that the shareholder transmitted or authorized the transmission of the appointment. The proxy appointment form or similar writing shall be filed with the secretary of the corporation before or at the time of the meeting. The appointment of a proxy is effective when received by the corporation and is valid for eleven months unless a different period is expressly provided in the appointment form or similar writing, or the proxy applies only to a specific meeting of shareholders and adjournments of that meeting.

Section 2.10.3. Substitution of Original. Any complete copy, including an electronically transmitted facsimile, of an appointment of a proxy may be substituted for or used in lieu of the original appointment for any purpose for which the original appointment could be used.

Section 2.10.4. Revocation of a Proxy.

(a) Revocation of a proxy does not affect the right of the corporation to accept the proxy’s authority unless:

(i) the corporation had notice that the appointment was coupled with an interest and notice that such interest is extinguished is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises the proxy’s authority under the appointment; or

(ii) other notice of the revocation of the appointment is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises the proxy’s authority under the appointment.

(b) Other notice of revocation may, in the discretion of the corporation, be deemed to include the appearance at a shareholders’ meeting of the shareholder who granted the proxy and his or her voting in person on any matter subject to a vote at such meeting.

(c) The death or incapacity of the shareholder appointing a proxy does not affect the right of the corporation to accept the proxy’s authority unless notice of the death or incapacity is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his or her authority under the appointment.

(d) The corporation shall not be required to recognize an appointment made irrevocable if it has received a writing revoking the appointment signed by the shareholder (including a shareholder who is a successor to the shareholder who granted the proxy) either personally or by his or her attorney-in-fact, notwithstanding that the revocation may be a breach of an obligation of the shareholder to another person not to revoke the appointment.

Section 2.11. Voting of Shares.

Section 2.11.1. Manner of Voting. At all meetings of shareholders, voting shall be by a written stock vote. Such vote shall be taken by ballot, and the secretary or inspector of election shall record the name of the shareholder voting, the number of shares voted, and, if such vote shall be by proxy, the name of the proxy holder.

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Section 2.11.2. Entitlement to Vote.

(a) Unless otherwise provided by these bylaws or the articles of incorporation, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders, and each fractional share shall be entitled to a corresponding fractional vote on each such matter. If two or more persons hold shares as co-tenants or fiduciaries and the vote for those shares is cast in a name that purports to be the name of at least one of them and the person voting in person or signing a proxy vote appears to be acting on behalf of all the cotenants or fiduciaries, the corporation may accept the vote. If more than one cotenant or fiduciary votes, the act of the majority shall bind all of the votes, and if the votes are evenly divided, each cotenant or fiduciary may vote the shares proportionately according to their beneficial interest. A shareholder shall not be entitled to vote where the transfer books of the corporation shall have been closed or a date shall have been fixed as a record date for the determination of shareholders entitled to vote prior to that shareholder becoming a shareholder.

(b) Each record holder of stock shall be entitled to vote on the election of directors and shall have as many votes for each director as the shares owned by him and for whose election he has the right to vote.

(c) At each election of directors, that number of candidates equaling the number of directors to be elected, having the highest number of votes cast in favor of their election, shall be elected to the board of directors.

(d) Except as otherwise ordered by a court of competent jurisdiction upon a finding that the purpose of this Section would not be violated in the circumstances presented to the court, the shares of the corporation are not entitled to be voted if they are owned, directly or indirectly, by a second corporation, domestic or foreign, and the first corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second corporation, except to the extent the second corporation holds the shares in a fiduciary capacity.

(e) Redeemable shares are not entitled to be voted after notice of redemption is mailed to the holders and a sum sufficient to redeem the shares has been deposited with a bank, trust company or other financial institution under an irrevocable obligation to pay the holders the redemption price upon surrender of the shares.

Section 2.12. Procedures for Submission of Shareholder Proposals.

(a) At any annual meeting of the shareholders of the corporation, only such business shall be conducted as shall have been brought before the meeting (i) by or at the direction of the board of directors or (ii) by any shareholder of the corporation entitled to vote for the election of directors at such meeting who complies with the procedures set forth in this Section.

(b) For business properly to be brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in proper written form to the secretary of the corporation and such other business must otherwise be a proper matter for shareholder action.

(1) To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal executive offices of the corporation not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not

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later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a shareholder’s notice as described above. “Public announcement” means the corporation’s distribution of a press release to the public or the filing of a Form 8-K with the Securities and Exchange Commission.

(2) To be in proper written form, a shareholder’s notice to the secretary shall set forth in writing, as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting that business at the annual meeting, (ii) the name and address, as they appear on the corporation’s books, of the shareholder proposing the business and the beneficial owner or owners, if any, on whose behalf the proposal is made (iii) the class and number of shares of the corporation that are owned beneficially and of record by the shareholder and the beneficial owner or owners and (iv) any material interest of the shareholder and the beneficial owner or owners in the business proposed for the meeting.

(c) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section. The Chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that proposed business was not properly brought before the meeting in accordance with the provisions of this Section, and, if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(d) Notwithstanding the foregoing provisions of this Section, a shareholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the matters set forth in this Section. Nothing in this Section shall be deemed to affect any rights of shareholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Section 2.13. Conduct of Meetings. The meeting shall be conducted as determined by the president or other presiding officer of the meeting. Roberts Rules of Order shall be applied to the extent and as determined by the president or other presiding officer. At any meeting of shareholders, the chairman of the meting shall fix and announce at the meeting the opening of the polls for accepting votes, and the closing of the polls, for each matter upon which the shareholders will vote at the meeting. Closing of the polls in this manner shall be effective as of the time stated.

Section 2.14. Action by Shareholders Without a Meeting.

Section 2.14.1. Written Consents. Any action that may be taken by vote may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each shareholder entitled to vote and delivered to the secretary of the corporation for inclusion in the minutes or for filing with the corporate records. Such written consent of the shareholders entitled to vote has the same force and effect as an unanimous vote of such shareholders and may be stated as such in any document. Action taken under this Section is effective as of the date the last writing necessary to effect the action is received by the corporation, unless all of the writings specify a different effective date, in which case such specified date shall be the effective date for such action. If any shareholder revokes his consent as provided for herein prior to what would otherwise be the effective date, the action proposed in the consent shall be invalid. The record date for determining shareholders entitled to take action without a meeting is the date the corporation first receives a writing upon which the action is taken. Any shareholder who has signed a writing describing and consenting to action taken pursuant to this Section

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may revoke such consent by a writing signed by the shareholder describing the action and stating that the shareholder’s prior consent thereto is revoked, if such writing is received by the corporation before the effectiveness of the action.

Section 2.14.2. Electronic Transmission of Consent. Any such written consent may be received by the corporation by electronically transmitted facsimile or other form of wire or wireless communication providing the corporation with a complete copy thereof, including a copy of the signature thereto.

Section 2.15. Cumulative Voting. No shareholder shall be permitted to cumulate that shareholder’s votes.

Section 2.16. Corporation’s Acceptance of Votes. If the name signed on a vote, consent, waiver, proxy appointment, or proxy appointment revocation corresponds to the name of a shareholder, the corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, proxy appointment or proxy appointment revocation and give it effect as the act of the shareholder. If the name signed on a vote, consent, waiver, proxy appointment or proxy appointment revocation does not correspond to the name of a shareholder, the corporation, if acting in good faith, is nevertheless entitled to accept the vote, consent, waiver, proxy appointment or proxy appointment revocation and to give it effect as the act of the shareholder if:

(a) the shareholder is an entity and the name signed purports to be that of an officer or agent of the entity;

(b) the name signed purports to be that of an administrator, executor, guardian or conservator representing the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

(c) the name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

(d) the name signed purports to be that of a pledgee, beneficial owner or attorney-in-fact of the shareholder and, if the corporation requests, evidence acceptable to the corporation of the signatory’s authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

(e) two or more persons are the shareholder as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-tenants or fiduciaries, and the person signing appears to be acting on behalf of all the co-tenants or fiduciaries; or

(f) the acceptance of the vote, consent, waiver, proxy appointment or proxy appointment revocation is otherwise proper under rules established by the corporation that are not inconsistent with this Section.

The corporation is entitled to reject a vote, consent, waiver, proxy appointment or proxy appointment revocation if the secretary, inspector of election, or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory’s authority to sign for the shareholder.

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Neither the corporation, an inspector, nor its officers nor any agent who accepts or rejects a vote, consent, waiver, proxy appointment or proxy appointment revocation in good faith and in accordance with the standards of this Section shall be liable in damages for the consequences of the acceptance or rejection.

Section 2.17. Inspectors. The Board or president of the corporation, in advance of or at any meeting of shareholders, may appoint one or more inspectors to act at such meeting or any adjournment thereof. If inspectors are not so appointed or if any of them shall fail to appear or act, the chairman of the meeting may appoint inspectors. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability. The inspectors shall determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the chairman of the meeting or any shareholder entitled to vote thereat, the inspector or inspectors shall make a report in writing of any challenge, request or matter determined by them and shall execute a certificate of any fact found by them. No director or candidate for the office of director shall act as an inspector of an election of directors. Inspectors need not be shareholders.

ARTICLE III - BOARD OF DIRECTORS

Section 3.1. General Powers. The business and affairs of the corporation shall be managed by its Board, except as otherwise provided in the Act or the articles of incorporation.

Section 3.2. Performance of Duties.

Section 3.2.1. Standard of Care. A director of the corporation shall perform that director’s duties as a director, including that director’s duties as a member of any committee of the Board upon which the director may serve, in good faith, in a manner in which that director reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A person who so performs that person’s duties shall not have any liability by reason of being or having been a director of the corporation.

Section 3.2.2. Reliance Upon Other Persons and Written Materials. In the performance of the director’s duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups listed in paragraphs (a), (b), and (c) of this Section, but the director shall not be considered to be acting in good faith if that director has knowledge concerning the matter in question that would cause such reliance to be unwarranted. Those persons and groups on whose information, opinions, reports, and statements a director is entitled to rely are:

(a) One or more officer or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(b) Legal counsel, public accountants, or other persons as to matters which the director reasonably believes to be within their professional or expert competence; or

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(c) A committee of the Board upon which the director does not serve, duly designated in accordance with the provisions of the articles of incorporation and the bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

Section 3.3. Number, Tenure and Qualifications. The Board shall consist of not less than three nor more than nine members, as may be fixed from time to time by resolution of the Board, provided, however, there need be only as many directors as there are shareholders in the event that the outstanding shares are held of record by fewer than three shareholders. Directors shall be natural persons at least eighteen years of age, but need not be shareholders nor residents of the state of Colorado. Each director shall hold office until the third succeeding meeting of the shareholders or until the director’s successor shall have been elected and qualified.

Section 3.4. Nominations for the Board. Nominations for the election of directors may be made by the Board or by a shareholder entitled to vote in the election of directors. Shareholders may submit their recommendations for nominations to the corporation’s nominating committee for its evaluation and recommendation to the Board. A shareholder entitled to vote in the election of directors may make a nomination at a meeting of shareholders only if written notice of such shareholder’s intent to do so has been given, either by personal delivery or by United States mail, postage prepaid, and received by the corporation (a) with respect to an election to be held at an annual meeting of shareholders, not later than the end of the corporation’s fiscal year immediately preceding the annual meeting and (b) with respect to an election to be held at a special meeting of shareholders called for that purpose, not later than the close of business on the tenth day following the date on which notice of the special meeting was first mailed to the shareholders of the corporation.

Each shareholder’s notice of intent to make a nomination shall set forth in writing: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder (a) is a holder of record of stock of the corporation entitled to vote at such meeting, (b) will continue to hold such stock through the date on which the meeting is held, and (c) intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to Regulation 14A promulgated under Section 14 of the Securities Exchange Act of 1934, as amended, as now in effect or hereafter modified, had the nominee been nominated by the Board; and (v) the written consent of each nominee to serve as a director of the corporation if so elected. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the qualifications of such person to serve as a director. No person shall be eligible for election as a director unless nominated either (i) by a shareholder in accordance with the foregoing procedure or (ii) by the Board.

Section 3.5. Eligibility Requirements. No person who has asserted or hereafter asserts any Claim against the corporation or any Subsidiary (any such person, a “Plaintiff”), and no person who is or becomes an Affiliate or Associate of any Plaintiff (while such person continues to be such an Affiliate or Associate) (any such person, a “Related Person”), shall be eligible to be elected or to serve as a director of the corporation until such Claim has been finally resolved (“Finally Resolved”); provided, however, that a director of the corporation who is validly nominated and elected a director but who after such election becomes a Plaintiff or Related Person, shall not solely by reason of so becoming or being a Plaintiff or Related Person cease to be a director and instead shall continue as a director for the remainder of the term

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for which such director was elected or until such director’s resignation or removal; provided, further, however, that it shall be the duty of any such director promptly to notify the Board that such director is or has become a Plaintiff or Related Person and it also shall be the duty of any such director, either to promptly take all steps as may be necessary to cause such director to be neither a Plaintiff nor a Related Person, or, if all such steps cannot be or have not been taken and such director continues to be either a Plaintiff or a Related Person and the pertinent Claim has not been Finally Resolved within 45 days of the date on which a director notifies the Board or the Board determines such director is or has become a Plaintiff or Related Person, which period may be extended by the Board (“Resolution Period”), to resign as a director of the corporation, effective immediately, at or before the end of such Resolution Period.

For purposes of this Section 3.5, the following terms shall have the following respective meanings:

(i) “Affiliate” means any person (or group of persons having any written or unwritten agreement, arrangement or understanding, whether or not enforceable, relating to any Claim) who or which, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, any Plaintiff. For purposes of the foregoing definition, the term “control” (including the terms controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise, and a “controlling” relationship between any person (or such a group) and another person shall be deemed to exist whenever (but is not limited to the situation in which) the former person (or members of such a group) directly or indirectly holds or owns at least ten percent of the outstanding securities of any class or series of voting securities issued by, or at least ten percent of the aggregate voting power with respect to, the latter person.

(ii) “Associate” means any person who or which:

(1) is an officer, partner, director, trustee or similar fiduciary of, or authorized to act in any similar capacity with respect to, any Plaintiff, any Affiliate or any other Associate of a Plaintiff;

(2) is, directly or indirectly, the holder or owner of at least ten percent of any class or series of equity securities issued by any Plaintiff or Affiliate;

(3) has a substantial beneficial interest in any Plaintiff or Affiliate which is a trust or estate; or

(4) is a member of the immediate family of any Plaintiff, any Affiliate or any other person described in (1), (2) or (3) of this Section.

For purposes of the foregoing definition, a person’s “immediate family” includes such person’s spouse, children, siblings, parents, parents-in-law, sons and daughters-in-law and brothers and sisters-in-law.

(iii) “Claim” means any claim, cross-claim, counter-claim or third-party claim pled in any action, suit or proceeding (whether at law, in equity or otherwise and regardless of the character of the relief sought) before or subject to the jurisdiction of any court, governmental agency or instrumentality, arbitrator, or similar body or authority, other than:

(1) one which (when aggregated with all other claims, cross-claims, counter-claims and third-party claims asserted by the pertinent Plaintiff or any Related Person of such Plaintiff against

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the corporation or any Subsidiary that have not been Finally Resolved), if it (and all other aggregated claims, cross-claims, counter-claims and third-party claims) were decided adversely to the corporation or a Subsidiary, could result in an order or orders compelling the corporation, any Subsidiary, or both of them, to pay out or otherwise dispose of cash or any other assets having an aggregate value in excess of 10% of the consolidated current assets of the corporation as of the quarter then most recently ended or render the corporation insolvent;

(2) one asserted in the right of the corporation.

(iv) When used with respect to a particular Claim, the term “Finally Resolved” means that a final order has been rendered with respect to such Claim and all available appeals from such order have been exhausted or the time for seeking such review has expired.

(v) “Subsidiary” means any corporation or other entity at least fifty percent of the equity of which is owned, directly or indirectly, by the corporation.

Section 3.6. Regular Meetings of Directors. A regular meeting of the Board shall be held without notice other than this bylaw immediately after, and at the same place as, the annual meeting of the shareholders or at such other time and place as the Board may select. The Board may provide, by resolution, the time and place, either within or without the state of Colorado, for the holding of additional regular meetings without other notice than such resolution.

Section 3.7. Special Meetings of Directors. Special meetings of the Board may be called by or at the request of the president or any two directors. The person or person authorized to call special meetings of the Board may fix any place, either within or without the state of Colorado, as the place for holding any special meeting of the Board called by them, provided that no meeting shall be called outside the state of Colorado unless a majority of the Board has so authorized.

Section 3.8. Notice of Director Meetings. Except as to regular meetings of directors for which no notice is required, written notice of meetings of directors shall be given as follows:

Section 3.8.1. Means of Notice. By mail to each director at his business address at least two days prior to the meeting; or by personal delivery, facsimile, electronic transmission, or telegram at least twenty-four hours prior to the meeting to the business address of each director, or in the event such notice is given on a Saturday, Sunday or holiday, to the residence address of each director.

Section 3.8.2. When Effective. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, so addressed, with postage thereon prepaid. If notice is given by facsimile, such notice shall be deemed to be delivered when a confirmation of the transmission of the facsimile has been received by the sender. If notice is by computerized electronic transmission, such notice shall be deemed to be delivered when delivery of the message is confirmed on the sender’s computer electronic message system. If notice is given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company.

Section 3.8.3. Waiver. A director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting. When

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any notice is required to be given to a director, a waiver thereof in writing signed by such director, whether before, at or after the time stated therein, shall constitute the giving of such notice.

Section 3.9. Quorum. A majority of the number of directors fixed by or pursuant to section 3.3 of this Article III, or if no such number is fixed, a majority of the number of directors in office immediately before the meeting begins, shall constitute a quorum for the transaction of business at any meeting of the Board, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 3.10. Action by Directors at a Meeting. Except as otherwise required by law or by the articles of incorporation, the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

Section 3.11. Informal Action by Directors or Committee Members.

Section 3.11.1. Written Consents. Unless the articles of incorporation or these bylaws provide otherwise, any action required or permitted to be taken at a meeting of the Board or any committee designated by the Board may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each director or committee member, and delivered to the secretary for inclusion in the minutes or for filing with the corporate records.

Section 3.11.2. When Effective. Action taken under this section is effective when all directors or committee members have signed the consent, unless the consent specifies a different effective date. Such consent has the same force and effect as a unanimous vote of the directors or committee members and may be stated as such in any document.

Section 3.12. Participation by Electronic Means. Any members of the Board or any members of a committee designated by the Board may participate in a meeting of the Board or committee by means of telephone conference or similar communication equipment by which all person participating in the meeting can hear each other at the same time. Such participation shall constitute presence in person at the meeting.

Section 3.13. Vacancies.

Section 3.13.1. Manner of Filling. Any vacancy on the Board, including vacancies resulting from an increase in the number of directors in accordance with section 3.3 of this Article III, may be filled by the affirmative vote of a majority of the Board. If the directors remaining in office constitute fewer than a quorum of the Board, the directors may fill the vacancy by the affirmative vote of the majority of all directors remaining in office.

Section 3.13.2. Term of Director Filling Vacancy. A director elected to fill a vacancy shall hold office for the unexpired term of that director’s predecessor in office.

Section 3.14. Resignation. Any director may resign at any time by giving written notice to the secretary of the corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

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Section 3.15. Removal. Subject to any limitations contained in the articles of incorporation, any director or directors of the corporation may be removed only for cause, and only upon the vote of two-thirds of the shares outstanding of each class of stock which elected said director or directors, subject to the requirements of the Act.

Section 3.16. Committees. By resolution adopted by a majority of the Board, the directors may designate two or more directors to constitute a committee, any of which shall have such authority in the management of the corporation as the Board shall designate and as shall be prescribed by the Act. To the extent provided in the resolution, each committee shall have all the authority of the Board, except that no such committee shall have the authority to (i) authorize distributions, (ii) approve or propose to shareholders actions or proposals required by the Act to be approved by shareholders, (iii) fill vacancies on the Board or any committees thereof, (iv) amend articles of incorporation, (v) adopt, amend or repeal the bylaws, (vi) approve a plan of merger not requiring shareholder approval, (vii) authorize or approve the reacquisition of share unless pursuant to a formula or method prescribed by the Board, or (viii) authorize or approve the issuance or sale of shares, or contract for the sale of shares or determine the designations and relative rights, preferences and limitations of a class or series of shares, except that the Board may authorize a committee or officer to do so within limits specifically prescribed by the Board. The committee shall then have full power within the limits set by the Board to adopt any final resolution setting forth all preferences, limitations and relative rights of such class or series and to authorize an amendment of the articles of incorporation stating the preferences, limitations and relative rights of a class or series for filing with the Secretary of State under the Act.

Sections 8, 9, 10, 11, 12 or 13 of Article III, which govern meetings, notice, waiver of notice, quorum, voting requirements and action without a meeting of the Board, shall apply to committees of the Board and their members appointed under this Section 3.16. Neither the designation of any such committee, the delegation of authority to such committee, nor any action by such committee pursuant to its authority shall alone constitute compliance by any member of the Board or a member of the committee in question with his or her responsibility to conform to the standard of care set forth in Article III, Section 3.2.1 of these bylaws.

Section 3.17. Compensation. By resolute ion of the Board and irrespective of any personal interest of any of the directors, or the Board, each director may be paid that director’s expenses, if any, of attendance at each meeting of the Board, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 3.18. Presumption of Assent. A director who is present at a meeting of the Board or committee of the Board at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless:

(a) the director objects at the beginning of the meeting, or promptly upon that director’s arrival, to the holding of the meeting or the transaction of business at the meeting and does not thereafter vote for or assent to any action taken at the meeting;

(b) the director contemporaneously requests that the dissent or abstention of that director as to any specific action taken be entered in the minutes of the meeting; or

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(c) the director causes written notice of that director’s dissent or abstention as to any specific action to be received by the presiding officer of the meeting before its adjournment or by the corporation promptly after the adjournment of the meeting.

The right to dissent to a specific action taken at a meeting of the Board or a committee of the Board shall not be available to a director who voted in favor of such action.

Section 3.19. Chairman of the Board; Person Presiding at Meetings. The directors shall choose one of their number to be chairman of the board (the “Chairman”). The Chairman shall, if present, preside at each meeting of the Board and shall be an ex officio member of all committees of the Board. The Chairman shall perform all such duties as may from time to time be assigned to him by the Board. In the absence of the Chairman at a meeting of the Board, the president, or in his absence the next highest ranking officer, shall preside as to matters of procedure and to facilitate the conduct of the meeting. In the event there be two or more persons of equal title present at a meeting of the Board, a chairman of the meeting, chosen by the Board, shall preside. A person other than a director authorized to preside at a meeting of the Board does so only for the foregoing limited purposes, and these bylaws in no way confer authority upon such person to infringe upon or alter the duties and powers held by the Chairman and the Board.

ARTICLE IV - OFFICERS

Section 4.1. Number and Offices. The officers of the corporation shall be a president, a secretary, and a treasurer, each of whom must be a natural person who is eighteen years of age or older and shall be elected by the Board. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board. Any two or more offices may be held by the same person except the offices of president and secretary.

Section 4.2. Election and Term of Office. The officers of the corporation to be elected by the Board shall be elected annually by the Board at the first meeting of the Board held after the annual meeting of the shareholders. If the election of the officers shall not be held at such meeting, such election shall be held as soon thereafter as practicable. Each officer shall hold office for the ensuing year or until the officer shall resign or shall have been removed in the manner hereinafter provided or until such officer’s death or incapacity.

Section 4.3. Removal and Resignation of Officers.

Section 4.3.1. Removal. Any officer or agent may be removed by the Board at any time, with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 4.3.2. Resignation. An officer or agent may resign at any time by giving written notice of resignation to the secretary of the corporation. The resignation is effective when the notice is received by the corporation unless the notice specifies a later effective date.

Section 4.4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board for the unexpired portion of the term. If an officer resigns and his resignation is made effective at a later date, the Board, or officer or officers authorized by the Board, may permit the officer to remain in office until the effective date and may fill the pending vacancy before the effective date if the Board or officer or officers authorized by the Board provide that the successor shall not take office until the effective date. In the alternative, the Board, or

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officer or officers authorized by the Board, may remove the officer at any time before the effective date and may fill the resulting vacancy.

Section 4.5. President. The president shall be the principal executive officer of the corporation and, subject to the control of the Board, shall in general supervise and control all of the business and affairs of the corporation. The president shall, when present, preside at all meetings of the shareholders, and, in the absence of the Chairman, of the Board. The president may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the Board, certificates for shares of the corporation, and any deeds, mortgages, bonds, contracts, or other instruments which the Board has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board or these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed. The president shall have such additional authority and duties as are appropriate and customary for the office of president and chief executive officer, except as the same may be expanded or limited by the Board from time to time.

Section 4.6. Vice President. In the absence of the president or in the event of the president’s death, inability or refusal to act, the vice president shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice president shall perform such other duties as from time to time may be assigned by the president or by the Board.

Section 4.7. Secretary. The secretary shall attend all meetings of the Board and of the shareholders, and record all votes and minutes of all proceedings in a book or books to be kept for that purpose. The secretary shall keep in safe custody the seal of the corporation and affix it to any instrument when authorized, and the secretary shall keep all the documents and records of the corporation as required by law or otherwise in a proper and safe manner. When required the secretary shall prepare or cause to be prepared and available at each meeting of shareholders entitled to vote thereat, a list of shareholders indicating the number of shares of each respective class held by each. In general the secretary shall perform all duties incident to the office of secretary and such other duties as may be prescribed from time to time by the president or the Board.

Section 4.8. Treasurer. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in the corporate books. The treasurer shall deposit all money and other valuables in the name and to the credit of the corporation in such depositories as may be designated by the Board and disburse the funds of the corporation as may be ordered or authorized by the Board and preserve proper vouchers for such disbursements. The treasurer shall render to the president and Board at the regular meetings of the Board, or whenever they require it, an account of all of the treasurer’s transactions as treasurer and of the financial condition of the corporation, and the treasurer shall render a full financial report at the annual meeting of the shareholders if so requested. The treasurer shall be furnished, at his or her request, with such reports and statements as the treasurer may require from the corporate officers and agents as to all financial transactions of the corporation. In general the treasurer shall perform all duties as are given by these bylaws or as from time to time are assigned by the Board or president.

Section 4.9. Assistant Officers. The Board may elect (or delegate to the Chairman or to the president the right to appoint) such other officers and agents as may be necessary or desirable for the business of the corporation. Such other officers may include one or more assistant secretaries and treasurers who shall have the power and authority to act in place of the officer to whom they are elected or appointed as an assistant in the event of the officer’s inability or unavailability to act in such officer’s official capacity.

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Section 4.10. Sureties and Bonds. In case the Board shall so require, any officer or agent of the corporation shall execute to the corporation a bond in such sum and with such surety or sureties as the Board may direct. The bond shall be conditioned upon the officer’s or agent’s faithful performance of such officer’s or agent’s duties to the corporation and including responsibility for negligence and for the accounting for all property, funds or securities of the corporation which may come into such officer’s or agent’s hands.

Section 4.11. Salaries. The salaries of the officers shall be fixed from time to time by the Board, and no officer shall be prevented from receiving such salary by reason of the fact that the officer is also a director of the corporation.

ARTICLE V - EXECUTION OF INSTRUMENTS

All corporate instruments and documents shall be signed or countersigned, executed, verified or acknowledged by the president and secretary, respectively, or by such other officer or officers or other person or persons as the Board may from time to time designate.

ARTICLE VI - CERTIFICATES FOR SHARES

Section 6.1. Certificates. The Board shall be authorized to issue any of its classes of shares with or without certificates. The fact that the shares are not represented by certificates shall have no effect on the rights and obligations of shareholders. If the shares are represented by certificates, such shares shall be represented by consecutively numbered certificates signed, either manually or by facsimile, in the name of the corporation by the president or one or more vice presidents and the secretary or an assistant secretary. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, such certificate may nonetheless be issued by the corporation with the same effect as if he were such officer at the date of its issue. All certificates shall be consecutively numbered, and the names of the owners, the number of shares, and the date of issue shall be entered on the books of the corporation. Each certificate representing shares shall state upon its face:

(a)	that the corporation is organized under the laws of Colorado;

(b)	the name of the person to whom issued;

(c)	the number and class of the shares and the designation of the series, if any, that the certificate represents;

(d)	the par value, if any, of each share represented by the certificate;

(e)	At the direction of the Board, a summary on the front or the back, of the designations, preferences, limitations, and relative rights applicable to each class, the variations in preferences, limitations, and rights determined for each series, and the authority of the Board to determine variations for future classes or series or a conspicuous statement, on the front or the back, that the corporation will furnish to the shareholder, on request in writing and without charge, information concerning the designations, preferences, limitations, and relative rights applicable to each class, the variations in preferences, limitations, and rights determined for each series, and the authority of the Board to determine variations for future classes or series; and

(f)	Any restrictions imposed by agreement of shareholders or the corporation or law upon the transfer of the shares represented by the certificate.

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Section 6.2. Consideration for Shares. Certificated or uncertificated shares shall not be issued until the shares represented thereby are fully paid. The Board may authorize the issuance of shares for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed or other securities of the corporation. Future services shall not constitute payment or partial payment for shares of the corporation. The promissory note of a subscriber or an affiliate of a subscriber shall not constitute payment or partial payment for shares of the corporation unless the note is negotiable and is secured by collateral, other than the shares being purchased, having a fair market value at least equal to the principal amount of the note. For purposes of this Section, “promissory note” means a negotiable instrument on which there is an obligation to pay independent of collateral and does not include a non-recourse note.

Section 6.3. Lost or Destroyed Certificates. The Board may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and give the corporation a bond in such sum and with such surety or sureties as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 6.4. Transfer of Shares.

Section 6.4.1. Transfers. Upon surrender to the corporation or a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and receipt of such documentary stamps as may be required by law and evidence of compliance with all applicable securities laws and other restrictions, the corporation shall issue a new certificate or certificates to the person entitled thereto, and cancel the old certificate. Every such transfer of stock shall be entered on the stock books of the corporation which shall be kept at its principal office or by the corporation’s duly appointed transfer agent and at the place designated by contract or the Board.

Section 6.4.2. Claimants to Shares. Except as otherwise expressly provided in Article II, Section 11, and except for the assertion of dissenters’ rights to the extent provided in Article 113 of the Act, the corporation shall be entitled to treat the registered holder of any shares of the corporation as the owner thereof for all purposes, and the corporation shall not be bound to recognize any equitable or other claim to, or interest in, such shares or rights deriving from such shares on the part of any person other than the registered holder, including without limitation any purchaser, assignee or transferee of such shares or rights deriving from such shares, unless and until such other person becomes the registered holder of such shares, whether or not the corporation shall have either actual or constructive notice of the claimed interest of such other person.

Section 6.5. Transfer Agent, Registrars and Paying Agents. The Board may at its discretion appoint one or more transfer agents, registrars and agents for making payment upon any class of stock, bond, debenture or other security of the corporation. Such agents and registrars may be located either within or outside Colorado. They shall have such rights and duties and shall be entitled to such compensation as may be agreed.

Section 6.6. Restrictions on Stock. The Board may restrict the transfer of any stock issued by giving the corporation or any shareholder “first right of refusal to purchase” the stock, by making the stock redeemable or by otherwise restricting the transfer of the stock under such terms and in such manner as

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the Board may deem necessary and as are not inconsistent with the articles of incorporation or the laws of the state of Colorado. The Board may also restrict the transfer of stock in connection with compliance with federal and states securities laws or in connection with any other matter as may be duly authorized by the corporation or required by law. Any stock whose transfer is so restricted must carry a stamped legend on the face of the certificate setting out the restriction.

ARTICLE VII - PROVISION OF INSURANCE

By action of the Board, notwithstanding any interest of the directors in the action, the corporation may purchase and maintain insurance, in such scope and amounts as the Board deems appropriate, on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the corporation, or who    , while a director, officer, employee, fiduciary or agent of the corporation, or who, while a director, officer, employee, fiduciary or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any other foreign or domestic profit or nonprofit corporation or of any partnership, joint venture, trust, profit or nonprofit unincorporated association, limited liability company, other enterprise or employee benefit plan, against any liability asserted against, or incurred by, him in that capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Article XI or applicable law. Any such insurance may be procured from any insurance company designated by the Board of the corporation, whether such insurance company is formed under the laws of Colorado or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity interest or any other interest, through stock ownership or otherwise.

ARTICLE VIII - DISTRIBUTIONS

The Board may from time to time declare, and the corporation may pay, distributions, including dividends, on its outstanding shares in the manner and upon the terms and conditions provided by the Act and the articles of incorporation.

ARTICLE IX - CORPORATE SEAL

The Board shall provide a corporate seal which shall be circular in form and bear the name of the corporation, the state of incorporation, and the words “CORPORATE SEAL” OR “SEAL.” The seal on the certificates for shares or on any corporate obligation for the payment of money may be a facsimile, engraved or printed.

ARTICLE X - AMENDMENTS

The bylaws may be amended, repealed or adopted by a majority vote of the Board or by the vote of two-thirds of the outstanding shares of each class of stock entitled to vote.

ARTICLE XI - INDEMNIFICATION AND LIMITATION OF LIABILITY

The officers, directors and agents of the corporation shall be indemnified as provided in the articles of incorporation, and the liability of directors shall be limited as provided in the articles of incorporation.

ARTICLE XII - FISCAL YEAR

The fiscal year of the corporation shall be designated by the Board.

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ARTICLE XIII - MISCELLANEOUS

Section 13.1. Receipt of Notices by the Corporation. Notices, shareholder writings consenting to action, and other documents or writings shall be deemed to have been received by the corporation when they are actually received: (i) at the registered office of the corporation in Colorado; (ii) at the principal office of the corporation (as that office is designated in the most recent document filed by the corporation with the secretary of state for Colorado designating a principal office) addressed to the attention of the secretary of the corporation; (iii) by the secretary of the corporation wherever the secretary may be found; or (iv) by any other person authorized from time to time by the Board or the president to receive such writings, wherever such person is found.

Section 13.2. Gender and Tense. The masculine gender is used in these bylaws as a matter of convenience only and shall be interpreted to include the feminine and neuter genders as the circumstances indicate. Where the context or construction requires, all words used in the plural shall be deemed to have been used in the singular and vice verse, and the present tense shall include the past and future tense, and vice versa.

Section 13.3. Conflicts. In the event of any irreconcilable conflict between these bylaws and either the corporation’s articles of incorporation or applicable law, the latter shall control.

Section 13.4. Definitions. Except as otherwise specifically provided in these bylaws, all terms used in these bylaws shall have the same definition as in the Colorado Business Corporation Act.

IN WITNESS WHEREOF, the Board of Directors of Rentech, Inc. has adopted these bylaws as of November 30, 2004, to supersede all previous Bylaws of the Corporation and all amendments to them, and Rentech, Inc. has caused these Bylaws to be signed on its behalf by its President and attested by its Secretary on November 30, 2004.

ATTEST:	RENTECH, INC.

/s/ Ronald C. Butz	/s/ Dennis L. Yakobson
Ronald C. Butz, Secretary	Dennis L. Yakobson, President

20

Exhibit 14

RENTECH, INC.

CODE OF ETHICS

For CEO and Senior Financial Officers

It is the policy of Rentech, Inc. that its directors, officers and employees, including those of its subsidiaries and divisions, shall maintain high professional and ethical standards in our business practices. This includes dealing honestly, ethically and fairly with our other employees, the public, business community, and government authorities.

Our CEO and principal executive officer, principal financial officer and principal accounting officer or controller are subject to the following additional standards:

•	Honest and Ethical Conduct. They will perform their duties and responsibilities to Rentech honestly and ethically, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

•	Public Disclosure. They will cause Rentech’s reports and documents filed with the SEC to contain full, fair, accurate, timely and understandable disclosure.

•	Compliance With Applicable Laws, Rules and Regulations. They will establish and maintain procedures to comply with applicable governmental laws, rules and regulations, including listing standards, related to Rentech and our various lines of business. Additionally, they will cooperate fully with any inquiry or investigation by law enforcement or regulatory authorities regarding an alleged violation of the law by Rentech or its directors, officers or employees.

INTERNAL REPORTING OF VIOLATIONS. Any officer or employee of Rentech who has information regarding any transaction or activity prohibited by this Code of Ethics must promptly report it to the appropriate level of management. If you are still concerned after speaking with one of our supervisors or our Director of Human Resources, or are uncomfortable for any reason about speaking with one of them, send a detailed note with relevant documents through the mail or otherwise to our Director of Human Resources. You may do this anonymously, if you prefer.

ACCOUNTABILITY. Upon receipt of information regarding an alleged violation of this Code of Ethics, senior management of Rentech, our Vice President - Legal, or both will: (a) evaluate the information and report the information to the Board of Directors, (b) if determined to be necessary, initiate either an informal inquiry or formal investigation, (c) report the results of the inquiry or investigation, together with a recommendation as to the disposition of the matter, to the Chief Executive Officer, Chief Operating Officer, and the Board of Directors, and (d) take appropriate actions, including referring the matter to the appropriate regulatory authority or taking disciplinary measures against violators of the Code. Discipline may include censure, demotion, re-assignment of duties, suspension with or without pay or benefits, and termination of employment.

NO THIRD PARTIES. This Code is a statement of certain fundamental principles, policies and procedures. It is not intended to and does not create any rights in any employee, customer, supplier, competitor, shareholder, or any other person or entity. Rentech may revise, terminate and interpret this Code at any time.

1

Exhibit 21

SUBSIDIARIES OF RENTECH, INC.

OKON, Inc., a Colorado corporation

Petroleum Mud Logging, Inc., a Colorado corporation

REN Testing Corporation, a Colorado corporation, doing business as REN Corporation

Rentech Development Corporation, a Colorado corporation

Rentech Services Corporation, a Colorado corporation

We own 100% of the subsidiaries, except for REN Corporation, as to which we own 56%. The subsidiaries are included in our consolidated financial statements.

1

Exhibit 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Rentech, Inc.

1331 17th Street, Suite 720

Denver, CO 80202

We consent to the incorporation by reference in Registration Statement Nos. 333-113001, 333-108392, 333-85682, 333-34890, 333-47317, 333-39334, and Post-Effective Amendment No. One to Registration Statement No. 333-47317, which was declared effective as Registration Statement No. 333-58529, of Rentech, Inc. on Form S-3, and in Registration Statement Nos. 033-90250, 333-46003 and 333-95537, of Rentech, Inc. on Form S-8, of our report dated November 23, 2004 appearing in the Annual Report on Form 10-K of Rentech, Inc. for the year ended September 30, 2004.

We also consent to the reference to us under the heading “Experts” in the Prospectuses, which are a part of the Registration Statements.

/s/ Ehrhardt Keefe Steiner & Hottman P.C.

November 23, 2004

Denver, Colorado

1

Exhibit 31.1

Certification of Chief Executive Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Dennis L. Yakobson, certify that:

1. I have reviewed this Annual Report on Form 10-K of Rentech, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registration’s internal control over financial reporting;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control which could adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: December 9, 2004		/s/ Dennis L. Yakobson
	Signature:	Dennis L. Yakobson
	Title:	President and Chief Executive Officer

2

Exhibit 31.2

Certification of Chief Financial Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Geoffrey S. Flagg, certify that:

1. I have reviewed this Annual Report on Form 10-K of Rentech, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registration’s internal control over financial reporting;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control which could adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: December 9, 2004		/s/ Geoffrey S. Flagg
	Signature:	Geoffrey S. Flagg
	Title:	Chief Financial Officer

3

RENTECH, INC.	Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Rentech, Inc., (the “Company”) on Form 10-K for the year ending September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dennis L. Yakobson, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934;

and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: December 9, 2004	/s/ Dennis L. Yakobson
Dennis L. Yakobson,
President and Chief Executive Officer

This certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, is not a part of the Form 10-K to which it refers, and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

4

RENTECH, INC.	Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Rentech, Inc., (the “Company”) on Form 10-K for the year ending September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Geoffrey S. Flagg, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934;

and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: December 9, 2004	/s/ Geoffrey S. Flagg
Geoffrey S. Flagg,
Chief Financial Officer

This certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, is not a part of the Form 10-K to which it refers, and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

5

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

Proposed Amendment No. One

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-19260

RENTECH, INC.

(Exact name of registrant in its charter)

Colorado	84-0957421
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1331 17th Street, Suite 720

Denver, Colorado 80202

(Address of principal executive offices)

(303) 298-8008

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

The number of shares of the Registrant’s common stock outstanding as of February 7, 2005 was 92,797,607.

RENTECH, INC.

Form 10-Q

First Quarter ended December 31, 2004

RENTECH, INC.

PART I. FINANCIAL INFORMATION

ITEM 1.	CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

	December 31, 2004 (Unaudited)	September 30, 2004
Assets
Current assets
Cash	$1,312,978	$255,417
Accounts receivable, net of $143,255 and $143,255 allowance for doubtful accounts	1,354,521	1,172,140
Costs and estimated earnings in excess of billings	24,788	177,010
Other receivables	85,899	78,133
Receivable from related party	22,482	18,868
Inventories (Note 3)	554,099	505,918
Prepaid expenses and other current assets	546,623	33,656

Total current assets	3,901,390	2,241,142

Property and equipment, net of accumulated depreciation of $2,191,869 and $2,088,664	3,737,326	3,720,084

Other assets
Licensed technology, net of accumulated amortization of $2,592,285 and $2,535,089	838,864	896,059
Goodwill, net of accumulated amortization of $400,599	1,006,554	1,006,554
Investment in advanced technology companies (Note 4)	611,500	611,500
Technology rights, net of accumulated amortization of $208,616 and $201,422	79,130	86,324
Deferred acquisition costs	1,203,061	413,944
Debt issuance costs	346,449	322,469
Deposits and other assets	105,208	81,212

Total other assets	4,190,766	3,418,062

Total assets	$11,829,482	$9,379,288

(Continued on following page)

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Balance Sheets

(Continued from previous page)

	December 31, 2004 (Unaudited)	September 30, 2004
Liabilities And Stockholders’ Equity
Current liabilities
Accounts payable	$1,196,724	$700,301
Billings in excess of costs and estimated earnings	—	115,080
Accrued payroll and benefits	607,345	444,338
Deferred compensation	452,340	434,646
Accrued liabilities	219,416	286,538
Convertible notes payable to related parties (Note 8)	188,682	185,166
Lines of credit payable (Note 7)	1,937,863	1,185,114
Current portion of long-term debt (Note 5)	1,973,250	100,879
Current portion of long-term convertible debt to stockholders (Note 6)	15,560	55,733

Total current liabilities	6,591,180	3,507,795

Long-term liabilities
Long-term debt, net of current portion	1,417,853	1,079,498
Long-term convertible debt to stockholders, net of current portion (Note 6)	817,876	1,657,210
Lessee deposits	7,485	7,485
Investment in Sand Creek	23,002	18,911
Investment in FT Solutions, LLC	35,566	70,525

Total long-term liabilities	2,301,782	2,833,629

Total liabilities	8,892,962	6,341,424

Minority interest	—	—

Commitments and contingencies

Stockholders’ equity (Note 9)
Convertible preferred stock - $10 par value; 1,000,000 shares authorized and no shares outstanding	—	—
Common stock - $.01 par value; 150,000,000 shares authorized; 92,025,441 and 89,708,509 shares issued and outstanding	920,254	897,085
Additional paid-in capital	51,917,570	49,790,518
Accumulated deficit	(49,901,304)	(47,649,739)

Total stockholders’ equity	2,936,520	3,037,864

Total liabilities and stockholders’ equity	$11,829,482	$9,379,288

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Statements of Operations

(Unaudited)

	Three Months Ended December 31,
	2004	2003
Revenues
Product sales	$496,428	$376,837
Service revenues	1,827,303	1,268,828

Total revenues	2,323,731	1,645,665

Cost of sales
Product sales	256,354	220,341
Service costs	1,490,032	913,835

Total cost of sales	1,746,386	1,134,176

Gross profit	577,345	511,489

Operating expenses
General and administrative expense	1,682,956	1,791,916
Depreciation and amortization	113,153	154,950
Research and development	174,675	172,549

Total operating expenses	1,970,784	2,119,415

Loss from operations	(1,393,439)	(1,607,926)

Other income (expenses)
Equity in loss of investee	(171,153)	(48,242)
Interest income	897	2,845
Interest expense	(689,123)	(352,580)
Gain/(loss) on disposal of fixed assets	1,253	(3,640)

Total other income (expense)	(858,126)	(401,617)

Minority interest in subsidiary’s net loss	—	91,900

Net loss applicable to common stockholders	$(2,251,565)	$(1,917,643)

Basic and diluted loss per common share	$(0.025)	$(0.024)

Basic and diluted weighted-average number of common shares outstanding	90,027,009	80,522,553

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Statement of Stockholders’ Equity

(Unaudited)

	Convertible Preferred Stock
	Series A		Series B		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, September 30, 2004 (audited)	—	$—	—	$—	89,708,509	$897,085	$49,790,518	$(47,649,739)	$3,037,864
Common stock issued for options and warrants exercised	—	—	—	—	490,408	4,904	405,254	—	410,158
Common stock issued for conversion of convertible notes	—	—	—	—	1,819,945	18,199	891,773	—	909,972
Stock options granted for stand-still agreement	—	—	—	—	—	—	178,766	—	178,766
Warrants issued in conjunction with bridge loans					—	—	641,566	—	641,566
Common stock issued for services	—	—	—	—	6,579	66	9,693	—	9,759
Net loss for the three months ended December 31, 2004	—	—	—	—	—	—	—	(2,251,565)	(2,251,565)

Balance, December 31, 2004	—	$—	—	$—	92,025,441	$920,254	$51,917,570	$(49,901,304)	$2,936,520

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended December 31,
	2004	2003
Cash flows from operating activities
Net loss	$(2,251,565)	$(1,917,643)

Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	105,067	110,918
Amortization	64,389	80,661
(Gain) loss on disposal of fixed assets	(1,253)	3,640
Equity in loss of investee	171,153	48,242
Minority interest in net loss of subsidiary	—	(91,900)
Accrued interest expense	14,038	22,807
Salaries expense paid through debt	—	266,780
Common stock issued for services	9,759	—
Stock options and warrants issued for services	178,766	28,523
Changes in operating assets and liabilities
Accounts receivable	(182,381)	80,409
Costs and estimated earnings in excess of billings	152,222	357,822
Other receivables and receivable from related party	(11,380)	7,990
Inventories	(48,181)	(17,332)
Prepaid expenses and other current assets	74,952	(20,057)
Accounts payable	496,423	(131,543)
Billings in excess of costs and estimated earnings	(115,080)	78,989
Accrued liabilities, accrued payroll and other	113,579	(184,692)

Net cash used in operating activities	(1,229,492)	(1,276,386)

Cash flows from investing activities
Purchase of property and equipment	(62,549)	(79,935)
Proceeds from disposal of fixed assets	3,719	—
Deposits and other assets	(227,552)	(33,082)
Cash used in purchase of investments	(202,021)	(34,769)

Net cash used in investing activities	(488,403)	(147,786)

Cash flows from financing activities
Proceeds from issuance of common stock	410,158	1,036,625
Payment of offering costs	(52,462)	(95,600)
Proceeds from long-term debt and notes payable	1,850,000	792,530
Payment of debt issuance costs	(187,390)	—
Proceeds from line of credit, net	1,006,613	(109,302)
Payments on long-term convertible debt and notes payable	(251,463)	(201,432)

Net cash provided by financing activities	2,775,456	1,422,821

Increase (decrease) in cash	1,057,561	(1,351)
Cash, beginning of period	255,417	815,763

Cash, end of period	$1,312,978	$814,412

(Continued on following page)

See notes to consolidated financial statements.

RENTECH, INC.

Consolidated Statements of Cash Flows

(Unaudited)

(Continued from previous page)

For the three months ended December 31, 2004 and 2003, the Company made cash interest payments of $142,314 and $113,028. Excluded from the statements of cash flows for the three months ended December 31, 2004 and 2003 were the effects of certain non-cash investing and financing activities as follows:

	Three Months Ended December 31,
	2004	2003
Purchase of annual insurance financed with a note payable	$587,919	$222,348
Issuance of common stock for conversion of convertible notes payable	$909,972	$450,265
Warrants issued in conjunction with bridge loans	$641,566	$—
Deferred financing charges for convertible promissory notes	$—	$307,000
Issuance of common stock for subscription receivable	$—	$25,000
Purchase of fixed assets with note payable	$62,226	$40,652
Reclassification of line of credit to long-term debt	$500,000	$—

See notes to consolidated financial statements.

RENTECH, INC.

Notes to Consolidated Financial Statements

December 31, 2004 (Unaudited)

Note 1 – Description of Business and Basis of Presentation

Description of Business

Rentech, Inc. (“Rentech”, “we”, or “the Company”) was incorporated in 1981 to develop and market processes, using Fischer-Tropsch technology (“the Rentech Process”), for conversion of synthesis gas derived from low-value, carbon-bearing solids or gases into high-value hydrocarbons, including high-grade diesel fuel, naphthas and waxes. Our business historically has focused on research and development of our Fischer-Tropsch (F-T) technology, and licensing it to third parties. During fiscal 2004 we expanded our original business strategy of licensing our technology to include the deployment of our Rentech Process in existing domestic fertilizer plants that we may acquire and in other selected domestic and international projects. In the United States, we are planning to acquire interests in existing nitrogen fertilizer plants currently using natural gas as feedstock. We plan to convert these plants to use coal or refinery residues, which are readily available and less expensive as feedstocks, and to add our Rentech Process to produce Fischer-Tropsch liquid hydrocarbon products in addition to the nitrogen fertilizers already being produced by the plants. We believe that converting domestic plants in this manner would enable us to utilize our technology in a commercial scale plant, and, we believe, greatly improve our financial results, as well as deploy our technology more rapidly in less risky circumstances than in international projects. We are planning to initially implement this strategy by purchasing Royster-Clark Nitrogen, Inc., which owns an 830 ton per day nitrogen fertilizer plant in East Dubuque, Illinois (East Dubuque plant). On December 10, 2004, we entered into a stock purchase agreement with Royster-Clark, Inc. for us to purchase all the outstanding stock of Royster-Clark Nitrogen. The purchase price for the stock is $50 million. We are also to pay up to $13 million to acquire the net working capital of the business, consisting of current assets including accounts receivable and inventories, and current liabilities including accounts payable and accrued liabilities. We are attempting to complete arrangements for equity and debt financing to consummate the purchase. The closing is currently scheduled to occur in February 2005.

In addition to our Fischer-Tropsch alternative fuels segment, we own interests in three subsidiaries. These are our paint segment conducted through OKON, Inc., our oil and gas field services segment conducted through Petroleum Mud Logging, Inc., and the industrial automation systems segment conducted by REN Corporation, of which we own 56%.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2004. Operating results for the three months ended December 31, 2004 are not necessarily indicative of the results that may be realized for the full fiscal year ending September 30, 2005.

Management’s Plans

From the Company’s inception on December 18, 1981 through December 31, 2004, the Company has incurred losses in the amount of $49,901,304. For the three months ended December 31, 2004, the Company recognized a $2,251,565 net loss. If the Company does not operate at a profit in the future, the Company may be unable to continue its operations at the present level.

The Company has been successful in the past in obtaining debt and equity financing. For the years ended September 30, 2004 and 2003, the Company received net cash proceeds from the issuance of common stock of $4,706,951 and $1,577,100. For the years ended September 30, 2004 and 2003, the Company received cash proceeds from long-term debt and long-term convertible debt to stockholders of $565,000 and $2,505,000.

Historically, we have relied for working capital upon private placements of our equity represented by our common stock or securities convertible into common stock, supplemented by debt financing. On March 19, 2004, our shareholders approved an amendment to our articles of incorporation to increase the number of authorized shares of common stock from 100,000,000 to

RENTECH, INC.

Notes to Consolidated Financial Statements

December 31, 2004 (Unaudited)

Note 1 – Description of Business and Basis of Presentation (continued)

Management’s Plans (continued)

150,000,000. We have recommended to shareholders in our proxy statement dated January 24, 2005 and filed with the Securities and Exchange Commission that shareholders approve an increase in the authorized shares to 250,000,000 shares of common stock. The annual meeting of shareholders, at which the vote will occur, is scheduled for March 17, 2005. To achieve our objectives as planned for fiscal year 2005, we will need substantial amounts of capital that we do not have now. We expect to issue additional shares of common stock, and we may issue shares of convertible preferred stock or other securities convertible into common stock to fund our working capital requirements, the acquisition of the East Dubuque plant, and our planned retrofit of the plant to use coal feedstock and to add our Rentech Process. In addition, we are seeking a buyer to purchase our one-half interest in the assets of Sand Creek Energy, LLC. We are also offering to sell OKON, Inc. through which we conduct our paint business. We believe that our current available cash, revenues from operations, and the potential sale of assets will not be sufficient to meet our cash operating requirements through the fiscal year ended September 30, 2005 without additional debt and equity financing. Obtaining equity financing through placements of additional securities or loans depends upon obtaining investors who are willing to invest in our equity securities or debt instruments.

As of December 31, 2004, we have incurred $1,203,061 of deferred acquisition costs related to the purchase of the East Dubuque plant, and approximately $129,000 of additional deferred acquisition costs subsequent to December 31, 2004 through the date of this filing. The East Dubuque plant currently produces ammonia, urea ammonium nitrate (UAN), nitric acid and urea, among other fertilizer products. We intend to continue operating the plant for the production of nitrogen fertilizer products while we add a commercially available clean coal gasification process that converts the plant to use synthesis gas derived from coal, instead of more expensive natural gas. In addition, we plan to add an additional plant to use our Rentech Process to produce liquid hydrocarbon products from the excess synthesis gas produced from the coal gasification process.

Note 2 – Summary of Certain Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Common Share

Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS No. 128”) provides for the calculation of “Basic” and “Diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing income (loss) applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share.

For the three months ended December 31, 2004 and 2003, stock options for a total of 3,348,500 and 4,752,766 shares, stock warrants for a total of 5,054,113 and 4,988,405 shares and total long-term convertible debt which is convertible into shares of common stock of 2,750,903 and 6,707,062 shares were not included in the computation of diluted loss per share because their effect was anti-dilutive.

Stock Option Plans

The Company applies Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, and related interpretations in accounting for all stock option plans. Under APB Opinion 25, compensation cost is recognized for stock options issued to employees when the exercise price of the Company’s stock options granted is less than the market price

10

RENTECH, INC.

Notes to Consolidated Financial Statements

December 31, 2004 (Unaudited)

Note 2 – Summary of Certain Significant Accounting Policies (continued)

Stock Option Plans (continued)

of the underlying common stock on the date of grant. Statement of Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” requires the Company to provide pro forma information regarding net loss as if compensation cost for the Company’s stock options plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model. The Company applies Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation (“FIN 44”). FIN 44 clarifies the application of APB Opinion 25 for certain issues related to stock issued to employees. Under the accounting provisions for SFAS No. 123, the Company’s net loss and net loss per share would have been increased by the pro forma amounts indicated below:

	Three Months Ended December 31,
	2004	2003
Loss applicable to common stock
As reported	$(2,251,565)	$(1,917,643)
Pro forma	$(2,322,095)	$(1,931,606)

Loss per common share
As reported	$(.025)	$(.024)
Pro forma	$(.026)	$(.024)

Minority Interest

Minority interests in the net assets of subsidiaries are reflected separately in the consolidated financial statements below current liabilities. Minority interests in the net loss of a subsidiary are reflected as an addition to consolidated net loss, reduced by the excess of any losses applicable to the minority interest in a subsidiary that exceed the minority interest in the equity capital of the subsidiary. The Company accounts for the excess loss in accordance with Accounting Research Bulletin No. 51, “Consolidated Financial Statements” (“ARB 51”) as the minority interest shareholders have no obligation to fund such losses. As of December 31, 2004, the Company had a cumulative minority interest excess loss of $195,604, including $60,685 in the three months ended December 31, 2004, which was charged against the majority interest on the Consolidated Statement of Operations, reducing the total minority interest expense to $0 for the three months ended December 31, 2004.

Note 3 - Inventories

Inventories consist of the following:

	December 31, 2004	September 30, 2004
Finished goods	$116,340	$99,919
Work in process	38,793	37,134
Raw materials	398,966	368,865

	$554,099	$505,918

RENTECH, INC.

Notes to Consolidated Financial Statements

December 31, 2004 (Unaudited)

Note 4 – Investment in Advanced Technology Companies

On May 29, 1998, the Company acquired a 10% ownership in INICA, Inc. for $3,079,107. During the fourth quarter of fiscal 2003, the Company exchanged its 10% ownership in INICA for a 2.28% ownership in the common stock of Global Solar Energy, Inc. (“GSE”) and a 5.76% ownership in the common stock of Infinite Power Solutions, Inc. (“IPS”). GSE manufactures and markets flexible photovoltaic (PV) modules, while IPS is developing micro-miniature thin-film rechargeable batteries. As of September 30, 2004, the Company completed an assessment of the value of its minority ownership interests in GSE and IPS based upon currently available information. We used the most recent equity transaction to establish a per share price for our shares in GSE. The existing debt of GSE is convertible, but it is not expected to convert at less than the value of the most recent equity transaction. As a result of the significant difference between previously projected revenues and cash flow for fiscal 2004 and current projections, as well as the revised projections for fiscal 2005, management concluded that our investment in the stock was impaired. Therefore, we reduced our valuation of our GSE shares to the value of the most recent equity transaction, or $611,500. Due to the fact that IPS has only enough cash to get through December 2004 and that it has not yet reached the point of signing a memorandum of understanding or a letter of intent with any potential new partners, management concluded that Rentech’s investment in IPS has suffered an impairment. As there are no definitive agreements that would lead us to believe that IPS will continue its operations into 2005, we concluded that the investment is fully impaired and we wrote our investment down to $0. As a result of that assessment, the Company recorded an impairment of investment of $588,500 and the investment in the two advanced technology companies was recorded at the estimated net realizable value of $611,500. The assessment that the Company performed was based upon estimates. The actual value that is realized from these investments may be more or less than $611,500. The Company will recognize gains or losses on these investments, if any, when realized. As of December 31, 2004, the Company reassessed the value of its minority ownership interests and determined no further impairment was necessary.

Note 5 – Debt

On September 27, 2002, the Company entered into a $500,000 business line of credit agreement with the Bank of Denver. The line of credit was due on demand. On March 4, 2004, the Company and the Bank of Denver signed a change in terms agreement converting the line of credit to an installment loan under which the maturity date of the line was extended from March 1, 2004 to September 1, 2007, at which time all unpaid principal and interest is due. The line of credit accrued interest at the Bank of Denver Base Rate plus 0.5% (6.5% at December 31, 2004), and was payable monthly through October 1, 2004, at which time the line of credit converted to an installment loan which bears interest at the same rate. The remaining balance is being amortized over 36 months beginning October 1, 2004. The installment loan is collateralized by all inventory, accounts receivable and equipment of Rentech. In addition, the installment loan is secured by a mortgage against the building in which our research and development laboratory is housed, and 1,308,500 shares of the Company’s common stock consisting of shares owned by five officers of the Company. The balance of this installment loan at December 31, 2004 was $462,718.

Under date of November 19, 2004, the Company issued three unsecured promissory notes for loans totaling $850,000. The Company paid $61,528 in debt issuance costs related to the promissory notes. The promissory notes mature November 18, 2005, and bear annual interest between 8.5% and 10.0% with principal and interest payable on November 18, 2005. In connection with the promissory notes, the Company issued stock purchase warrants for the purchase of 745,613 shares of common stock and entered into Registration Rights Agreements providing for the registration of the shares of common stock underlying the warrants. The warrants have an exercise price of $1.14 per share of common stock, and may be exercised for three years ending on November 18, 2007. The warrants were valued using the Black-Scholes option-pricing model, which resulted in debt issuance charges of $288,154. In the event of default on the promissory notes, the Company is required to issue similar warrants to the investors on the same terms as the original warrants for the purchase of 186,404 additional shares of its common stock at $1.14 per share. The Company paid a placement agent $42,500 for their services related to these promissory notes, which was recorded as debt issuance costs. In addition, the Company issued the placement agent 37,280 warrants to purchase the common stock of the Company. The warrants are exercisable at $1.14 per share. The warrants were valued using the Black-Scholes option-pricing model, which resulted in debt issuance costs of $14,407. As of December 31, 2004, the balance of the promissory notes, including principal and interest, was $601,801, which is shown net of unamortized debt issuance costs of $254,996.

Under date of November 19, 2004, the Company issued two unsecured promissory notes totaling $1,000,000. In connection with the promissory notes, the Company issued stock purchase warrants for the purchase of 877,192 shares of common stock and

RENTECH, INC.

Notes to Consolidated Financial Statements

December 31, 2004 (Unaudited)

Note 5 – Debt (continued)

entered into Registration Rights Agreements providing for the registration of the shares of common stock underlying the warrants. The promissory notes mature November 18, 2005, and bear annual interest of 8.5% with principal and interest payable on November 18, 2005. The warrants have an exercise price of $1.14 per share of common stock, and may be exercised for three years ending on November 18, 2007. The warrants were valued using the Black-Scholes option-pricing model, which resulted in debt issuance charges of $339,005. In the event of default on the promissory notes, the Company is required to issue similar warrants to the investor on the same terms as the original warrants for the purchase 109,649 additional shares of its common stock at $1.14 per share, and to allow the conversion of the unpaid balances of the notes into common stock at the rate of $1.14 per share. As of December 31, 2004, the balance of the promissory notes, including principal and interest, was $703,730, which is shown net of unamortized debt issuance costs of $299,996.

Note 6 – Long-Term Convertible Debt

On February 25, 2002, the Company issued four long-term convertible notes totaling $2,250,000 to existing stockholders of the Company, which accrued interest at 8.5% and were due in full on February 25, 2006. The Company recorded $132,461 in debt issuance costs related to these notes. Monthly payments on the notes of $19,526 commenced on April 1, 2002. The notes were convertible into no more than 4,500,000 registered shares of the Company’s common stock, less two shares for every dollar of principal reduction of the notes paid in the form of cash. The notes allowed the Lenders to convert part or all of the principal balance into common stock at a conversion price of $0.50 per share if the market price of the common stock on the conversion date was $0.50 per share or higher. Starting on the first day of the thirteenth calendar month following the date of the notes, and continuing on the first day of each succeeding month until the notes were paid in full, principal in the amount of one-thirty-sixth of the declining principal balance of the notes automatically converts into the Company’s common stock at a conversion price of $0.50 per share. The notes began to automatically convert into the Company’s common stock on March 1, 2003. On December 29, 2004, three of the convertible notes were converted into 1,629,929 shares of the Company’s common stock. The balance of the remaining convertible note at December 31, 2004 was $214,970. Subsequent to December 31, 2004, the remaining long-term convertible note was converted into 424,332 shares of the Company’s common stock.

On August 28, 2003, the Company entered into two convertible notes totaling $865,000 with existing stockholders of the Company, of which, $550,000 was received in fiscal 2003 and $315,000 was received during the three months ended December 31, 2003. The notes bear interest at 10% and mature on August 28, 2006, with all unpaid principal and interest due at that time. Interest-only payments are due on the first day of each month. The market price of the Company’s common stock was greater than the conversion rate included in the notes. As a result, the Company recorded $187,000 in deferred financing charges related to these notes during the three months ended December 31, 2003. The notes are convertible at any time in whole or in part into registered common stock of the Company at a conversion rate of $0.45 per share. The balance of these convertible notes at December 31, 2004 was $754,206, which is shown net of unamortized deferred financing charges of $110,794.

Note 7 – Lines of Credit

On February 25, 2002, the Company entered into a $1,000,000 business line of credit agreement with Premier Bank through our 56% owned subsidiary, REN. The line of credit matures on May 1, 2005, at which time all unpaid principal and interest is due. The line of credit bears interest at prime plus 1.5% (6.75% at December 31, 2004), and interest is accrued and payable monthly. Payments of principal are tied to the receipt of accounts receivable by REN. On February 27, 2002, the Company purchased a $500,000 certificate of deposit with Premier Bank, to be used as collateral on the line of credit. On September 29, 2004, the Company entered into an amended agreement with Premier Bank whereby the Company redeemed the $500,000 certificate of deposit and applied it against the outstanding balance of the loan. In addition, the available line of credit amount was reduced from $1,000,000 to $500,000. The line of credit is collateralized by the first deed of trust on the real property of Petroleum Mud Logging and REN. The line of credit is guaranteed by Rentech, PML and the minority shareholder of REN. The balance of this line of credit at December 31, 2004 was $499,218.

On September 17, 2004, the Company entered into a Senior Secured Note with Mitchell Technology Investments, a California general partnership (“Mitchell”) that provides Rentech with a credit facility of up to $2,000,000. In connection with the Senior

RENTECH, INC.

Notes to Consolidated Financial Statements

December 31, 2004 (Unaudited)

Note 7 – Lines of Credit (continued)

Secured Note, Rentech issued Mitchell a stock purchase warrant for the purchase of 1,250,000 shares of common stock and entered into a Registration Rights Agreement with Mitchell providing for the registration of the shares of common stock underlying the warrant. The Senior Secured Note matures March 20, 2005, and bears annual interest at 9%, payable monthly, commencing November 1, 2004. The Company recorded $216,376 in debt issuance costs related to the note. The note is secured by a junior deed of trust against Rentech’s laboratory building in Denver, Colorado and by a first priority security interest in the intellectual property of Rentech and all of the assets of Rentech Services Corporation, a wholly-owned subsidiary. Payment of the note is also secured by guarantees of Rentech Services Corporation, Rentech Development Corporation, Petroleum Mud Logging, Inc. and OKON, Inc., all of which are wholly-owned subsidiaries of Rentech. As of December 31, 2004, the balance of the credit facility was $1,438,645, which is shown net of unamortized debt issuance costs related to the warrants of $211,355.

The warrants issued to Mitchell have an exercise price of $1.14 per share of common stock, subject to adjustments, and may be exercised for five years ending on September 16, 2009. If Rentech’s planned conversion of the Royster-Clark nitrogen fertilizer plant in East Dubuque, Illinois, which Rentech intends to acquire, to use coal as a feedstock rather than natural gas is not completed, and Rentech does not commence commercial operations of the reconfigured plant, by March 31, 2008, the term of the warrant will be extended for a period equal to the delay and the exercise price will be reduced by one-half. The warrants were valued using the Black-Scholes option-pricing model, which resulted in offering cost charges of $492,271 recorded as debt issuance costs. The number of shares of common stock for which the warrant may be exercised will be increased by 12,500 shares for each 30-day period if the registration statement required by the terms of the Registration Rights Agreement is not timely filed or thereafter declared effective. In that event, Rentech must also issue additional warrants to Mitchell for the purchase of additional shares of common stock equal to 50,000 shares for each 30-day period of delay. Jefferies & Company, Inc. (“Jefferies”) acted as financial advisor and sole placement agent with the structuring, issuance and sale of the debt securities for the Company. The Company paid Jefferies $80,468 for its services, which was recorded as debt issuance costs. In addition, the Company issued Jefferies 50,000 warrants to purchase the common stock of Rentech. The warrants are exercisable at $1.14 per share. The warrants were valued using the Black-Scholes option-pricing model, which resulted in offering cost charges of $19,691 recorded as debt issuance costs.

Note 8 – Related Party Transactions

On January 1, 2003, the Company began to defer monthly salary payments to certain officers. These officers and the Company entered into convertible notes in the amount of their deferred salary payments. The notes bear interest at 9% and mature on September 30, 2005. The notes may be converted in whole or in part into unregistered common stock of the Company at a conversion rate of $0.45 per share for the deferrals between January 1, 2003 and March 31, 2003 and at the closing market price for all subsequent deferrals. As of December 31, 2004 the balance of these convertible notes was $188,682.

Note 9 – Stockholders’ Equity

Stock Options and Warrants

During the three months ended December 31, 2004, the Company issued options to employees and directors of the Company to purchase 145,000 shares of the Company’s common stock at the market price on the date of grant. The options were valued at $70,530 using the Black-Scholes option-pricing model and did not result in a charge to compensation expense. The Company also issued warrants to accredited investors in conjunction with five bridge loans to purchase 1,660,085 shares of the Company’s common stock. The warrants were valued using the Black-Scholes option-pricing model, which resulted in charges to additional paid in capital of $641,566. In addition, the Company issued options to Royster-Clark, Inc. to purchase 250,000 shares of the Company’s common stock as part of a stand-still agreement. The options were valued using the Black-Scholes option-pricing model, which resulted in an offering cost charge to additional paid in capital of $178,766.

RENTECH, INC.

Notes to Consolidated Financial Statements

December 31, 2004 (Unaudited)

Note 10 – Segment Information

The Company operates in four business segments as follows:

Alternative fuels - The Company develops and markets processes for conversion of low-value, carbon-bearing solids or gases into valuable liquid hydrocarbons. We are now seeking to expand this business into ownership of interests in existing plants that would use our Fischer-Tropsch technology.

Paints - The Company manufactures and distributes water-based stains, sealers and coatings.

Oil and gas field services - The Company is in the business of logging the progress of drilling operations for the oil and gas industry.

Industrial automation systems - The Company is in the business of manufacturing complex microprocessor controlled industrial automation systems, primarily for the fluid power industry.

The Company’s reportable operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities. The accounting policies of the operating segments are the same as those described in the summary of accounting policies. The Company evaluates performance based upon several factors, of which the primary financial measure is segment-operating income.

RENTECH, INC.

Notes to Consolidated Financial Statements

December 31, 2004 (Unaudited)

Note 10 – Segment Information (continued)

	Three Months Ended December 31,
	2004	2003
Revenues:
Alternative fuels	$319,692	$67,731
Paints	496,428	376,837
Oil and gas field services	1,450,033	1,078,587
Industrial automation systems	57,578	122,510

	$2,323,731	$1,645,665

Income (loss) from operations:
Alternative fuels	$(1,466,537)	$(1,351,945)
Paints	(47,614)	(131,350)
Oil and gas field services	253,913	82,067
Industrial automation systems	(133,201)	(206,698)

	$(1,393,439)	$(1,607,926)

Depreciation and amortization:
Alternative fuels	$109,786	$123,570
Paints	5,269	6,341
Oil and gas field services	44,397	34,851
Industrial automation systems	6,998	26,819

	$166,450	$191,581

Interest expense:
Alternative fuels	$679,713	$337,476
Paints	—	—
Oil and gas field services	1,093	1,073
Industrial automation systems	8,317	14,031

	$689,123	$352,580

Equity in net loss of investees:
Alternative fuels	$(171,153)	$(48,242)

Expenditures for additions of long-lived assets:
Alternative fuels	$9,905	$55,528
Paints	2,412	—
Oil and gas field services	70,232	62,110
Industrial automation systems	42,226	2,949

	$124,775	$120,587

RENTECH, INC.

Notes to Consolidated Financial Statements

December 31, 2004 (Unaudited)

Note 10 – Segment Information (continued)

	December 31, 2004	September 30, 2004
Investment in equity method investees:
Alternative fuels	$(58,568)	$(89,436)

Total assets:
Alternative fuels	$6,818,717	$4,756,355
Paints	1,389,335	1,415,609
Oil and gas field services	2,785,299	2,363,017
Industrial automation systems	836,131	844,307

	$11,829,482	$9,379,288

Revenues from external customers are shown below for groups of similar products and services:

	Three Months Ended December 31,
	2004	2003
Revenues:
Technical services	$172,237	$39,867
Feasibility studies	117,815	—
Rental income	29,640	27,864
Sale of water-based stains, sealers and coatings	496,428	376,837
Mud logging services	1,450,033	1,078,587
Industrial automation systems sales	57,578	122,510

	$2,323,731	$1,645,665

In order to refocus our efforts on our core business of exploiting our Fischer-Tropsch technology, we are considering the sale of all our subsidiaries not directly related to that technology. In this connection, we do not believe that any impairment of assets is appropriate.

RENTECH, INC.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain information included in this report contains, and other reports or materials filed or to be filed by the Company with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Company or its management) contain or will contain, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, Section 27A of the Securities Act of 1933, as amended, and pursuant to the Private Securities Litigation Reform Act of 1995. The forward-looking statements may relate to financial results and plans for future business activities, and are thus prospective. The forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. They can be identified by the use of terminology such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “anticipate,” “should” and other comparable terms or the negative of them. You are cautioned that, while forward-looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Factors that could affect Rentech’s results include our ability to obtain financing for working capital and for our proposed acquisition of the East Dubuque nitrogen fertilizer plant currently owned by Royster-Clark Nitrogen, Inc. and for our costs to convert it to use coal as a feedstock and to produce liquid hydrocarbon products using our technology; our success in purchasing and converting that plant; our ability to obtain natural gas at reasonable prices while we convert the plant to use coal; our ability to secure a long-term coal supply contract on reasonable terms; prices for the products of the plant; environmental requirements; success in obtaining customers for our technology and services; the decision of our licensees and potential licensees to proceed with and the timing of any project using our technology; the entry into definitive agreements with others related to a project, and the risk factors detailed from time to time to time in the Company’s periodic reports and registration statements filed with the Securities and Exchange Commission. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and thus are current only as of the date made. Other factors that could cause actual results to differ from those reflected in the forward-looking statements include dangers associated with construction and operation of gas processing plants like those using the Rentech Process, risks inherent in making investments and conducting business in foreign countries, protection of intellectual property rights, competition, and other risks described in this report.

OUR BUSINESSES

Rentech Process - Alternative Fuels Segment. We have developed and are engaged in marketing and licensing our patented and proprietary technology that converts synthesis gas, a mixture of hydrogen and carbon monoxide derived from coal and other solid and liquid carbon-bearing materials, as well as from industrial gas and natural gas, into clean-burning, liquid hydrocarbon products. The products include fuels and chemicals. Our technology which we refer to as the “Rentech Process,” is an advanced derivative of the well established Fischer-Tropsch process.

Our business historically has focused on research and development of our Fischer-Tropsch (F-T) technology, and licensing it to third parties. During fiscal 2004 we expanded our original business strategy of licensing our technology to include the deployment of our Rentech Process in existing domestic fertilizer plants that we may acquire and in other selected domestic and international projects. We plan to conduct these activities through our wholly-owned subsidiary, Rentech Development Corporation. In the United States, we are planning to acquire interests in existing nitrogen fertilizer plants currently configured to use natural gas a feedstock. We plan to convert these plants to use coal or refinery residues, which are readily available and less expensive as feedstocks, and to add our Rentech Process to produce Fischer-Tropsch liquid hydrocarbon products in addition to the nitrogen fertilizers already being produced by the plants. Our patent issued in October 2003 covers integration of our Rentech Process with nitrogen fertilizer processes. By converting domestic plants in this manner, we believe we can significantly enhance the economic results of these plants. The conversion would enable us to utilize our technology in a commercial scale plant, and, we believe, greatly improve our financial results, as well as deploy our technology more rapidly in less risky circumstances than in international projects.

We are planning to initially implement this strategy by purchasing Royster-Clark Nitrogen, Inc. which owns a nitrogen fertilizer plant in East Dubuque, Illinois (East Dubuque plant). The purchase price for the stock is $50 million. We are also to pay up to $13 million to acquire the net working capital of the business. The net working capital consists of current assets including accounts receivable and inventories, and current liabilities, including accounts payable and accrued liabilities. We are attempting to complete arrangements for equity and debt financing to obtain funds for the purchase price and the planned retrofitting of the plant.

RENTECH, INC.

The East Dubuque plant is an operating integrated plant rated at 830 tons of ammonia per day. It produces ammonia, urea ammonium nitrate (UAN), nitric acid and urea, among other fertilizer products. We intend to continue operating the plant for the production of nitrogen fertilizer products while we add a commercially available clean coal gasification process that converts the plant to use synthesis gas derived from coal, instead of more expensive natural gas. In addition, we plan to add our Rentech Process to produce liquid hydrocarbon products from the excess synthesis gas produced from the coal gasification process.

Our efforts have been focused on achieving commercial use of our proprietary F-T process which we plan to achieve in the East Dubuque plant. We are continuing to seek revenues from licensing the technology, from royalties charged for each barrel of liquid hydrocarbons produced by process plants that would use the technology, and from contract payments for the engineering designs and technical services we provide for evaluating the feasibility of proposed plants, and after a license is granted, for the engineering design of a plant. We have maintained a Fischer-Tropsch development and testing laboratory to support use of this technology, and to further develop and refine the Rentech Process. The lab has also conducted contract work for Texaco Energy Systems LLC (Texaco), a licensee, and for other companies that are potential licensees and want to evaluate the feasibility of their feedstock for use with the Rentech Process.

We have historically exploited the Rentech Process by marketing licenses to energy companies, owners of industrial gas plants, and owners of other carbon-bearing sources of feedstock such as natural gas. No commercial plant is now using the technology, and economic operation of the technology has not been fully demonstrated. We believe the advancements we have made in Fischer-Tropsch technology will enable use of the Rentech Process on a cost-effective basis in some situations.

In June 2004, we organized a joint venture called FT Solutions LLC with Headwaters Technology Innovation Group, Inc. (Headwaters), a wholly-owned subsidiary of Headwaters Incorporated. The joint venture combines our iron-based Fischer-Tropsch technology with that of Headwaters. The joint venture enables us to benefit from both the marketing efforts of FT Solutions LLC, from which we will receive 50% of the net profits, and from our separate licensing and our own projects, from which we will receive 100% of the net profits, except for catalyst sales which we will share equally with Headwaters. In order to provide representative products for testing by potential customers, FT Solutions LLC has initiated the design and construction of a Fischer-Tropsch demonstration plant. The plant will be capable of producing between 10 and 15 barrels per day of liquid hydrocarbon products. The current schedule provides for this plant to be ready for initial startup operations by September 2005.

Marketing of Licenses. We are discussing proposals with several owners of energy feedstocks for use of the Rentech Process through licenses or other business ventures.

We received royalty income as a result of our 1998 license of the Rentech Process to Texaco and revenues from our 1999 technical services contract with Texaco. We are not now receiving royalties on production of liquid hydrocarbons from use of the Rentech Process, or license fees. We receive revenues from prospective businesses that engage us to perform studies for their potential projects that would use the Rentech Process. These studies are preliminary engineering design studies and evaluations of the feasibility of their use of their feedstock with our technology. Revenues from the Rentech Process and the revenues from our other businesses conducted through OKON, Inc., Petroleum Mud Logging, Inc., and REN Corporation are not sufficient to cover our ongoing losses at this time related to our efforts to commercialize the Rentech Process.

Subsidiaries. In addition to our Fischer-Tropsch alternative fuels segment, we own interests in three subsidiary businesses. OKON, Inc. and Petroleum Mud Logging Inc. are wholly owned, and we own 56 percent of REN Corporation.

OKON, Inc. – Paint Segment. OKON manufactures and markets water-based wood stains, concrete stains, concrete block pluggers and other water repellent sealers. All of the coatings we produce are biodegradable and environmentally clean.

Petroleum Mud Logging, Inc. – Oil and Gas Field Services Segment. PML provides well logging services to the oil and gas industry. We own special vehicles equipped as mobile laboratories that are moved in the field from well to well and eight remote controlled units that are similarly outfitted. Through state-of-the-art instruments, the logging equipment measures traces of gases and water throughout the depth of a well bore by analyzing the drilling mud recovered from the well as drilling progresses. The mineral owners use this information to detect the presence of oil and gas deposits in underground formations, and to direct the exploration and development drilling of their properties.

REN Corporation – Industrial Automation Systems Segment. REN manufactures computer-controlled testing equipment

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systems and sells them on a custom-order basis to industrial manufacturers. These manufacturers use REN’s industrial automation systems for controlling quality and increasing productivity in the manufacture of their products. The customers’ products include automatic hydraulic pumps, valves and actuators; diesel fuel injection pumps; transmissions; automatic hydraulic presses; and hydraulic hose assembles. REN’s primary market has been automated test equipment for the fluid power industry.

OVERVIEW OF FINANCIAL CONDITION

At December 31, 2004, we had negative working capital of $2,689,790. Historically, we have relied for working capital upon private placements of our equity represented by our common stock, supplemented by debt financing. On March 19, 2004, our stockholders approved an amendment to our articles of incorporation to increase the number of authorized shares of common stock from 100,000,000 to 150,000,000. We have recommended that our shareholders approve an increase in the authorized number of shares of common stock to 250,000,000 at the annual meeting scheduled for March 17, 2005. To achieve our objectives as planned for fiscal year 2005, we will need substantial amounts of capital that we do not now have. We expect to issue additional shares of common stock, and we may issue shares of convertible preferred stock or other securities convertible into common stock to fund our working capital requirements, to fund the acquisition of the East Dubuque plant, and our planned retrofit of the plant to use coal feedstock and to add our Rentech Process. In addition, we are seeking a buyer to purchase our one-half interest in the assets of Sand Creek Energy, LLC, which owns a closed methanol plant in the Denver metropolitan area. We are also offering to sell OKON, Inc. through which we conduct our paint business. We believe that our current available cash, revenues from operations, and the potential sale of assets will not be sufficient to meet our cash operating requirements through the fiscal year ended September 30, 2005 without additional debt and equity financing. Obtaining equity financing through placements of additional securities or loans depends upon obtaining investors who are willing to invest in our equity securities or debt instruments.

Selected Business Segment Information

The revenue and operating income (loss) amounts in this report are presented in accordance with accounting principles generally accepted in the United States of America. Segment information appearing in Note 10 of the Notes to the Consolidated Financial Statements is presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information.

The following table provides revenues, operating income (loss) from operations and net loss applicable to common stockholders by each of our business segments for the three months ended December 31, 2004 and 2003. More complete details about the results of operations of our business segments are set forth later in this report under the section heading “Results of Operations”.

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	Three Months Ended December 31,
	2004	2003
Revenues:
Alternative fuels	$319,692	$67,731
Paints	496,428	376,837
Oil and gas field services	1,450,033	1,078,587
Industrial automation systems	57,578	122,510

Total revenues	$2,323,731	$1,645,665

Income (loss) from operations:
Alternative fuels	$(1,466,537)	$(1,351,945)
Paints	(47,614)	(131,350)
Oil and gas field services	253,913	82,067
Industrial automation systems	(133,201)	(206,698)

Total operating loss	$(1,393,439)	$(1,607,926)

Net loss applicable to common stockholders:
Alternative fuels	$(2,375,942)	$(1,738,270)
Paints	(47,614)	(131,350)
Oil and gas field services	252,824	80,805
Industrial automation systems	(80,833)	(128,828)

Total net loss applicable to common stockholders	$(2,251,565)	$(1,917,643)

Overview of Revenues Associated with Licensing the Rentech Process

In prior fiscal periods, we realized revenues associated with licensing activities in our alternative fuels segment. These revenues included royalties earned up to March 2003 under our October 1998 license of the Rentech Process to Texaco Energy Systems, LLC, now a division of ChevronTexaco Corporation, and contract payments for technical engineering services provided to Texaco and certain other companies.

Effective March 24, 2003, our license agreement with Texaco was modified. By the change, Texaco’s exclusive rights to use the Rentech Process for conversion of coal, petroleum coke and other solid and liquid hydrocarbons became non-exclusive. Our license with Texaco remains in effect, as modified. Texaco retained non-exclusive rights to use our technology with these hydrocarbon materials as well as non-exclusive rights to use our technology with gaseous hydrocarbons. Beginning in March 2003, we are no longer receiving royalty payments of $20,000 per month under the license, and we will not be required to share any license fees and royalties we receive from others in the future with Texaco. In March 2003, we completed work for Texaco under a 1999 contract by which we performed technical services to make the Rentech Process compatible for use with Texaco’s gasification technology. In early 2003, we completed our subcontract with Texaco on its contract with the U.S. Department of Energy on developing plans for an Early Entrance Co-production Plant. This contract was focused on developing a program for the Department of Energy for an energy plant that would produce both transportation fuels and electricity.

With the change to the Texaco license, we are now able to offer licenses of our Rentech Process to other energy businesses for conversion of coal, petroleum coke and other solids and liquids. We are now working with several other companies to study the feasibility of developing F-T projects using the Rentech Process. No commitments have been made to proceed with these projects, however, we have received revenues from several studies of the feasibility of these projects.

In the future, we expect to receive revenues associated with licensing the Rentech Process from the following principal sources:

•	Contract payments for design studies. These are preliminary feasibility studies for potential licensees.

•	License fees from licenses granted for use of the technology.

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•	Contract payments for preliminary construction engineering services. We provide these services to licensees during construction or startup of the licensee’s plants.

•	Contract payments for supply of the synthesis gas reactors required for use with the Rentech Process. We plan to subcontract this work to fabricators.

•	Contract payments from FT Solutions LLC for supply of the catalyst required for use with the Rentech Process.

•	Royalties for production of liquid hydrocarbons produced by licensees in their plants.

•	Sales of liquid hydrocarbon products from process plants using the Rentech Process in which we may acquire an equity interest.

We anticipate that we may receive increased contract payments for design studies if interest by members of the energy industry in our technology grows. We do not expect to realize significantly increased revenues from marketing licenses of the Rentech Process until we obtain a customer and grant a license for a commercial-scale plant using the technology and work on designing the plant is underway. We are cooperating with several energy companies and related businesses to prepare and evaluate their proposals to develop new plants that would use our technology. There are no assurances that they will pursue these projects or that adequate financing will be available or that we will succeed in retrofitting and successfully operating any existing plant at a profit. Other factors affecting our success include competition by other Fischer-Tropsch technologies, availability of low-cost feedstock, and market prices for conventional fuels and hydrocarbon products with which synthetic liquid hydrocarbons produced by use of our technology will compete.

The revenues from our license fees and royalties and the contract work performed at our Fischer-Tropsch laboratory, including payments we previously received from contract work for Texaco, have not been adequate to fund our operations. We do not expect activities associated with marketing licenses of our Fischer-Tropsch technology to produce a net profit until we obtain additional contracts for feasibility studies and engineering designs for planning for a Fischer-Tropsch plant using our technology, and fees for grants of licenses. During the three months ended December 31, 2004, we incurred a net loss of $2,375,942 associated with the Rentech Process in our alternative fuels segment, compared with a net loss of $1,738,270 for the three months ended December 31, 2003.

Reducing our activities related to the Rentech Process would materially adversely impact our ability to commercialize the Rentech Process. We believe it is important to continue work on further improvements to the technology, improving its economic efficiency, and seeking patents to protect our proprietary rights in any advancements. Cutting back these operations might delay commercial use of the Rentech Process and could limit our ability to realize full economic benefits from its exploitation.

We believe that important events within the Fischer-Tropsch industry during the last year indicate increasing interest in the energy industry and the investment community in the commercial use of Fischer-Tropsch technology. These announcements describe plans by several large companies engaged in the oil and gas or energy business to develop large projects to use their respective Fischer-Tropsch technologies. Each of these projects would require substantial financial investments. We believe that these announcements signal that the energy industry, with support from financial institutions, may be moving toward commercial use of Fischer-Tropsch technologies like ours.

Operating Expenses

Our operating expenses have historically been grouped primarily into several categories of major expenses. These are development of the Rentech Process through small pilot plants and our large-scale Synhytech pilot plant in Pueblo, Colorado; acquiring and funding our other business segments in efforts to achieve profitable operations; investing in advanced technologies; acquiring a 56% interest in REN Corporation; marketing our technology; and other general and administrative expenses.

Our research and development expenses were substantially increased after we enhanced our development and testing laboratory and enlarged our laboratory staff in 1999. We have also had significant growth in our general and administrative expenses as our salary expenses and operating costs have grown. We are incurring substantial costs associated with our one-half ownership interest in Sand Creek Energy LLC, which owns the mothballed Sand Creek plant. These include the maintenance and holding expenses for our one-half interest in the plant.

We have incurred significant expenses associated with our feasibility studies and consulting contracts related to our efforts to acquire the East Dubuque plant from Royster-Clark, Inc., including expenses in connection with negotiating a purchase contract

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and related agreements and obtaining feasibility studies and consulting services. If we succeed in acquiring the plant, we expect to have significantly larger expenses related to financing the acquisition, operation and construction work to retrofit the East Dubuque plant. If we invest with others in developing another plant that uses our Rentech Process, we expect to also incur significant costs. When production is achieved from any plant, we anticipate incurring new expenses to market and sell the products. Because of the substantial capital investments we anticipate making in plants in which we may acquire an equity interest, we believe that we will incur significant depreciation and amortization expenses in the future.

Overview of the Status of Our Subsidiaries

We have realized revenues from the stains, sealers and coatings business conducted by our wholly-owned subsidiary, OKON, Inc.; from the oil and gas field services provided by Petroleum Mud Logging, Inc., a wholly-owned subsidiary; and from the manufacture of complex microprocessor controlled industrial automation systems by REN Corporation, a 56% owned subsidiary. During the years ended September 30, 2004 and 2003, OKON, Inc. and REN Corporation experienced net losses. We are attempting to increase the revenues of our subsidiaries.

During the three months ended December 31, 2004, OKON expanded its net revenues over those in the same period in fiscal 2004 through increased sales to wholesalers who distribute OKON’s products to independent retail stores, as well as to national and retail paint manufacturers. The increase in paint revenue reflects our continued marketing efforts in our primary distribution channels that we have been expanding over the past two years. OKON’s net loss for the three months ended December 31, 2004 was $47,614, compared to a net loss of $131,350 for the three months ended December 31, 2003.

Petroleum Mud Logging, Inc. continued to perform well during the three months ended December 31, 2004, increasing its net revenues over those for the same period in fiscal 2004. PML is benefiting from our investments made over the last several fiscal years in upgrading its technology, as well as from increased demand for drilling for natural gas, and increased marketing efforts. PML’s net income for the three months ended December 31, 2004 was $252,824, compared to $80,805 for the three months ended December 31, 2003.

REN Corporation experienced a decline in contract orders for its automated test systems during the three months ended December 31, 2004 compared to the three months ended December 31, 2003. We believe this reduction is due to a decrease in industry orders resulting from a general economic downturn and a series of corporate reorganizations that have affected REN’s historical customers, and deferred placements of new orders with REN. REN’s net loss for the three months ended December 31, 2004 was $80,833, compared to a net loss of $128,828 for the three months ended December 31, 2003. This decreased loss is due to certain cost reductions implemented during the year. The net loss also reflects a lack of new contracts required to provide sufficient revenue to cover operating costs. REN Corporation is considering alternatives to increase its revenues. These include an aggressive program to develop a more standardized test stand and to expand REN’s contracts to service test stands it has previously sold as well as test stands manufactured by its competitors.

During fiscal year 2004, we expanded our original business strategy of licensing our Fischer-Tropsch technology to include deploying it in domestic fertilizer plants and other plants in which we may acquire ownership interests. To implement this revised strategy, we expect to refocus our efforts on our core business, which is centered on our Fischer-Tropsch technology. As we redirect our business efforts, we are considering the sale of all of these subsidiaries, none of which are directly related to our core business.

RESULTS OF OPERATIONS

More detailed information about our financial statements is provided in the following portions of this section. The following discussion should be read in conjunction with our consolidated financial statements included in our annual report on Form 10-K for the year ended September 30, 2004 and the notes to those statements and to the notes and consolidated financial statements of this report.

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The following table sets forth, for the three months ended December 31, 2004 and December 31, 2003, a comparison of changes between the periods in the components of our Consolidated Statements of Operations:

	Three Months Ended December 31,
	2004	2003
Gross Profit Percentage
Product sales	48.4%	41.5%

Oil and gas field services	29.2%	29.4%
Industrial automation systems	(30.0)%	(13.4)%
Technical services	(34.0)%	66.8%
Rental income	100.0%	100.0%

Total service gross profit %	18.5%	28.0%

	24.8%	31.1%
As a Percentage of Consolidated Net Sales
Product sales	21.4%	22.9%
Oil and gas field services	62.3%	65.6%
Industrial automation systems	2.5%	7.4%
Technical services	12.5%	2.4%
Rental income	1.3%	1.7%

Total service as a percentage of consolidated net sales	78.6%	77.1%

	100.0%	100.0%
Operating expenses
General and administrative expense	72.4%	108.9%
Depreciation and amortization	4.9%	9.4%
Research and development	7.5%	10.5%

	84.8%	128.8%

Loss from operations	(60.0)%	(97.7)%

Other income (expenses)
Equity in loss of investee	(7.4)%	(2.9)%
Interest income	0.0%	0.2%
Interest expense	(29.7)%	(21.4)%
Loss on disposal of fixed assets	0.1%	(0.2)%

	(36.9)%	(24.4)%

Minority interest in subsidiary’s net (income) loss	—	5.6%

Net loss	(96.9)%	(116.5)%

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THREE MONTHS ENDED DECEMBER 31, 2004 COMPARED TO DECEMBER 31, 2003:

Revenues

	Three Months Ended December 31,
	2004	2003
Revenues:
Product sales	$496,428	$376,837

Oil and gas field services	1,450,033	1,078,587
Industrial automation systems	57,578	122,510
Technical services	290,052	39,867
Rental income	29,640	27,864

Total service revenues	1,827,303	1,268,828

Total revenues	$2,323,731	$1,645,665

Product Sales. Our product sales were realized from sales of water-based stains, sealers and coatings by our subsidiary OKON, Inc., through which we conduct this paint business segment. These sales produced revenues of $496,428 during the three months ended December 31, 2004. This compares to revenues from this segment of $376,837 for the three months ended December 31, 2003, an increase of 32% for the three-month period. The increase in paint revenues over the three months ended December 31, 2004 reflects our continued marketing efforts in our primary distribution markets that we have been expanding over the past two years.

Service Revenues. Service revenues are provided by three of our business segments. The segments are the oil and gas field services segment, the technical services portion of the alternative fuels segment, and the industrial automation systems segment. The technical services are provided through the scientists and technicians who staff our development and testing laboratory. In addition, the alternative fuels segment includes rental income from leases to others of portions of the development and testing laboratory building.

Petroleum Mud Logging, Inc. Service revenues in the amount of $1,450,033 were derived from contracts for our oil and gas field services for the three months ended December 31, 2004. Our oil and gas field service revenues for the three months ended December 31, 2004 increased by $371,446, or 34%, from the service revenues of $1,078,587 for the three months ended December 31, 2003. The increase in oil and gas field services revenue was due to an increase in demand for our mud logging services as drilling for new natural gas wells has continued to increase in our service market. Therefore, a higher percentage of our 38 mud logging vehicles were under contract in the field for the three months ended December 31, 2004 as compared to the three months ended December 31, 2003. For the last month of the quarter ended December 31, 2004, we averaged 23.8 units per day in the field, compared to 22.5 units per day during the last month of the quarter ended December 31, 2003. We were also able to increase our billing rates for services as demand increased as our average daily price increased approximately $17 from the last month of the quarter ended December 31, 2004 compared with the last month of the quarter ended December 31, 2003.

REN Corporation provided service revenues in the amount of $57,578 during the three months ended December 31, 2004 and $122,510 during the three months ended December 31, 2003 from contracts for the manufacture of complex microprocessor controlled industrial automation systems. The decrease of $64,932, or 53%, in this revenue during the three months ended December 31, 2004 occurred due to a decrease in work orders for new equipment as well as in work completed under test stand servicing arrangements. REN has reduced its operating costs during the first fiscal quarter of 2005. REN has submitted proposals for new work with several former and new customers for development of new test equipment. Whether new contracts will be received, and the timing and amount of revenues they would generate, is uncertain. If new revenues are not developed from pending proposals, REN may not be able to continue its manufacturing operations. If REN were to discontinue its manufacturing operations, we believe we would have to recognize impairment of our investment. We estimate our exit costs, termination charges and related liabilities would be at least $50,000.

Our alternative fuels segment provided service revenues, including revenue earned for technical services provided to certain customers related to the Rentech Process technology. These technical services were performed at our development and testing laboratory. Our service revenues for these technical services were $290,052 during the three months ended December 31, 2004 as compared to $39,867 during the three months ended December 31, 2003. The increase in these revenues reflects more

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contracts related to several new potential projects being considered by others who would license our Rentech Process. During the three months ended December 31, 2004, we recognized revenue of $132,068, or 46% of total technical services revenue, from our technical services agreement with Wyoming Business Council, which began in May 2004.

Rental income is also included in our service revenues. We leased part of our development and testing laboratory building to a tenant. Rental income from this tenant contributed $29,640 in revenue during the three months ended December 31, 2004 as compared to $27,864 during the three months ended December 31, 2003. Rental income is included in our alternative fuels segment because the rental income is generated from the laboratory building that houses our development and testing laboratory, which is part of the alternative fuels segment.

Royalty income, which is generated through licensing the Rentech Process technology, is included in our alternative fuels segment. Royalty income consisted of royalties that we received as a result of our October 1998 license of the Rentech Process technology to Texaco. No royalties were received subsequent to February 2003, and no royalties will be received in the future under the October 1998 license agreement with Texaco as a result of modification to the license agreement in March 2003.

Cost of Sales

	Three Months Ended December 31,
	2004	2003
Cost of sales:
Product costs	$256,354	$220,341

Oil and gas field services	1,026,456	761,694
Industrial automation systems	74,876	138,909
Technical services	388,700	13,232

Total service cost of sales	1,490,032	913,835
Total cost of sales	$1,746,386	$1,134,176

Our cost of sales include costs for our OKON products, our oil and gas field services, technical services including research and development contract costs, and industrial automation system services. During the three months ended December 31, 2004, the combined cost of sales was $1,746,386 compared to $1,134,176 during the three months ended December 31, 2003. The increase for the three months ended December 31, 2004 resulted from an increase in cost of sales experienced by each of these segments, that was only partly offset by a decrease in cost for the industrial automation systems segment.

Cost of sales for product sales is the cost of sales of our paint business segment for sales of stains, sealers and coatings. During the three months ended December 31, 2004, our costs of sales for the paint segment increased by $36,013, or 16%, to $256,354 as compared to the three months ended December 31, 2003. The increase in costs during the three months ended December 31, 2004 was directly related to the additional costs of labor and materials to manufacture the additional products that resulted in increased revenues. The increase in costs during the three months ended December 31, 2004 was due to an increase in raw materials used in the manufacturing process resulting from increased product sales. The increase in paint revenue reflects our continued marketing efforts in our primary distribution markets that we have been expanding over the past two years.

Cost of sales for oil and gas field services increased to $1,026,456 during the three months ended December 31, 2004, up from $761,694 during the three months ended December 31, 2003. Of the increase, $264,762, or 52% was related to field labor and benefits and field living expenses, while the remainder was made up of supplies and other such miscellaneous costs. The increase in cost of sales resulted from an increase in demand for our mud logging services as drilling for new natural gas wells has continued to increase in our service markets. We averaged 23.8 units per day in the field during the last month of the quarter ended December 31, 2004, compared to 22.5 units per day during the last month of the quarter ended December 31, 2003. The increase in the number of units in the field directly led to the increase in field labor and benefits and field living expenses, which makes up the largest percentage of cost of sales.

Cost of sales for the industrial automation systems segment were $74,876 during the three months ended December 31, 2004 as compared to $138,909 during the three months ended December 31, 2003. The decrease of $64,033 during the three months ended December 31, 2004, as compared to the three months ended December 31, 2003 was directly related to fewer orders for new equipment, and our inability to bill for service contracts until the services are completed.

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Cost of sales for technical services was $388,700 during the three months ended December 31, 2004, up from $13,232 during the three months ended December 31, 2003. Of the increase of $375,468, $132,068 resulted from costs incurred under the technical services agreement with the Wyoming Business Council and $101,748 resulted from costs incurred under the technical services agreement with Royster-Clark Nitrogen for the three-month period.

Gross Profit

	Three Months Ended December 31,
	2004	2003
Gross Profit:
Product sales	$240,074	$156,496

Oil and gas field services	423,577	316,893
Industrial automation systems	(17,298)	(16,399)
Technical services	(98,648)	26,635
Rental income	29,640	27,864

Total service gross profit	337,271	354,993

Total gross profit	$577,345	$511,489

Our gross profit for the three months ended December 31, 2004 was $577,345, as compared to $511,489 for the three months ended December 31, 2003. The increase of $65,856, or 13%, during the three months ended December 31, 2004 resulted from a combination of the contributions from each of our operating segments. The gross profit contribution of our paint segment increased during the three months ended December 31, 2004 by $83,578 as compared to the three months ended December 31, 2003, while the contribution of our oil and gas field services segment increased by $106,684. Our industrial automation system segment had a decrease of $899, or 5%, during the three months ended December 31, 2004 as compared to the three months ended December 31, 2003. Our technical services segment had a decrease of $125,283 during the three months ended December 31, 2004 as compared to the three months ended December 31, 2003.

Gross profit for product sales is the gross profit of our paint business segment for sales of stains, sealers and coatings. During the three months ended December 31, 2004, our gross profit for the paint segment increased by $83,578, or 53%, to $240,074, as compared to the three months ended December 31, 2003. The increase in gross profit was directly related to the 32% increase in revenue from the three months ended December 31, 2004 compared to the three months ended December 31, 2003.

Gross profit for oil and gas field services increased to $423,577 during the three months ended December 31, 2004, up from $316,893 during the three months ended December 31, 2003. The increase of $106,684 was due to increases in our number of units in service combined with our increase in billing rates.

Gross profit for the industrial automation systems segment was a negative $17,298 during the three months ended December 31, 2004 as compared to a negative $16,399 during the three months ended December 31, 2003. The negative gross profit in both periods was due to the timing of revenue recognition under the percentage of completion method of accounting and a lack of new contracts in both periods.

Gross profit for technical services was a negative $98,648 during the three months ended December 31, 2004, down from $26,635 during the three months ended December 31, 2003, a decrease of $125,283. Gross profit was down in the three months ended December 31, 2004 as the majority of revenue was derived from feasibility studies, which do not generate significant profit margins. In addition, timing of revenue recognition under the percentage of completion method of accounting also contributed to the negative gross profit.

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Operating Expenses

	Three Months Ended December 31,
	2004	2003
Operating expenses:
General and administrative	$1,682,956	$1,791,916
Depreciation and amortization	113,153	154,950
Research and development	174,675	172,549

Total operating expenses	$1,970,784	$2,119,415

Operating expenses consist of general and administrative expense, depreciation and amortization and research and development. Our operating expenses have historically been grouped into several categories of major expenses. These include research and development related to the Rentech Process technology through operation of pilot plants and our large-scale pilot Synhytech plant in Pueblo, Colorado; management time and other costs related to acquiring and funding the subsidiaries that constitute our other business segments to bring them to profitable operations; marketing our technology; other general and administrative expenses; and the costs of financing our operations.

We incur substantial research and development expenses in our testing laboratory where we actively conduct work to further improve our technology and to perform services for our customers. We continue to incur significant general and administrative expenses as our salary expenses and operating costs continue to grow. We are incurring holding costs associated with our one-half ownership interest in Sand Creek Energy LLC, which owns the mothballed Sand Creek plant. These include the maintenance and expenses for our one-half interest in the plant.

Upon acquiring ownership in any plant that uses our Rentech Process technology, we expect to incur significant costs for the purchase price and retrofitting a plant to use coal and our Rentech Process. When production is achieved from any plant, in which we own an interest, we anticipate incurring new expenses to market and sell the products. If we make substantial capital investments in plants in which we may acquire an equity interest, we would incur significant depreciation and amortization expenses in the future.

General and Administrative Expenses. General and administrative expenses were $1,682,956 during the three months ended December 31, 2004, down $108,960 from the three months ended December 31, 2003 when these expenses were $1,791,916. Salaries and benefits allocated to general and administrative expenses rather than to cost of sales increased by $53,044, or 6%, during the three months ended December 31, 2004. This was due to hiring an in-house legal counsel during the third quarter of fiscal 2004. Legal expenses decreased $83,155, or 70%, during the three months ended December 31, 2004 due to reduced external costs due to the hiring of an in-house legal counsel and recording legal costs that were related to a potential acquisition within our alternative fuels segment, as deferred acquisition costs rather than legal expense. Public relations and promotions expenses decreased by $56,876, or 41% during the three months ended December 31, 2004 as we focused our efforts on the potential acquisition, rather than on prospective licensing projects. Insurance expenses increased by $52,847, or 78% during the three months ended December 31, 2004 due to increased insurance costs in our alternative fuels segment. Contract salaries and consulting expenses decreased by $96,758, or 67% during the three months ended December 31, 2004 as a result of reductions in contract labor in our technical services and product sales segments. Many other general and administrative expenses experienced increases and decreases during the three months ended December 31, 2004, none of which were individually significant.

Depreciation and Amortization. Depreciation and amortization expenses during the three months ended December 31, 2004 was $166,450, a decrease of $25,131 compared to the three months ended December 31, 2003 when the total depreciation and amortization expense was $191,581. Of these amounts, $53,297 and $36,631 were included in costs of sales during the three months ended December 31, 2004 and 2003, respectively. The overall decrease in depreciation and amortization expense is a result of intangible assets being fully amortized or written off in our industrial automation system segment. The increase in amounts included in cost of sales during the three months ending December 31, 2004 was directly attributable to an increase in revenues during that period in our alternative fuels and oil and gas field services segments.

Research and Development. Research and development expenses were $174,675 during the three months ended December 31, 2004, including $168,425 for our alternative fuels segment and $6,250 for our paint segment. This expense increased by $2,126 from the three months ended December 31, 2003, when these expenses were $172,549. The expense for the three months ended December 31, 2003 included $169,424 for our alternative fuels segment and $3,125 for our paint segment. In the first quarter of

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fiscal 2005, we continued work on advanced catalysts, separations, process optimization, and product upgrading. Flowsheet simulations and feasibility studies also provide input to R&D direction.

Total Operating Expenses. Total operating expenses during the three months ended December 31, 2004 were $1,970,784 as compared to $2,119,415 during the three months ended December 31, 2003, a decrease of $148,631. The decrease in total operating expenses for the three months ended December 31, 2004 as compared to the prior period is a result of an decrease in general and administrative expenses of $108,960, a decrease in depreciation and amortization charges included in operating expenses of $41,797, and an increase in research and development expenses of $2,126.

Loss From Operations

	Three Months Ended December 31,
	2004	2003
Loss from operations:
Product sales	$(47,614)	$(131,350)

Oil and gas field services	253,913	82,067
Industrial automation systems	(133,201)	(206,698)
Technical services	(1,496,177)	(1,379,809)
Rental income	29,640	27,864

Total service loss from operations	(1,345,825)	(1,476,576)
Total loss from operations	$(1,393,439)	$(1,607,926)

Loss from operations during the three months ended December 31, 2004 decreased by $214,487. The decreased loss compared to the prior year resulted from a decrease in total operating expenses of $148,631 during the three months ended December 31, 2004 in addition to an increase in gross profit of $65,856.

Loss from operations for product sales is the loss from operations of our paint business segment for sales of stains, sealers and coatings. During the three months ended December 31, 2004, our loss from operations for the paint segment decreased by $83,736, or 64%, to $47,614, as compared to the three months ended December 31, 2003. The decrease in loss from operations was due to an increase of $83,578 in gross profit.

Income from operations for oil and gas field services increased to $253,913 during the three months ended December 31, 2004, up from $82,067 during the three months ended December 31, 2003. The increase of $171,846 was due to increases in our number of units in service combined with our increase in billing rates.

Loss from operations for the industrial automation systems segment were $133,201 during the three months ended December 31, 2004 as compared to $206,698 during the three months ended December 31, 2003. The decrease in loss from operations of $73,497 during the three months ended December 31, 2004 was the result of a decrease in operating expenses of $74,396, which was due to certain cost cutting measures at REN as a result of their lack of new contracts.

Loss from operations for technical services was $1,496,177 during the three months ended December 31, 2004, down from $1,379,809 during the three months ended December 31, 2003, an increase of $116,368. Loss from operations was up in the three months ended December 31, 2004 as a result of our $125,283 decrease in gross profit.

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Other Income (Expense)

	Three Months Ended December 31,
	2004	2003
Other income (expense):
Equity in loss of investee	$(171,153)	$(48,242)
Interest income	897	2,845
Interest expense	(689,123)	(352,580)
Gain/(Loss) on disposal of fixed assets	1,253	(3,640)

Total other income (expense)	$(858,126)	$(401,617)

Equity in Loss of Investee. During the three months ended December 31, 2004, we recognized $171,153 in equity in loss of investee, as compared to $48,242 during the three months ended December 31, 2003. In the three months ended December 31, 2004, $45,769 represents our 50% share of the loss incurred by our joint venture in Sand Creek Energy LLC, compared to $48,242 during the three months ended December 31, 2003. The LLC is maintaining the mothballed Sand Creek methanol plant and offering it for sale. The decrease during the three months ended December 31, 2004 is due to a decrease in insurance and other maintenance costs of the facility. In the three months ended December 31, 2004, we recognized $125,384 in equity in loss of investee from our 50% share of the loss in our joint venture FT Solutions, LLC, which was formed in the fourth quarter of fiscal 2004. This loss represents our share of research and development expenses of the LLC incurred in the first quarter of fiscal year 2005.

Interest Expense. Interest expense during the three months ended December 31, 2004 was $689,123, increased from $352,580 during the three months ended December 31, 2003. Of the increase during the three months ended December 31, 2004 of $336,543, 94% resulted from the recognition of non-cash interest expense. Total non-cash interest expense recognized during the three months ended December 31, 2004 was $533,100, compared to $216,582 during the three months ended December 31, 2003. Of the non-cash interest expense recognized in the three months ended December 31, 2004, $487,134, or 91%, was due to the amortization of debt issuance costs related to a line of credit and bridge loans entered into during the last quarter of fiscal year 2004 and the first quarter of fiscal year 2005 that were used to obtain working capital and fund acquisition costs related to the purchase of Royster-Clark Nitrogen, Inc.

Total Other Expenses. Total other expenses increased to $858,126 during the three months ended December 31, 2004 from total other expenses of $401,617 during the three months ended December 31, 2003. The increase in total other expenses of $456,509 for the three months ended December 31, 2004 resulted from an increase in equity in loss of investee of $122,911; a decrease in interest income of $1,948; and an increase in interest expense of $336,543, and an increase in gain on disposal of fixed assets of $4,893.

Minority Interest in Subsidiary’s Net Loss

	Three Months Ended December 31,
	2004	2003
Minority interest in subsidiary’s net loss	$—	$91,900

The minority interest in subsidiary’s net loss of $0 during the three months ended December 31, 2004, as compared to $91,900 during the three months ended December 31, 2003, resulted from the continued operating loss of REN Corporation for the three months ended December 31, 2004. Minority interests in the net loss of a subsidiary are reflected as an addition to consolidated net loss, reduced by the excess of any losses applicable to the minority interest in a subsidiary that exceed the minority interest in the equity capital of the subsidiary. The Company accounts for the excess loss in accordance with Accounting Research Bulletin No. 51, “Consolidated Financial Statements” (“ARB 51”) as the minority interest shareholders have no obligation to fund such losses. As of December 31, 2004, the Company had a cumulative minority interest excess loss of $195,604, including $60,685 in the three months ended December 31, 2004, which was charged against the majority interest on the Consolidated Statement of Operations, reducing the total minority interest expense to $0 for the three months ended December 31, 2004.

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Net Loss Applicable to Common Stockholders

	Three Months Ended December 31,
	2004	2003
Net loss applicable to common stockholders:
Product sales	$(47,614)	$(131,350)

Oil and gas field services	252,824	80,805
Industrial automation systems	(141,518)	(128,828)
Technical services	(2,344,897)	(1,766,134)
Rental services	29,640	27,864

Total service net loss applicable to common stockholders	(2,203,951)	(1,786,293)
Net loss applicable to Common stockholders	$(2,251,565)	$(1,917,643)

For the three months ended December 31, 2004, we experienced a net loss applicable to common stockholders of $2,251,565 or $0.025 per share compared to a net loss applicable to common stockholders of $1,917,643 or $0.024 per share during the three months ended December 31, 2003. The increase of $333,922 for the three months ended December 31, 2004 resulted from a decrease in loss from operations of $214,487, an increase in total other expenses of $456,509, and a decrease in minority interest in subsidiary’s net loss of $91,900.

Net loss applicable to common stockholders for product sales is the net loss applicable to common stockholders of our paint business segment for sales of stains, sealers and coatings. During the three months ended December 31, 2004, our net loss applicable to common stockholders for the paint segment decreased by $83,736, or 64%, to $47,614, as compared to the three months ended December 31, 2003. The decrease in net loss applicable to common stockholders was due to an increase of $83,578 in gross profit.

Net income applicable to common stockholders for oil and gas field services increased to $252,824 during the three months ended December 31, 2004, up from $80,805 during the three months ended December 31, 2003. The increase of $172,019 was due to increases in our number of units in service combined with our increase in billing rates.

Net loss applicable to common stockholders for the industrial automation systems segment were $141,518 during the three months ended December 31, 2004 as compared to $128,828 during the three months ended December 31, 2003. The decrease in net loss applicable to common stockholders of $12,690 during the three months ended December 31, 2004 was the result of a decrease in operating expenses of $74,396, which was due to certain cost cutting measures at REN as a result of their lack of new contracts partially offset by the $60,685 minority interest excess loss that was charged to the majority interest.

Net loss applicable to common stockholders for technical services was $2,344,897 during the three months ended December 31, 2004, up from $1,766,134 during the three months ended December 31, 2003, an increase of $578,763. Net loss applicable to common stockholders was up in the three months ended December 31, 2004 as a result of an increase of $342,237 in interest expense during the three months ended December 31, 2004 related to the bridge loans obtained in Q4 of fiscal year 2004 and Q1 of fiscal year 2005. In addition, we had a $125,283 decrease in gross profit in the three months ended December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, we had negative working capital of $2,689,790, as compared to negative working capital of $1,266,653 at September 30, 2004. Our current assets totaled $3,901,390, including accounts receivable of $1,354,521, and our current liabilities were $6,591,180. We had long-term liabilities of $2,301,782, of which most related to our long-term convertible debt as well as the mortgage on our development and testing laboratory.

From our inception on December 18, 1981 through December 31, 2004, we have incurred losses in the amount of $49,901,304. For the three months ended December 31, 2004, we recognized a $2,251,565 net loss. If we do not operate at a profit in the foreseeable future, we may be unable to continue operations at the present level. As of December 31, 2004, we had an unrestricted cash balance of $1,312,978. We have been successful in the past in obtaining debt and equity financing. For the

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years ended September 30, 2004 and 2003, we received net cash proceeds from the issuance of common stock of $4,706,951 and $1,577,100. For the years ended September 30, 2004 and 2003, we received cash proceeds from long-term debt and long-term convertible debt to stockholders of $565,000 and $2,505,000.

Our principal needs for liquidity in the past have been to fund working capital, pay for research and development of the Rentech Process, pay the costs of acquiring and initially funding the paint, oil and gas field services and industrial automation segments, acquiring state of the art technology for PML, and to invest in advanced technology companies.

To obtain capital for working funds, we have previously sold shares of our common stock in private placements to accredited investors at a discount from the market price. We have also previously sold our stock purchase warrants and our convertible promissory notes bearing interest in private placements. The warrants and notes have been convertible into shares of our common stock at a discount. Some of them remain outstanding. On March 19, 2004, our shareholders approved an amendment to our articles of incorporation to increase the number of authorized shares of common stock from 100,000,000 to 150,000,000. We have recommended that our shareholders approve an increase in the authorized number of share of common stock to 250,000,000 at the annual meeting scheduled for March 17, 2005. To achieve our objectives as planned for fiscal year 2005, we will need to issue additional shares of common stock and may issue shares of convertible preferred stock or other convertible securities in private placements to fund working capital requirements. We also expect to require significant new debt financing in connection with acquisition of the East Dubuque plant and our planned conversion of the plant to use coal feedstock and to add our Rentech Process. If we are unable to sell shares of our, equity or debt securities, we would not be able to acquire or retrofit the East Dubuque plant, and would also have to curtail our expenditures by reducing our operations, in efforts to reduce our operating costs to a level covered by our revenues. Our operations resulted in a net loss of $7,210,693 in fiscal year 2004. Our inability to acquire and retrofit the East Dubuque plant, and curtailment of our activities related to the Rentech Process would materially adversely impact our ability to commercialize the Rentech Process and our ability to continue our business at the present level.

We are also seeking to raise capital by the sale of certain assets. We are offering to sell our one-half interest in the Sand Creek plant, in cooperation with the owner of the other one-half interest. The plant has been for sale for approximately two years. We may also sell one or more of our three operating subsidiaries to raise capital and to focus on our core business of Fischer-Tropsch technology. We are offering to sell OKON, Inc. through which we conduct our paint business. If the sale of OKON, Inc. were to occur, this would have a positive impact on our liquidity, as OKON has provided negative cash flows over the past three years. If less than all of the subsidiaries and the Sand Creek plant were to be sold for cash, the total net proceeds would not cover our annual loss from operations.

We have contracted to purchase all the outstanding stock of Royster-Clark Nitrogen, Inc. in order to acquire its ammonia nitrogen fertilizer plant located in East Dubuque, Illinois. The purchase price is $50 million plus up to $13 million for the net working capital associated with the plant. The purchase price is due at the closing of the purchase. The stock purchase agreement, as amended, provides that the agreement is subject to termination if the purchase is not closed on or before February 17, 2005.

We are seeking financing for the purchase of the East Dubuque plant. We have obtained a commitment for senior secured debt collateralized by the assets associated with the plant. We are seeking other financing arrangements, including equity financing, for the remainder of the purchase price. We have recently issued short-term promissory notes and warrants to purchase our common stock to finance some of the costs we have incurred in connection with the acquisition of the East Dubuque plant. We plan to repay these recent loans from proceeds of debt and equity financing we expect to obtain in connection with the acquisition of the plant. If we are unable to obtain the necessary financing, we will not be able to complete the acquisition and will be required to repay recent loans from other sources of cash, including proceeds from the potential sale of assets.

Upon acquisition of the East Dubuque plant, we intend to continue to operate the plant for the production of nitrogen fertilizer products. Based on its past operating history, the current costs of the natural gas used as feedstock, and the current market prices for the fertilizer products, we expect the plant to operate at a profit while natural gas is used as the feedstock.

Conversion of the East Dubuque fertilizer plant as we plan depends upon additional financing that we may not be able to obtain.

After acquiring the plant, we plan to contract for engineering studies to prepare for converting the East Dubuque plant to use less costly coal as the feedstock, and also to add a Fischer-Tropsch plant to use our Rentech Process.

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Our needs for capital to accomplish the conversion of the plant are very high, especially in relation to our previous financing capability, financial results, sources of revenues and total assets. If we do not obtain the financing necessary for reconfiguring the plant, we will not realize the significant increases in revenues and cash flows that we anticipate. We would then expect to continue operating the plant substantially as it is now operated with natural gas as the feedstock. The operating profits of the plant, using natural gas, would be significantly less than the operating profits we expect if we are able to convert it to use coal and are also able to add our Rentech Process.

We expect the construction work for converting the East Dubuque plant to take approximately three and a half years of time, and to cost approximately $400 million. We anticipate financing these costs through a combination of project financing from one or more banks or other lenders, or sales of ownership interests in the plant, or other financing arrangements. These may include the sale of one or more of our subsidiaries. We may seek limited amounts of economic development funding through development bonds or grants issued by the state of Illinois. The state funding may be restricted to engineering studies and development work associated with the plant.

We anticipate we may need, but have not made commitments for, substantial amounts of new capital for projects, operating expenses, efforts to commercialize the Rentech Process, to purchase property and equipment, and to continue significant research and development programs for the Fischer-Tropsch projects we are considering. We also expect to undertake these types of expenditures in efforts to commercialize the technology in one or more additional plants in which we may acquire full or part ownership. Even if we succeed in obtaining construction loans secured by such projects, we expect to need significant amounts of capital in unknown amounts as our required share of the total investment in these potential projects.

We are not currently receiving any royalties or license fees from licensees of our Rentech Process. With a change to the Texaco license made in March 2003, we are now able to offer licenses of our Rentech Process to other energy businesses for conversion of coal, petroleum coke and other solids and liquids. We are now working with several other companies to study the feasibility of developing Fischer-Tropsch projects using the Rentech Process. No commitments have been made to proceed with these projects, and we have received no revenues from them.

Our agreements related to FT Solutions LLC require us to contribute one-half of the cost of constructing a product development unit. FT Solutions has initiated the design and construction of the plant. We estimate that our share of the cost of the plant will be approximately $2.5 million. We expect to be able to pay our contribution in installments as the work progresses, starting in February 2005. Our present schedule calls for the plant to be ready for initial startup operations in September 2005.

If we are unable to obtain additional financing, we will not be able to continue our operations at the current level.

Revenues associated with licensing the Rentech Process and from our subsidiaries, including the net proceeds of potential sales of our interests in Sand Creek Energy LLC or one or more of our operating subsidiaries, will not be adequate to fund our present level of operations and the expenses we are incurring to pursue our proposed acquisition of Royster-Clark Nitrogen, Inc. through September 30, 2005. We need additional financing to maintain all of our operations. We need additional financing and substantially increased revenues to accomplish our plans for the East Dubuque fertilizer plant.

Without the proceeds of additional financing, our plan to generate new revenues from use of the Rentech Process would be hindered and delayed.

Without capital to provide for our proposed acquisition of Royster-Clark Nitrogen, Inc. and the substantial costs to retrofit it to use coal and to add our Fischer-Tropsch technology, and additional capital for the initial studies that we typically conduct at our expense to encourage Fischer-Tropsch projects, we would not realize revenues from the East Dubuque plant or from projects that might be developed by proposed licensees. This situation would delay commercialization of our technology. Our plan to realize new revenues from license fees, engineering services, royalties and catalyst sales would be delayed.

Direct payments from Texaco amounted to 8% of our total revenues in fiscal 2003 and 18% in fiscal 2002. This source of revenue ended in fiscal 2003. If we do not obtain a significant amount of work from others for our laboratory in the near future, we may be compelled to greatly reduce or close our testing and development laboratory and sharply reduce our scientific and technical staff, among other reductions in operating expenditures.

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Net Deferred Tax Asset. We had net deferred tax assets offset by a full valuation allowance at September 30, 2004 and 2003. We are not able to determine if it is more likely than not that the net deferred tax assets will be realized. See Note 15 to the Consolidated Financial Statements in our annual report on Form 10-K for the year ended September 30, 2004.

ANALYSIS OF CASH FLOW

The following table summarizes our Consolidated Statements of Cash Flows:

	Three Months Ended December 31,
	2004	2003
Net Cash (Used in) Provided by:
Operating activities	$(1,229,492)	$(1,276,386)
Investing activities	(488,403)	(147,786)
Financing activities	2,775,456	1,422,821

Cash Flows From Operating Activities

Net Loss. Operating activities produced net losses of $2,251,565 during the three months ended December 31, 2004, as compared to $1,917,643 during the three months ended December 31, 2003. The cash flows used in operations during these periods resulted from the following operating activities.

Depreciation. Depreciation is a non-cash expense. This expense decreased during the three months ended December 31, 2004 by $5,851, as compared to the three months ended December 31, 2003. The decrease was attributable to equipment disposed of during the three months ended December 31, 2003.

Amortization. Amortization is also a non-cash expense. This expense decreased during the three months ended December 31, 2004 by $16,272, as compared to the three months ended December 31, 2003. The decrease is attributable to certain capitalized software, which became fully depreciated during fiscal 2004 and a non-compete agreement, which was written off in fiscal 2004.

Equity in Loss of Investee. We recognized equity in loss of investee in the amount of $171,153 during the three months ended December 31, 2004. $45,769 represents our 50% share of the loss incurred by our joint venture in Sand Creek Energy LLC. The LLC is holding and maintaining the mothballed Sand Creek methanol plant. The decrease during the three months ended December 31, 2004 is due to a decrease in insurance and other maintenance costs of the facility. In the three months ended December 31, 2004, we recognized $125,384 in equity in loss of investee from our 50% share of the loss in our joint venture FT Solutions, LLC, which was formed in the fourth quarter of fiscal 2004.

Salaries Expense Paid Through Debt. During the three months ended December 31, 2003, we issued unsecured convertible promissory notes totaling $266,780 in lieu of cash to certain officers of the Company in payment of their salaries. No such notes were issued in the three months ended December 31, 2004.

Stock Options Issued for Services. During the three months ended December 31, 2004, we issued 250,000 options to purchase the common stock of Rentech in lieu of cash to Royster-Clark, Inc. as part of a standstill agreement. These options were valued using the Black-Scholes option pricing model, which resulted in an offering cost charge to additional paid-in capital of $178,766.

Changes in Operating Assets and Liabilities. The changes in operating assets and liabilities, net of business combination, result from the following factors.

Accounts Receivable. Accounts receivable increased by $182,381 during the three months ended December 31, 2004. The increase in accounts receivable was due to increases in sales by the paint segment of 32% and from the oil and gas field services segment of 34%.

Costs and Estimated Earnings in Excess of Billings. Costs and estimated earnings in excess of billings decreased $152,222 during the three months ended December 31, 2004 as a result of the timing of contract billings and other contract activity within the industrial automation systems and technical services segments. These contracts are accounted for under the percentage of completion method of accounting.

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Prepaid Expenses and Other Current Assets. Prepaid expenses and other current assets increased during the three months ended December 31, 2004 by $74,952. The increase reflects the timing of payment on certain annual insurance premiums, net of the amortization of such premiums.

Accounts Payable. Accounts payable increased by $496,423 during the three months ended December 31, 2004. This increase resulted from the timing of receiving and paying trade payables. In addition, our payables at December 31, 2004 were increased due to costs owed associated with the potential acquisition of Royster-Clark Nitrogen.

Billings in Excess of Costs and Estimated Earnings. Billings in excess of costs and estimated earnings decreased $115,080 during the three months ended December 31, 2004 as a result of contracts within the industrial automation systems and technical services segments which are accounted for under the percentage of completion method of accounting.

Accrued Liabilities, Accrued Payroll and Other. Accrued liabilities, accrued payroll and other increased $113,579 during the three months ended December 31, 2004 as a result of the timing of payment of certain payroll related accruals.

Net Cash Used in Operating Activities. The total net cash used in operations decreased to $1,229,492 during the three months ended December 31, 2004, as compared to $1,276,386 during the three months ended December 31, 2003. The decrease reflects decreased cash costs for operating expenses.

Cash Flows From Investing Activities

Purchase of Property and Equipment. During the three months ended December 31, 2004, we purchased $124,775 of property and equipment, which included $62,549 paid in cash and $62,226 purchased with a note payable. Of the property and equipment purchases, 56% was attributable to vehicles and logging equipment purchased for our oil and gas field services segment, while the remaining 44% was attributable to computer equipment.

Proceeds from Disposal of Fixed Assets. We received proceeds from the disposal of fixed assets during the three months ended December 31, 2004 of $3,719.

Deposits and Other Assets. During the three months ended December 31, 2004, deposits and other assets increased $227,552.

Cash Used in Purchase of Investments. We used $41,677 to fund our 50% share of expenses of Sand Creek Energy, LLC during the three months ended December 31, 2004. We used $160,344 to fund our 50% share of expenses of FT Solutions, LLC during the three months ended December 31, 2004.

Net Cash Used in Investing Activities. The total net cash used in investing activities increased to $488,403 during the three months ended December 31, 2004 as compared to cash used of $147,786 during the three months ended December 31, 2003. The increase was primarily a result of an increase in deposits and other assets and cash used to fund our 50% interest in FT Solutions, LLC.

Cash Flows From Financing Activities

Proceeds from Issuance of Common Stock. During the three months ended December 31, 2004, we received $410,158 in net cash proceeds from the issuance of common stock compared to $1,036,625 during the three months ended December 31, 2003.

Payment of Offering Costs. During the three months ended December 31, 2004, we paid $52,462 in offering costs as compared to $95,600 during the three months ended December 31, 2003.

Proceeds from Long-Term Debt and Notes Payable. During the three months ended December 31, 2004, we received proceeds from long-term debt and notes payable in the amount of $1,850,000, compared to $792,530 during the three months ended December 31, 2003.

Payment of Debt Issuance Costs. During the three months ended December 31, 2004, we paid $187,390 in debt issuance costs as compared to $0 during the three months ended December 31, 2003.

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Proceeds from Line of Credit, Net. During the three months ended December 31, 2004, we received net proceeds on our lines of credit of $1,006,613 as compared receiving net proceeds from our lines of credit of $792,530 during the three months ended December 31, 2003.

Payments on Long-Term Convertible Debt and Notes Payable. During the three months ended December 31, 2004, we repaid $251,463 on our debt obligations as compared to $201,432 during the same period in fiscal 2003. Payments in the three months ended December 31, 2004 reflect payments on notes payable and long-term convertible debt.

Net Cash Provided by Financing Activities. The net cash provided by financing activities during the three months ended December 31, 2004 was $2,775,456, compared to $1,422,821 in cash provided by financing activities during the three months ended December 31, 2003.

Cash increased during the three months ended December 31, 2004 by $1,057,561 compared to a decrease of $1,351 during the three months ended December 31, 2003. These changes increased the ending cash balance at December 31, 2004 to $1,312,978 and decreased the ending cash balance at December 31, 2003 to $814,412.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) Emerging Issues Task Force (EITF) Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. We continue to assess the potential impact that the adoption of the proposed FSP could have on our financial statements.

In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the adoption of SFAS No. 151 will have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. SFAS No. 123(R) will be effective for interim or annual reporting periods beginning on or after June 15, 2005. We previously adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly we believe SFAS No. 123(R) will not have a material impact on our balance sheet or income statements. We continue to assess the potential impact that the adoption of SFAS No. 123(R) could have on our statements of cash flows.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to the valuation of long-lived assets, intangible assets, goodwill and investment in advanced technology companies, accounting for fixed price contracts, accounting for stock options and warrants and the realization of deferred income taxes. Actual amounts could differ significantly from these estimates.

Valuation of Long-Lived Assets, Intangible Assets and Goodwill. We must assess the realizable value of long-lived assets, intangible assets and goodwill for potential impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In assessing the recoverability of our goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. In addition, we must make assumptions regarding the useful lives of these assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. Effective October 1, 2001, we elected early adoption of SFAS No. 142, and were required to analyze goodwill for impairment. As of September 30, 2003, we updated

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our impairment test and determined that the goodwill recorded in connection with the acquisition of REN was impaired. REN’s customer backlog as of September was not sufficient to support the realization of goodwill and as a result, we wrote-off the balance related to REN. We also updated our impairment test as of December 31, 2004 for the goodwill recorded in connection with the acquisitions of OKON and PML. We concluded that there was no impact on our financial position and results of operations, as goodwill was not impaired.

Investment In Advanced Technology Companies. The Company has an investment in certain advanced technology companies. The investment is stated at the estimated net realizable value and is evaluated periodically for impairment and is carried at the lower of cost or estimated net realizable value. The evaluation that we perform is based upon estimates. The actual value that we realize from this investment may be more or less than its carrying value. We will recognize gains or losses on these investments, if any, when realized.

Accounting for Fixed Price Contracts. Our 56% owned subsidiary, REN Corporation, recognizes revenues from fixed price contracts on the percentage-of-completion method of accounting. Under this method of accounting, the amount of revenue recognized is the percentage of the contract price that the costs expended to date bear to the total estimated costs of the contract, based upon current estimates of the costs to complete the contract. Project managers make significant assumptions concerning cost estimates for materials and labor. Due to the uncertainties inherent in the estimation process, as well as the potential changes in customer needs as these contracts progress, it is at least reasonably possible that completion costs for uncompleted contracts may be revised in the future, and that such revisions could be material.

Accounting for Stock Option and Warrants. We issue stock options and warrants to stockholders, employees, consultants and others in connection with our various business activities. These are accounted for in accordance with the provisions of APB 25 and FASBs 123 and 148, as well as other authoritative accounting pronouncements. We are required to make estimates of the fair value of the related instruments and the period benefited. These estimates may affect such financial statement categories as stockholders’ equity, general and administrative expense, and interest and financing costs. In addition, there is discussion regarding new requirements to account for stock options at fair value, which may have a material impact on our statement of operations in the future.

Deferred Income Taxes. We have provided a full valuation reserve related to our substantial deferred tax assets. In the future, if sufficient evidence of our ability to generate sufficient future taxable income in certain tax jurisdictions becomes apparent, we may be required to reduce this valuation allowance, resulting in income tax benefits in our consolidated statement of operations. We evaluate the realizability of the deferred tax assets annually and assess the need for the valuation allowance.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND MARKET PRICE OF STOCK

An investment in our securities involves a high degree of risk. You should carefully consider the following factors and other information included or incorporated by reference in our periodic reports filed with the Securities and Exchange Commission before making an investment decision. These risks and uncertainties are not the only ones we face. Others that we do not know about now, or that we do not think are important, may impair our business or the trading price of our shares of common stock.

Our working capital is not sufficient to meet our expected cash operating requirements for the period ending September 30, 2005, and without additional financing and sources of revenue, we may not be able to continue our operations at the current level after that time.

Our working capital is primarily used for operations, investing activities and payments on long-term debt. At December 31, 2004, we had negative working capital of $2,689,790. This compared to negative working capital of $1,266,653 at September 30, 2004. If we are not able to improve our working capital position, we will not be able to implement our plan to commercialize the Rentech Process through acquisition of the East Dubuque plant, realize revenues from its operations, or maintain our operations at the current level. If we do not succeed in financing and purchasing the East Dubuque plant, we will have a less advantageous position to seek additional financing to fund our operations, including payment of the loans we obtained to provide working capital until the new financing we expect to obtain for financing the purchase. If we are unable to obtain additional debt or equity financing, our current available net cash profits from operations and a potential sale of some of our assets will not enable us to meet our expected cash operating requirements through this fiscal year ending September 30, 2005.

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We have never operated at a profit, and if we do not operate at a profit, we may be unable to continue our operations.

We have a history of operating losses and have never operated at a profit. From our inception on December 18, 1981 through December 31, 2004, we have incurred losses in the amount of $49,901,304. For the three months ended December 31, 2004, we recognized a net loss of $2,251,565 applicable to common shareholders. If we do not operate at a profit in the future, we would be unable to continue our operations at the present level. Ultimately, our ability to maintain our present level of business will depend upon earning a profit from use or licensing of the Rentech Process. Our ability to do so has not been demonstrated.

We will need to obtain funds from additional financing or other sources for our business activities. If we do not receive these funds, we would need to reduce, delay, or eliminate our expenditures, including our acquisition of the East Dubuque fertilizer plant.

We have, and will continue to expend substantial funds to continue research and development of our technologies, to market licenses of the Rentech Process, and to retrofit existing plants that we expect to acquire. We intend to finance our acquisition and conversion of future plants primarily through non-recourse debt financing at the project level, as well as through equity financing. Additionally, we intend to obtain additional funds through joint ventures or other collaborative arrangements, and through debt and equity financing in the capital markets. Financing for our projects may not be available when needed or on terms acceptable or favorable to us. In addition, we expect that definitive agreements with equity and debt participants in our capital projects will include conditions to funding, many of which could be outside our control. If we cannot obtain sufficient funds, we may be required to reduce, delay or eliminate expenditures for our business activities, including our anticipated conversion of the East Dubuque plant, or to reduce, delay or eliminate expenditures for research and development, seek to enter into a business combination transaction with, or sell some or all of our assets to others

If we succeed in financing and acquiring the East Dubuque plant, we may never successfully operate the plant.

We expect the current management and operation staff to remain at the East Dubuque plant and continue to operate it after we acquire the plant, but we do not have significant experience managing the operation of a nitrogen fertilizer plant and we may not be successful in doing so. If we are not able to successfully manage the East Dubuque plant during the addition of the proposed coal gasification process and equipment to use our technology, we may not be able to repay the debt we will incur to acquire the plant. As a result, the value of our common stock would be negatively impacted and the purchasers of our common stock may lose their investment. Our future financial performance will depend in part on our ability to integrate Royster-Clark Nitrogen, Inc. with our current operations. In order to integrate the newly acquired business into our current business, we must combine in a timely manner our financial and management controls, our administrative functions and our information systems. We cannot assure you that we will successfully integrate Royster-Clark Nitrogen or that we will effectively manage the combined operations.

The market for natural gas has been volatile and if prices for natural gas increase significantly, we may not be able to economically operate the East Dubuque plant during the conversion phase.

Until we complete the conversion of the East Dubuque plant to use coal to produce the required synthesis gas, we will be exposed to market risk due to increases in natural gas prices. We intend to purchase natural gas for use in the East Dubuque plant on the spot market. We plan to also use short-term, fixed supply, fixed price purchase contracts to lock in pricing for a portion of our natural gas requirements through the winter months when gas prices are usually the most volatile. These may not protect us from increases in the cost of our feedstock that could materially adversely affect our business, results of operations and financial condition. An increase in the price of natural gas, prior to the conversion, or in coal, after the conversion is completed, or in other commodities that we may use as feedstock at the other fertilizer plants we acquire may also adversely affect our operating results. The prices of natural gas or other commodities that we may use as feedstock are subject to wide fluctuations due to a variety of factors that are beyond our control. Higher than anticipated costs for the catalyst and other materials used in these plants could also adversely affect operating results.

If we acquire the East Dubuque plant, our future hedging activities may effectively increase the price we pay for the natural gas that we will use in operating the East Dubuque plant and may require us to provide collateral for hedging liabilities.

If we acquire the plant, we would attempt to manage our exposure to increases in the price of natural gas by entering into price risk management arrangements for a portion of our expected requirements of natural gas for the East Dubuque plant. Commodity price hedging may fix the prices we actually pay for our natural gas, and we may not benefit from reductions in the price of natural gas. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in

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certain circumstances. These include becoming obligated to purchase more natural gas than the operations of the plant require, or failure of the counterparties to our contracts to perform under the contracts. Our commodity price risk management arrangements may also require us to deliver cash collateral or other assurances of performance to the counterparties in the event that our payment obligations exceed certain levels. These future collateral requirements, if any, are uncertain and will depend on arrangements with our counterparties and future natural gas prices.

Lower prices for nitrogen fertilizers or downturns in market demands could reduce the revenues and profitability of the nitrogen fertilizer business.

Nitrogen fertilizer is a global commodity that experiences often unpredictable fluctuations in demand and an increasing supply on the world-wide market, and we believe we may face intense price competition from other domestic and foreign sources. In the recent past, nitrogen fertilizer prices have been volatile, often experiencing price changes from one growing season to the next. A downturn in nitrogen prices could have a depressing effect on the prices of most of the fertilizer products that we will sell after we acquire Royster-Clark Nitrogen, and may materially adversely affect our ability to economically convert the nitrogen fertilizer plant to use coal and produce liquid hydrocarbon products using the Rentech Process. If we are able to acquire Royster-Clark Nitrogen, and the price of the fertilizer product we would sell decreases or we do not successfully convert the East Dubuque plant to the use of coal feedstock and successfully add our Rentech Process and begin producing liquid hydrocarbon products, our business, results of operation and financial condition could be materially adversely affected.

If we succeed in financing and acquiring the East Dubuque plant, our planned reconfiguration of the plant will require a substantial increase to our indebtedness and our debt to equity ratio, which could adversely affect our financial health and limit our ability to grow and compete.

To finance preliminary costs related to the acquisition of Royster-Clark Nitrogen, Inc., we have entered into short-term loan agreements for $3.85 million. To finance part of the purchase price of the acquisition, we are attempting to obtain a loan secured by the plant assets. To convert the nitrogen fertilizer plant to using coal to produce synthesis gas and to implement our Rentech Process, we will need to obtain additional financing, which we estimate could be $400 million, a substantial portion of which will be debt. We will likely become highly leveraged and our debt to equity ratio will consequently increase. The degree to which we are leveraged could have important consequences to us. For example, it could:

•	limit our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make interest payments on our indebtedness, reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, including limiting our ability to take advantage of significant business opportunities; and

•	place us at a competitive disadvantage as compared to some of our competitors that have less debt.

Without large asset loans and other financing sources, we will be unable to acquire Royster-Clark Nitrogen and the nitrogen fertilizer plant, and convert the plant to use coal feedstock with our technology. As part of the final phase of the conversion, we expect to suspend production of the plant for approximately six weeks, and we will require sufficient working capital to support our present operations and pay expenses of the plant during this period. Without the operating profits the nitrogen fertilizer plant may produce, we would be materially financially weakened and would be unable to implement our business plan.

Our receipt of license fees from other businesses for plants they might develop will depend on substantial efforts by our potential licensees, and if we license our technology, the licensees could choose not to construct a Fischer-Tropsch plant based on the Rentech Process or to pursue alternative Fischer-Tropsch technologies.

We have not had adequate capital to finance, construct, and operate our own commercial plants. We have marketed licenses for use of the Rentech Process, but have no active licensees at this time. Under the license agreements we offer, a licensee would be responsible for obtaining sources of feedstock, conducting feasibility studies, recruiting personnel who are skilled in operating gas process plants, obtaining governmental approvals and permits, obtaining sufficient financing on favorable terms for the large

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capital expenditures required; possibly constructing infrastructure if not otherwise available at the plant site; designing, constructing and operating the plant; and marketing the products. The ability of any licensee to accomplish these requirements, and the efforts, resources and timing schedules to be applied by a licensee, will be controlled by the licensee. Whether licensees are willing to expend the resources necessary to construct Fischer-Tropsch plants will depend on a variety of factors outside our control, including the prevailing price outlook for crude oil, natural gas and refined products. In addition, our license agreements may generally be terminated by the licensee, with or without cause. Furthermore, our potential licensees are not restricted from pursuing alternative Fischer-Tropsch technologies on their own or in collaboration with others, including our competitors, for projects other than the ones we might license in the future.

The capital costs of gas process plants and natural gas fields, coal mines or other sources of feedstock that would use the Rentech Process require more capital than is available to us or to many of our potential licensees. These limitations have slowed and will continue to delay use of our technology and significant delays may occur before we realize substantial revenues, if any, from Fischer-Tropsch plants that use our Rentech Process . If our licensees do not proceed with commercial plants using the Rentech Process or do not successfully operate their plants, we will not significantly benefit from the licensing of our Fischer-Tropsch technology. To date, no licensee of the Rentech Process has proceeded to construct and operate a plant for which royalties on production would be due. If we do not receive payments under our license agreements, we may not have sufficient resources to implement our business strategy.

Construction of Fischer-Tropsch plants incorporating the Rentech Process, including conversion of the East Dubuque plant to use coal and our Rentech Process, will be subject to risks of delay and cost overruns.

The construction of Fischer-Tropsch plants incorporating the Rentech Process, and our conversion of the East Dubuque plant to use coal and our Rentech Process, will be subject to risks of delay or cost overruns resulting from numerous factors, including the following:

•	obtaining sufficient financing;

•	timely issuance of additional permits, licenses and approvals by governmental agencies and third parties;

•	inadequate engineering plans or delays, including those relating to the commissioning of newly designed equipment;

•	unanticipated changes in the coal supply and market demand for our products;

•	shortages of equipment, materials or skilled labor;

•	labor disputes;

•	environmental conditions and requirements;

•	unforeseen events, such as explosions, fires and product spills;

•	increased costs or delays in manufacturing and delivering critical equipment;

•	resistance in the local community;

•	local and general economic conditions.

If construction of a plant or the conversion of the East Dubuque plant to the use of coal and our Rentech Process is delayed beyond the time we estimate, the actual cost of completion may increase beyond the amounts estimated in our capital budget. A delay would also cause a delay in the receipt of revenues projected from operation of the converted plant, which may cause our business, results of operation and financial condition to be substantially harmed.

The economic success of gas fed Fischer-Tropsch plants using our technology may depend on the availability of natural gas at economic prices, and alternative uses of natural gas could be preferred in many circumstances.

Construction and operation of Fischer-Tropsch plants by our licensees for the use of natural gas with our technology will depend on the availability of natural gas at economic prices. The market for natural gas is highly competitive in many areas of the world and, in many circumstances the sale of natural gas for use as a feedstock in a Fischer-Tropsch plant may not be the highest value market for the owner of the natural gas. Cryogenic conversion of natural gas to liquefied natural gas may compete with our Fischer-Tropsch plants for use of natural gas as feedstocks in many locations. Local commercial, residential and industrial consumer markets, power generation, ammonia, methanol and petrochemicals are also alternative markets for natural gas. Unlike many of our licensees, many of our competitors produce or have access to large volumes of natural gas, which may be

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used in connection with their Fischer-Tropsch operations. The availability of natural gas at economic prices for use as a feedstock for Fischer-Tropsch plants may also depend on the production costs for the gas and whether natural gas pipelines are located in the areas where these plants are located. New pipelines may be built or existing pipelines may be expanded into areas where Fischer-Tropsch plants using our technology are built, and this may affect the operating margins of these plants as other markets compete for available natural gas. If our licensees are unable to obtain natural gas at economical prices, our revenues from license fees may decrease, which could materially adversely affect our business, results of operations and financial condition.

We could have potential indemnification liabilities to licensees relating to the operation of Fischer-Tropsch plants based on the Rentech Process or intellectual property disputes.

We expect that our license agreements will require us to indemnify the licensee against specified losses relating to, among other things:

•	use of patent rights and technical information relating to the Rentech Process; and

•	acts or omissions by us in connection with our preparation of process design packages for the licensee’s plant.

We may also provide our licensees with performance guarantees of the Rentech Process or some of its components. Our indemnification obligations could result in substantial expenses and liabilities to us if intellectual property rights claims were to be made against us or our licensees, or if Fischer-Tropsch plants based on the Rentech Process were to fail to operate as designed.

Our success depends on the performance of our executive officers and key employees, the loss of whom would disrupt our business operations.

Our success in implementing our business plan is substantially dependent upon the contributions of our executive officers and key employees. The individuals include Dr. Charles B. Benham, Dr. Mark S. Bohn, Dennis L. Yakobson and Richard O. Sheppard, each of whom has invented various aspects of the Rentech Process. We do not have key man life insurance for any of our executive officers or key employees. At this stage of our development, economic success of the Rentech Process depends upon several factors, including preliminary design of the synthesis gas reactors for the plants and startup to achieve optimal plant operations. That effort requires knowledge, skills, and relationships unique to our key personnel. Moreover, to successfully compete, we will be required to engage in continuous research and development regarding processes, products, markets and costs. Loss of the services of any executive officer or other key employee could have a material adverse effect on our business, operating results and financial condition.

There are operating hazards of plants using the Rentech Process technology.

Plants that use our Fischer-Tropsch technology process carbon-bearing materials, including natural gas, into synthesis gas. Some plants will require the use of oxygen producing systems to convert the feedstock into synthesis gas. These gases, especially oxygen, are highly flammable and explosive. Severe personal injuries and material property damage may result. If such accidents did occur, our licensees and we could have substantial liabilities and costs. We are not insured for these risks. Furthermore, accidents of this type would likely adversely affect operation of existing as well as proposed plants by increasing costs for safety features.

We have limitations on protection of our intellectual property.

We rely on a combination of patent, trade secret, copyright and trademark law, nondisclosure agreements and technical security measures to protect our intellectual property rights in our various lines of business. Our patents cover key aspects of our gas-to-liquids process, but the technology could be infringed by others and our patents determined to be invalid. Our trade secrets for the formulas for our OKON sealers and for our computer software programs used for our Rentech Process, our oil and gas well field services, and our automated industrial test equipment, could become public. If a trade secret is acquired by a competitor, our competitive position in that line of business would be harmed and our revenues could be substantially reduced.

We expect to have foreign operations, and our business there would be subject to various risks.

We expect that a substantial part of the use of our Rentech Process will occur in foreign countries. The additional risks of foreign operations include rapid changes in political and economic climates; changes in foreign and domestic taxation; lack of

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stable systems of law in some countries; susceptibility to loss of protection of patent rights and other intellectual property rights; expatriation laws adversely affecting removal of funds; fluctuations of currency exchange rates; nationalization of property; civil disturbances; war and other disruptions affecting operations. International operations and investments may also be negatively affected by laws and policies of the United States affecting foreign trade, investment and taxation. If any one or more of these events occurs, our revenues from overseas customers could be severely reduced or ended.

Our fair price provisions may deter tender offers.

Our Articles of Incorporation include provisions that may make it more difficult for a third party to acquire control of our Company. These provisions include grouping of the board of directors into three classes with staggered terms; a requirement that directors may be removed without cause only with the approval of the holders of 66-2/3% of the outstanding voting power of our capital stock; and a requirement that the holders of not less than 66-2/3% of the voting power of our outstanding capital stock approve certain business combinations of the Company with any holder of more than 10% of the voting power or an affiliate of any such holder unless the transaction is either approved by at least a majority of the uninterested and unaffiliated members of the board of directors or unless certain minimum price and procedural requirements are met. We also have a shareholder rights plan that authorizes issuance to existing shareholders of substantial numbers of preferred share rights or shares of common stock in the event a third party seeks to acquire control of a substantial block of our common stock. These provisions could deter a third party from tendering for the purchase of some or all of our stock and could have the effect of entrenching management and reducing the market price of our common stock.

We do not believe our operating results are a meaningful indicator of future performance.

We have historically experienced, and expect to continue to experience, significant fluctuations in our annual and quarterly operating results because of the unpredictability of many factors that impact our business, including:

•	timing of any construction by us or our licensees of Fischer-Tropsch plants;

•	demand for licenses of the Rentech Process and receipt and revenue recognition of license fees;

•	oil and gas prices;

•	timing and amount of research and development expenditures;

•	introduction or enhancement of Fischer-Tropsch technologies by us and our competitors;

•	market acceptance of new technologies; and

•	general economic conditions.

In addition, our business has previously focused on the licensing of technology that we develop and our prior operating results do not include the operations of a commercial scale nitrogen fertilizer plant. We therefore expect our operating results to vary significantly following our acquisition of the East Dubuque plant. As a result, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as any indication of future performance.

Any of the foregoing factors may cause our operating results to be below the expectations of public market analysts and investors. In that event, we expect the price of our common stock would be materially adversely affected.

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CONTRACTUAL OBLIGATIONS

In addition to the lines of credit and long-term convertible debt previously described, we have entered into various other contractual obligations. The following table lists our significant contractual obligations at December 31, 2004.

	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Notes payable to related parties	$188,682	$188,682	$—	$—	$—
Lines of credit	2,149,218	2,149,218	—	—	—
Long-term debt	3,946,095	2,528,242	423,517	71,593	922,743
Long-term convertible debt	1,079,970	15,560	1,064,410	—	—
Interest payments on debt	1,281,666	293,879	154,830	126,133	706,824
Operating leases	875,159	226,413	362,068	286,678	—

	$9,520,790	$5,401,994	$2,004,825	$484,404	$1,629,567

We are a guarantor on the $500,000 line of credit with Premier Bank until it matures on May 1, 2005. This guaranty includes any amount of the line of credit for which the 44% shareholders of REN are responsible to us.

We have entered into various long-term promissory notes, with monthly principal and interest payments of $28,077, at interest rates of 0% to 9.6%, which are collateralized by certain fixed assets of the Company.

We have leased office space under a non-cancelable operating lease, which expires October 31, 2009, with a renewal option for an additional five years. We have also leased office and warehouse space under a lease that expires during March 2005. In addition we have entered into various other operating leases, which expire through December 2009.

In addition to the contractual obligations previously described, we have entered into various other commercial commitments. The following table lists these commitments at December 31, 2004.

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Employment agreements	$1,682,260	$884,849	$797,411	$—	$—

	$1,682,260	$884,849	$797,411	$—	$—

We have entered into various employment agreements with our executive officers that extend to December 31, 2006. These agreements describe annual compensation as well as the compensation that we must pay upon termination of employment.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk through interest rates related to our investment of current cash and cash equivalents. These funds are generally highly liquid with short-term maturities, and we do not consider the related market risk to be material. Our long-term debt is at fixed rates of interest. We believe that fluctuations in interest rates in the near term will not materially affect our consolidated operating results, financial position or cash flow.

ITEM 4.	CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our management, including the Chief Executive Officer and the Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2004 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed,

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summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. There were no significant changes in our internal controls over financial reporting during the fiscal quarter ended December 31, 2004 that have materially affected, or are reasonable likely to materially affect, the Company’s internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS.

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions, especially product liability for our automated test equipment. We believe that resolution of such litigation will not have a material adverse effect on the Company.

ITEM 2.	CHANGES IN SECURITIES AND USE OF PROCEEDS.

During the three months ended December 31, 2004, we issued options to purchase 145,000 shares of our common stock to employees, consultants and directors. The options were granted for services. The exercise prices were equal to the market value on the dates of the grants.

On December 10, 2004, we issued a stock option for the purchase of 250,000 shares of our common stock to Royster-Clark, Inc. for the exclusive right to negotiate an agreement for our purchase of all the issued and outstanding shares of Royster-Clark Nitrogen, Inc. These options may be exercised until December 10, 2009 at a price of $1.50 per share.

The options were offered and sold in private placement transactions made in reliance upon exemptions from registration pursuant to exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933 to accredited investors, as defined in Rule 501 of Regulation D under the Securities Act of 1933.

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ITEM 6.	EXHIBITS AND REPORTS ON FORM 8-K.

Exhibit Index

3(i)	Restated Articles of Incorporation dated January 18, 2005 (incorporated by reference to Exhibit 3.1 Current Report on Form 8-K filed January 19, 2005).

3(ii)	Bylaws dated November 30, 2004 (incorporated by reference to Exhibit 3(ii) to Annual Report on Form 10-K filed December 9, 2004).

4.1	Shareholder Rights Plan dated January 18, 2005 (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed on January 19, 2005).

10.1	Form of Stock Purchase Warrant issued in the 1999 private placement of securities (incorporated by reference to Exhibit 4.2 to Annual Report on Form 10-KSB for the year ended September 30, 1999 filed on January 12, 2000).

10.2	Form of Convertible Promissory Note issued under the 2002 private placement of convertible promissory notes (incorporated by reference to the exhibits to Form S-3/A Amendment Two to Registration Statement No. 333-85682 filed on October 28, 2002).

10.3	Form of Stock Purchase Warrant issued in the 2002 private placement of securities (incorporated by reference to the exhibits to Form S-3/A Amendment Two to Registration Statement No. 333-85682 filed on October 28, 2002).

10.4	Form of Registration Rights Agreement (incorporated by reference to the exhibits to Form S-3/A Amendment Two to Registration Statement No. 333-85682 filed on October 28, 2002).

10.5	Form of Non-statutory Stock Option Agreement (incorporated by reference to the exhibits to Form S-3/A Amendment Two to Registration Statement No. 333-85682 filed on October 28, 2002).

10.6	Form of Convertible Promissory Note issued under the 2003 private placement of convertible promissory notes (incorporated by reference to the exhibits to Quarterly Report on Form 10-Q dated February 13, 2004).

10.7	Form of Stock Purchase Warrant issued under the 2003 private placement of convertible promissory notes (incorporated by reference to the exhibits to Quarterly Report on Form 10-Q dated February 13, 2004).

10.8	Senior Secured Note with Mitchell Technology Investments dated September 17, 2004 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed September 23, 2004).

10.9	Stock Purchase Warrant with Mitchell Technology Investments dated September 17, 2004 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed September 23, 2004).

10.10	Registration Rights Agreement with Mitchell Technology Investments dated September 17, 2004 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed September 23, 2004).

10.11	Form of Promissory Note for December 2004 Short-Term Loan (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed December 7, 2004).

10.12	Form of Stock Purchase Warrant for December 2004 Short-Term Loan (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed December 7, 2004).

10.13	Form of Registration Rights Agreement for December 2004 Short-Term Loan (incorporated by reference to Exhibit 10.6 to Current Report on Form 8-K filed December 7, 2004).

10.14	License Agreement with Texaco Natural Gas, Inc. dated October 8, 1998 (incorporated by reference to Exhibit 10.10 to Annual Report on Form 10-KSB for the year ended September 30, 1998).

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10.15	Technical Services Agreement dated June 14, 1999 between Rentech and Texaco Energy Systems, Inc. (incorporated by reference to Exhibit 10.7 to Rentech’s Annual Report on Form 10-K for the year ended September 30, 2001)

10.16	FT Solutions LLC Operating Agreement dated as of June 15, 2004 between Headwaters Technology Innovation Group, Inc. and Rentech, Inc. (incorporated by reference to the exhibits to Current Report on Form 8-K filed August 26, 2004).

10.17	Contribution Agreement dated as of June 15, 2004 Among Headwaters Technology Innovation Group, Inc., Rentech, Inc. and FT Solutions LLC (incorporated by reference to the exhibits to Current Report on Form 8-K filed August 26, 2004).

10.18	Patent and Trademark License Agreement dated June 15, 2004 Between Headwaters Technology Innovation Group, Inc. and FT Solutions LLC (incorporated by reference to the exhibits to Current Report on Form 8-K filed August 26, 2004).

10.19	Patent and Trademark License Agreement dated June 15, 2004 Between Rentech, Inc. and FT Solutions LLC (incorporated by reference to the exhibits to Current Report on Form 8-K filed August 26, 2004).

10.20	Patent and Trademark License Agreement dated as of June 15, 2004 Between FT Solutions LLC and Rentech, Inc. (incorporated by reference to the exhibits to Current Report on Form 8-K filed August 26, 2004).

10.21	Services Agreement Between Headwaters Technology Innovation Group, Inc., Rentech, Inc. and FT Solutions LLC (incorporated by reference to the exhibits to Current Report on Form 8-K filed August 26, 2004).

10.22	Services Contract with Wyoming Business Council dated June 7, 2004 (incorporated by reference to Exhibit No. 10.9 to the Current Report on Form 8-K filed June 7, 2004.

10.23	Technical Services Agreement with Clean Coal Power Resources, Inc. dated October 29, 2003 (incorporated by reference to Exhibit 10.1 to Rentech’s Current Report on Form 8-K dated December 11, 2003).

10.24	Letter of Intent with Pertamina dated October 2, 2001 (incorporated by reference to Exhibit No. 10.12 to Rentech’s Amendment No. Two to Registration Statement No. 333-85682 on Form S-3/A).

10.25	Memorandum of Understanding with GTL Bolivia, S.A. dated June 22, 2001 (incorporated by reference to Exhibit No. 10.14 to Rentech’s Amendment No. Two to Registration Statement No. 333-85682 on Form S-3/A).

10.26	Memorandum of Understanding with Jacobs Engineering U.K. Limited dated January 20, 2004, 1999 (incorporated by reference to exhibits to Current Report on Form 8-K filed January 29, 2004).

10.27	Memorandum of Understanding dated June 4, 2004 with the Independent State of New Guinea, Niugini Gas & Chemicals Pte Ltd and I&G Venture Capital Co. Ltd (incorporated by reference to Exhibit 99 to Current Report on Form 8-K filed June 30, 2004).

10.28	1990 Stock Option Plan (incorporated by reference to the exhibits to Registration Statement No. 33-37150-D on Form S-18).

10.29	1994 Stock Option Plan (incorporated by reference to the exhibits to Post-Effective Amendment No. 5 to Registration Statement No. 33-37150-D on Form S-18).

10.30	1996 Stock Option Plan (incorporated by reference to the exhibits to Current Report on Form 8-K dated December 18, 1996).

10.31	1998 Stock Option Plan (incorporated by reference to the exhibits to Registration Statement No. 333-95537 on Form S-8).

10.32	2001 Stock Option Plan (incorporated by reference to the exhibits to Annual Report on Form 10-K for the year ended September 30, 2002).

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10.33	2003 Stock Option Plan (incorporated by reference to the exhibits to Annual Report on Form 10-K for the year ended September 30, 2002).

10.34	2005 Stock Option Plan.

10.35	Employment Contract with executive officer of subsidiary REN Corporation (incorporated by reference from the exhibits to Rentech’s Annual Report on Form 10-K for the year ended September 30, 2001, filed December 28, 2001).

10.36	Employment Agreement with Charles B. Benham (incorporated by reference to Exhibit No. 10.18 to Amendment No. Two to Registration Statement No. 333-85682 on Form S-3/A filed on October 28, 2002).

10.37	Employment Agreement with Mark S. Bohn (incorporated by reference to Exhibit No. 10.19 to Amendment No. Two to Registration Statement No. 333-85682 on Form S-3/A filed on October 28, 2002).

10.38	Employment Agreement with Ronald C. Butz (incorporated by reference to Exhibit No. 10.20 to Amendment No. Two to Registration Statement No. 333-85682 on Form S-3/A filed on October 28, 2002).

10.39	Employment Agreement with Dennis L. Yakobson (incorporated by reference to Exhibit No. 10.22 to Amendment No. Two to Registration Statement No. 333-85682 on Form S-3/A filed on October 28, 2002).

10.40	Stock Purchase Agreement between Rentech Development Corporation and Royster-Clark, Inc. dated as of December 10, 2004 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed December 16, 2004).

10.41	Amendment effective January 18, 2005 to Stock Purchase Agreement dated as of December 10, 2004 between Rentech Development Corporation and Royster-Clark, Inc. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed January 27, 2005).

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Rule 15d – 14(a).

32.1	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

RENTECH, INC.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RENTECH, INC.

Dated: February 8, 2005	/s/ Dennis L. Yakobson
Dennis L. Yakobson, President and Chief Executive Officer

Dated: February 8, 2005	/s/ Geoffrey S. Flagg
Geoffrey S. Flagg Chief Financial Officer

Exhibit 10.34

RENTECH, INC.

RENTECH, INC.

2005 Stock Option Plan

RENTECH, INC.

2005 STOCK OPTION PLAN

ARTICLE I

ESTABLISHMENT AND PURPOSE

1.1 Establishment. Rentech, Inc., a Colorado corporation (“Company”), hereby establishes a stock option plan for key employees, directors, and consultants providing material services to the Company, as described herein, which shall be known as the “2005 Stock Option Plan” (the “Plan”). It is intended that certain of the options issued to employees pursuant to the Plan will constitute incentive stock options within the meaning of Section 422A of the Internal Revenue Code and that other options issued pursuant to the Plan shall constitute nonstatutory options. The Board of Directors shall determine which options are to be incentive stock options and which are to be nonstatutory options and shall enter into option agreements with recipients accordingly.

1.2 Purpose. The purpose of this Plan is to enhance shareholder investment by attracting, retaining and motivating key employees, directors and consultants of the Company, and to encourage stock ownership by such persons by providing them with a means to acquire a proprietary interest in the Company’s success, and to align the interests of management with those of shareholders.

ARTICLE II

DEFINITIONS

2.1 Definitions. Whenever used herein, the following terms shall have the respective meanings set forth below, unless the context clearly requires otherwise, and when said meaning is intended, the term shall be capitalized.

(a) “Board” means the Board of Directors of the Company.

(b) “Code” means the Internal Revenue Code of 1986, as amended.

(c) “Committee” shall mean the Committee provided by Article IV hereof, which may be created at the discretion of the Board.

(d) “Company” means Rentech, Inc., a Colorado corporation.

(e) “Consultant” means any person or entity, including a Parent Corporation or a Subsidiary Corporation, that provides services (other than as an Employee) to the Company, a Parent Corporation or a Subsidiary Corporation, and shall include a Non-Employee Officer or Non-Employee Director, as defined subsequently.

(f) “Date of Exercise” means the date the Company receives notice, by an Optionee, of the exercise of an Option pursuant to Section 8.1 of this Plan. Such notice shall indicate the number of shares of Stock the Optionee intends to exercise.

(g) “Employee” means any person, including an officer or director of the Company or a Subsidiary Corporation, who is employed by the Company or a Subsidiary Corporation.

(h) “Fair Market Value” means the fair market value of Stock upon which an option is granted under this Plan, determined as the average of the closing bid and asked prices of the Stock, as reported by Nasdaq.

(i) “Incentive Stock Option” means an Option granted under this Plan which is intended to qualify as an “incentive stock option” within the meaning of Section 422A of the Code.

RENTECH, INC.

(j) “Non-Employee Director” means a member of the Board who is not an employee of the Company at the time an Option is granted hereunder.

(k) “Non-Employee Officer” means an officer of the Company who is not an employee of the Company at the time an Option is granted hereunder.

(l) “Nonstatutory Option” means an Option granted under this Plan which is not intended to qualify as an incentive stock option within the meaning of Section 422A of the Code. Nonstatutory Options may be granted at such times and subject to such restrictions as the Board shall determine without conforming to the statutory rules of Section 422A of the Code applicable to incentive stock options.

(m) “Option” means the right, granted under this Plan, to purchase Stock of the Company at the option price for a specified period of time. For purposes of this Plan, an Option may be either an Incentive Stock Option or a Nonstatutory Option.

(n) “Optionee” means an Employee or Consultant holding an Option under the Plan.

(o) “Parent Corporation” shall have the meaning set forth in Section 425(e) of the Code with the Company being treated as the employer corporation for purposes of this definition.

(p) “Subsidiary Corporation” shall have the meaning set forth in Section 425(f) of the Code with the Company being treated as the employer corporation for purposes of this definition.

(q) “Significant Shareholder” means an individual who, within the meaning of Section 422A(b)(6) of the Code, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or of any Parent Corporation or Subsidiary Corporation of the Company. In determining whether an individual is a Significant Shareholder, an individual shall be treated as owning stock owned by certain relatives of the individual and certain stock owned by corporations in which the individual is a shareholder, partnerships in which the individual is a partner, and estates or trusts of which the individual is a beneficiary, all as provided in Section 425(d) of the Code.

(r) “Stock” means the $.01 par value common stock of the Company.

2.2 Gender and Number. Except when otherwise indicated by the context, any masculine terminology when used in this Plan also shall include the feminine gender, and the definition of any term herein in the singular also shall include the plural.

ARTICLE III

ELIGIBILITY AND PARTICIPATION

3.1 Eligibility and Participation. All Employees are eligible to participate in this Plan and receive either or both Incentive Stock Options and Nonstatutory Options under the Plan. All Consultants are eligible to participate in this Plan and receive Nonstatutory Options hereunder. Optionees in the Plan shall be selected by the Board, in its sole discretion, from among those Employees and Consultants who, in the opinion of the Board, are in a position to contribute materially to the Company’s continued growth and development and to its long-term financial success.

ARTICLE IV

ADMINISTRATION

4.1 Administration. The Board shall be responsible for administering the Plan.

(a) The Board is authorized to interpret the Plan; to prescribe, amend, and rescind rules and regulations relating to the Plan; to provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company; and to make all other determinations necessary or advisable for the administration of the Plan. Determinations, interpretations, or other actions made or taken by the Board, pursuant to the provisions of this Plan, shall be final and binding and conclusive for all purposes and upon all persons.

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(b) At the discretion of the Board this Plan may be administered by a Committee which shall be an executive committee of the Board, consisting of not less than two members of the Board. The members of such Committee may be directors who are eligible to receive Options under this Plan, but Options may be granted to such persons only by action of the full Board and not by action of the Committee. If the Company determines that grant of Options by the full Board to members of the Committee may not exempt the shares of Committee members from the provisions of Rule 16b-3 under the Securities Exchange Act of 1934, this Plan, without further action, hereby authorizes and grants options to purchase 10,000 shares each to each member of the Committee for each year of continuous service on the Committee, except that, (i) any Committee member, for any year, may elect not to accept an option to purchase 10,000 shares or may elect to accept options for the purchase of less than 10,000 shares; and (ii) if any Committee member elects, for any year, to receive no option or an option to purchase less than 10,000 shares for that year, that option shall be deemed permanently waived, shall not cumulate, and shall not be available in any future year. Such options shall be exercisable at the fair market value of the Stock on the date of grant and shall have the same term and may be exercised in installments as provided in Section 7.3 of this Plan. Such Committee shall have full power and authority, subject to the limitations of the Plan and any limitations imposed by the Board, to construe, interpret and administer this Plan and to make determinations which shall be final, conclusive and binding upon all persons, including, without limitation, the Company, the shareholders, the directors and any persons having any interests in any Options which may be granted under this Plan, and, by resolution or resolutions providing for the creation and issuance of any such Option, to fix the terms upon which, the time or times at or within which, and the price or prices at which any such shares may be purchased from the Company upon the exercise of such Option. Such terms, time or times and price or prices shall, in every case, be consistent with the provisions of this Plan, and shall be set forth or incorporated by reference in the instrument or instruments evidencing such Option.

(c) If the Committee has been appointed, the Board may from time to time remove members from, or add members to, the Committee. The Board may terminate the Committee at any time. Vacancies on the Committee, howsoever caused, shall be filled by the Board. The Committee shall select one of its members as Chairman, and shall hold meetings at such times and places as the Chairman may determine. A majority of the Committee at which a quorum is present, or acts reduced to or approved in writing by all of the members of the Committee, shall be the valid acts of the Committee. A quorum shall consist of a majority of the members of the Committee.

(d) Where the Committee has been created by the Board, references in this Plan to actions to be taken by the Board shall be deemed to refer to the Committee as well, except where limited by this Plan or by the Board.

(e) The Board shall have all of the enumerated powers of the Committee, but shall not be limited to such powers. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted under it.

4.2 Special Provisions for Grants to Officers or Directors. Rule 16b-3 under the Securities and Exchange Act of 1934 (the “Act”) provides that the grant of a stock option to a director or officer of a company subject to the Act will be exempt from the provisions of Section 16(b) of the Act if the conditions set forth in said Rule are satisfied. Unless otherwise specified by the Board, grants of Options hereunder to individuals who are officers or directors of the Company shall be made in a manner that satisfies the conditions of said Rule.

ARTICLE V

STOCK SUBJECT TO THE PLAN

5.1 Number. The total number of shares of Stock hereby made available and reserved for issuance under the Plan shall be 1,000,000 shares for Incentive Stock Options and Nonstatutory Stock Options. The aggregate number of shares of Stock available under this Plan shall be subject to adjustment as provided in Section 5.3. The total number of shares of Stock may be authorized but unissued shares of Stock, or Shares acquired by purchase as directed by the Board from time to time in its discretion, to be used for issuance upon exercise of Options granted hereunder.

5.2 Unused Stock. If an Option shall expire or terminate for any reason without having been exercised in full, the unpurchased shares of Stock subject thereto shall (unless the Plan shall have terminated) become available for other Options under the Plan.

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5.3 Adjustment in Capitalization. In the event of any change in the outstanding shares of Stock by reason of a stock dividend or split, recapitalization, reclassification, or other similar corporate change, the aggregate number of shares of Stock remaining subject to the Plan and to Options previously granted shall be appropriately adjusted by the Board, whose determination shall be conclusive; provided however, that fractional shares shall be rounded to the nearest whole share. In any such case, the number and kind of shares that are subject to any Option (including any Option outstanding after termination of employment) and the Option price per share shall be proportionately and appropriately adjusted without any change in the aggregate Option price to be paid therefor upon exercise of the Option.

ARTICLE VI

DURATION OF THE PLAN

6.1 Duration of the Plan. Subject to approval of shareholders, the Plan shall be in effect for ten years from the date of its adoption by the Board. Any Options outstanding at the end of said period shall remain in effect in accordance with their terms. The Plan shall terminate before the end of said period if all Stock subject to it has been purchased pursuant to the exercise of Options granted under the Plan.

ARTICLE VII

TERMS OF STOCK OPTIONS

7.1 Grant of Options. Subject to Section 5.1, Options may be granted to Employees or Consultants at any time and from time to time as determined by the Board; provided, however, that Consultants may receive only Nonstatutory Options and may not receive Incentive Stock Options. The Board shall have complete discretion in determining the terms and conditions and number of Options granted to each Optionee. In making such determinations, the Board may take into account the nature of services rendered by such Employees or Consultants, their present and potential contributions to the Company and its Subsidiary Corporations, and such other factors as the Board in its discretion shall deem relevant. The Board also shall determine whether an Option is to be an Incentive Stock Option or a Nonstatutory Option.

(a) In the case of Incentive Stock Options, the total Fair Market Value (determined at the date of grant) of shares of Stock with respect to which incentive stock options granted after December 31, 1986 are exercisable for the first time by the Optionee during any calendar year under all plans of the Company under which incentive stock options may be granted (and all such plans of any Parent Corporations and any Subsidiary Corporations of the Company) shall not exceed $100,000. Hereinafter, this requirement is sometimes referred to as the “$100,000 Limitation”.

(b) Nothing in this Article VII of the Plan shall be deemed to prevent the grant of Options permitting exercise in excess of the maximums established by the preceding paragraph where such excess amount is treated as a Nonstatutory Option.

(c) The Board is expressly given the authority to issue amended or replacement Options with respect to shares of Stock subject to an Option previously granted hereunder. An amended Option amends the terms of an Option previously granted and thereby supersedes the previous Option. A replacement Option is similar to a new Option granted hereunder except that it provides that it shall be forfeited to the extent that a previously granted Option is exercised, or except that its issuance is conditioned upon the termination of a previously granted Option.

(d) The date of grant of an Option is either the date it is granted or such other date as may be designed at the time of the award of the Option.

7.2 No Tandem Options. Where an Option granted under this Plan is intended to be an Incentive Stock Option, the Option shall not contain terms pursuant to which the exercise of the Option would affect the Optionee’s right to exercise another Option, or vice versa, such that the Option intended to be an Incentive Stock Option would be deemed a tandem stock option within the meaning of the regulations under Section 422A of the Code.

7.3 Option Agreement: Terms and Conditions to Apply Unless Otherwise Specified. As determined by the Board on the date of grant, each Option shall be evidenced by an Option agreement (the “Option Agreement”) that includes the non-transferability provisions required by Section 10.2 hereof and specifies: whether the Option is an Incentive Stock Option or a Nonstatutory option; the Option price; the duration of the Option; the number of shares of Stock to which the Option applies; any vesting or exercisability restrictions which the Board may impose; in the case of an Incentive Stock Option, a provision

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implementing the $100,000 Limitation; and any other terms or conditions which the Board may impose. All such terms and conditions shall be determined by the Board at the time of grant of the Option.

(a) If not otherwise specified by the Board, the following terms and conditions shall apply to Options granted under the Plan:

(i) Term. The duration of the Option shall be five years from the date of grant.

(ii) Exercise of Option. Unless an Option is terminated as provided hereunder, an Optionee may exercise his Option for up to, but not in excess of, the amounts of shares subject to the Option specified hereafter in this section, based on the Optionee’s number of years of continuous service with the Company or a Subsidiary Corporation from the date on which the Option is granted. In the case of an Optionee who is an Employee, continuous service shall mean continuous employment; in the case of an Optionee who is a Consultant, continuous service shall mean the continuous provision of consulting services. In applying said limitations, the amount of shares, if any, previously purchased by the Optionee under the Option shall be counted in determining the amount of shares the Optionee can purchase at any time. The Optionee may exercise his Option in the following amounts:

(A) After one year of such continuous services, up to but not in excess of twenty percent of the shares originally subject to the Option;

(B) After two years of such continuous services, up to but not in excess of forty percent of the shares originally subject to the Option;

(C) After three years of such continuous services, up to but not in excess of sixty percent of the shares originally subject to the Option;

(D) After four years of such continuous services, up to but not in excess of eighty percent of the shares originally subject to the Option; and

(E) At the expiration of the fifth year of such continuous services, the Option may be exercised, in whole or in part, and at any time and from time to time within its term but it shall not be exercisable after the expiration of five years from the date on which it was granted.

(b) The Board shall be free to specify terms and conditions other than those set forth above, in its discretion.

(c) All Option Agreements shall incorporate the provisions of this Plan by reference, with certain provisions to apply depending upon whether the Option Agreement applies to an Incentive Stock Option or to a Nonstatutory Option.

7.4 Option Price. No Incentive Stock Option granted pursuant to this Plan shall have an Option price that is less than the Fair Market Value of Stock on the date the Option is granted. Incentive Stock Options granted to Significant Shareholders shall have an Option price of not less than 110 percent of the Fair Market Value of Stock on the date of grant. The Option price for Nonstatutory Options shall be established by the Board and shall not be subject to the restrictions applicable to Incentive Stock Options.

7.5 Term of Options. Each Option shall expire at such time as the Board shall determine when it is granted, provided however that under no circumstances shall a Nonstatutory Option be exercisable later than the tenth anniversary date of its grant, nor by its terms, shall an Incentive Stock Option granted to a Significant Shareholder be exercisable later than the fifth year from the anniversary date of its grant.

7.6 Exercise of Options. Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Board shall in each instance approve, which need not be the same for all Optionees.

7.7 Payment. Payment for all shares of Stock shall be made at the time that an Option, or any part thereof, is exercised, and no shares shall be issued until full payment has been made. Payment shall be made (i) in cash, or (ii) if acceptable

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to the Board, in Stock or in some other form; provided, however, in the case of an Incentive Stock Option, that said other form of payment does not prevent the Option from qualifying for treatment as an incentive stock option within the meaning of the Code.

ARTICLE VIII

WRITTEN NOTICE, ISSUANCE OF STOCK

CERTIFICATES. SHAREHOLDER PRIVILEGES

8.1 Written Notice. An Optionee wishing to exercise an Option shall give written notice to the Company, in the form and manner prescribed by the Board. Full payment for the shares exercised pursuant to the Option must accompany the written notice.

8.2 Issuance of Stock Certificates. As soon as practicable after the receipt of written notice and payment, the Company shall deliver to the Optionee or to a permitted nominee of the Optionee a certificate or certificates for the requisite number of shares of stock.

8.3 Privileges of a Shareholder. An Optionee or any other person entitled to exercise an Option under this Plan shall not have stockholder privileges with respect to any Stock covered by the Option until the date of issuance of a stock certificate for such stock.

ARTICLE IX

TERMINATION OF EMPLOYMENT OR SERVICES

9.1 Death. If an Optionee’s employment in the case of an Employee, or provision of services as a Consultant, in the case of a Consultant, terminates by reason of death, the Option may thereafter be exercised at any time prior to the expiration date of the Option or within 12 months after the date of such death, whichever period is the shorter, by the person or persons entitled to do so under the Optionee’s will or, if the Optionee shall fail to make a testamentary disposition of an Option or shall die intestate, the Optionee’s legal representative or representatives. The Option shall be exercisable only to the extent that such Option was exercisable as of the date of death.

9.2 Termination other than for Cause or Due to Death. In the event of an Optionee’s termination of employment, in the case of an Employee, or termination of the provision of services as a Consultant, in the case of a Consultant, other than by reason of death, the Optionee may exercise such portion of his Option as was exercisable by him at the date of such termination (the “Termination Date”) at any time within six months of the Termination Date; provided, however, that where the Optionee is an Employee, and is terminated due to disability within the meaning of Code 422A, he may exercise such portion of his Option as was exercisable by him on his Termination Date within one year of his Termination Date. In any event, the Option cannot be exercised after the expiration of the term of the Option. Options not exercised within the applicable period specified above shall terminate.

(a) In the case of an Employee, a change of duties or position within the Company or an assignment of employment in a Subsidiary Corporation or Parent Corporation of the Company, if any, or from such a Corporation to the Company, shall not be considered a termination of employment for purposes of this Plan.

(b) The Option Agreements may contain such provisions as the Board shall approve with reference to the effect of approved leaves of absence upon termination of employment.

9.3 Termination for Cause. In the event of an Optionee’s termination of employment, in the case of an Employee, or termination of the provision of services as a Consultant, in the case of a Consultant, which termination is by the Company or a Subsidiary Corporation for cause, any Option or Options held by him under the Plan, to the extent not exercised before such termination, shall terminate upon notice of termination for cause.

ARTICLE X

RIGHTS OF OPTIONEES

10.1 Service. Nothing in this Plan shall interfere with or limit in any way the right of the Company or a Subsidiary Corporation to terminate any Employee’s employment, or any Consultant’s services, at any time, nor confer upon any Employee any right to continue in the employ of the Company or a Subsidiary Corporation, or upon any Consultant any right to continue to provide services to the Company or a Subsidiary Corporation.

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10.2 Non-transferability. All Options granted under this Plan shall be non-transferable by the Optionee, other than by will or the laws of descent and distribution, and shall be exercisable during the Optionee’s lifetime only by the Optionee. No Option may be assigned, pledged, hypothecated or otherwise alienated or encumbered (whether by operation of law or otherwise), and any attempt to do so shall be null and void.

ARTICLE XI

OPTIONEE-EMPLOYEE’S TRANSFER OR LEAVE OF ABSENCE

11.1 Optionee-Employee’s Transfer or Leave of Absence. For purposes of this Plan:

(a) A transfer of an Optionee who is an Employee from the Company to a Subsidiary Corporation or Parent Corporation, or from one such Corporation to another, or

(b) A leave of absence for such an Optionee (i) which is duly authorized in writing by the Company or a Subsidiary Corporation, and (ii) if the Optionee holds an Incentive Stock Option, which qualifies under the applicable regulations under the Code which apply in the case of incentive stock options, shall not be deemed a termination of employment. However, under no circumstances may an Optionee exercise an Option during any leave of absence, unless authorized by the Board.

ARTICLE XII

AMENDMENT, MODIFICATION, AND TERMINATION OF THE PLAN

12.1 Amendment, Modification and Termination of the Plan.

(a) The Board may at any time terminate, and from time to time may amend or modify the Plan; provided, however, that no such action of the Board, without approval of the shareholders, may:

(i) increase the total amount of Stock which may be purchased through Options granted under the Plan, except as provided in Article V;

(ii) change the class of Employees or Consultants eligible to receive Options; or

(iii) extend the maximum option period provided in this Plan.

(b) No amendment, modification, or termination of the Plan shall in any manner adversely affect any outstanding Option under the Plan without the consent of the Optionee holding the Option.

ARTICLE XIII

ACQUISITION, MERGER OR LIQUIDATION

13.1 Acquisition.

(a) In the event that an Acquisition occurs with respect to the Company, the Company shall have the option, but not the obligation, to cancel Options outstanding as of the effective date of Acquisition, whether or not such Options are then exercisable, in return for payment to the Optionees of an amount equal to a reasonable estimate of an amount (hereinafter the “Spread”) equal to the difference between the net amount per share payable in the Acquisition or as a result of the Acquisition, less the exercise price of the Option. In estimating the Spread, appropriate adjustments to give effect to the existence of the Options shall be made, such as deeming the Options to have been exercised, with the Company receiving the exercise price payable thereunder, and treating the stock receivable upon exercise of the Options as being outstanding in determining the net amount per share.

(b) For purposes of this section, an “Acquisition” means any transaction in which substantially all of the Company’s assets are acquired or in which a controlling amount of the Company’s outstanding shares of Stock are acquired, in each case by a single person or entity or an affiliated group of persons and entities. For purposes of this section, a controlling amount shall mean more than 50% of the issued and outstanding shares of Stock of the Company. The Company shall have such an option regardless of how the Acquisition is effectuated, whether by direct purchase,

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through a merger or similar corporate transaction, or otherwise. In cases where the acquisition consists of the acquisition of assets of the Company, the net amount per share shall be calculated on the basis of the net amount receivable with respect to shares upon a distribution and liquidation by the Company after giving effect to expenses and charges, including but not limited to taxes, payable by the Company before the liquidation can be completed.

(c) Where the Company does not exercise its option under this Section 13.1 the remaining provisions of this Article XIII shall apply, to the extent applicable.

13.2 Merger or Consolidation. Subject to any required action by the shareholders, if the Company shall be the surviving corporation in any merger or consolidation, any option granted under this Plan shall pertain to and apply to the securities to which a holder of the number of shares of Stock subject to the Option would have been entitled in such merger or consolidation.

13.3 Other Transactions. A dissolution or a liquidation of the Company or a merger and consolidation in which the Company is not the surviving corporation shall cause every Option outstanding hereunder to terminate as of the effective date of such dissolution, liquidation, merger or consolidation. However, the Optionee either (i) shall be offered a firm commitment whereby the resulting or surviving corporation in a merger or consolidation will tender to the Optionee an option (the “Substitute Option”) to purchase its shares on terms and conditions both as to number of shares and otherwise, that will substantially preserve to the Optionee the rights and benefits of the Option outstanding hereunder granted by the Company, or (ii) shall have the right immediately prior to such dissolution, liquidation, merger, or consolidation to exercise any unexercised Options whether or not then exercisable, subject to the provisions of this Plan. The Board shall have absolute and uncontrolled discretion to determine whether the Optionee has been offered a firm commitment and whether the tendered Substitute Option will substantially preserve to the Optionee the rights and benefits of the Option outstanding hereunder. In any event, any Substitute Option for an Incentive Stock Option shall comply with the requirements of Code Section 425(a).

ARTICLE XIV

SECURITIES REGISTRATION

14.1 Securities Registration. In the event that the Company shall deem it necessary or desirable to register under the Securities Act of 1933, as amended, or any other applicable statute, any Options or any Stock with respect to which an Option may be or shall have been granted or exercised, or to qualify any such Options or Stock under the Securities Act of 1933, as amended, or any other statute, then the Optionee shall cooperate with the Company and take such action as is necessary to permit registration or qualification of such Options or Stock.

14.2 Representations. Unless the Company has determined that the following representation is unnecessary, each person exercising an Option under the Plan may be required by the Company, as a condition to the issuance of the shares pursuant to exercise of the Option, to make a representation in writing (i) that he is acquiring such shares for his own account for investment and not with a view to, or for sale in connection with, the distribution of any part thereof, (ii) that before any transfer in connection with the resale of such shares, he will obtain the written opinion of counsel for the Company, or other counsel acceptable to the Company, that such shares may be transferred. The Company may also require that the certificates representing such shares contain legends reflecting the foregoing.

ARTICLE XV

TAX WITHHOLDING

15.1 Tax Withholding. Whenever shares of Stock are to be issued in satisfaction of Options exercised under this Plan, the Company shall have the power to require the recipient of the Stock to remit to the Company an amount sufficient to satisfy any applicable federal, state, and local withholding tax requirements.

ARTICLE XVI

INDEMNIFICATION

16.1 Indemnification. To the extent permitted by law, each person who is or shall have been a member of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him in settlement thereof, with the Company’s approval, or paid by him in satisfaction of

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judgment in any such action, suit, or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s articles of incorporation or bylaws, as a matter of law, or otherwise, or any power that the Company or any Subsidiary Corporation may have to indemnify them or hold them harmless.

ARTICLE XVII

REQUIREMENTS OF LAW

17.1 Requirements of Law. The granting of Options and the issuance of shares of Stock upon the exercise of an Option shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

17.2 Governing Law. The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the state of Colorado.

ARTICLE XVIII

EFFECTIVE DATE OF PLAN

18.1 Effective Date. The Plan shall be effective on January 1, 2005.

ARTICLE XIX

COMPLIANCE WITH CODE

19.1 Compliance with Code. Incentive Stock Options granted hereunder are intended to qualify as “incentive stock options” under Code 422A. If any provision of this Plan is susceptible to more than one interpretation, such interpretation shall be given thereto as is consistent with Incentive Stock Options granted under this Plan being treated as incentive stock options under the Code.

ARTICLE XX

NO OBLIGATION TO EXERCISE OPTION

20.1 No Obligation to Exercise. The granting of an Option shall impose no obligation upon the holder thereof to exercise such Option.

THIS 2005 STOCK OPTION PLAN was adopted by the Board of Directors of Rentech, Inc. on December 21, 2004 to be effective as of January 1, 2005. It is to be submitted for approval by shareholders at the annual meeting of shareholders to be held on March 17, 2005.

RENTECH, INC.

By:	/s/ Dennis L. Yakobson
Dennis L. Yakobson, President

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Exhibit 31.1

Certification of President and Chief Executive Officer

I, Dennis L. Yakobson, certify that:

I have reviewed this quarterly report on Form 10-Q of Rentech, Inc.;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: February 8, 2005	/s/ Dennis L. Yakobson
Dennis L. Yakobson
President and Chief Executive Officer
(Principal Executive Officer)

RENTECH, INC.

Exhibit 31.2

Certification of Chief Financial Officer

I, Geoffrey S. Flagg, certify that:

I have reviewed this quarterly report on Form 10-Q of Rentech, Inc.;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: February 8, 2005	/s/ Geoffrey S. Flagg
Geoffrey S. Flagg
Chief Financial Officer
(Principal Financial Officer)

RENTECH, INC.

Exhibit 32.1

CERTIFICATION OF PRESIDENT AND CHIEF EXECUTIVE OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Rentech, Inc., (the “Company”) on Form 10-Q for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dennis L. Yakobson, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company as of the dates and for the periods expressed in the Report.

Dated: February 8, 2005	/s/ Dennis L. Yakobson
Dennis L. Yakobson
President and Chief Executive Officer

This certification accompanies the report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Exchange Act of 1934, as amended.

RENTECH, INC.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Rentech, Inc., (the “Company”) on Form 10-Q for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Geoffrey S. Flagg, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company as of the dates and for the periods expressed in the Report.

Dated: February 8, 2005	/s/ Geoffrey S. Flagg
Geoffrey S. Flagg
Chief Financial Officer

This certification accompanies the report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Exchange Act of 1934, as amended.